   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 11, 1996.
                                                           REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                                3COM CORPORATION
             (Exact name of Registrant as specified in its charter)

          CALIFORNIA                         3577                  94-2605794
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                    Classification Number)       Identification
incorporation or organization)                                        No.)

                              5400 BAYFRONT PLAZA
                       SANTA CLARA, CALIFORNIA 95052-8145
                                 (408) 764-5000
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                         ------------------------------

                                ERIC A. BENHAMOU
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                3COM CORPORATION
                              5400 BAYFRONT PLAZA
                       SANTA CLARA, CALIFORNIA 95052-8145
                                 (408) 764-5000
      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO

           J. HOWARD CLOWES                          ELIAS J. BLAWIE
     Gray Cary Ware & Freidenrich                   Venture Law Group
      A Professional Corporation                A Professional Corporation
         400 Hamilton Avenue                       2800 Sand Hill Road
     Palo Alto, California 94301                   Menlo Park, CA 94205

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
               UPON CONSUMMATION OF THE MERGER DESCRIBED HEREIN.
                           --------------------------

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                             PROPOSED MAXIMUM    PROPOSED MAXIMUM       AMOUNT OF
        TITLE OF EACH CLASS OF              AMOUNT TO         OFFERING PRICE        AGGREGATE          REGISTRATION
     SECURITIES TO BE REGISTERED         BE REGISTERED(2)      PER SHARE(3)     OFFERING PRICE(3)         FEE(3)
Common Stock (par value $0.01) (1)          3,800,000             $66.38           $252,244,000          $76,438

(1) With attached rights to purchase additional shares of Common Stock in certain circumstances.

(2) Based upon an estimate of the maximum number of shares of the Common Stock of the Registrant, $0.01 par value per share, issuable in the merger described herein.

(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 as amended (the "Securities Act") and based upon the high and low prices on the Nasdaq National Market on October 9, 1996.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3COM CORPORATION
           CROSS-REFERENCE SHEET SHOWING LOCATIONS IN THE PROSPECTUS
                   OF THE RESPONSES TO THE ITEMS OF FORM S-4

                FORM S-4 ITEM NUMBER AND CAPTION                                        LOCATION
----------------------------------------------------------------  -----------------------------------------------------
INFORMATION ABOUT THE TRANSACTION
       1.  Forepart of the Registration Statement and Outside
             Front Cover Page of Prospectus.....................  Facing Page; Cross Reference Sheet; Outside Front
                                                                    Cover Page of Prospectus/Consent Solicitation
                                                                    Statement

       2.  Inside Front and Outside Back Cover Pages
             of Prospectus......................................  Inside Front Cover Page of Prospectus/Consent
                                                                    Solicitation Statement; Available Information;
                                                                    Table of Contents

       3.  Risk Factors, Ratio of Earnings to Fixed Charges and
             Other Information..................................  Summary; Risk Factors; Selected Historical and
                                                                    Unaudited Pro Forma Combined Condensed Financial
                                                                    Information; Unaudited Selected Pro Forma Financial
                                                                    Data; Comparative Per Share Data

       4.  Terms of the Transaction.............................  Summary; The Merger; The Merger Agreement

       5.  Pro Forma Financial Information......................  Unaudited Pro Forma Combined Financial Statements

       6.  Material Contract with the Company Being Acquired....  Summary; The Merger; The Merger Agreement

       7.  Additional Information Required for
             Reoffering by Persons and Parties
             Deemed to be Underwriters..........................                            *

       8.  Interests of Named Experts and Counsel...............  Legal Matters; Experts

       9.  Disclosure of Commission Position on Indemnification
             for Securities
             Act Liabilities....................................                            *
INFORMATION ABOUT THE REGISTRANT

      10.  Information with Respect to S-3 Registrants..........  Available Information; Summary; Selected Historical
                                                                    and Unaudited Pro Forma Combined Financial Data;
                                                                    Market Price Information; 3Com Corporation

      11.  Incorporation of Certain Information by Reference....                            *

      12.  Information with Respect to S-2 or S-3 Registrants...                            *

      13.  Incorporation of Certain Information by Reference....                            *

      14.  Information with Respect to Registrants
             Other Than S-3 or S-2 Registrants..................                            *
INFORMATION ABOUT THE COMPANY BEING ACQUIRED

      15.  Information with Respect to S-3 Companies............                            *

                FORM S-4 ITEM NUMBER AND CAPTION                                        LOCATION
----------------------------------------------------------------  -----------------------------------------------------
      16.  Information with Respect to S-2 or S-3 Companies.....                            *

      17.  Information with Respect to Companies
             Other Than S-3 or S-2 Companies....................                            *
VOTING AND MANAGEMENT INFORMATION

      18.  Information if Proxies, Consents or Authorizations
             are to be Solicited................................  Outside Front Cover Page of Prospectus/ Consent
                                                                    Solicitation Statement; Summary; The Merger; 3Com;
                                                                    OnStream Networks, Inc.; Comparison of Rights of
                                                                    Holders of 3Com Common Stock and Holders of
                                                                    OnStream Stock

      19.  Information if Proxies, Consents or Authorizations
             are not to be Solicited
             or in an Exchange Offer............................                            *

------------------------

*   Not Applicable

                            ONSTREAM NETWORKS, INC.
                              3393 OCTAVIUS DRIVE
                             SANTA CLARA, CA 95054

Dear Shareholder:

    You will find enclosed a written consent of the shareholders of OnStream Networks, Inc., a California corporation ("OnStream"). The written consent ("Consent") requests your approval of (i) the Agreement and Plan of Reorganization dated October 5, 1996 (the "Merger Agreement") among OnStream, 3Com Corporation, a California corporation ("3Com"), and OnStream Acquisition Corporation, a California corporation and a wholly-owned subsidiary of 3Com ("Sub"), pursuant to which Sub will be merged with and into OnStream (the "Merger"), resulting in OnStream becoming a wholly-owned subsidiary of 3Com,
(ii) the related Agreement of Merger to be filed with the California Secretary of State in order to effect the Merger, and (iii) the establishment of an escrow fund pursuant to which claims for indemnification may be made by 3Com following consummation of the Merger (the "Escrow Fund"). The Consent also includes an election to convert shares of OnStream Preferred Stock to OnStream Common Stock effective immediately prior to the Effective Date (as defined below). It is anticipated that all holders of OnStream Preferred Stock will convert their shares of OnStream Preferred Stock into shares of OnStream Common Stock prior to the Merger because each share of OnStream Common Stock will be converted in the Merger into a larger fraction of a share of 3Com Common Stock than each share of OnStream Preferred Stock.

    The Merger will become effective as soon as practicable after all necessary regulatory and shareholder approvals are obtained and certain other conditions are satisfied (the "Effective Date"). Assuming that all outstanding warrants to acquire shares of OnStream Preferred Stock have been exercised and all shares of OnStream Preferred Stock are converted into OnStream Common Stock prior to the Merger, on the Effective Date, the shareholders of OnStream will receive .23376 of a share of common stock of 3Com, par value $0.01, ("3Com Common Stock") for each share of Common Stock of OnStream. On the Effective Date, each option to acquire shares of OnStream Common Stock will be assumed by 3Com and converted into an option to acquire 3Com Common Stock. The number of shares and exercise price of each option will be appropriately adjusted to reflect the exchange ratio for the conversion of OnStream Common Stock into 3Com Common Stock. In addition, OnStream shareholders receiving 3Com Common Stock in the Merger will also receive the rights (if any) attaching to such stock pursuant to that certain Amended and Restated Rights Agreement dated December 1994 by and between 3Com and the First National Bank of Boston.

    In connection with the Merger, 3Com is registering 3,800,000 shares of 3Com Common Stock under the Securities Act of 1933, as amended (the "Securities Act"), for issuance to OnStream shareholders. The Merger is intended to be a tax-free reorganization which will not result in recognition of any gain or loss by OnStream, OnStream shareholders or 3Com.

    Your Board of Directors has carefully considered the terms and conditions of the proposed Merger and has determined that the Merger is in the best interests of OnStream and its shareholders. THE BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED THAT THE SHAREHOLDERS OF ONSTREAM APPROVE THE MERGER.

    In the material accompanying this letter you will find a Consent and a Prospectus/Consent Solicitation Statement relating to the actions to be taken by the OnStream shareholders pursuant to the Consent. The Prospectus/Consent Solicitation Statement more fully describes the proposed Merger and includes information about OnStream and 3Com. I urge you to read and consider these materials carefully. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR CONSENT IN THE ENCLOSED ENVELOPE OR FAX YOUR CONSENT TO INVESTOR RELATIONS AT ONSTREAM AT (408) 727-5151 SO THAT WE RECEIVE IT NO LATER THAN OCTOBER__, 1996.

    On behalf of your Board of Directors, thank you for your continued support.

                                          Sincerely,

                                          James Mongiello
                                          President and Chief Executive Officer

    YOUR CONSENT IS IMPORTANT. THE MERGER IS SCHEDULED TO BE CONSUMMATED ON OR
ABOUT             , 1996. IN ORDER TO ASSURE THAT YOUR SHARES ARE VOTED ON THIS
IMPORTANT MATTER, YOU ARE REQUESTED TO COMPLETE AND SIGN YOUR CONSENT AND RETURN IT IN THE ENCLOSED ENVELOPE OR FAX YOUR CONSENT TO INVESTOR RELATIONS AT
ONSTREAM AT (408) 727-5151 SO THAT IT IS RECEIVED NO LATER THAN     , 1996.

              3COM CORPORATION PROSPECTUS/ONSTREAM NETWORKS, INC.
                         CONSENT SOLICITATION STATEMENT

    3Com Corporation, a California corporation ("3Com"), has filed a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, covering up to 3,800,000 shares of its Common Stock, par value $0.01 per share (together with the rights (if any) attaching to such stock pursuant to that certain Amended and Restated Rights Agreement dated December 1994 by and between 3Com and the First National Bank of Boston, "3Com Common Stock"), to be issued in connection with the proposed merger (the "Merger") of OnStream Acquisition Corporation, a California corporation and a wholly-owned subsidiary of 3Com ("Sub"), with and into OnStream Networks, Inc., a California corporation ("OnStream"), pursuant to the terms set forth in the Agreement and Plan of Reorganization entered into by and among 3Com, Sub and OnStream dated as of October 5, 1996 (the "Merger Agreement").

    Pursuant to the Merger Agreement, upon the consummation of the Merger, OnStream will become a wholly-owned subsidiary of 3Com, and OnStream Stock (as defined below) will be converted into shares of 3Com Common Stock. As used herein, "OnStream Stock" includes all shares of issued and outstanding Common Stock of OnStream ("OnStream Common Stock") and all shares of issued and outstanding Preferred Stock of OnStream ("OnStream Preferred Stock"), other than those shares held by holders who perfect their dissenters' rights under California law. The Merger Agreement provides that 3Com will issue a total of 3,800,000 shares of 3Com Common Stock and options to acquire shares of 3Com Common Stock in exchange for all OnStream Stock and all rights to acquire OnStream Stock. It is anticipated that all holders of OnStream Preferred Stock will convert their shares of OnStream Preferred Stock into shares of OnStream Common Stock prior to the Merger because each share of OnStream Common Stock will be converted in the Merger into a larger fraction of a share 3Com Common Stock than each share of OnStream Preferred Stock. As of October 5, 1996, and assuming that all outstanding warrants to acquire OnStream Stock are exercised and that all OnStream Preferred Stock is converted into OnStream Common Stock, there were 14,364,297 shares of OnStream Common Stock and options to acquire (and agreements to grant options to acquire) 1,891,624 shares of OnStream Common Stock outstanding. See "The Merger Agreement--Conversion of Securities."

    Pursuant to the Merger Agreement and in connection with their indemnification of 3Com and certain of its affiliates and other parties, holders of OnStream Stock will be required to deposit into escrow at the time of the closing of the Merger 10% of the shares of 3Com Common Stock which they are entitled to receive in the Merger.

    This 3Com Prospectus/OnStream Consent Solicitation Statement ("Prospectus/Consent Solicitation Statement") constitutes (a) the Prospectus of 3Com filed as part of the Registration Statement, and (b) the Consent Solicitation Statement of OnStream relating to the solicitation of Consents (as defined herein) of the shareholders of OnStream. All information herein with respect to OnStream has been furnished by OnStream and all information herein with respect to 3Com and Sub has been furnished by 3Com. All unaudited pro forma combined financial information herein has been prepared by 3Com using historical financial information regarding 3Com and OnStream, which in turn was furnished by 3Com and OnStream, respectively. This Prospectus/Consent Solicitation Statement is first being mailed to shareholders of OnStream on or about October
  , 1996.

    SEE "RISK FACTORS" COMMENCING ON PAGE 12 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED CAREFULLY BY ONSTREAM SHAREHOLDERS BEFORE CONSENTING TO THE MERGER AGREEMENT.

    NEITHER THIS TRANSACTION NOR THE SECURITIES OF 3COM OFFERED HEREBY HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/CONSENT SOLICITATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    The date of this Prospectus/Consent Solicitation Statement is October   ,
1996.

                             AVAILABLE INFORMATION

    As permitted by the rules and regulations of the Securities and Exchange Commission (the "SEC"), this Prospectus/Consent Solicitation Statement omits certain information contained in the Registration Statement. For such information, reference is made to the Registration Statement and the exhibits thereto. In addition, 3Com is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, information statements and other information with the SEC. Such reports, information statements and other information may be inspected and copied at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC maintains a website that contains reports, proxy and information statements and other information regarding 3Com. The address of the website is http://www.sec.gov. 3Com Common Stock is quoted on the Nasdaq National Market, and certain of 3Com's proxy statements, reports and other information concerning 3Com may be available for inspection at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED HEREIN IN CONNECTION WITH THESE MATTERS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY 3COM OR ONSTREAM. NEITHER THE DELIVERY HEREOF NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF. THIS PROSPECTUS/CONSENT SOLICITATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED BY THIS PROSPECTUS/CONSENT SOLICITATION STATEMENT OR A SOLICITATION OF A CONSENT IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

                   INFORMATION PROVIDED BY 3COM AND ONSTREAM

    The information set forth in this Prospectus/Consent Solicitation Statement concerning 3Com and Sub has been furnished by 3Com and has not been independently investigated or verified by OnStream, and the information set forth in this Prospectus/Consent Solicitation Statement concerning OnStream has been furnished by OnStream and has not been independently investigated or verified by 3Com or Sub. All unaudited pro forma combined financial information herein has been prepared by 3Com from historical financial information regarding 3Com and OnStream, which in turn was furnished by 3Com and OnStream, respectively.

    3Com, 3Wizard, AccessBuilder, Boundary Routing, CardFacts, Chipcom, EtherDisk, EtherLink, EtherLink II, LANplex, LANsentry, LinkBuilder, LinkSwitch, Net Age, NETBuilder, NETBuilder II, NetFacts, ONcore, ONsemble, ORnet, Parallel Tasking, Personal Routing, Primary Access, PrimaryView, RingBuilder, SmartAgent, SoftHub, Star-Tek, TokenDisk, TokenLink, Transcend, Trichannel, ViewBuilder and Viewplex are registered trademarks of 3Com Corporation. 3System, 3ComImpact, 3Com Network Ready, 3Com Open Partners, 3Com Park, AccessView, Aperture, Arpeggio, ATMDisk, ATMLink, AutoIQ, AutoLink, BRASICA, CELLplex, DynamicAccess, FDDILink, FlexiProbe, FederalLinks, Impresario, LANServant, LinkConverter, MSH, MultiProbe, NetProbe, OfficeConnect, ONdemand, ONline, PACE, Power Grouping, PowerRing, PrimaryVision, SuperStack, SwitchCentral, Traffix, Velocity, WANServant and ZipChip are trademarks of 3Com Corporation. 3ComFacts, 3Community, 3Compatible, 3Fund, 3Partner, 3PartyLine, 3Secure, 3Seller, 3Source, 3STAR, Associates Program, Express, Guardian, Infoline, InfoPAK, Internet Spoken Here, netWorking Partners, Networks That go the Distance, Premier Partner, Service Manager, Service Partner, Service Scout, Service Select Program, SupportPAK and The Power of Access are service marks of 3Com Corporation. BMXSTREAM, BMX28, BMX45, CLstream, CLEARSTREAM, CS600, FLEXSTREAM, LXSTREAM, LX10, ONSTREAM NETWORKS and ONSTREAM are trademarks of OnStream. This Prospectus/Consent Solicitation Statement may also include trademarks and trade names which are the property of their respective owners.

                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                             ---------

AVAILABLE INFORMATION......................................................................................         ii
INFORMATION PROVIDED BY 3COM AND ONSTREAM..................................................................         ii
SUMMARY....................................................................................................          1
  The Companies............................................................................................          1
  Record Date..............................................................................................          2
  Purpose of Solicitation of Consents......................................................................          2
  Vote Required............................................................................................          2
  Effect of the Merger.....................................................................................          2
  Escrow and Indemnification...............................................................................          3
  Recommendation...........................................................................................          3
  Interests of Certain Persons in the Merger...............................................................          3
  Effective Date of the Merger.............................................................................          4
  Conditions to the Merger.................................................................................          4
  Termination..............................................................................................          4
  Surrender of Certificates................................................................................          4
  Dissenters' Rights.......................................................................................          4
  Certain Federal Income Tax Consequences..................................................................          5
  Accounting Treatment.....................................................................................          5
  Comparison of Shareholder Rights.........................................................................          5
SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL DATA........................................          6
3COM SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA.......................................................
ONSTREAM SELECTED HISTORICAL FINANCIAL DATA................................................................
3COM AND ONSTREAM SELECTED PRO FORMA COMBINED FINANCIAL DATA...............................................
COMPARATIVE PER SHARE DATA.................................................................................          9
MARKET PRICE INFORMATION...................................................................................         11
RISK FACTORS...............................................................................................         12
CONSENT OF SHAREHOLDERS OF ONSTREAM........................................................................         14
  General..................................................................................................         14
  Record Date and Outstanding Shares.......................................................................         15
  Consent Required.........................................................................................         15
THE MERGER.................................................................................................         15
  Background of the Merger.................................................................................         15
  Reasons for the Merger; Recommendation of the OnStream Board of Directors................................         16
  Interests of Certain Persons in the Merger...............................................................         18
  Voting Agreements........................................................................................         18
  Accounting Treatment.....................................................................................         19
  Certain Federal Income Tax Consequences..................................................................         19
  Regulatory Approvals.....................................................................................         21
  Resale of 3Com Common Stock..............................................................................         21
  Nasdaq National Market Quotation.........................................................................         22
  Dissenters' Rights.......................................................................................         22
THE MERGER AGREEMENT.......................................................................................         23
  The Merger...............................................................................................         23
  Conversion of Securities.................................................................................         23
  Assumption of OnStream Options...........................................................................         24
  Escrow and Indemnification...............................................................................         25

                                                                                                               PAGE
                                                                                                             ---------

  Representations and Warranties...........................................................................         25
  Certain Covenants and Agreements.........................................................................         26
  Conditions...............................................................................................         26
  Termination..............................................................................................         26
  Amendment and Waiver.....................................................................................         27
  Expenses.................................................................................................         27
3COM CORPORATION...........................................................................................         28
  Business.................................................................................................         28
  Management's Discussion and Analysis of Financial Condition and Results of Operations....................         40
  Management...............................................................................................         48
  Stock Ownership of Certain Beneficial Owners and Management..............................................         52
  Executive Compensation and Other Matters.................................................................         54
ONSTREAM NETWORKS, INC.....................................................................................         58
  Business.................................................................................................         58
  Management's Discussion and Analysis of Financial Condition and Results of Operations....................         62
  Management...............................................................................................         65
  Principal Shareholders...................................................................................         67
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS..........................................................         70
COMPARISON OF RIGHTS OF HOLDERS OF 3COM COMMON STOCK AND HOLDERS OF ONSTREAM STOCK.........................         77
DESCRIPTION OF 3COM CAPITAL STOCK..........................................................................         79
LEGAL MATTERS..............................................................................................         81
EXPERTS....................................................................................................         81
INDEX TO FINANCIAL STATEMENTS..............................................................................        F-1
ANNEX A--AGREEMENT AND PLAN OF REORGANIZATION..............................................................        A-1

                                    SUMMARY

    THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS/CONSENT SOLICITATION STATEMENT. REFERENCE IS MADE TO, AND THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION CONTAINED IN THIS PROSPECTUS/CONSENT SOLICITATION STATEMENT AND THE ANNEX HERETO. UNLESS OTHERWISE DEFINED HEREIN, CAPITALIZED TERMS USED IN THIS SUMMARY HAVE THE RESPECTIVE MEANINGS ASCRIBED TO THEM ELSEWHERE IN THIS PROSPECTUS/CONSENT SOLICITATION STATEMENT. SHAREHOLDERS ARE URGED TO READ THIS PROSPECTUS/ CONSENT SOLICITATION STATEMENT AND THE ANNEX IN THEIR ENTIRETY.

THE COMPANIES

    3COM CORPORATION. 3Com was founded on June 4, 1979 and pioneered the networking industry. Over the years, 3Com has evolved from a supplier of discrete networking products to a broad-based supplier of local area network
(LAN) and network access systems for the large enterprise, small business, home and network service provider markets. Today, 3Com is a multi-billion dollar company offering customers a broad range of ISO 9000-compliant global data networking solutions that include routers, hubs, remote access servers, switches and adapters for Ethernet, Fast Ethernet, Token Ring, fiber distributed data interface (FDDI), Asynchronous Transfer Mode (ATM) and other high-speed networks. Additionally, 3Com offers Integrated Services Digital Network (ISDN) adapters and internetworking products for small businesses and home users, and integrated digital remote access systems used by network service providers and telecommunications carriers. 3Com's products are distributed and serviced worldwide through 3Com and its partners: principally systems integrators, value-added resellers (VARs), national resellers and dealers, distributors and original equipment manufacturers (OEMs). Certain products, such as ISDN digital modems, PC Card adapters and the Network Starter Kit, are also sold through electronics catalogs and retailers.

    3Com's executive offices are located at 5400 Bayfront Plaza, Santa Clara, California 95052, and its telephone number at that address is (408) 764-5000.

    ONSTREAM NETWORKS, INC. OnStream was founded as T3Plus Networking, Inc. in August 1989 to design, develop, market and support high-speed wide area networking products. Since inception, OnStream has pioneered a series of such products, including high-speed Data Service Units, networking T3 multiplexer products and, more recently, a series of high-speed network access products, based on both time division multiplexer (TDM) and ATM technologies. These access products are now the focus of OnStream's development and sales efforts. The products allow enterprises and service providers to integrate voice, data and video traffic over high-speed TDM or ATM circuits. OnStream's products have been distributed mainly in the United States through a direct sales force. Over the course of the last 18 months, OnStream has begun developing reseller channels and has begun to sell and support its products worldwide.

    OnStream's executive offices are located at 3393 Octavius Drive, Santa Clara, California 95054, and its telephone number at that address is (408) 986-4200.

    ONSTREAM ACQUISITION CORPORATION. OnStream Acquisition Corporation, a California corporation, is a corporation recently organized by 3Com for the purpose of effecting the acquisition of Onstream. It has no material assets and has not engaged in any activities except in connection with the proposed acquisition. Its executive offices are located at 5400 Bayfront Plaza, Santa Clara, California 95052, and its telephone number at that address is (408) 764-5000.

    As used in this Prospectus/Consent Solicitation Statement, unless the context requires otherwise, "OnSteam" means Onstream Networks, Inc., its predecessors and its subsidiaries, and "3Com" means 3Com Corporation, its predecessors and its subsidiaries.

RECORD DATE

    Only holders of record at the close of business on October 5, 1996 (the "Record Date") of issued and outstanding shares of OnStream Common Stock and OnStream Preferred Stock (collectively, "Onstream Stock") are entitled to consent to the authorization and approval of the Merger Agreement and the Agreement of Merger (as defined below).

PURPOSE OF SOLICITATION OF CONSENTS

    The purpose of the solicitation of Consents from the shareholders of OnStream is to request approval of (i) the Merger Agreement, pursuant to which Sub will be merged with and into OnStream, resulting in OnStream becoming a wholly-owned subsidiary of 3Com, (ii) the related Agreement of Merger to be filed with the California Secretary of State in order to effect the Merger ("Agreement of Merger"), and (iii) the establishment of an escrow fund pursuant to which claims for indemnification may be made by 3Com and certain related parties following consummation of the Merger (the "Escrow Fund"). Approval of the foregoing matters shall constitute approval of all of the matters related to the Merger described herein. See "The Merger Agreement--Escrow and Indemnification."

VOTE REQUIRED

    Approval of the Merger Agreement requires the consent of holders of (i) a majority of the outstanding shares of OnStream Common Stock entitled to vote;
(ii) 67% of the outstanding shares of OnStream Preferred Stock entitled to vote; and (iii) a majority of the outstanding shares of OnStream Common Stock and OnStream Preferred Stock entitled to vote, voting together as a single class.

    As of the Record Date, certain directors and executive officers of OnStream and certain 5% or greater shareholders held or may be deemed to have held 1,294,167 shares of OnStream Common Stock directly or beneficially, representing 41.7% of the outstanding shares of OnStream Common Stock. In addition, as of the Record Date, such persons held or may be deemed to have held 5,778,478 shares of OnStream Preferred Stock, representing 51.7% of the outstanding shares of OnStream Preferred Stock. Certain shareholders of OnStream, who hold or who may be deemed to hold an aggregate of 49.1% of the outstanding shares of OnStream Stock as of the Record Date have entered into agreements with 3Com whereby they have agreed to vote their shares of OnStream Stock in favor of approval of the Merger Agreement and the Merger and any matter which could reasonably be expected to facilitate the Merger, and, in connection therewith, have granted irrevocable proxies to the Board of Directors of 3Com covering approximately 1,294,167 shares of OnStream Common Stock, or 41.7% of the outstanding OnStream Common Stock as of the Record Date, approximately 5,722,315 shares of OnStream Preferred Stock, or 51.1% of the outstanding OnStream Preferred Stock as of the Record Date and approximately 7,016,482 shares of OnStream Stock. See "The Merger--Voting Agreements."

EFFECT OF THE MERGER

    Upon consummation of the Merger, pursuant to the Merger Agreement, (i) Sub will be merged with and into OnStream, which will be the surviving corporation, and OnStream will become a wholly-owned subsidiary of 3Com, and (ii) each issued and outstanding share of OnStream Stock will be converted into the right to receive that fraction of a share of 3Com Common Stock equal to the applicable "Exchange Ratio" for that class of stock. Subject to certain assumptions regarding the conversion of OnStream Preferred Stock, the exercise of OnStream warrants and the number of outstanding shares and options (see "The Merger Agreement--Conversion of Securities"), each share of OnStream Common Stock will be converted into .23376 of a share of 3Com Common Stock, in each case by virtue of the Merger and without any action on the part of the holder thereof. Fractional shares of 3Com Common Stock will not be issuable in connection with the Merger. OnStream shareholders otherwise entitled to a fractional share will be paid the value of such fraction in cash determined as described herein under "The Merger Agreement-- Conversion of Securities."

    Upon consummation of the Merger, each option to purchase OnStream Common Stock then outstanding or issuable under certain agreements (an "OnStream Option") will be assumed by 3Com and automatically converted into an option (a "3Com Option") to purchase the number of shares of 3Com Common Stock (rounded down to the nearest whole number) that the holder of such OnStream Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the consummation of the Merger, at a price per share (rounded up to the nearest whole cent) equal to the exercise price for the shares of OnStream Common Stock otherwise purchaseable pursuant to the OnStream Option divided by the Exchange Ratio for OnStream Common Stock. See "The Merger Agreement--Assumption of OnStream Options."

ESCROW AND INDEMNIFICATION

    On the Effective Date (and, with respect to those shares held by holders of OnStream Stock which qualify as "dissenting shares" as defined in Section 1300(b) of the California General Corporation Law ("CGCL") (the "Dissenting Shares") for which appraisal rights have not been perfected or lost, such later time as determined in accordance with Section 1.5 of the Merger Agreement), 3Com will deposit into escrow certificates representing 10% of the shares of 3Com Common Stock issued to the holders of OnStream Stock in the Merger, on a pro rata basis. Such shares (the "Escrow Shares") will be registered in the name of and deposited with the Escrow Agent pursuant to the Merger Agreement to constitute the "Escrow Fund." The Escrow Fund will be available to indemnify 3Com, its affiliates, their representatives, and their successors for specified damages that 3Com has incurred or reasonably anticipates incurring by reason of the breach by OnStream of any representation, warranty, covenant or obligation of OnStream contained in the Merger Agreement. Claims against the Escrow Fund shall be 3Com's sole remedy following the Merger for any such breaches. 3Com's right to receive shares from the Escrow Fund is subject to certain limitations. For items that would be expected to be encountered in 3Com's annual audit process, the indemnifiction period will end on the date of completion of the first audit of financial statements containing results of combined operations of 3Com and OnStream. For all other items, the indemnification period will end on the first anniversary of the Closing Date. See "The Merger Agreement--Escrow and Indemnification."

RECOMMENDATION

    The Board of Directors of OnStream has unanimously approved the Merger Agreement and recommends that holders of OnStream Stock approve and adopt the Merger Agreement, the related Agreement of Merger, and the establishment of the Escrow Fund. See "The Merger--Reasons for the Merger; Recommendation of the OnStream Board of Directors."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    As of September 30, 1996, directors and executive officers of 3Com and their affiliates may be deemed to be beneficial owners of approximately 2.8% of the outstanding shares of 3Com Common Stock.

    As of October 5, 1996, directors and executive officers of OnStream and their affiliates may be deemed to be beneficial owners of approximately 49.5% of the outstanding shares of OnStream Stock. Each of the directors and executive officers of OnStream has advised OnStream that he or she intends to vote or direct the vote of all the outstanding shares of OnStream Stock over which he or she has voting control in favor of approval and adoption of the Merger Agreement, the related Agreement of Merger and the establishment of the Escrow Fund. In addition, certain directors of OnStream owned 44,530 shares of 3Com Common Stock as of October 5, 1996.

EFFECTIVE DATE OF THE MERGER

    It is anticipated that the Merger will become effective as promptly as practicable after the requisite shareholder approvals have been obtained and all other conditions to the Merger have been satisfied or waived (the "Effective Date"). It is anticipated that, assuming all conditions are met, the Merger will
occur on            , 1996.

CONDITIONS TO THE MERGER

    The obligations of 3Com and OnStream to consummate the Merger are subject to the satisfaction of certain conditions, including, but not limited to, obtaining requisite shareholder and regulatory approvals, approval for quotation on the Nasdaq National Market of the 3Com Common Stock to be issued pursuant to the Merger, the absence of any injunction prohibiting consummation of the Merger, the accuracy of the representations made in the Merger Agreement (subject to certain limitations set forth therein), the receipt of certain legal opinions with respect to corporate, securities and tax matters and the receipt of an accountants' letter with respect to qualification of the Merger as a pooling of interests transaction. See "The Merger--Accounting Treatment," " The Merger--Certain Federal Income Tax Consequences" and "The Merger Agreement--Conditions."

    The consummation of the Merger is also subject to the expiration of the relevant waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). See "The Merger--Regulatory Approvals."

TERMINATION

    The Merger Agreement is subject to termination by mutual written consent of 3Com, OnStream and Sub and at the option of either 3Com or OnStream if the Merger is not consummated before December 31, 1996 (or in the event of a delay caused exclusively by the Registration Statement not having been declared effective, the date twenty (20) days after the date on which the Registration Statement becomes effective, but in no event later than January 31, 1997), unless otherwise mutually agreed in writing by the parties. See "The Merger Agreement--Termination."

SURRENDER OF CERTIFICATES

    If the Merger becomes effective, a letter of transmittal with instructions will be mailed to all holders of record of OnStream Stock within five business days after the Effective Date of the Merger for use in surrendering their stock certificates in exchange for certificates representing shares of 3Com Common Stock and a cash payment in lieu of fractional shares, if any. CERTIFICATES SHOULD NOT BE SURRENDERED UNTIL THE LETTER OF TRANSMITTAL IS RECEIVED. See "The Merger Agreement--Conversion of Securities."

DISSENTERS' RIGHTS

    Holders of OnStream Stock who object to the Merger may, under certain circumstances and by following procedures prescribed by the CGCL, exercise dissenters' rights and receive cash for their shares of OnStream Stock in an amount equal to the fair value of the OnStream Stock as determined pursuant to such procedures. The failure of a dissenting shareholder of OnStream to follow the appropriate procedures will result in the termination or waiver of such rights. In the event that an OnStream shareholder who attempts to exercise dissenters' rights should fail to make a proper demand for payment or otherwise loses his or her status as a dissenting shareholder, such OnStream shareholder shall be entitled to receive from 3Com the same number of shares of 3Com Common Stock and cash payment in lieu of any fractional share that such OnStream shareholder would have received in the Merger if he or she had not attempted to exercise dissenters' rights. See "The Merger--Dissenters' Rights."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The Merger is intended to be a reorganization so that no gain or loss would be recognized by 3Com or OnStream and no gain or loss would be recognized by OnStream shareholders, except in respect of cash received in lieu of fractional shares or for dissenters' shares. It is a condition to the Merger that OnStream shall have received an opinion of its counsel to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). For a further discussion of federal income tax consequences of the Merger, see "The Merger--Certain Federal Income Tax Consequences." See also "The Merger Agreement--Conditions."

ACCOUNTING TREATMENT

    The Merger is intended to qualify as a pooling of interests for accounting and financial reporting purposes. It is a condition to the Merger that 3Com shall have received a letter from Deloitte & Touche LLP, its independent accountants, confirming, based on certain material representations provided by 3Com and OnStream as described in such letter, that 3Com may account for the Merger as a pooling of interests transaction under generally accepted accounting principles. See "The Merger--Accounting Treatment" and "The Merger Agreement--Conditions."

COMPARISON OF SHAREHOLDER RIGHTS

    See "Comparison of Shareholder Rights" for a summary of the material differences between the rights of holders of 3Com Common Stock and OnStream Stock.

      SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

    The selected historical consolidated financial data of 3Com as of and for the fiscal years ended May 31, 1992 through 1996 and the selected historical financial data of OnStream as of and for the fiscal years ended December 31, 1991 through 1995 have been derived from their respective audited historical financial statements and should be read in conjunction with such financial statements and notes thereto of the separate companies, which are included elsewhere in this Prospectus/Consent Solicitation Statement. The selected historical unaudited financial data for 3Com and OnStream as of and for the three months ended August 31, 1996 and nine months ended September 30, 1996, respectively, reflect, in the opinion of the managements of 3Com and OnStream, respectively, all adjustments, consisting only of normal recurring accruals, necessary for the fair presentation of the results of operations for such periods. These interim operating results of 3Com and OnStream are not necessarily indicative of the results that may be expected for their respective entire fiscal years ending May 31, 1997 and December 31, 1996.

    The selected unaudited pro forma combined financial data give effect to the proposed Merger on a pooling of interests basis. The unaudited pro forma combined financial data is based on the respective historical financial statements and the notes thereto, which are included elsewhere in this Prospectus/ Consent Solicitation Statement. The unaudited pro forma combined balance sheet assumes that the Merger took place on August 31, 1996 and combines 3Com's August 31, 1996 unaudited consolidated balance sheet with OnStream's September 30, 1996 unaudited balance sheet. The unaudited pro forma combined statements of operations assume that the Merger took place as of the beginning of the periods presented and combine 3Com's consolidated statements of operations for the three months ended August 31, 1996 and for the years ended May 31, 1996, 1995 and 1994 with OnStream's results of operations for the three months ended September 30, 1996, the twelve months ended June 30, 1996, and for the years ended December 31, 1994 and December 31, 1993, respectively. This presentation has the effect of excluding OnStream's results of operations for the six-month period ended June 30, 1995 from the pro forma combined statement of operations data.

    The unaudited pro forma combined financial data is presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The unaudited pro forma combined financial data is derived from the unaudited pro forma combined financial statements appearing elsewhere herein and should be read in conjunction with those statements and notes thereto. See "Unaudited Pro Forma Combined Financial Statements."

                                      3COM
                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                      THREE MONTHS ENDED
                                   ------------------------                FISCAL YEAR ENDED MAY 31,
                                   AUGUST 31,   AUGUST 31,   -----------------------------------------------------
                                      1996         1995        1996       1995       1994       1993       1992
                                   -----------  -----------  ---------  ---------  ---------  ---------  ---------
Historical consolidated
  statements of operations data:
Sales............................   $ 706,968    $ 497,289   $2,327,101 $1,593,469 $1,011,533 $ 723,231  $ 482,416
Operating income.................     141,472       87,039     301,681    224,456     23,497     69,910      8,138
Net income (loss) (1)............      93,113       57,421     177,854    144,559    (11,870)    45,047      7,983
Net income (loss) per common and
  equivalent share (1)...........   $    0.52    $    0.33   $    1.00  $    0.84  $   (0.08) $    0.30  $    0.05
Common and equivalent shares used
  in computing per share
  amounts........................     179,448      174,520     176,972    171,079    145,139    147,901    146,420
Historical consolidated balance
  sheet data (end of period):
Working capital..................   $ 923,393    $ 624,556   $ 825,190  $ 570,691  $ 307,017  $ 244,767  $ 187,278
Total assets.....................   1,689,530    1,143,137   1,525,117  1,074,810    614,688    458,869    361,248
Long-term obligations............     115,371      115,454     115,492    116,221      4,642      4,833     13,220
Shareholders' equity.............   1,092,831      711,333     978,805    633,724    414,122    323,307    247,100

------------------------

(1) Net income for fiscal 1996 included a charge of approximately $69.0 million ($.28 per share) for merger-related costs associated with the acquisition of Chipcom Corporation ("Chipcom"), a charge of approximately $52.4 million ($.29 per share) for purchased in-process technology associated with the acquisition of AXON Networks, Inc., and a charge of approximately $1.0 million (approximately $.01 per share) for a litigation settlement.

    Net income for fiscal 1995 included a charge of approximately $68.7 million ($.25 per share) for purchased in-process technology primarily associated with the acquisition of NiceCom, Ltd. and Chipcom's acquisition of DSI ExpressNetworks, Inc. and a charge of $11.2 million ($.06 per share) for merger-related costs associated with the acquisitions of Sonix Communications Limited and Primary Access, and Chipcom's acquisition of Artel Communications Corporation, and a credit of $1.1 million ($.01 per share) for a reduction in accrued restructuring costs.

    Net loss for fiscal 1994 included a charge of approximately $134.5 million ($.82 per share) for purchased in-process technology resulting from 3Com's acquisitions of Synernetics, Inc. and Centrum Communications, Inc. and an exclusive technology licensing agreement with Pacific Monolithics, Inc., a gain of approximately $17.7 million ($.07 per share) relating to the sale of an investment and a tax benefit of $1.2 million ($.01 per share) resulting from retroactive tax law changes.

    Net income for fiscal 1993 included non-recurring items totaling $1.3 million ($.01 per share) which consisted of the net cost of a litigation settlement of $3.6 million, merger costs of $1.0 million related to the acquisition of Star-Tek, Inc., offset by a reduction in accrued restructuring costs of $3.3 million based on revised estimates of future costs.

    Net income for fiscal 1992 included a charge of approximately $10.4 million ($.07 per share) for purchased in-process technology resulting from 3Com's acquisition of the data networking products business of BICC Group, plc.

                                    ONSTREAM
                       SELECTED HISTORICAL FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                            NINE MONTHS ENDED
                                                SEPT. 30,                           FISCAL YEAR ENDED DEC. 31,
                                          ----------------------  ---------------------------------------------------------------
                                             1996        1995        1995          1994        1993       1992          1991
                                          ----------  ----------  ----------   ------------  --------  -----------  -------------
HISTORICAL STATEMENTS OF OPERATIONS
 DATA:
  Revenues..............................  $    8,443  $    9,052   $  11,915   $      7,755  $  6,875  $     3,030  $       1,470
  Operating loss........................      (6,373)     (1,848)     (3,181)        (3,121)     (734)      (1,756)        (2,051)
  Net loss..............................      (6,238)     (1,584)     (2,892)        (3,134)     (719)      (1,740)        (1,965)
  Net loss per common and equivalent
    share...............................  $    (2.12) $    (0.69)  $   (1.22)  $      (1.62) $  (0.52) $     (1.30) $       (1.96)
  Common and equivalent shares used in
    computing per share amounts.........       2,936       2,284       2,379          1,930     1,393        1,338          1,001
HISTORICAL BALANCE SHEET DATA (END OF
 PERIOD):
  Working capital.......................  $    6,272  $    5,929   $   4,384   $      6,493  $  3,787  $     1,792  $       2,630
  Total assets..........................      12,156      10,845      10,473         10,133     6,808        3,266          3,698
  Long-term obligations.................       1,212         942         828            593       508          184            202
  Shareholders' equity..................       7,207       6,699       5,393          7,063     4,413        2,138          2,871

                               3COM AND ONSTREAM
                   SELECTED PRO FORMA COMBINED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                           THREE MONTHS         FISCAL YEAR ENDED MAY 31,
                                                           ENDED AUGUST  ----------------------------------------
                                                             31, 1996        1996          1995          1994
                                                           ------------  ------------  ------------  ------------
PRO FORMA COMBINED STATEMENTS OF OPERATIONS DATA:
  Sales..................................................  $    710,534  $  2,338,417  $  1,601,224  $  1,018,408
  Operating income.......................................       140,145       294,818       221,335        22,763
  Net income (loss)......................................        91,814       171,215       141,425       (12,589)
  Net income (loss) per common and equivalent share
    (1)..................................................  $       0.50  $       0.95  $       0.82  $      (0.09)
  Common and equivalent shares used in computing per
    share amounts........................................       183,213       180,312       173,328       146,783
PRO FORMA COMBINED BALANCE SHEET DATA (END OF PERIOD):
  Working capital........................................  $    922,665
  Total assets...........................................     1,701,686
  Long-term obligations..................................       116,583
  Shareholders' equity...................................     1,093,038
  Book value per share (2)...............................          6.31

------------------------
(1) The pro forma combined net income (loss) per common and equivalent share is based upon the pro forma weighted average number of common and equivalent shares outstanding (except where inclusion of common equivalent shares is antidilutive) of 3Com and OnStream for each period at the Exchange Ratio of .23376 of a share of 3Com Common Stock for each share of OnStream Common Stock, assuming the conversion of OnStream Preferred Stock into OnStream Common Stock.

(2) Pro forma book value per share is computed by dividing pro forma shareholders' equity by the pro forma number of shares of Common Stock outstanding at the end of the period at the Exchange Ratio of .23376 of a share of 3Com Common Stock for each share of OnStream Common Stock, assuming the conversion of OnStream Preferred Stock into OnStream Common Stock.

                           COMPARATIVE PER SHARE DATA
                                  (UNAUDITED)

    The following table sets forth certain historical per share data of 3Com and OnStream and unaudited pro forma and equivalent pro forma combined per share data after giving effect to the proposed Merger on a pooling of interests basis at the Exchange Ratio of .23376 of a share of 3Com Common Stock for each share of OnStream Common Stock, assuming the conversion of OnStream Preferred Stock into OnStream Common Stock. This data should be read in conjunction with the selected historical financial data, the unaudited pro forma combined financial statements and the separate historical consolidated financial statements of 3Com and OnStream and the notes thereto included elsewhere in this Prospectus/Consent Solicitation Statement. The unaudited pro forma combined financial data are not necessarily indicative of the operating results or financial position that would have been achieved had the Merger been consummated at the beginning of the periods presented and should not be construed as representative of future operations. Neither OnStream nor 3Com has ever declared or paid cash dividends on their respective shares of capital stock.

                                                                                              FISCAL YEAR ENDED MAY 31,
                                                                  THREE MONTHS ENDED    -------------------------------------
                                                                    AUGUST 31, 1996        1996         1995         1994
                                                                 ---------------------  -----------  -----------  -----------
Historical--3Com:
  Net income (loss) per share (1)..............................        $    0.52         $    1.00    $    0.84    $   (0.08)
  Book value per share (2).....................................             6.43              5.80         3.94         2.74


                                                                                             FISCAL YEAR ENDED DEC. 31,
                                                                   NINE MONTHS ENDED    -------------------------------------
                                                                  SEPTEMBER 30, 1996       1995         1994         1993
                                                                 ---------------------  -----------  -----------  -----------
Historical--OnStream:
  Net loss per share (1).......................................        $   (2.12)        $   (1.22)   $   (1.62)   $   (0.52)
  Book value per share (2).....................................             0.51              0.45         0.62         0.56

                                                                                              FISCAL YEAR ENDED MAY 31,
                                                                  THREE MONTHS ENDED    -------------------------------------
                                                                    AUGUST 31, 1996        1996         1995         1994
                                                                 ---------------------  -----------  -----------  -----------
Pro forma and equivalent pro forma combined net income (loss)
 per share (3)(4):
  Pro forma combined net income (loss) per 3Com share..........        $    0.50         $    0.95    $    0.82    $   (0.09)
  Equivalent pro forma combined net income (loss) per OnStream
    share (5)..................................................             0.12              0.22         0.19        (0.02)

                                                                    AUGUST 31, 1996
                                                                 ---------------------
Pro forma combined book value per share (3)(4)(6):
  Pro forma combined book value per 3Com share.................        $    6.31
  Equivalent pro forma combined book value per OnStream share
    (5)........................................................             1.48

------------------------

(1) The historical net income (loss) per common and equivalent share is based upon the weighted average number of common and equivalent shares outstanding of 3Com and OnStream for each period, except in loss periods in which the equivalent shares are excluded as their effect would be antidilutive.

(2) The historical book value per share is computed by dividing shareholders' equity by the number of shares of Common Stock outstanding at the end of each period assuming the conversion of OnStream Preferred Stock into OnStream Common Stock.

(3) The unaudited pro forma combined net income (loss) per common and equivalent share data is based upon the weighted average number of common and equivalent shares of 3Com and OnStream for each period at the Exchange Ratio of .23376 of a share of 3Com Common Stock for each share of

    OnStream Common Stock, assuming the conversion of OnStream Preferred Stock into OnStream Common Stock. Net income (loss) of 3Com for the three months ended August 31, 1996 and the fiscal years ended May 31, 1996, 1995 and 1994 has been combined with the net loss of OnStream for the three months ended September 30, 1996, the twelve months ended June 30, 1996 and for the fiscal years ended December 31, 1994 and December 31, 1993, respectively. The presentation has the effect of excluding OnStream's results of operations for the six-month period ended June 30, 1995 from the pro forma and equivalent pro forma combined net income (loss) per share. The pro forma and equivalent pro forma combined book value per share data reflect 3Com's per share data as of August 31, 1996 and OnStream's per share data as of September 30, 1996.

(4) 3Com and OnStream estimate they will incur costs of approximately $7 million associated with the Merger, primarily consisting of direct transaction fees for investment banking, legal and accounting services. The Merger costs, which are not tax deductible, will be charged to operations in the fiscal quarter in which the Merger is consummated. The unaudited pro forma combined balance sheet gives effect to such expenses as if they had been incurred as of August 31, 1996, but the effects of these costs have not been reflected in the unaudited pro forma combined statements of operations.

(5) The unaudited pro forma combined net income (loss) per equivalent OnStream share amounts and the unaudited pro forma book value per equivalent OnStream share amounts are calculated by multiplying the respective unaudited pro forma combined 3Com per share amounts by the Exchange Ratio of .23376 of a share of 3Com Common Stock for each share of OnStream Common Stock, assuming the conversion of OnStream Preferred Stock into OnStream Common Stock.

(6) The unaudited pro forma combined book value per share is computed by dividing unaudited pro forma combined shareholders' equity by the unaudited pro forma number of shares of stock outstanding at the end of the period, assuming the conversion of OnStream Preferred Stock into OnStream Common Stock and the Exchange Ratio of .23376 of a share of 3Com Common Stock for each share of OnStream Common Stock.

                            MARKET PRICE INFORMATION

    Neither OnStream Common Stock nor OnStream Preferred Stock is traded on an established public market.

    The Common Stock of 3Com has been traded in the over-the-counter market and quoted on the Nasdaq National Market under the Nasdaq symbol "COMS" since 3Com's initial public offering on March 21, 1984. The following table sets forth the range of high and low sale prices reported on the Nasdaq National Market for 3Com Common Stock for the fiscal periods indicated (share prices have been adjusted to reflect two-for-one stock splits, effective August 25, 1995 and September 1, 1994):

                                                                               HIGH        LOW
                                                                             ---------  ---------
Fiscal Year Ended May 31, 1995:
  First Quarter............................................................  $   17.28  $   10.06
  Second Quarter...........................................................      23.00      15.75
  Third Quarter............................................................      26.63      20.06
  Fourth Quarter...........................................................      34.63      25.69
Fiscal Year Ended May 31, 1996:
  First Quarter............................................................  $   40.88  $   30.44
  Second Quarter...........................................................      53.63      38.38
  Third Quarter............................................................      51.88      35.50
  Fourth Quarter...........................................................      52.00      36.13
Fiscal Year Ending May 31, 1997:
  First Quarter............................................................  $   50.88  $   33.50
  Second Quarter (through October 10, 1996)................................      68.25      45.00

    On October 7, 1996, the last trading day prior to the announcement by 3Com and OnStream that they had reached an agreement concerning the Merger, the closing price of 3Com Common Stock as reported on the Nasdaq National Market was $66.88 per share. As of September 30, 1996 there were approximately 2,774 shareholders of record of 3Com Common Stock.

    Because the market price of 3Com Common Stock is subject to fluctuation, the market value of the shares of 3Com Common Stock that holders of OnStream Stock will receive in the Merger may increase or decrease. OnStream shareholders are urged to obtain a current market quotation for 3Com Common Stock.

    Following the Merger, 3Com Common Stock will continue to be traded on the Nasdaq National Market under the symbol "COMS."

    Neither 3Com nor OnStream has ever paid cash dividends. If the Merger is not consummated, the Board of Directors of OnStream presently intends to continue a policy of retaining all earnings to finance the expansion of its business. OnStream's credit agreement restricts payment of cash dividends. Following the Merger, it is expected that the Board of Directors of 3Com will continue the policy of not paying cash dividends in order to retain earnings for reinvestment in the business of the combined companies.

                                  RISK FACTORS

    The following risk factors should be considered by holders of OnStream Stock in evaluating whether to approve the Merger Agreement and thereby become holders of 3Com Common Stock. These factors should be considered in conjunction with the other information included and incorporated by reference in this Prospectus/Consent Solicitation Statement. In accordance with the provisions of the Private Securities Litigation Reform Act of 1995, the cautionary statements set forth below identify important factors that could cause actual results to differ materially from those in any forward-looking statements which may be contained in this Prospectus/Consent Solicitation Statement.

    GENERAL RISKS. 3Com's future operating results may be affected by various trends and factors which 3Com must successfully manage in order to achieve favorable operating results. In addition, there are trends and factors beyond 3Com's control which affect its operations. Such trends and factors include, but are not limited to, adverse changes in general economic conditions or conditions in the specific markets for 3Com's products, governmental regulation or intervention affecting communications or data networking, fluctuations in foreign exchange rates, and other factors, including those listed below. 3Com participates in a highly volatile and rapidly growing industry which is characterized by vigorous competition for market share and rapid technological development carried out amidst uncertainty over adoption of industry standards and protection of proprietary intellectual property rights. This could result in aggressive pricing practices, growing competition both from start-up companies and from well-capitalized computer systems and communications companies. 3Com's ability to compete in this environment depends upon a number of competitive and market factors and is subject to the risks set forth in this Prospectus/Consent Solicitation Statement.

    UNCERTAINTIES RELATED TO THE INTEGRATION OF ONSTREAM'S BUSINESS. The successful combination of companies in the high technology industry may be more difficult to accomplish than in other industries. There can be no assurance that 3Com will be successful in developing products based on OnStream's technology or engineering expertise, that 3Com will be successful in integrating its own distribution channels with those of OnStream, that 3Com will be successful in penetrating OnStream's installed customer base, that 3Com will be successful in selling OnStream's products to 3Com's customer base, that the combined companies will retain their key personnel or that 3Com will realize any of the other anticipated benefits of the Merger.

    INTEGRATION OF OTHER ACQUIRED BUSINESSES. 3Com has consummated several acquisitions in recent years, and will, if the Merger is approved, acquire OnStream. There can be no assurance that products, technologies, distribution channels, key personnel and businesses of acquired companies will be effectively assimilated into 3Com's business or product offerings, or that such integration will not adversely affect 3Com's business, financial condition or results of operations. The difficulties of such integration may be increased by the size and number of such acquisitions and the requirements of coordinating geographically separated organizations. There can be no assurance that any acquired products, technologies or businesses will contribute at anticipated levels to 3Com's sales or earnings, that the sales and earnings from acquired businesses will not be adversely affected by the integration process or other general factors. If 3Com is not successful in the integration of such acquisitions, there could be an adverse impact on the financial results of 3Com. The historical growth of the computer networking industry, coupled with critical time-to-market factors, has caused increased competition and consolidation. As a result, there has been a significant increase in the acquisition value of computer networking companies. Future acquisitions are therefore more likely to result in values that are material to 3Com's operations. There can be no assurance that 3Com will continue to be able to identify and consummate suitable acquisition transactions in the future.

    RAPID TECHNOLOGICAL CHANGE. The markets for 3Com's and OnStream's products are characterized by rapidly changing technology. 3Com's and OnStream's success depends, in substantial part, on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting data networking or in market demand for products based on a particular technology could have a material adverse effect on 3Com's operating results if 3Com and OnStream do not respond timely and effectively to such changes. 3Com and OnStream are engaged in research and development activities in certain emerging LAN and WAN high-speed technologies, such as ATM, ISDN, Fast Ethernet, Gigabit Ethernet and data-over-cable. As the industry standardizes on high-speed technologies, there can be no assurance that 3Com and OnStream will be able to respond promptly and cost-effectively to compete in the marketplace.

    CERTAIN COMPONENTS SOLE-SOURCED. Some key components of 3Com's and OnStream's products are currently available only from single sources. There can be no assurance that in the future 3Com's and OnStream's suppliers will be able to meet 3Com's or OnStream's demand for components in a timely and cost-effective manner. 3Com's operating results and customer relationships could be adversely affected by either an increase in prices for, or an interruption or reduction in supply of, any key components.

    INCREASED CREDIT RISK. 3Com distributes a significant portion of its products through third party distributors and resellers. Due to the consolidation in the distribution and reseller channels and 3Com's increased volume of sales into these channels, 3Com has experienced an increased concentration of credit risk. While 3Com continuously monitors and manages this risk, financial difficulties on the part of one or more of 3Com's resellers may have a material adverse effect on 3Com. Likewise, 3Com's and OnStream's expansion into certain emerging geographic markets, characterized by economic and political instability and currency fluctuations, may subject 3Com's and OnStream's resellers to financial difficulties which may have an adverse impact on 3Com.

    FAILURE TO IMPLEMENT KEY PROJECTS. 3Com will continue to invest during fiscal 1997 in expanding its sales, marketing, service, logistics and manufacturing operations worldwide. 3Com's ability to achieve continued sales and earnings growth may be adversely affected unless 3Com can successfully implement several projects, including the continued expansion of 3Com's direct sales force and the establishment of a new manufacturing and distribution facility in the Asia Pacific region.

    INDUSTRY CONSOLIDATION. Acquisitions of complementary businesses and technologies, including technologies and products under development, are an active part of 3Com's overall business strategy. Certain of 3Com's major competitors have also been engaged in merger and acquisition transactions. Such consolidations by competitors are likely to create entities with increased market share, customer base, technology and marketing expertise, sales force size, or proprietary technology in segments in which 3Com competes, which may adversely affect 3Com's ability to compete in such segments.

    NEW PRODUCT TRANSITIONS. 3Com's business is characterized by the continuous introduction of new products and the management of the transition of those products from prior generations of technology or product platforms. In each product transition cycle, 3Com faces the challenge of managing the inventory of its older products, including materials, work-in-process, and products held by resellers. If 3Com is not successful in managing these transitions, there could be an adverse impact on the financial results of 3Com.

    WARRANTY OBLIGATIONS. 3Com's products are covered by product warranties and 3Com may be subject to contractual commitments concerning product features or performance. If unexpected circumstances arise such that the product does not perform as intended and 3Com is not successful in resolving product quality or performance issues, there could be an adverse impact on sales and earnings.

    VOLATILITY OF STOCK PRICE; STOCK ESCROW. The market price of 3Com Common Stock has been, and may continue to be, extremely volatile. Factors such as new product announcements by 3Com or its competitors, quarterly fluctuations in 3Com's operating results, challenges associated with integration of businesses and general conditions in the data networking market may have a significant impact on the market price of 3Com Common Stock. These conditions, as well as factors which generally affect the market for stocks of high technology companies, could cause the price of 3Com Common Stock to fluctuate substantially over short periods.

    In addition, at the Effective Date, 3Com will deposit into escrow, certificates representing 10% of the shares of 3Com Common Stock to be issued to the holders of OnStream Stock in the Merger in connection with the indemnification obligations of the OnStream shareholders. Such shares shall be subject to fluctuations in the market value of the 3Com Common Stock during the Escrow Period (as defined herein). To the extent such escrowed shares are used to satisfy these obligations, the OnStream shareholders may receive up to 10% fewer shares than determined based solely upon the Exchange Ratio. Further, the OnStream shareholders will be obligated to indemnify the Shareholder Representative (as defined herein) for losses, liabilities or expenses he may incur in connection with fulfilling his duties as the Shareholder Representative. See "The Merger Agreement--Escrow and Indemnification."

    CERTAIN MERGER-RELATED CONSIDERATIONS. The negotiation and implementation of the Merger is currently anticipated to result in aggregate expenses (including investment banking, legal and accounting fees) estimated to be approximately $7 million. These costs are expected to be charged against the operations of 3Com in the fiscal quarter in which the Merger is consummated. The Merger is intended to qualify for pooling of interests treatment under U.S. generally accepted accounting principles, and it is a condition to 3Com's obligation to consummate the Merger that 3Com shall have received a letter from 3Com's independent accountants confirming that 3Com may account for the Merger as a pooling of interests. If such treatment were later denied, 3Com's future results of operations could be adversely affected.

    EARTHQUAKES. Notwithstanding 3Com's increased geographical diversification, 3Com's and OnStream's corporate headquarters and a large portion of their research and development activities and other critical business operations are located in California, near major earthquake faults. 3Com's and OnStream's business, financial condition and operating results could be materially adversely affected in the event of a major earthquake.

    CERTAIN CHARTER PROVISIONS. Certain charter provisions and 3Com's shareholder rights plan could have the effect of delaying, deferring or preventing a change in control of 3Com. In addition, 3Com's charter eliminates the personal monetary liability of its directors for breach of their duty of care, and 3Com has entered into agreements with its officers and directors indemnifying them against losses they may incur in legal proceedings resulting from their service to 3Com. See "Description of 3Com Capital Stock."

    PROPOSITION 211. A pending initiative on the November 1996 California ballot would, if passed by voters and upheld against potential court challenges, subject corporations and their directors and officers to increased risk of suit and may prohibit corporations from indemnifying officers and directors and expose directors and officers of corporations to increased risk of personal liability. Proposition 211, if passed and upheld, could increase litigation expenses and the cost of related insurance and adversely affect the financial position and results of operations of 3Com and OnStream. In addition, the increased risk of personal liability could interfere with the ability of 3Com and OnStream to attract and retain directors and officers, which in turn could adversely affect the companies' competitive position.

                      CONSENT OF SHAREHOLDERS OF ONSTREAM

GENERAL

    This Prospectus/Consent Solicitation Statement is being furnished to holders of OnStream Stock in connection with the solicitation by OnStream of shareholder consent to the authorization and approval of the Merger Agreement, Agreement of Merger and establishment of the Escrow Fund (as defined herein).

    This Prospectus/Consent Solicitation Statement contains certain information set forth more fully in the Merger Agreement attached hereto as ANNEX A and is qualified in its entirety by reference to the Merger Agreement, which is hereby incorporated herein by reference. The Merger Agreement should be read carefully by each OnStream shareholder in formulating his or her decision with respect to the proposed Merger.

RECORD DATE AND OUTSTANDING SHARES

    Shareholders of record of OnStream Stock at the close of business on the Record Date are entitled to authorize and approve the Merger Agreement, Agreement of Merger and establishment of the Escrow Fund (as defined herein). On the Record Date, there were approximately 112 shareholders of record and approximately 3,105,826 shares of OnStream Common Stock and approximately 11,187,376 shares of OnStream Preferred Stock issued and outstanding.

CONSENT REQUIRED

    Approval of the Merger requires the consent of holders of (i) a majority of the outstanding shares of OnStream Common Stock entitled to vote; (ii) 67% of the outstanding shares of OnStream Preferred Stock entitled to vote; and (iii) a majority of the outstanding shares of OnStream Common Stock and OnStream Preferred Stock, voting together as a single class. As a condition to their obligation to consummate the Merger, 3Com and Sub are also requiring that shareholders of OnStream holding no more than 5% of the OnStream Stock have, or be able to perfect, dissenters' or appraisal rights in connection with the Merger. Pursuant to the terms of the Voting Agreements, directors, executive officers and certain shareholders of OnStream holding an aggregate of approximately 49.1% of the outstanding shares of OnStream Stock as of the Record Date have agreed to vote their shares of OnStream Stock in favor of approval of the Merger Agreement and the Merger and any matter which could reasonably be expected to facilitate the Merger and, in connection therewith, have granted irrevocable proxies to the Board of Directors of 3Com. See "The Merger--Voting Agreements."

    Shareholders of OnStream should complete, sign and date the Consent and return the Consent to OnStream Networks, Inc., 3393 Octavius Drive, Santa Clara, California 95054, Attention Investor Relations (Facsimile: (408) 727-5151) by
            1996.

    CERTIFICATES SHOULD NOT BE SURRENDERED BY THE HOLDERS THEREOF UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT. See "The Merger Agreement--Conversion of Securities."

                                   THE MERGER

BACKGROUND OF THE MERGER

    In April 1996, OnStream and 3Com began dicussing a potential OEM commercial relationship whereby OnStream would supply its recently introduced broadband networking access products to 3Com. Thereafter 3Com conducted a detailed technical review of the products. In late August 1996, OnStream contacted 3Com about a potential acquisition of OnStream. On September 5, 1996, OnStream provided a presentation about its business to 3Com. On September 23, 1996, 3Com presented an offer to acquire OnStream in a merger transaction. OnStream's Board of Directors met to consider the offer on September 26, 1996. Later that day, representatives of OnStream and 3Com met to discuss further 3Com's original offer and OnStream's response. Based on such discussions, 3Com modified its offer. On that same date, the parties jointly prepared a draft term sheet summarizing the principal anticipated provisions of the possible merger. The parties negotiated the terms of the merger in several meetings and numerous telephone calls, culminating in the execution and delivery of the Merger Agreement and the Voting Agreements on October 5, 1996. During such negotiations, OnStream and 3Com also entered into an OEM Private Label Agreement effective October 1, 1996 to provide for the supply to 3Com of OnStream products and related services in a variety of configurations on standard commercial terms.

REASONS FOR THE MERGER; RECOMMENDATION OF THE ONSTREAM BOARD OF DIRECTORS

    JOINT REASONS FOR THE MERGER

    3Com and OnStream believe that the extensive offerings of 3Com's and OnStream's data networking and wide area access products position the combined company to offer comprehensive standards-based solutions that aggregate voice, video and data traffic across LANs and wide area networks (WANs).

    3Com and OnStream believe that the technical resources of OnStream, primarily in the market for products providing access to public wide area network services or creating public or private wide area networks, and its broad base of clients, including leading network services companies worldwide, will enable the combined company to compete more effectively.

    3Com and OnStream believe that the combined technological resources of 3Com and OnStream will permit the combined company to leverage its development capabilities to create new products which combine aspects of local area networking equipment and wide area access equipment. In addition, many enterprise customers are planning to integrate voice and video with data over their local area networks. This is especially true for customers who are installing ATM backbones in their local area networks. There is an increasing demand for vendors to deliver end-to-end solutions across the WAN to customers. Furthermore, network service providers are beginning to extend their networks to support ATM traffic. Combined, 3Com and OnStream believe that they can deliver new technologies and system solutions more effectively to such customers.

    The combination of the sales and marketing resources of the two companies should allow the combined company to compete more effectively with greater resources. 3Com's broad distribution channels for its wide array of networking products and OnStream's expertise in and relationships with both major network service providers and wide area switching companies selling to network service providers, will be complementary and should enhance the combined company's competitive resources.

    The combined company may also realize cost efficiencies and synergies from combining operations.

    3COM'S REASONS FOR THE MERGER AND FURTHER BACKGROUND

    The Board of Directors of 3Com approved the terms and provisions of the Merger Agreement at its meeting held on October 3, 1996. The Board of Directors of 3Com believes that consummation of the Merger is in the best interests of 3Com.

    In arriving at its decision to approve the Merger Agreement, the Board of Directors of 3Com considered a number of factors. Among the factors that the Board considered were (i) information concerning 3Com's and OnStream's respective businesses, historical financial performance, operations and products, including possible future product releases; (ii) the opportunity for 3Com to expand the distribution of its products to major network service providers and wide area switching companies; (iii) the opportunity to expand 3Com's products to include broadband networking access products; (iv) an analysis of the value that OnStream might contribute to the future business and prospects of the combined company; (v) comparative equity valuation and comparisons of market values and recent acquisition prices for comparable companies; (vi) the compatibility of management and businesses of 3Com and OnStream; (vii) reports from management on specific terms of the relevant agreements, including the Merger Agreement; (viii) the Board's judgment that 3Com was unlikely to identify an alternative business opportunity that would provide superior benefits to 3Com and its shareholders; and (ix) the technical and marketing knowledge of the OnStream employee team.

    One of 3Com's goals is to provide the broadest of networking products and solutions to its customers. OnStream has developed wide area access products that when combined with 3Com's current networking products will allow customers to integrate voice, video and data over their local and wide area networks. 3Com believes that the OnStream products will strengthen its position with customers who are increasingly looking to a single vendor to provide a complete LAN/WAN solution.

    The Board of Directors of 3Com also believes that the strategic relationships that OnStream has established with both network service providers and vendors of wide area switching technology will assist 3Com in achieving its stated goal of increasing its distribution and technology relationships within the telecommunications industry. 3Com believes that with the OnStream products, it will be able to strengthen its position with telecommunications service providers that are extending their networks to offer ATM services.

    RECOMMENDATION OF THE ONSTREAM BOARD OF DIRECTORS; ONSTREAM'S REASONS FOR
     THE MERGER

    The Board of Directors of OnStream unanimously approved the terms and provisions of the Merger Agreement at its meeting held on October 4, 1996. The Board of Directors of OnStream believes the terms of the Merger are fair and recommends that the shareholders approve the Merger, the Merger Agreement, the Agreement of Merger, and the establishment of the Escrow Fund.

    OnStream believes the Merger will create the potential to expand the market presence of OnStream's products in the United States and globally through 3Com's significant sales and distribution infrastructure and broad installed base of customers. OnStream expects that the Merger will allow 3Com and OnStream to share the results of their combined research and development activities and the benefits of their combined sales and marketing efforts. OnStream also believes that the Merger will allow savings in selling, general and administrative as well as sales and marketing expenses by enabling OnStream to utilize 3Com's infrastructure and therefore invest more in research and development than it would otherwise be able to invest. Finally, the Merger is expected to provide liquidity for OnStream's shareholders through their ownership of 3Com stock.

    In the course of its deliberations on September 26, 1996 and October 4, 1996, the OnStream Board of Directors met with OnStream management and its financial and legal advisors and reviewed the anticipated benefits summarized above and a number of additional factors relevant to the Merger. In particular, the OnStream Board of Directors considered, among other things: (i) information concerning, and their knowledge of, OnStream's and 3Com's respective businesses, prospects, historical financial performances and conditions, operations, technologies, managements, competitive positions, products, customers and future development plans; (ii) the historical market prices, volatility and trading information with respect to the 3Com Common Stock; (iii) the consideration to be received by OnStream shareholders in the Merger and the market value of the shares of 3Com Common Stock to be issued in exchange for OnStream Stock and upon exercise of outstanding OnStream Options and warrants; (iv) comparative equity valuation and comparisons of market values and recent acquisition prices for comparable companies; (v) the terms of the Merger Agreement; (vi) an evaluation of the prospects of OnStream on a stand-alone basis; (vii) an evaluation of other strategic alternatives potentially available to OnStream, including other merger opportunities and a potential initial public offering; (viii) the compatibility of the managements and businesses of OnStream and 3Com, as well as the fact that certain members of OnStream's senior management would manage the operations relating to OnStream's products and business for the combined company; and (ix) the fact that the Merger is expected to qualify as a tax-free reorganization.

    The Board of Directors of OnStream also considered a variety of potentially negative factors in its deliberations concerning the Merger, including, among other things: (i) the slower growth of 3Com's revenues compared to the potential growth of OnStream's revenues as a stand-alone entity; (ii) the possibility of management disruption associated with the Merger and the risk that, despite the efforts of the combined company, the combined company may not be able to retain key technical, sales and management personnel of OnStream; (iii) the risk that the combined company's ability to increase or maintain revenues might be diminished by potential loss of existing OnStream partners, loss of personnel or other factors resulting from the Merger; (iv) the risk that the benefits sought to be achieved by the Merger will not be achieved; (v) the ability of OnStream to remain as a stand-alone company and (vi) other risks described above under "Risk Factors."

    In view of the wide variety of factors considered by the OnStream Board of Directors, the OnStream Board of Directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. After taking into consideration all of the factors set forth above, among others, the OnStream Board of Directors unanimously determined that the Merger was fair to and in the best interests of OnStream and its shareholders and that OnStream should proceed with the Merger.

    CONDUCT OF ONSTREAM IF MERGER IS NOT CONSUMMATED

    In the event that the proposed Merger is not consummated, OnStream will continue to operate its business as currently conducted. It is anticipated that OnStream would consider additional capital financing, including the possibility of an initial public offering or a strategic arrangement with another company possessing complementary technologies.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    As of September 30, 1996, directors and executive officers of 3Com and their affiliates may be deemed to be beneficial owners of approximately 2.8% of the outstanding shares of 3Com Common Stock.

    As of October 5, 1996, directors and executive officers of OnStream and their affiliates may be deemed to be beneficial owners of approximately 49.5% of the outstanding shares of OnStream Stock. See "OnStream Networks, Inc.--Principal Shareholder" for additional information concerning such ownership. Each of the directors and executive officers of OnStream has advised OnStream that he or she has agreed to vote or direct the vote of all the outstanding shares of OnStream Stock over which he or she (or a related partnership) has voting control in favor of approval and adoption of the Merger Agreement.

VOTING AGREEMENTS

    As of October 11, 1996, in connection with the execution of the Merger Agreement, holders of approximately 1,294,167 shares of OnStream Common Stock, or 41.7% of the total number of shares of outstanding OnStream Common Stock as of the Record Date, holders of approximately 5,722,315 shares of OnStream Preferred Stock, or 51.1% of the total number of shares of outstanding OnStream Preferred Stock as of the Record Date, and holders of approximately 7,016,482 shares of OnStream Stock, or 49.1% of the total number of shares of outstanding OnStream Stock as of the Record Date, had entered into Voting Agreements pursuant to which they have agreed, subject to certain limited exceptions, not to transfer, pledge, sell, exchange or offer to transfer or sell or otherwise dispose of or encumber at any time prior to the Expiration Date (as defined below) any of the shares of OnStream Stock owned by them or acquired by them prior to the Expiration Date (as defined below). The term "Expiration Date" is defined in the Voting Agreements as the earliest to occur of (i) such date as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (ii) such date as the Merger Agreement shall be terminated.

    At every meeting of the shareholders of OnStream (and at any adjournment thereof), and with respect to every action or approval by written consent solicited from such shareholders prior to the Expiration Date, each such OnStream shareholder has agreed to vote all such shares of OnStream Stock: (i) in favor of approval of the Merger Agreement and the Merger and any matter which could reasonably be expected to facilitate the Merger, (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger and the Merger Agreement, (iii) against any merger or consolidation of OnStream with, sale of assets or stock of OnStream to, or reorganization or recapitalization involving OnStream with any party other than 3Com and Sub, (iv) against any liquidation or winding up of OnStream and (v) against any other matter which would, or could reasonably be expected to, prohibit or discourage the Merger. Each such shareholder, as the holder of voting stock of OnStream, has agreed to be present, in person or by proxy, at all meetings of shareholders of OnStream so that all such shares of OnStream Stock are counted for the purposes of determining the presence of a quorum at such meetings.

The Voting Agreements are intended to bind the shareholders only with respect to the specific matters set forth in such Voting Agreements, and shall not prohibit such shareholders from acting in accordance with their fiduciary duties as officers and/or directors of OnStream.

    Concurrently with the execution of each Voting Agreement, each shareholder executing such agreement has delivered to 3Com an irrevocable proxy pursuant to which each shareholder has appointed the 3Com Board of Directors as such shareholder's proxy to vote all his or her shares of OnStream Stock with respect to the matters specified in the proxy, which are consistent with the provisions of the Voting Agreements.

ACCOUNTING TREATMENT

    The Merger is intended to qualify as a pooling of interests for accounting and financial reporting purposes. It is a condition to the Merger that 3Com shall have received a letter from Deloitte & Touche LLP, its independent accountants, confirming, based on certain material representations provided by 3Com and OnStream as described in such letter, that 3Com may account for the Merger as a pooling of interests transaction under generally accepted accounting principles. Under this method of accounting, the recorded assets and liabilities of 3Com and OnStream will be carried forward to the combined company at their recorded amounts, income of the combined company will include the results of operations of 3Com and OnStream for the entire fiscal year in which the combination occurs. See "The Merger Agreement-- Conditions" and "Unaudited Pro Forma Combined Financial Statements."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following discussion summarizes certain of the federal income tax considerations of the Merger that are generally applicable to holders of OnStream Stock. This discussion does not deal with all federal income tax considerations that may be relevant to particular OnStream shareholders in light of their particular circumstances, such as shareholders who are dealers in securities, foreign persons or shareholders who acquired their shares in connection with stock option plans or in other compensatory transactions. In addition, the following discussion generally does not address the tax consequences of other transactions effectuated prior to, at the time of or after the Merger (whether or not such transactions are in connection with the Merger) including, without limitation, the exercise of options, warrants or similar rights to purchase stock, or the exchange, assumption or substitution of options, warrants or similar rights to purchase OnStream Stock for rights to purchase 3Com Common Stock. Furthermore, no foreign, state or local tax considerations are addressed herein. This discussion is based on legal authorities in existence as of the date hereof. No assurances can be given that future legislation, regulations, administrative pronouncements or court decisions will not significantly change the law and materially affect the conclusions expressed herein. Any such change, even though made after consummation of the Merger, could be applied retroactively. ACCORDINGLY, ALL ONSTREAM SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO THEM.

    The Merger is intended to qualify as a reorganization within the meaning of
Section 368(a) of the Code. Subject to the limitations and qualifications described herein, and assuming the Merger so qualifies, then the following tax consequences should generally result:

        (a) No gain or loss should be recognized by holders of OnStream Stock upon their receipt in the Merger of 3Com Common Stock (except to the extent of cash received in lieu of a fractional share thereof) in exchange therefor;

        (b) The aggregate tax basis of the 3Com Common Stock received in the Merger (including any fractional share that is treated as issued and sold pursuant to paragraph (d) below) should be the same as the aggregate tax basis of OnStream Stock surrendered in exchange therefor;

        (c) The holding period of the 3Com Common Stock received in the Merger should include the period for which the OnStream Stock surrendered in exchange therefor was held, provided that the OnStream Stock is held as a capital asset at the Effective Date;

        (d) Cash received by an OnStream shareholder in lieu of a fractional share of 3Com Common Stock should be treated as received for a fractional share of 3Com Common Stock that had been issued in the Merger and then redeemed by 3Com from such OnStream shareholder. An OnStream shareholder receiving such cash should generally recognize gain or loss upon such payment equal to the difference (if any) between such shareholder's basis in the fractional share and the amount of cash received. Such gain or loss should be a capital gain or loss if, at the Effective Date, the OnStream Stock is held as a capital asset;

        (e) A shareholder who exercises appraisal rights with respect to a share of OnStream Stock and receives payment for such share in cash will generally recognize capital gain or capital loss (if such share was held as a capital asset at the Effective Date), measured by the difference between the holder's basis in such share and the amount of cash received, provided, however, the payment is neither essentially equivalent to a dividend within the meaning of Section 302 of the Code nor has the effect of a distribution of a dividend within the meaning of Section 356(a)(2) of the Code (collectively a "Dividend Equivalent Transaction"). A sale of shares pursuant to an exercise of appraisal rights will generally not be a Dividend Equivalent Transaction if, as a result of such exercise, the shareholder exercising appraisal rights owns no shares of 3Com Common Stock (either actually or constructively within the meaning of Section 318 of the Code) after such sale; and

        (f) Neither 3Com, OnStream nor Sub should recognize gain or loss as a result of the Merger.

    The parties are not requesting a ruling from the Internal Revenue Service ("IRS") regarding the consequences of the Merger. It is a condition to the obligation of OnStream to consummate the Merger that, to the extent that such counsel can render an opinion, OnStream receive an opinion of Venture Law Group to the effect that the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code. Such opinion (the "Tax Opinion") neither binds the IRS nor precludes the IRS from adopting a contrary position. In addition, this discussion and the Tax Opinion will be subject to certain assumptions and qualifications, will address only the status of the Merger itself as a reorganization (and not the potential effect on such status of events or transactions that may occur after the Effective Date) and will be based on the truth and accuracy of certain representations and warranties made by 3Com, Sub, OnStream and certain shareholders of OnStream.

    Of particular importance, the above discussions and the Tax Opinion will be based on certain assumptions, representations and warranties relating to the satisfaction of the "continuity of interest" requirement for reorganization treatment. To satisfy the continuity of interest requirement, OnStream shareholders must not, pursuant to a plan or intent existing at or prior to the Merger, dispose of or transfer so much of either (i) their OnStream Stock in anticipation of the Merger or (ii) the 3Com Common Stock to be received in the Merger (collectively "Planned Dispositions"), such that the OnStream shareholders, as a group, would no longer have a meaningful continuing equity interest in 3Com after the Merger. Planned Dispositions include, among other things, disposition of shares pursuant to the exercise of dissenters' rights. Although it is uncertain as to what constitutes sufficient continuity of interest, 50% continuity should satisfy the requirement.

    Irrespective of the reorganization status of the Merger, a recipient of shares of 3Com Common Stock would recognize income or gain to the extent such shares were considered to be received in exchange for services or property other than solely OnStream Stock. Gain would also be recognized to the extent an OnStream shareholder was treated as receiving (directly or indirectly) consideration other than 3Com Common Stock in exchange for his or her OnStream Stock.

    A successful IRS challenge to the reorganization status of the Merger (as a result of a failure of the "continuity of interest" requirement or otherwise) would result in an OnStream shareholder recognizing gain or loss with respect to each share of OnStream Stock equal to the difference between the shareholder's basis in such share and the fair market value, as of the Effective Date, of the 3Com Common Stock received in exchange therefor. A shareholder's aggregate basis in the 3Com Common Stock so received would equal its fair market value, and his or her holding period for such stock would begin the day after the Merger.

REGULATORY APPROVALS

    ANTITRUST. Under the HSR Act and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and specified waiting period requirements have been satisfied. 3Com and OnStream filed notification and report forms under the HSR Act with the FTC and the Antitrust Division on October 8, 1996. At any time before or after consummation of the Merger, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger or seeking divestiture of substantial assets of 3Com or OnStream. At any time before or after the Effective Date of the Merger, and notwithstanding that the HSR Act waiting period has expired, any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of OnStream or businesses of 3Com or OnStream. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

    Based on information available to them, 3Com and OnStream believe that the Merger can be effected in compliance with federal and state antitrust laws. However, there can be no assurance that a challenge to the consummation of the Merger on antitrust grounds will not be made or that, if such a challenge were made, 3Com and OnStream would prevail or would not be required to accept certain conditions including certain divestitures in order to consummate the Merger. In this regard, it is a condition to the obligation of 3Com to consummate the Merger that no litigation or proceeding shall be threatened or pending against 3Com or OnStream which would have the probable effect of requiring 3Com to divest or hold separate any business in connection with the Merger.

RESALE OF 3COM COMMON STOCK

    The shares of 3Com Common Stock to be issued in the Merger have been registered under the Securities Act pursuant to the Registration Statement, thereby allowing such securities to be traded without restriction by all former holders of OnStream Stock not deemed to be "affiliates" (as such term is defined for purposes of Rule 145 under the Securities Act) of OnStream at the time the transaction is submitted for a vote to OnStream shareholders. Persons who may be deemed to be affiliates of OnStream generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal shareholders of such party. Rule 145(d) under the Securities Act requires that, for specified periods, such sales be made in compliance with the volume limitations, manner of sale provisions and current information requirements of Rule 144 under the Securities Act. The volume limitations should not pose any material limitations on any OnStream shareholder who owns less than one percent of 3Com's outstanding Common Stock after the Merger (approximately 1,747,779 shares of 3Com Common Stock as of September 30, 1996 after giving effect to the shares to be issued in the Merger) unless, pursuant to Rule 144, such shareholder's shares are required to be aggregated with those of another shareholder. The Merger Agreement requires each of OnStream and 3Com to use its best efforts to cause each of its respective affiliates to execute a written agreement to the effect that such person will not offer to sell or otherwise dispose of any of the shares of

3Com Common Stock issued to such person in or pursuant to the Merger in violation of the Securities Act or the rules and regulations promulgated by the SEC thereunder.

NASDAQ NATIONAL MARKET QUOTATION

    It is a condition to the Merger that the shares of 3Com Common Stock to be issued pursuant to the Merger Agreement and required to be reserved for issuance in connection with the Merger be approved for listing on the Nasdaq National Market. An application has been filed for listing the shares of 3Com Common Stock on the Nasdaq National Market.

DISSENTERS' RIGHTS

    THE FOLLOWING SUMMARY OF APPRAISAL RIGHTS UNDER CALIFORNIA LAW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO CHAPTER 13 OF THE CALIFORNIA GENERAL CORPORATION LAW, THE COMPLETE TEXT OF WHICH IS ATTACHED HERETO AS EXHIBIT D TO ANNEX A.

    FAILURE TO FOLLOW STRICTLY THE PROCEDURES SET FORTH IN CHAPTER 13 OF THE CALIFORNIA GENERAL CORPORATION LAW MAY RESULT IN THE LOSS, TERMINATION OR WAIVER OF APPRAISAL RIGHTS. AN ONSTREAM SHAREHOLDER WHO SIGNS A CONSENT APPROVING AND AUTHORIZING THE MERGER AGREEMENT WILL NOT HAVE A RIGHT TO DISSENT FROM THE MERGER AGREEMENT.

    Under the CGCL each OnStream shareholder as of the Record Date is entitled to demand and receive payment of the fair value of all or any portion of such holder's shares of OnStream Stock pursuant to Chapter 13 of the CGCL owned by such holder if the Merger is consummated. The fair value of such shares is determined as of October 7, 1996, the last trading day before the first announcement of the terms of the Merger. Any OnStream shareholder who elects to perfect such holder's dissenters' rights and demands payment of the fair value of such holder's shares of OnStream Stock must strictly comply with Chapter 13 of the CGCL. The following summary does not purport to be complete and is qualified in its entirety by reference to Chapter 13 of the CGCL, the text of which is attached as EXHIBIT D to ANNEX A and is incorporated herein by reference. Any holder of shares of OnStream Stock considering demanding dissenters' rights is advised to consult legal counsel. Dissenting rights will not be available unless and until the Merger (or a similar business combination) is consummated. To perfect the right to dissent and receive the fair value of such holder's shares, the shareholder must abstain from voting by not returning an executed Consent and must not return an executed consent in favor of the Merger.

    Within 10 days after the date of approval of the Merger, OnStream will mail to each OnStream shareholder who did not return an executed Consent notice (the "Notice") of the approval of the merger by the OnStream shareholders, accompanied by a copy of Sections 1300-1304 of the CGCL. The Notice shall also state the price determined by OnStream to be the fair market value of the Dissenting Shares and a brief description of the procedure to be followed by a shareholder who elects to dissent.

    Any dissenting OnStream shareholder who desires that OnStream purchase his or her shares of OnStream Stock must make written demand upon OnStream for the purchase of such shares. The demand must be made no later than 30 days after the Notice was mailed to the shareholder. The OnStream shareholder's demand must state the number and class of shares held of record by the OnStream shareholder which the shareholder demands that OnStream purchase, as well as a statement by the OnStream shareholder as to what such holder thinks the fair market value of such share was as of the day prior to the announcement of the Merger. The statement of fair market value constitutes an offer by the OnStream shareholder to sell the shares at such price. Failing to return the executed Consent does not constitute such written demand.

    Within the same 30-day period following the mailing of the Notice, the dissenting shareholder must submit to OnStream for endorsement certificates for any shares which the OnStream shareholder demands OnStream purchase. If OnStream and the OnStream shareholder agree upon the price of the Dissenting Shares, the dissenting OnStream shareholder is entitled to the agreed price with interest at the legal rate on judgments from the date of such agreement. Payment must be made within 30 days of the later of the date of the agreement between the OnStream shareholder and OnStream or the date the contractual conditions to the Merger are satisfied.

    If OnStream and the shareholder cannot agree as to the fair market value or as to the fact that such shares are Dissenting Shares, such OnStream shareholder may file within six months of the date of mailing of the Notice a complaint with the California Superior Court for the County of Santa Clara demanding judicial determination of such matters. OnStream will then be required to make any payments in accordance with such judicial determination. If the complaint is not filed within the specified six-month period, the OnStream shareholder's rights as a dissenter are lost.

    Dissenting shares lose their status as such if (i) OnStream abandons the Merger; (ii) the shares are transferred or are surrendered for conversion into shares of another class; (iii) the OnStream shareholder and OnStream do not agree as to the fair market value of such shares and a complaint is not filed within six months of the date the Notice was mailed; or (iv) the dissenting OnStream shareholder withdraws, with the consent of OnStream, his or her demand for purchase of the dissenting shares.

    At the Effective Date, the shares of OnStream held by an OnStream shareholder exercising his or her dissenters' rights will be canceled, and such shareholder will be entitled to no further rights except the right to receive payment of the fair value of such holder's shares of OnStream Stock. However, if the OnStream shareholder fails to perfect or withdraws or loses such holder's rights as a dissenter with respect to such holder's shares of OnStream Stock, such holder's shares of OnStream Stock will be exchanged for 3Com Common Stock as provided in the Merger Agreement.

                              THE MERGER AGREEMENT

    The following is a brief summary of certain provisions of the Merger Agreement, a copy of which is attached as Annex A to this Prospectus/Consent Solicitation Statement and incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement. Shareholders of OnStream are urged to read the Merger Agreement in its entirety for a more complete description of the Merger. The Merger Agreement rather than the summary set forth herein, will control the terms of the Merger and the rights of the parties and the shareholders of OnStream thereunder.

THE MERGER

    The Merger Agreement provides that, following the approval and adoption of the Merger Agreement by the shareholders of OnStream and the satisfaction or waiver of the other conditions to the Merger, Sub will be merged with and into OnStream, with OnStream continuing as the surviving corporation (the "Surviving Corporation"), which shall be a wholly-owned subsidiary of 3Com.

    If all such conditions to the Merger are satisfied or waived, the Merger will become effective upon the filing by the Surviving Corporation of a duly executed Agreement of Merger with the Secretary of State of the State of California.

CONVERSION OF SECURITIES

    Each issued and outstanding share of OnStream Stock will be converted into the right to receive that number of shares of 3Com Common Stock equal to the applicable "Exchange Ratio" for that class of stock. Subject to the assumptions described below, each share of OnStream Common Stock will be converted into
 .23376 of a share of 3Com Common Stock and each option to acquire a share of OnStream

Common Stock will be converted into an option to acquire .23376 of a share of 3Com Common Stock, in each case by virtue of the Merger and without any action on the part of the holder thereof. The foregoing Exchange Ratios are subject to the following assumptions: Because each share of OnStream Common Stock will convert into a larger fraction of a share of 3Com Common Stock than each share of OnStream Preferred Stock, it is assumed that, prior to the Merger, all holders of OnStream Preferred Stock will convert their shares of OnStream Preferred Stock into OnStream Common Stock (and that the holders of warrants to acquire OnStream Preferred Stock will exercise such warrants and thereafter convert the resulting shares of OnStream Preferred Stock into shares of OnStream Common Stock). It is further assumed that 14,364,297 shares of OnStream Common Stock, and options to acquire (and agreements to grant options to acquire) 1,891,624 shares of OnStream Common Stock, are deemed outstanding. If, contrary to the foregoing assumptions, no shares of OnStream Preferred Stock were converted into OnStream Common Stock, the Exchange Ratio for OnStream Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock would be .68425,
 .01495, .03364, .02243, .03589 and .06534, respectively, assuming an Average
Price (as defined in the Merger Agreement) for 3Com Common Stock of $66.88.

    If any holder of shares of OnStream Stock would be entitled to receive a number of shares of 3Com Common Stock that includes a fraction, then, in lieu of a fractional share, such holder will be entitled to receive cash in an amount equal to such fractional part of a share of 3Com Common Stock multiplied by the average of the closing sale prices of 3Com Common Stock, reported in the Wall Street Journal on the basis of information provided by the Nasdaq National Market, for each of the thirty consecutive trading days ending three business days immediately prior to the effective date.

    Promptly after the Effective Date, but no later than five business days thereafter, State Street Bank and Trust Company (the "Exchange Agent") will mail transmittal forms and exchange instructions to each holder of record of OnStream Stock to be used to surrender and exchange certificates evidencing shares of OnStream Stock for certificates evidencing the shares of 3Com Common Stock to which such holder has become entitled. After receipt of such transmittal forms, each holder of certificates formerly representing OnStream Stock will be able to surrender such certificates to the Exchange Agent, and each such holder will receive in exchange therefor certificates evidencing the number of whole shares of 3Com Common Stock to which such holder is entitled less 10% of the shares of 3Com Common Stock to which such holder is entitled, which shall be deposited into escrow, and any cash which may be payable in lieu of a fractional share of 3Com Common Stock. See "The Merger Agreement--Escrow and Indemnification." Such transmittal forms will be accompanied by instructions specifying other details of the exchange. ONSTREAM SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE A TRANSMITTAL FORM.

ASSUMPTION OF ONSTREAM OPTIONS

    On the Effective Date, each OnStream Option outstanding immediately prior to the Effective Date will be assumed by 3Com and converted into a 3Com Option to purchase that number of shares of 3Com Common Stock which equals the Exchange Ratio multiplied by the total number of shares of OnStream Common Stock subject to the OnStream Option immediately prior to the Effective Date, with the resulting number of shares rounded down to the nearest whole number. The exercise price per share of 3Com Common Stock purchasable under each such 3Com Option will be equal to the exercise price of the OnStream Option (per share of OnStream Common Stock) divided by the Exchange Ratio (with the resulting amount rounded up to the nearest whole cent). At the Record Date, there were OnStream Options deemed outstanding to purchase 1,891,624 shares of OnStream Common Stock.

    Each optionee who is an employee or consultant of OnStream on the Effective Date will be credited for continuous employment or consultancy with OnStream, whether occurring before or after the Effective Date, for purposes of determining the number of shares subject to exercise, vesting or repurchase after the Effective Date.

    Upon the Effective Date, 3Com will issue to each holder of an outstanding OnStream Option a document evidencing the assumption of such OnStream Option by 3Com. No fractional shares of 3Com Common Stock will be issued in connection with the exercise of 3Com Options. All fractional shares which would otherwise be issuable will be rounded down to the nearest whole share. All of the other terms of each 3Com Option including, without limitation, the vesting and holding periods, will remain the same as the corresponding assumed OnStream Option. The holders of OnStream Options are urged to consult their own tax advisors as to the consequences to them of such assumption.

    3Com will use its best efforts to prepare, file with the SEC and to cause to become effective a registration statement on Form S-8 with respect to the shares 3Com Common Stock issuable upon the exercise of the OnStream Options as soon as practicable after the Closing Date but in any event on or prior to the date on which 3Com publishes financial statements covering at least thirty days' results of combined operations of 3Com and OnStream.

ESCROW AND INDEMNIFICATION

    On the Effective Date (and, with respect to Dissenting Shares for which appraisal rights have not been perfected or lost, such later time as determined in accordance with Section 1.5 of the Merger Agreement) 3Com will deposit into escrow certificates representing 10% of the shares of 3Com Common Stock issued to the holders of OnStream Stock in the Merger, on a pro rata basis. Such Escrow Shares will be registered in the name of and deposited with the Escrow Agent pursuant to the Merger Agreement to constitute the Escrow Fund. The Escrow Fund will be available to indemnify 3Com, its affiliates, their representatives, and their successors for any loss, damage, injury, decline in value, lost opportunity, liability, claim, demand, settlement, judgment, award, fine, penalty, tax, fee (including reasonable attorneys' fees), charge, costs (including reasonable costs of investigation) or reasonable expenses of any nature (collectively, "Damages") that 3Com or OnStream has incurred by reason of any inaccuracy or breach by OnStream of any representation, warranty, covenant or obligation of OnStream contained in the Merger Agreement. For items that would be expected to be encountered in 3Com's annual audit process, the indemnification period will end on the date of completion of the first audit of financial statements containing results of combined operations of 3Com and OnStream. For all other items, the indemnification period will end on the first anniversary of the Closing Date.

    Notwithstanding the foregoing, 3Com may not receive any shares from the Escrow Fund unless and until and only to the extent that the aggregate amount of Damages exceeds $250,000. To receive any Escrow Shares, notice of Damages must be delivered to the Escrow Agent and the Shareholders' Representative and if the Shareholders' Representative disputes the claim, the matter must be resolved by binding arbitration. For the purpose of compensating 3Com for its Damages, the Escrow Shares shall be valued at a price equal to the average closing price of 3Com Common Stock for the thirty consecutive trading days ending three business days prior to the Effective Date. In no event shall 3Com receive more than the number of Escrow Shares then remaining in the Escrow Fund at the time of 3Com's claim for Damages, and the maximum liability of all OnStream shareholders under the indemnity provisions of the Merger Agreement shall not exceed the forfeiture of the Escrow Shares in the Escrow Fund. Except with respect to claims based on knowing and intentional misrepresentations and warranties, 3Com's sole recourse with respect to Damages is limited to the Escrow Fund.

REPRESENTATIONS AND WARRANTIES

    The Merger Agreement contains various customary representations and warranties relating to, among other things, (a) the due organization, valid existence and good standing of each of 3Com and OnStream and certain similar corporate matters; (b) the capital structure of each of 3Com and OnStream; (c) the authorization, execution, delivery and enforceability of the Merger Agreement, the consummation of the transactions contemplated by the Merger Agreement and related matters; (d) the absence of conflicts under charters or by-laws, required consents or approvals, and the absence of violations of any instruments or law; (e) documents and financial statements filed by 3Com with the SEC and the accuracy of information contained therein and the financial statements prepared by OnStream;
(f) the absence of material undisclosed liabilities of OnStream; (g) the absence of certain material adverse changes or events; (h) OnStream's taxes, tax returns and audits; (i) OnStream's properties; (j) OnStream's intellectual property; (k) agreements, contracts and commitments; (l) litigation; (m) environmental matters, hazardous materials and hazardous materials activities; (n) employee benefit plans of OnStream; (o) compliance with laws; (p) matters affecting the availability of pooling of interests accounting; and (q) interested party transactions relating to OnStream; and other matters.

CERTAIN COVENANTS AND AGREEMENTS

    Pursuant to the Merger Agreement, OnStream has agreed that, during the period from the date of the Merger Agreement until the Effective Date, except as otherwise consented to in writing by 3Com or as set forth in OnStream's disclosure schedule, OnStream will continue to conduct its business and maintain its business relationships in the ordinary and usual course and OnStream will not take certain actions, including borrowing money in excess of certain amounts, raising salaries, undertaking new obligations in excess of certain amounts, and similar matters.

CONDITIONS

    The respective obligations of 3Com and OnStream to effect the Merger are subject to the following conditions, among others: (a) the Merger Agreement shall have been approved and authorized by the shareholders of OnStream; (b) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (c) the Registration Statement shall have become effective and shall not be the subject of a stop order or proceedings seeking a stop order; (d) no litigation or proceeding shall be threatened or pending with the probable effect of enjoining or preventing the Merger or the enforcement of any of the non-competition agreements contemplated by the Merger Agreement or requiring 3Com to divest or hold separate any business, and no judgment, decree, injunction, rule or order shall be outstanding against OnStream that would otherwise have a material adverse effect on 3Com; (e) the receipt of a letter of Deloitte & Touche LLP by 3Com confirming, based on certain material representations provided by 3Com and OnStream as described in such letter, that 3Com may account for the Merger as a pooling of interests transaction under generally accepted accounting principles (see "The Merger--Accounting Treatment"); (f) the approval of the shares of 3Com Common Stock to be issued in the Merger for listing on the Nasdaq National Market; (g) the receipt by OnStream of an opinion of Venture Law Group, counsel to OnStream to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code (see "The Merger--Certain Federal Income Tax Consequences"); (h) receipt by 3Com of all permits and other authorizations required under applicable state blue sky laws for the issuance of 3Com Common Stock pursuant to the Merger (i) the representations and warranties of 3Com shall be true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date, (j) the representations and warranties of OnStream shall be true and correct in all material respects as of the date of the Merger Agreement, except where (1) the failure of such representation or warranty to be true and correct would not have a Material Adverse Effect or (2) the failure of such representation or warranty to be true and correct has been remedied prior to the Closing Date or will be remedied no later than December 31, 1996; and (k) the performance in all material respects of all obligations of the other party required to be performed under the Merger Agreement.

TERMINATION

    The Merger Agreement may be terminated at any time prior to the Closing:

        (a) by mutual consent of 3Com, Sub and OnStream;

        (b) by either 3Com or OnStream if the Merger shall not have been consummated by December 31, 1996 (or in the event of a delay caused exclusively by the Registration Statement not having been declared effective by the SEC, the date twenty (20) days after the date on which the Registration

    Statement becomes effective, but in no event later than January 31, 1997) unless otherwise mutually agreed in writing by the parties,

    In the event of any termination of the Merger Agreement by either 3Com, Sub or OnStream as provided above, the Merger Agreement will become void and there will be no liability or obligation, except to the extent that such termination results from the willful failure by a party to carry out its obligations set forth in the Merger Agreement, then such party shall be liable for damages incurred by the other parties in pursuing their rights and remedies (including reasonable attorney's fees).

AMENDMENT AND WAIVER

    Any term or provision of the Merger Agreement may be amended, and the observance of any term of the Merger Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a writing signed by the party to be bound thereby. The waiver by a party of any breach thereof for default in payment of any amount due thereunder or default in the performance thereof shall not be deemed to constitute a waiver of any other default or any succeeding breach or default.

EXPENSES

    3Com, Sub and OnStream shall each pay its own costs and expenses incurred with respect to the negotiation, execution and delivery of the Merger Agreement and the exhibits thereto. In the event the Merger is consummated, all investment banking, legal, accounting, broker's and finder's fees incurred by OnStream in connection with the Merger shall be borne by 3Com; provided, however, that 3Com shall not be responsible for any legal fees incurred by OnStream in connection with the Merger to the extent such fees are in excess of $200,000.

                                3COM CORPORATION

BUSINESS

    3Com (for purposes of this section only, sometimes referred to as the "Company"), was founded on June 4, 1979 and pioneered the networking industry. Over the years, 3Com has evolved from a supplier of discrete networking products to a broad-based supplier of LAN and network access systems for the large enterprise, small business, home and network service provider markets. Today, 3Com is a multi-billion dollar company offering customers a broad range of ISO 9000-compliant global data networking solutions that include routers, hubs, remote access servers, switches and adapters for Ethernet, Fast Ethernet, Token Ring, FDDI, ATM and other high speed networks. Additionally, the Company offers ISDN adapters and internetworking products for small businesses and home users, and integrated digital remote access systems used by network service providers and telecommunications carriers. 3Com's products are distributed and serviced worldwide through 3Com and its partners: principally systems integrators, VARs, national resellers and dealers, distributors and OEMs. Certain products, such as ISDN digital modems, PC Card adapters and the Network Starter Kit, are also sold through electronics catalogs and retailers.

    3Com's name is derived from its focus on COMputer COMmunication COMpatibility. Since its inception, the Company has been a leader in defining, shaping and promoting the growth of networking infrastructures that transmit data to all parts of the world quickly and efficiently. The Company's commitment to its customers goes beyond point-product excellence to making data networks fundamentally easier to design, install, maintain and evolve. The Company's objective is to make the network invisible to the individual end-user as well as flexible and unconstrained for the network manager.

    During fiscal 1992 and 1993, 3Com focused on changing the direction of the Company. The Company rebuilt its product portfolio with the introduction of new adapter, hub and internetworking platforms, expanded the training of its sales force to sell connectivity systems and solutions, and expanded its global presence with new sales offices, service centers, and "parts banks" worldwide. The acquisition of the data networking products business of U.K.-based BICC Group, plc ("BICC") in fiscal 1992 strengthened the Company's position in the structured wiring hub market and expanded the Company's position in Europe. In fiscal 1993, 3Com enhanced its Token Ring technology base with the acquisition of Star-Tek, Inc., a Massachusetts-based Token Ring hub manufacturer. Also in fiscal 1993, to further meet increased demand for its network adapter products and to service the growing European market, 3Com began full-scale operations at its 60,000 square foot manufacturing facility in Blanchardstown, Ireland.

    In fiscal 1994, 3Com introduced a new architecture focusing on customer requirements for scaling network performance and extending network reach. Combined with Transcend-Registered Trademark- Network Management, which was introduced in September 1993, this architecture, called High Performance Scaleable Networking (HPSN) demonstrated the Company's ability to deliver complete connectivity systems for the enterprise and beyond, and provided customers with a framework for building and managing scaleable, high-performance networking infrastructures. During fiscal 1994, the Company enhanced its product offerings under HPSN with two strategic acquisitions. First, 3Com acquired Massachusetts-based Synernetics, Inc. (Synernetics), 3Com's long-term development partner and the revenue leader in the LAN switching market at that time. The switching products of Synernetics are marketed under the LANplex-Registered Trademark- name and include the LANplex 6000 backbone switch and the LANplex 2000 family of departmental switches. Second, 3Com acquired Centrum Communications, Inc. (Centrum) of San Jose, California, an innovator in remote access internetworking technology. Centrum remote access servers for Ethernet and Token Ring networks are marketed under the 3Com AccessBuilder-Registered Trademark- trademark.

    Fiscal 1994 results included a $134.5 million pre-tax charge to operations for the combined effect of purchased in-process technology related to the acquisitions and a wireless technology licensing agreement. Also during fiscal 1994, the Company expanded its product offerings with new and enhanced adapter, internetworking and stackable hub products, extended its worldwide presence with sales offices in five

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additional countries, expanded its major accounts sales force and added new production lines at its manufacturing facilities in both the U.S. and Ireland.

    In fiscal 1995, there was accelerated customer migration toward higher performance and geographically dispersed networks. The Company expanded its product line to address this trend with high performance adapters, enhanced remote access products, new LAN and ATM switches and higher density internetworking platforms. In fiscal 1995, 3Com acquired substantially all the assets of Israel-based NiceCom, Ltd., (NiceCom) an innovator in ATM technology, and also acquired a company developing advanced network adapter technology. Fiscal 1995 results included a $60.8 million pre-tax charge to operations for the effect of purchased in-process technology related to the acquisitions.

    Also, in fiscal 1995, the Company capitalized on a substantial opportunity to provide connectivity solutions beyond the enterprise market, to the small and home office markets and to the commercial remote access market by completing two additional acquisitions. These acquisitions were the first steps in penetrating the small and home office networking markets, which provide dial-up connectivity to users of on-line information services, value-added networks, and transaction networks.

    First, 3Com acquired its ISDN adapter development partner, New Jersey-based AccessWorks Communications Inc., (AccessWorks) in a purchase transaction. AccessWorks develops, manufactures, and markets ISDN transmission products. Second, the Company acquired all of the outstanding stock of Sonix Communications, Ltd., (Sonix) a U.K.-based innovator in ISDN internetworking technology, in a pooling-of-interests transaction valued at approximately $70 million on the date the acquisition was announced. Sonix manufactures and markets a portfolio of network access products specifically designed for data and voice. Sonix's low-cost ISDN bridge/routers provide connectivity among small, dispersed workgroups and simple, high-performance, low-cost connectivity between central sites and remote offices. A market leader in the U.K., Sonix products are marketed throughout Europe and in the U.S. as part of the AccessBuilder family of remote access products.

    In fiscal 1996, the Company extended its market presence to network service providers and carriers, and enhanced its enterprise-wide networking solutions through three strategic acquisitions. In the first quarter of fiscal 1996, the Company acquired Primary Access Corporation (Primary Access) based in San Diego, California, in a pooling-of-interests transaction valued at approximately $170 million on the date the acquisition was announced. Primary Access pioneered software-defined access to public telephone networks with its digital Aperture-TM- platform. Sold to interexchange carriers, cellular and local carriers, as well as providers of on-line information services, value added networks (VANs) and transaction networks, the Aperture platform replaces fixed-function hardware devices such as channel banks, modems, ISDN devices and remote access servers in central data processing sites or points of presence
(POPs). Customers of Primary Access include CompuServe, AT&T, MCI, Sprint, regional Bell operating companies, more than 15 cellular carriers and leading banks and oil companies.

    In the second quarter of fiscal 1996, the Company acquired Chipcom Corporation (Chipcom), a provider of integrated multifunction hub and switching platforms, in a pooling-of-interests transaction valued at approximately $775 million on the date the acquisition was announced. Chipcom's principal product lines, the ONline-TM- hub and ONcore-Registered Trademark- multifunction switching platforms, complement 3Com's focused-function switching, hub and routing products and enhance 3Com's enterprise networking solutions. Additionally, IBM resold Chipcom products under its own brand names. The IBM relationship has continued and has been extended to include other 3Com products. The Company further capitalized on its relationship with IBM by forming, together with Bay Networks, the Network Interoperability Alliance. This alliance aligns the architectural strategies of the three companies so customers are assured of interoperability between products, and provides for the pursuit of common networking standards that allow customers to simplify, standardize and enhance the design of interoperable switched networks, and facilitates the migration to interoperable VLANs. During fiscal 1995, Chipcom acquired Artel Communications Corporation (Artel) and DSI ExpressNetworks, Inc. (DSI). Artel designed and developed high-

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
performance communication systems for the internetworking and video distribution markets. DSI developed and manufactured intelligent hubs and related internetworking products.

    In the fourth quarter of fiscal 1996, the Company acquired AXON Networks, Inc. (AXON), a technological leader in next-generation remote network management and monitoring (RMON2) and an OEM partner of embedded network management capabilities for 3Com systems products. Specifically, AXON had provided client/server products for enterprise traffic management, including network management applications and network probes which enable central management and troubleshooting of remote networks. The acquisition was accounted for as a purchase at an aggregate purchase price of $65.3 million, which included a pre-tax charge of $52.4 million for purchased in-process technology that had not yet reached technological feasibility.

    In recognition of the changing needs of large enterprise customers and the growing importance of network management in evolving data network infrastructures, the Company expanded and enhanced its architectural framework to embrace three equally important dimensions: scaling network performance, extending network reach, and managing network growth. The framework was named Transcend Networking to reflect the integral role of the Company's network management software, Transcend Network Management, and provides for the migration to virtual local area networks (VLANs), which the Company believes is the next phase of data network evolution.

    Under the Transcend Networking framework, the Company introduced a number of new and enhanced products, including new stackable Ethernet, Fast Ethernet and Ethernet-to-ATM switches for connecting workgroups to high-speed backbones, LAN emulation capabilities for its CELLplex-TM- family of ATM switches, Fast Ethernet and Token Ring capabilities for its LANplex family of backbone and departmental switches, and enhanced security capabilities for its AccessBuilder family of remote access servers. The Company also rebranded its remote access products under the AccessBuilder name and introduced the AccessBuilder 7000 Access Concentrator, the industry's first high-density LAN/WAN switch designed to provide remote access into corporate intranets. For the small office, 3Com introduced the OfficeConnect-TM- system of "clippable" network components, the industry's first network system designed specifically for the small office. For desktop and mobile connectivity, the Company began shipping the industry's first LAN+modem PC Card adapter with v.34 (28.8 Kbps) connectivity, and enhanced Token Ring adapters based on 3Com custom application-specific integrated circuits (ASICs). Additionally, 3Com's industry-leading family of EtherLink-Registered Trademark- adapters were enhanced with DynamicAccess-TM-capabilities, which allow the adapter to perform sophisticated network management functions and provide superior multimedia support, transforming the network adapter from a passive connectivity device to an active network component.

    The Company believes that its principal competitive advantages lie in the depth and breadth of its product lines, its ability to recognize and respond to new trends in data networking, its focus on making all aspects of networking easier for network managers and users, and a strong yet flexible business infrastructure. 3Com has strong brand recognition in Ethernet adapters, which it believes is transferable to other product and technology areas and markets, such as stackable networking systems, LAN switching and remote office and personal office internetworking platforms. Additionally, the Company believes its low-cost manufacturing, worldwide presence, flexible distribution strategy, and comprehensive service and support capabilities allow the Company to take advantage of market trends that are extending the reach, scope and performance of today's data networks.

  PRODUCTS

    3Com is committed to making the complexities of networks invisible to end users and to making networks easier to design, install, maintain and evolve. As the cornerstone of this commitment, 3Com has developed Transcend Networking, a unique framework that enables network managers to provide users with more services at their expected response levels, at lower cost, with less risk and with less effort.

    The Transcend Networking framework takes a "three-vectored" approach to evolving networks. Each vector consists of a host of innovative architectures, networking technologies, platforms and specific products. The three vectors include:

- SCALING THE PERFORMANCE OF THE NETWORK: Switching and desktop connectivity solutions which provide migration to increased LAN bandwidth/capacity by meeting the distinct requirements of the core and boundary of the LAN;

- EXTENDING THE REACH OF THE NETWORK: Wide area network (WAN) routing and remote access solutions which provide remote workgroups and individual users with connectivity to resources on corporate backbones by meeting the specific requirements of central and remote sites and of mobile and home users;

- MANAGING THE GROWTH OF THE NETWORK: Networking products with embedded, scaleable management features and innovative distributed network monitoring, analysis and management solutions.

    PRINCIPLES OF THE TRANSCEND NETWORKING FRAMEWORK

    3Com designs solutions by first developing platforms (e.g., types of routers, switches, and remote access devices) that meet the distinct requirements of each location in the network, then selecting/ developing the networking technologies (e.g., high-speed technologies, management features) to solve location-dependent needs and finally, packaging the solution (e.g., stackable or chassis form factor).

The driving principles of the Transcend Networking framework include:

- TECHNOLOGY AND PLATFORM NEUTRALITY--no biases toward any network type (e.g., Ethernet, Fast Ethernet, FDDI, ATM) or kind of system (e.g., switch, router, stackable, chassis) in order to offer customers more effective, economical and tailored solutions;

- CENTRALIZING COMPLEXITY AND DISTRIBUTING SIMPLICITY--installing the more complex systems and network functions required at the network core to take advantage of central processing, support facilities and economies of scale, while distributing the simplest, easiest to maintain and least expensive systems to the network boundary where users are connected to the network;

- STANDARDS-BASED, OPEN MULTI-VENDOR ARCHITECTURE--innovative solutions based on industry standards to enable 3Com's systems to interoperate with any other vendor's equipment;

- INVESTMENT PROTECTION WITH INCREMENTAL EVOLUTION--solutions that allow customers to upgrade their networks to new functionality and higher performance technologies as their needs evolve;

- LOW TOTAL COST OF OWNERSHIP--providing complete enterprise, multiplatform solutions, combined with point-product excellence, which are optimized for total price/performance and efficient, low-cost operations management.

    Within the Transcend Networking framework, 3Com offers a complete breadth of products and innovative technologies that scale network performance, extend network reach and manage network growth for the enterprise market, as well as solutions for small sites/small businesses, network service providers and individual mobile or home users. 3Com's solutions include network systems products and network adapters, which accounted for 59 percent and 40 percent of fiscal 1996 sales, respectively.

    NETWORK SYSTEMS PRODUCTS

    LAN AND ATM SWITCHING PLATFORMS: 3Com switches provide cost-effective, high-speed links between multiple network segments, simplifying network design and reducing network latency in client/server networks. Switches can also provide direct links to either the desktop or server, providing dedicated capacity to high-bandwidth users. The development of custom ASICs for switching is central to the Company's switching strategy. Virtually all of 3Com's internally developed switches are based on custom-designed ASICs, which the Company believes will dramatically improve performance and reliability while reducing costs. Switching ASICs developed by 3Com include the Intelligent Switching Engine (ISE) chip for Ethernet-to-FDDI switching, the BRASICA-TM- chip for Ethernet and Fast Ethernet switching, the ZipChip-TM-device for Ethernet-to-ATM switching and the Token Ring Switching Engine for Token Ring switching. 3Com switches are available in either chassis or stackable formats and are optimized to meet the specific need of the network core and its boundaries.

    High function switches: High function switches are designed to meet the requirements of the network core (backbone) for high density connectivity, scaleable capacity, reliability and network control, and to meet the migration needs of the customer. In a collapsed backbone environment, high function switches might act as a high-performance, high capacity switch connecting multiple boundary switches or hubs, or both, depending on the network design and bandwidth needs of the different network segments. 3Com's chassis (modular) high function switches include:

- The CELLplex family of ATM switches for aggressive migration to cell-switched network backbones. CELLplex switches include VLAN capabilities for the creation of logical user groups and broadcast domains, as well as integrated ATM forum LAN emulation for smooth Ethernet-to-ATM communications.

- The ONcore line of integrated, multifunction switches for highly integrated migration from shared LANs to packet-switched and cell-switched backbones. The ONcore platform supports a full range of LAN technologies, including shared and switched Ethernet, Token Ring, FDDI and ATM, as well as remote access, routing and communication server functions.

- The LANplex family of LAN switches for migrating backbone router environments to packet-switched LANs. The LANplex family of LAN switches offers high performance Ethernet, Fast Ethernet, FDDI and Token Ring switching for data center and department applications.

    Boundary switches: Boundary switches are designed to meet the requirements of the LAN boundary to reduce network latency at the desktop by providing increased bandwidth, and to provide simple, plug-and-play connectivity. These switches can provide either a direct desktop or server connection, or provide for greater network bandwidth by switching between Ethernet or Fast Ethernet hubs and the network backbone. 3Com boundary switches are available in either chassis or stackable format and provide for Ethernet-to-Ethernet, Ethernet-to-Fast Ethernet, Ethernet-to-FDDI, and Ethernet-to-ATM connectivity. The Company began shipping the LinkSwitch-Registered Trademark- family of stackable boundary switches as part of the SuperStack-TM- network system in late fiscal 1995 and early fiscal 1996.

    HUBS: Hubs act as concentrators of network traffic generated from the desktop and define specific network segments, relaying the traffic either within the workgroup or onto the network backbone. Unlike switches, each desktop connected through a hub shares the total available bandwidth of the hub with other users. Their relatively low cost per port, manageability and ease-of-use, make hubs a popular choice for workgroup connectivity. Multiple hubs are frequently connected to a switch, which acts as a "hub of a hub," to segment the network and improve overall performance.

    The Company designs, manufactures and markets a full range of Ethernet, Fast Ethernet, Token Ring and FDDI hubs in either stackable or chassis-based configurations. 3Com's stackable hubs, including the LinkBuilder-Registered Trademark- FMS for Ethernet, Fast Ethernet and Token Ring networks, provide users with a highly reliable, cost-effective solution for networking workgroups in both the central site and remote office. 3Com's SuperStack II stackable network solutions offer customers significant capabilities such as routing, remote access, and network management. 3Com's chassis hubs, LinkBuilder MSH and ONline, offer higher density and sophisticated network management capabilities, making them ideal for growing departments and mid-size workgroups.

    ENTERPRISE INTERNETWORKING PLATFORMS: Internetworking devices link multiprotocol LANs within the building/campus environment and provide WAN connectivity to link multiple remote locations and provide

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
access to the Internet and other remote network resources. 3Com offers a variety of internetworking solutions that extend the reach of the network, each tailored to the specific needs of the application.

    Backbone and remote office routers. For central sites needing high-performance bridge/routing and a choice of Ethernet, Fast Ethernet, Token Ring, FDDI, ATM and WAN connectivity, 3Com offers the high-density, multiprotocol NETBuilder II-Registered Trademark- bridge/router. Available in a range of compatible chassis with the ability to add additional processing power over time, the NETBuilder II offers a high degree of scalability to handle evolving LAN and WAN integration requirements. The NETBuilder II also provides the central site connection for NETBuilder-Registered Trademark- Remote Office routers running Boundary Routing" software.

    NETBuilder Remote Office routers, designed for the remote or branch office, support Ethernet and Token Ring LANs, analog and ISDN lines, and System Network Architecture (SNA) applications over 3Com's Boundary Routing system architecture. Available in either standalone configurations or as part of the SuperStack network system, NETBuilder Remote Office routers simplify remote office connectivity and offer extensive upgradability and flexibility as remote office routing needs evolve.

    Remote network access servers. Remote access servers provide central site connectivity for mobile workers and telecommuters accessing Ethernet or Token Ring networks from remote locations over public telephone lines. Available in densities ranging from 4 to 16 ports, the AccessBuilder 2000 and AccessBuilder 4000 servers are suitable for small to mid-size corporate intranets. To complete the connection at the remote site, 3Com offers the 3ComImpact-TM- ISDN digital modem.

    REMOTE ACCESS CONCENTRATORS: For network service providers with large dial-up networks and for enterprises building large-scale corporate intranets, 3Com offers the AccessBuilder 8000 and AccessBuilder 5000 network access concentrators. The AccessBuilder 8000 server (formerly Aperture II) is a high-density, software-defined platform capable of delivering network access to large numbers of concurrent users over both digital (ISDN) and analog lines. It has been installed by the world's leading online service companies, such as AT&T, CompuServe, Sprint and Microsoft Network. The AccessBuilder 5000 server, introduced in March 1996, is an integrated LAN/WAN switch designed to provide network access into large-scale corporate intranets. Built around the ONcore chassis, the AccessBuilder 5000 server supports Ethernet and Token Ring LANs as well as up to 256 remote user ports.

    SMALL OFFICE SYSTEMS: In February 1996, 3Com introduced the OfficeConnect network system, a full range of hubs, servers and remote connectivity devices for the small office. The industry's first complete networking system designed from the outset to meet the needs of small remote sites and small businesses, the OfficeConnect system offers a unique "clippable" design, silent operation and a very small footprint. Leveraging its technological strengths in the enterprise market, 3Com provides the hub and Internet-optimized WAN access devices of the OfficeConnect system and partners with third parties for additional components such as fax, print and CD-ROM servers.

    NETWORK MANAGEMENT: In September 1993, 3Com introduced Transcend Network Management, a family of network management applications that represents a significant advance in simplified and logical management of LANs and WANs. Using Transcend applications on the network management platform of their choice, network administrators are able to create logical groups of hubs, routers, servers and desktop devices, regardless of physical location, to obtain correlated management information and control. To simplify network administration, Transcend products also leverage administrative resources by consolidating repetitive tasks, such as downloading router software, into a single command.

    In March 1996, when 3Com acquired AXON, a leader in the remote monitoring of network traffic, the Company formed a separate network management division chartered with coordinating development of enterprise-wide network management applications, policies and systems.

    NETWORK ADAPTERS

    Network adapters, also known as network interface cards (NICs), are add-in printed circuit boards that allow network servers, personal computers, laptop computers and workstations to connect to the LAN. According to International Data Corporation (IDC), a leading market research firm, 3Com is the leading provider of Desktop Ethernet adapters with a 40 percent market share. According to Dataquest, 3Com also leads the market in Ethernet LAN PC Card (formerly PCMCIA) adapters with a 29 percent market share.

    In fiscal 1993, 3Com began shipping its family of EtherLink-Registered Trademark- III adapters with Parallel
Tasking-Registered Trademark- technology, based on a 3Com-designed custom ASIC. Parallel Tasking is an innovative architecture that speeds data transfers by allowing separate tasks to be performed in parallel, resulting in higher overall adapter efficiency and performance than would otherwise be possible. The Company has applied for and received patents on certain aspects of this technology. In fiscal 1994, 3Com introduced Ethernet PC Card adapters for laptop and other portable computers, further extending the EtherLink III family. 3Com's EtherLink III adapters include 16-bit ISA, 32-bit EISA, MicroChannel and Combo adapters as well as the PC Card adapter. All are designed around 3Com's custom ASIC, which results in products that the Company believes are inherently more reliable, easier to install and configure, and less expensive to manufacture.

    In fiscal 1995, 3Com introduced a new, higher performance, lower cost version of its popular 10 Mbps EtherLink III adapters and extended the technology to include the new Fast Ethernet (100 Mbps Ethernet) standard. The Fast EtherLink III family of network adapters are dual speed Ethernet adapters capable of transmitting data at either 10 Mbps or 100 Mbps. The Company believes the Fast EtherLink family of adapters provides network managers with a smooth upgrade path to higher speed workgroup connectivity.

    In fiscal 1996, 3Com began developing further advancements to its NIC technology to meet the evolving needs of today's networks. Shortly after the close of the fiscal year, the Company introduced EtherLink XL Ethernet and Fast Ethernet NICs with DynamicAccess technology, which incorporates new features that facilitate the migration to virtual networking and collaborative computing. DynamicAccess allows the adapter to perform sophisticated network management and configuration functions at the desktop and provides for superior multimedia support and transforms the NIC from a passive connectivity device into an active network component.

    In addition to Ethernet and Fast Ethernet adapters, 3Com offers Token Ring, FDDI and ATM adapters. Based on 3Com custom ASICs, the TokenLink-Registered Trademark- III family of ISA, EISA and MicroChannel adapters are designed to work seamlessly with IBM drivers and applications while offering enhanced performance, installation and network management features. 3Com's FDDILink-TM- family of adapters connect devices to the network via copper wiring and fiber at 100 Mbps. When combined with 3Com's FDDI Concentrator (hub), FDDILink adapters offer workstation and high-end PC users a cost-effective solution for high-bandwidth applications. 3Com's ATMLink-TM- adapters support ATM forum LAN emulation, allowing users to scale performance incrementally, and are part of the Company's end-to-end ATM solution.

    OTHER PRODUCTS

    Other products accounted for one percent of fiscal 1996 sales and primarily include communication servers, which provide terminal-to-host connectivity for terminals and workstations over the network and protocol software.

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
  PRODUCT DEVELOPMENT

    The Company's product development efforts are focused exclusively on its strategic product lines: network systems products and network adapters. The Company's ownership of core networking technologies creates opportunities to leverage its engineering investments and develop more integrated products for simpler, more innovative networking solutions for customers. The Company plans to invest in emerging technologies for use in existing and future products, as well as to improve and enhance existing products to extend their lifecycles, reduce manufacturing costs and increase functionality. In addition to the development of custom ASICs to improve performance, increase reliability and reduce costs, the Company is investing in the following areas: network management, Fast Ethernet (100 Mbps Ethernet), ATM and other high speed networking technologies, wireless LAN communications, VLAN capabilities, ISDN and other remote access technologies, enhanced connectivity in IBM environments, and remote access for single and mobile users (including data-over-cable and Asymmetric Digital Subscriber Line or ADSL technologies).

    The industry in which 3Com competes is subject to rapid technological developments, evolving industry standards, changes in customer requirements and frequent new product introductions and enhancements. As a result, the Company's success in part depends upon its ability, on a cost-effective and timely basis, to continue to enhance its existing products and to develop and introduce new products that take advantage of technological advances. The Company will continue to make strategic acquisitions where appropriate. There can be no assurance that 3Com will be able to successfully develop new products to address new industry transmission standards and technological changes or to respond to new product announcements by others or that such products will achieve market acceptance.

  MARKETS AND CUSTOMERS

    3Com's customers are represented among the world's leading industries, including finance, health care, manufacturing, government, education, and service organizations. In fiscal 1994, the Company began targeting specific vertical markets, including health care, education, finance and government, and has recently started expanding its major accounts sales force. With the acquisition of OnStream, 3Com will gain important presence within the network service provider markets.

    Around the world, 3Com serves its customers through a variety of sales channels including direct and indirect channels. Indirect channels include systems integrators, VARs, distributors, national dealers and resellers, and OEMs. The Company's multi-channel sales strategy encourages broad market coverage by allowing 3Com sales personnel to create demand for the Company's products while giving customers the flexibility to choose the most appropriate delivery channels. In fiscal 1995, the Company began building an end-user sales force to target large enterprise accounts and established a separate sales force to market to telephone carriers and network service providers. 3Com has also maintained and expanded Chipcom's relationships with large, single-tier network integrators.

    INTERNATIONAL OPERATIONS: 3Com distinguishes itself from many of its competitors with its dedicated research and development, manufacturing, sales and service organizations outside the United States. The Company maintains sales offices in 32 countries, with new offices opened in fiscal 1996 in Eastern Europe, Latin America and the Asia Pacific region. The Company primarily markets its products internationally through subsidiaries, sales offices and relationships with local distributors in Europe, Canada, Asia Pacific and Latin America (see Note 16 of the Notes to Consolidated Financial Statements relating to geographic area information).

    CUSTOMER SERVICE: Since global data networking infrastructures are becoming increasingly complex, customers require vendors to help them manage and support their networks as well as design and build them. Additionally, as customers' networking purchases transition from point-product to connectivity systems, a more solutions-oriented approach to service and support is required. The Company recognized these trends early and has invested in a comprehensive worldwide service and support organization capable

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
of providing virtually around-the-clock customer support regardless of geographic location. In fiscal 1996, the Company expanded its worldwide service and support capabilities to offer true 7 day/24 hour support to its customers by doubling the post-sale dedicated customer service engineers in North America, opening additional support centers and providing toll-free support service in Latin America, Europe and the Asia Pacific, as well as adding interactive Internet-based customer support options.

    Worldwide logistics include support and repair centers in the United States, dedicated service organizations in Europe and Asia Pacific regions, "parts banks" at more than 25 locations, and electronic bulletin boards throughout the world. In addition to on-site training, the Company also provides computer-based courses that allow customers to learn networking technologies at their own pace in their own environments.

  BACKLOG

    3Com manufactures its products based upon its forecast of the demand of its customers worldwide and maintains inventories of finished products in advance of receiving firm orders from its customers. Orders are generally placed by the customer on an as-needed basis and products are usually shipped within one to four weeks after receipt of an order. Such orders generally may be canceled or rescheduled by the customer without significant penalty. Accordingly, the Company does not maintain a substantial backlog, and backlog as of any particular date may not be indicative of 3Com's actual sales in any succeeding period.

  MANUFACTURING AND SUPPLIERS

    3Com's primary production activities are conducted at its Santa Clara, California and Blanchardstown, Ireland facilities. Purchasing, mechanical assembly, burn-in, testing, final assembly, and quality assurance functions are performed at both of these facilities. The Company also procures certain products and subassemblies through subcontractors. Over the past several years, the Company has been investing in automating its manufacturing capabilities, decreasing the costs and increasing the quality of both manufacturing design and production. To meet increased demand for its global data networking products, the Company added new automated production lines in both its California and Ireland plants. In fiscal 1996, construction was completed on a new 225,000 square feet manufacturing facility at its headquarters in Santa Clara, and the Ireland facility was expanded to 120,000 square feet. The new Santa Clara facility, which produces the EtherLink and TokenLink families of network adapters and the SuperStack network system components, tripled the existing manufacturing square footage in Santa Clara.

    The Company is committed to being an environmentally conscious manufacturer, and pioneered implementation of a chlorofluorocarbon (CFC)-free semi-aqueous cleaning process at its California plant with DuPont and Corpane Corporations. The same process is used at the Ireland facility, and 3Com met its goal of being CFC-free by the end of calendar year 1993.

    Components purchased by the Company are generally available from multiple suppliers. However, certain components may be available from sole sources. The inability of 3Com to obtain certain components could require the Company to redesign or delay shipments of several of its data networking products. The Company has sought to establish close relationships with sole-source suppliers and/or to build up inventory of such components; however, there can be no assurance that production would not be interrupted due to the unavailability of components. The Company believes that its inventory levels of these components, combined with finished components held by 3Com's suppliers, are adequate for its currently forecasted needs.

  COMPETITION

    Data networking is an emerging field within the information systems industry encompassing both on-premises (e.g., desktop connectivity devices, internetworking platforms, data network switching, and wiring hubs) and off-premises (e.g., wide-area networking) technologies. The Company participates primarily in designing, manufacturing and marketing on-premises equipment, and is expanding its presence in the off-premises POP market. 3Com's competitors typically compete in one or more segments of the on-premises sector of the data networking market. These companies are using their resources and technical expertise to improve and expand their product lines in an effort to gain market share. Several competitors are extending their product offerings beyond a single market segment and are pursuing strategies more closely resembling 3Com's global data networking strategy. The industry recently has witnessed a wave of merger, acquisition and strategic partnering activity as many of these companies seek to provide broader networking solutions.

    NETWORK SYSTEMS PRODUCTS: Competition in the network systems business, formerly characterized by niche-based competitors focused on a single industry segment, is shifting toward more broad-based suppliers offering multiple product lines. This has been achieved through mergers and acquisitions, through joint marketing agreements, and through internally developed products. This industry consolidation, and the convergence of hub, switching and routing technologies on single platforms, will likely continue, intensifying competition among a small group of companies with broad product offerings. Principal competitors in the network systems products market include Bay Networks, Cabletron and Cisco Systems. Additionally, shifting market trends that place a greater importance on switching and remote access have allowed small niche-product companies such as Shiva and Xylan to grow their revenues and gain additional market share.

    Until very recently, the market for remote access concentrators, primarily POP connectivity equipment, has been characterized by a large number of vendors with many complementary hardware products. A traditional POP maintained by a network service provider might include modems, channel banks, and packet assembler/disassemblers (PADs) from a number of different suppliers. Integrated remote access concentrators, such as 3Com's AccessBuilder 8000 server, replace these multiple, single function hardware products with a single software-defined platform capable of handling both digital and analog signals. 3Com, through its Primary Access subsidiary, competes against various manufacturers of the products mentioned above, as well as Ascend Communications, Cisco Systems and U.S. Robotics who manufacture integrated remote access concentrators that compete directly with the AccessBuilder 8000 server.

    The market for ISDN digital modems is characterized by many small companies in both the U.S. and Europe, and by a few well established electronics and modem manufacturers, such as Ascend Communications, Motorola, and U.S. Robotics. Additionally, Bay Networks and Cisco Systems have both acquired companies capable of manufacturing ISDN connectivity devices. The market for ISDN is currently very small, however, more companies may combine to achieve greater market presence in the ISDN segment, and give rise to ISDN's increased availability to individual users and small businesses.

    NETWORK ADAPTERS: The market for network adapters is highly competitive, with companies offering products that support a range of Ethernet, Fast Ethernet, Token Ring and FDDI media. Principal competitors in the traditional adapter market include Intel Corporation, IBM Corporation, Madge N.V., Olicom A/S, Standard Microsystems Corporation and Xircom.

    The Company believes it competes favorably in the data networking market by providing customers with a full breadth of products based on leading technologies which, when combined under the Transcend Networking framework, address central site and remote connectivity needs for enterprise customers, and offer innovative solutions for small offices, network service providers and individual users. Additionally, 3Com believes that its products enjoy a reputation for both high quality and reliability.

  PATENTS, LICENSES AND RELATED MATTERS

    The Company relies on U.S. and foreign patents, copyrights, trademarks and trade secrets to establish and maintain proprietary rights in its technology and products. 3Com has an active program to file applications for and obtain patents in the United States and in selected foreign countries where a potential market for the Company's products exists. The Company's general policy has been to seek patent protection for those inventions and improvements likely to be incorporated in its products or otherwise expected to be of value. The Company has been issued 62 utility patents and six design patents in the U.S., and has been issued four foreign patents. Numerous other patent applications are currently pending which relate to the Company's research and development.

    There can be no assurance that any of these patents would be upheld as valid if litigated. While the Company believes that its patents and applications have value, it also believes that its competitive position depends primarily on the innovative skills, technological expertise and management abilities of its employees.

    3Com has been granted licenses by others, including a fully paid, perpetual, non-exclusive license to a patent held by Xerox covering a portion of the Ethernet technology.

    The Company has registered 48 trademarks in the United States and has registered 23 trademarks in one or more of 43 foreign countries. Numerous applications for registration of domestic and foreign trademarks are currently pending.

    Many of 3Com's products are designed to include software or other intellectual property licensed from third parties. The Company actively seeks to license software that promotes the compatibility of its products with industry standards, including standard protocols and architectures. The loss of rights in software or other intellectual property licensed from a third party and designed into a particular product might disrupt or delay 3Com's distribution of that product. While it may be necessary in the future to seek or renew licenses relating to various aspects of its products, the Company believes that, based upon past experience and standard industry practice, such licenses generally could be obtained on commercially reasonable terms.

  EMPLOYEES

    As of August 31, 1996, 3Com had approximately 5,726 full-time employees, of whom 1,322 were employed in engineering, 2,340 in sales, marketing and customer service, 1,380 in manufacturing, and 684 in finance and administration. None of 3Com's employees is represented by a labor organization and the Company considers its employee relations to be excellent.

  LEGAL PROCEEDINGS

    On October 13, 1995, the Company acquired Chipcom, which had already been named as a defendant in the litigation described below. On May 30, 1995, a complaint was filed in the United States District Court for the District of Massachusetts entitled LUCILLE NAPPO, MARC LINSKY, CONSTANDINE MACHAKOS, AND MARY MACHAKOS V. CHIPCOM CORP., JOHN ROBERT HELD, ROBERT PETER BADAVAS, BRUCE L. COHEN, MENACHEM E. ABRAHAM, AND JERALD G. FISHMAN. The named plaintiffs purport to represent the class of persons who purchased Chipcom's common stock during the period from and including February 8, 1995 through and including May 26, 1995. The complaint alleged violations by the defendants of Sections 10(b) and 20(a) of the Securities and Exchange Act of 1934, and sought unspecified damages. On June 7, 1995, a complaint alleging very similar claims was filed against the same defendants in the same Court by Anthony Mallozzi. A third similar complaint was filed against the same defendants in the same Court on June 8, 1995, by Daniel List. A fourth similar complaint was filed in the same Court on June 16, 1995, entitled SEAN J. CARNEY AND NICHOLAS GIANNANTONIO V. CHIPCOM CORP., JOHN HELD, AND ROBERT BADAVAS. A fifth similar complaint was filed in the same Court on June 16, 1995, entitled MANUEL C. DESOUSA AND BARBARA
J. DESOUSA V. CHIPCOM CORP., John Held, and Robert Badavas. The cases were consolidated for pretrial purposes pursuant to an order entered by the Court on June 15, 1995. The consolidated action is entitled IN RE: CHIPCOM SECURITIES LITIGATION, Civil Action No. 95-111114-DPW. A Consolidated Complaint was filed on September 13, 1995, and an Amended Consolidated Complaint was filed on November 30, 1995.

    The defendants' motion to dismiss the Amended Consolidated Complaint was granted without leave to amend on May 1, 1996. The dismissal covers all five cases. On October 1, 1996, the parties to these cases agreed upon what the Company considers to be favorable financial terms for settlement of all five cases, which amount is not considered material to the Company's operations or financial position. Pursuant to the contemplated settlement, which would be subject to the approval of the District Court, it is intended that all claims of all persons which are related to the subject matter of the Consolidated Complaint would be settled and released.

                                3COM CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS

    THREE MONTHS ENDED AUGUST 31, 1996 AND 1995

RESULTS OF OPERATIONS

    3Com achieved record sales in the first quarter of fiscal 1997 totaling $707.0 million, an increase of $209.7 million or 42 percent from the corresponding quarter a year ago. Compared with the fourth quarter of fiscal 1996, sales for the first quarter of fiscal 1997 increased $46.7 million or seven percent.

    The Company believes that the year-over-year increase in first quarter sales is due to several factors, including continued strength in the data networking market as customers migrate to new technologies such as Fast Ethernet, increases in worldwide personal computer sales, and the strength of the Company's product offerings at the edge of the network, including workgroup switching and hubs. The Company also believes that the impact of a strong new product cycle in systems and adapter products and the continuous expansion of 3Com's product offerings and its ability to deliver complete data networking solutions for different connectivity environments contributed to the increase in first quarter sales over the same period a year ago.

    Sales of network systems products (i.e., internetworking platforms, remote access servers, hubs, switching products and customer service) in the first quarter of fiscal 1997 represented 59 percent of total sales and increased 38 percent from the same quarter one year ago. In the first quarter of fiscal 1996, sales of network systems products represented 61 percent of total sales. The increase was led primarily by the LinkSwitch workgroup switching family, the LinkBuilder FMS II stackable hub, the SuperStack LinkBuilder FMS 100 Stackable Fast Ethernet Hub, and the CELLplex ATM switching family. The increase was partially offset by a decrease in sales of discontinued product lines acquired from Chipcom. Customer service revenue is included in network systems products (previously this revenue was classified as other products), and accordingly, all sales composition and growth percentages reflect this reclassification.

    Sales of network adapters in the first quarter of fiscal 1997 represented 40 percent of total sales and increased 52 percent from the year-ago period. In the first quarter of fiscal 1996, sales of network adapters represented 37 percent of total sales. The increase in network adapter sales was led primarily by the Fast EtherLink PCI adapters, EtherLink III family of network adapters, and the EtherLink PC Card adapters.

    Sales of other products represented one percent of total sales in the first quarter of fiscal 1997, compared with two percent of total sales in the first quarter of fiscal 1996, and is not significant to the Company's operations, as expected.

    Sales in the United States for the first quarter of fiscal 1997, comprised 52 percent of total sales, compared to 49 percent in the same period a year ago. Sales growth in the United States was 49 percent when compared to the first quarter of fiscal 1996. The Company believes the growth in sales in the United States can be attributed primarily to increased sales to large enterprise organizations and the enhancement of the Company's product portfolio. International sales for the first quarter of fiscal 1997 increased 35 percent over the same period a year ago, and increased in all geographic regions, primarily in the Asia Pacific region. The Company believes that the growth in International sales is due primarily to the Company's continued global expansion through the opening of new sales offices, and the expansion of its worldwide field sales, service and support programs. The Company's operations were not significantly impacted by fluctuations in foreign currency exchange rates in the first quarters of fiscal 1997 and 1996.

    Cost of sales as a percentage of sales was 46.0 percent in the first quarter of fiscal 1997, compared to 47.4 percent for the first quarter of fiscal 1996. The resulting improvement in gross margin in the first quarter of fiscal 1997 primarily reflected an increased shipment mix of higher margin workgroup switching and stackable system products, and lower product material costs of certain adapter products. The combination of these factors would have increased gross margin by approximately 2.7 percentage points. Factors causing the increase in gross margin were partially offset by increased provisions for excess and obsolete inventories and a higher mix of certain lower margin adapter products, which collectively would have reduced gross margin by approximately 1.3 percentage points.

    Total operating expenses in the first quarter of fiscal 1997 were $240.5 million, or 34.0 percent of sales, compared to $174.7 million, or 35.1 percent of sales, in the first quarter of fiscal 1996.

    Sales and marketing expenses in the first quarter of fiscal 1997 increased $39.1 million or 38 percent from fiscal 1996. As a percentage of sales, sales and marketing expenses decreased to 20.0 percent in the first quarter of fiscal 1997, from 20.6 percent in the corresponding fiscal 1996 period. The decrease as a percentage of sales is due in part to gains in efficiency following assimilation of the separate sales, marketing and support organizations initially present as a result of the fiscal 1996 acquisition of Chipcom. A recent initiative of the Company is to increase personnel in field sales, service and support organizations to further serve its customers and channel partners, which the Company anticipates may result in a slight increase in sales and marketing expense as a percentage of sales in future periods.

    Research and development expenses in the first quarter of fiscal 1997 increased $18.0 million or 35 percent from the year-ago period. As a percentage of sales, such expenses decreased to 9.8 percent in fiscal 1997, compared to
10.4 percent in the first quarter of fiscal 1996. The increase in research and development expenses was primarily attributable to the cost of developing 3Com's new products, primarily switching, traffic management and adapter products, and the Company's expansion into new technologies and markets. The Company believes the timely introduction of new technologies and products is crucial to its success, and plans to continue to make acquisitions to accelerate time to market where appropriate. Most of the in-process research and development projects acquired in connection with the Company's business acquisitions have been completed. The Company estimates that the remaining costs in connection with the completion of outstanding acquired research and development projects are not significant, and are primarily made up of labor costs for design, prototype development and testing. The Company anticipates total future research and development spending as a percent of sales will not significantly differ from its historical trend.

    General and administrative expenses in the first quarter of fiscal 1997 increased $8.7 million or 41 percent from the same period a year-ago. The increase in general and administrative expenses reflected expansion of the Company's infrastructure through internal growth, and higher provisions for bad debts, as a result of the increased volume of sales. As a percentage of sales, such expenses remained flat at 4.2 percent, when compared to the same period a year ago.

    Other income (net) was $2.9 million in the first quarter of fiscal 1997, compared to $1.3 million in the first quarter of fiscal 1996. The increase was due primarily to interest income, which increased due to larger cash and investment balances.

    The Company's effective income tax rate was 35.5 percent in the first quarter of fiscal 1997, compared to 35.0 percent in the first quarter of 1996.

    Net income for the first quarter of fiscal 1997 was $93.1 million, or $0.52 per share, compared to net income of $57.4 million, or $0.33 per share, for the first quarter of fiscal 1996. Net income and net income per share increased 62 and 58 percent, respectively, from the first quarter of fiscal 1996.

    FISCAL YEARS ENDED MAY 31, 1996, 1995 AND 1994

ACQUISITIONS

    During the fiscal year ended May 31, 1996, 3Com enhanced its enterprise-wide networking solutions with two acquisitions. On March 12, 1996, the Company acquired AXON Networks, Inc. (AXON), a technological leader in remote network management and monitoring of data network traffic. The purchase price consisted of cash, net of cash acquired, of approximately $60.2 million, which was paid using funds from the Company's working capital, and assumption of stock options with a fair value of approximately $3.7 million. The acquisition was accounted for as a purchase and, accordingly, the acquired assets and liabilities were recorded at their estimated fair market values at the date of acquisition. The aggregate purchase price of $65.3 million, including $1.4 million of costs directly attributable to the completion of the acquisition, has been allocated to the assets acquired and the liabilities assumed. Approximately $52.4 million of the total purchase price represented the value of in-process technology that had not yet reached technological feasibility, had no alternative future use and was charged to the Company's operations in the fourth quarter of fiscal 1996. The Company's consolidated results of operations for the fiscal year ended May 31, 1996 include the operating results of AXON from the date of acquisition.

    On October 13, 1995, the Company acquired Chipcom Corporation (Chipcom), a provider of computer networking multifunction platforms, including hubs, switching and network management products. The Company issued approximately 18.3 million shares of 3Com common stock in exchange for all the outstanding common stock of Chipcom. The Company also assumed and exchanged all options to purchase Chipcom common stock for options to purchase approximately 2.4 million shares of the Company's common stock. The acquisition was accounted for as a pooling-of-interests, and all financial data of the Company prior to the acquisition has been restated to include the historical information of Chipcom. No significant adjustments were required to conform the accounting policies of the Company and Chipcom. In connection with the acquisition of Chipcom, acquisition-related costs of $69.0 million were charged to operations in the second quarter of fiscal 1996. These charges consisted primarily of expenses for the elimination of duplicate and discontinued products and facilities, related severance costs and direct transaction costs (see Note 13 of Notes to Consolidated Financial Statements).

    On June 9, 1995, 3Com extended its market presence to network service providers and carriers with the acquisition of Primary Access Corporation (Primary Access), a provider of integrated network access systems. The Company issued approximately 4.6 million shares of 3Com common stock for all of the outstanding stock of Primary Access, and assumed and exchanged all options and warrants to purchase Primary Access stock for options and warrants to purchase approximately 1.0 million shares of the Company's common stock. The acquisition was accounted for as a pooling-of-interests, and all financial data of the Company prior to the acquisition has been restated to include the historical information of Primary Access. No significant adjustments were required to conform the accounting policies of the Company and Primary Access.

    In fiscal 1995, the Company acquired Sonix Communications, Ltd. (Sonix), a provider of ISDN connectivity solutions in the United Kingdom, and Chipcom acquired Artel Communications Corporation (Artel), a provider of high-performance communication systems for the internetworking and video distribution markets. The Company issued an aggregate of approximately 3.6 million shares of common stock in exchange for all the outstanding stock of the acquired companies. Both acquisitions were accounted for as poolings-of-interests. Also in fiscal 1995, the Company acquired NiceCom, Ltd. (NiceCom), an innovator of ATM technology, and Chipcom acquired DSI ExpressNetworks, Inc. (DSI), a developer of intelligent hubs and internetworking products. Both acquisitions were accounted for as purchases. Fiscal 1995 results included a $68.7 million pre-tax charge to operations for the effect of purchased in-process technology related to fiscal 1995 purchase transactions.

    In fiscal 1994, the Company acquired Synernetics, Inc. (Synernetics), a market leader in LAN switching products, and Centrum Communications, Inc. (Centrum), an innovator of remote access products. Both acquisitions were accounted for as purchases. The Company also entered into a technology licensing agreement with Pacific Monolithics, Inc., a developer of wireless communications (see Note 12 of Notes to Consolidated Financial Statements). Fiscal 1994 results included a $134.5 million pre-tax charge to operations for the combined effect of purchased in-process technology related to the acquisitions and the license agreement.

    See Notes 3 and 13 of Notes to Consolidated Financial Statements for additional information on the above business combinations.

RESULTS OF OPERATIONS

    Fiscal 1996 sales increased 46 percent to $2.3 billion from $1.6 billion in fiscal 1995. This compares to a 58 percent increase in sales in fiscal 1995 from fiscal 1994 sales of $1.0 billion. The Company believes that the increase in fiscal 1996 and 1995 sales is due to several factors, including continued strength in the data networking market as customers migrate to new technologies such as LAN switching and Fast Ethernet, increases in worldwide personal computer sales, rapid growth in sales outside the U.S., and the continuous expansion of 3Com's product offerings and its ability to deliver complete data networking solutions for different connectivity environments.

    Sales of network systems products (i.e., internetworking platforms, remote access servers, hubs, switching products and customer service) in fiscal 1996 represented 59 percent of total sales and increased 56 percent from fiscal 1995. This followed a 72 percent increase in systems sales in fiscal 1995 from fiscal 1994. Sales of systems products in fiscal years 1995 and 1994 represented 55 percent and 51 percent of total sales, respectively. The increase in fiscal 1996 network systems product sales was led primarily by the LinkBuilder FMS II stackable hub, the LANplex and LinkSwitch families of switching products, the AccessBuilder 8000 integrated network access system and the ONcore intelligent switching system. The increase in network systems products was partially offset by declines in sales of certain product lines acquired from Chipcom. The increase in fiscal 1995 network systems product sales was led primarily by the aforementioned LinkBuilder FMS II stackable hub and the LANplex family of switching products as well as the NETBuilder Remote Office internetworking system and Chipcom's ONline family of intelligent switching systems. Customer service revenue is included in network systems products (previously this revenue was classified as other products), and accordingly, all sales composition and growth percentages reflect this reclassification.

    Sales of network adapters in fiscal 1996 represented 40 percent of total sales and increased 35 percent from fiscal 1995. This followed a 45 percent sales increase in network adapters in fiscal 1995 from fiscal 1994. Sales of network adapters in fiscal years 1995 and 1994 represented 43 percent and 46 percent of total sales, respectively. The increase in fiscal 1996 network adapter sales represented a significant increase in unit volume, primarily the result of increased sales of the EtherLink III network adapter and the EtherLink PC Card adapter and the introduction of the Fast EtherLink PCI adapter. The trend toward decreasing average selling prices in all adapter products continued in fiscal 1996, but was mostly offset by the increased mix of Fast Ethernet and PC Card products, which carry higher average selling prices. The increase in fiscal 1995 network adapter sales represented an increase in unit volume partially offset by continuation of the industry-wide trend toward decreasing average selling prices, particularly in the Token Ring market. The increase in unit volume primarily resulted from sales of the EtherLink III network adapter, but was also favorably impacted by sales of the EtherLink PC Card adapter.

    Sales of other products represented one percent of total sales in fiscal 1996, two percent in fiscal 1995, and three percent of total sales in fiscal 1994. Sales of other products are not significant to the Company's operations, as expected.

    Sales outside of the United States comprised 53 percent of total sales in fiscal 1996, compared to 52 percent in fiscal 1995 and 49 percent in fiscal 1994. In fiscal 1996, international and U.S. sales increased
48 percent and 44 percent, respectively, from fiscal 1995. In fiscal 1995, international and U.S. sales increased 66 percent and 49 percent, respectively, from fiscal 1994. The Company believes that the increase in international sales was a result of strong growth in the Asia Pacific region, the breadth of the Company's product offerings, its continued global expansion through the opening of new sales offices in Asia, Latin America and Europe, and the expansion of worldwide service and support programs. The

Company's operations were not significantly impacted by fluctuations in foreign currency exchange rates in fiscal years 1996, 1995 and 1994.

    Cost of sales as a percentage of sales was 47.1 percent in fiscal 1996, compared to 46.3 percent in fiscal 1995 and 48.0 percent in fiscal 1994. The 0.8 percentage point reduction in gross margin in fiscal 1996 resulted primarily from a higher mix of certain lower margin adapter and network access system products and increased provisions for obsolete and excess inventory, which taken separately would have reduced gross margin by 2.2 percentage points. Factors causing the decline in gross margin were partially offset by a favorable shipment mix toward the Company's switching products and reductions in adapter product material costs, which taken separately would have improved gross margin by 1.4 percentage points. The improvement in gross margin in fiscal 1995 resulted primarily from a favorable shipment mix of the Company's switching products, reductions in adapter product material costs and lower provisions for obsolete and excess inventory, which taken separately would have improved gross margins by 1.7 percentage points.

                         SUMMARY OF OPERATING EXPENSES

                                             FISCAL 1996             FISCAL 1995             FISCAL 1994
                                        ----------------------  ----------------------  ----------------------
                                                   PERCENT OF              PERCENT OF              PERCENT OF
                                         AMOUNT       SALES      AMOUNT       SALES      AMOUNT       SALES
                                        ---------  -----------  ---------  -----------  ---------  -----------
                                                                (DOLLARS IN THOUSANDS)
Sales and marketing...................  $ 475,769        20.4%  $ 319,310        20.0%  $ 217,197        21.5%
Research and development..............    233,107        10.0     166,327        10.4     101,085        10.0
General and administrative............     97,395         4.2      66,462         4.2      49,733         4.9
Non-recurring charges:
  Purchased in-process technology.....     52,353         2.2      68,696         4.3     134,481        13.3
  Acquisition-related charges and
    other.............................     69,950         3.0      10,125         0.6      --          --
                                        ---------         ---   ---------         ---   ---------         ---
    Total operating expenses..........  $ 928,574        39.9%  $ 630,920        39.6%  $ 502,496        49.7%
                                        ---------         ---   ---------         ---   ---------         ---
                                        ---------         ---   ---------         ---   ---------         ---
    Total operating expenses excluding
      non-recurring charges...........  $ 806,271        34.6%  $ 552,099        34.6%  $ 368,015        36.4%
                                        ---------         ---   ---------         ---   ---------         ---
                                        ---------         ---   ---------         ---   ---------         ---

    Total operating expenses in fiscal 1996 were $928.6 million, compared to $630.9 million in fiscal 1995 and $502.5 million in fiscal 1994. Excluding the acquisition-related charge of $69.0 million related to the acquisition of Chipcom, the charge of $52.4 million for purchased in-process technology associated with the acquisition of AXON (see Note 13 of Notes to Consolidated Financial Statements) and a charge of $1.0 million for a settlement of litigation, total operating expenses in fiscal 1996 would have been $806.3 million, or 34.6 percent of sales. Excluding the charge of $68.7 million for purchased in-process technology and a non-recurring charge of $10.1 million, which consisted of approximately $11.2 million in merger transaction costs associated with the acquisitions of Artel, Primary Access and Sonix and a credit of $1.1 million for the reduction in accrued costs relating to the fiscal 1991 restructuring, total operating expenses in fiscal 1995 would have been $552.1 million, or 34.6 percent of sales. Excluding the charge of $134.5 million for purchased in-process technology resulting from the acquisitions of Synernetics and Centrum and the technology licensing agreement, total operating expenses in fiscal 1994 would have been $368.0 million, or 36.4 percent of sales.

    Sales and marketing expenses in fiscal 1996 increased $156.5 million or 49 percent from fiscal 1995. The increase in such expenses reflected increased selling costs related to the 46 percent increase in sales volume, higher costs associated with marketing promotions and sales support programs, and a year-over-year increase in sales and marketing personnel of 35 percent. The Company believes the increase in sales and marketing expenses is also a direct result of the Chipcom acquisition. Sales and marketing expenses in fiscal 1995 increased $102.1 million or 47 percent from fiscal 1994. The increase in such expenses reflected increased selling costs related to the 58 percent increase in sales volume, the cost of introducing and promoting the Company's new and existing products, and a year-over-year increase in sales and marketing personnel of 32 percent. As a percentage of sales, sales and marketing expenses were 20.4 percent in fiscal 1996, compared to 20.0 percent in fiscal 1995 and 21.5 percent in fiscal 1994.

    Research and development expenses in fiscal 1996 increased $66.8 million or 40 percent from the prior year, compared to a fiscal 1995 increase of $65.2 million or 65 percent from fiscal 1994. The increase in research and development expenses was primarily attributable to the cost of developing new products, including the Company's expansion into new technologies and markets. Full time research and development personnel increased 27 percent and 35 percent in fiscal 1996 and 1995, respectively. The increase in research and development expenses is consistent with the Company's continued commitment to develop and introduce high quality, innovative products. As a percentage of sales, research and development expenses were 10.0 percent in fiscal 1996, compared to 10.4 percent in fiscal 1995 and 10.0 percent in fiscal 1994.

    The Company believes the timely introduction of new technologies and products is crucial to its success, and plans to continue to make acquisitions to accelerate time to market where appropriate. Most of the in-process research and development projects acquired in connection with businesses purchased by the Company prior to fiscal 1996 have been completed. Development work associated with projects still in process is proceeding as expected. Such development activities primarily include the development of products with remote monitoring functionality for the enterprise market. The costs for the projects in process are primarily labor costs for design, prototype development and testing. As of May 31, 1996, the Company estimates that an aggregate of approximately $7 to $13 million dollars will be expensed over the next 18 to 24 months in connection with completion of such acquired research and development projects. The Company anticipates future research and development spending, including costs remaining for the completion of these purchased in-process research and development projects, will not significantly differ from the historical trend of research and development expenses as a percent of sales.

    General and administrative expenses in fiscal 1996 increased $30.9 million or 47 percent from the prior year, compared to a fiscal 1995 increase of $16.7 million or 34 percent from fiscal 1994. The increase in general and administrative expenses reflects the worldwide expansion of the Company's infrastructure through internal growth and acquisitions. As a percentage of sales, such expenses remained flat at 4.2 percent in fiscal 1996 and 1995, and decreased from 4.9 percent in fiscal 1994.

    Other income (net) was $6.8 million in fiscal 1996, compared to $4.9 million in fiscal 1995 and $4.0 million in fiscal 1994. These amounts consist primarily of interest income, which has increased $9.3 million and $7.2 million in fiscal 1996 and 1995, respectively, due primarily to larger cash and investment balances and higher interest rates. Partially offsetting this increase in other income was the issuance of $110.0 million of convertible subordinated notes in the second quarter of fiscal 1995, which in addition to increasing cash balances, contributed to increases in interest expense of $5.5 million and $6.5 million in fiscal 1996 and 1995, respectively.

    Non-operating income was favorably impacted during fiscal 1994 as the Company realized a non-recurring gain of $17.7 million from the sale of the Company's investment in Madge N.V.

    The Company's effective income tax rate was 42 percent in fiscal 1996. Excluding the purchased in-process technology charge, which was not tax deductible, and the nondeductible portion of the merger costs associated with the Chipcom acquisition, the effective tax rate would have been 35 percent. The Company's effective income tax rate was 37 percent in fiscal 1995. Excluding the merger costs associated with the Sonix and Primary Access acquisitions, which were not tax deductible, the effective tax rate would have been 36 percent. In fiscal 1994, 3Com provided $57.1 million for income taxes on income before income taxes of $45.2 million because a significant portion of the purchased in-process technology charges were not tax deductible. In addition, the income tax rate in fiscal 1994 reflected the recognition of a net benefit of $1.2 million, which resulted from retroactive changes to the Revenue Reconciliation Act of 1993.

Excluding the effect of the non-recurring items in fiscal 1994, the effective tax rate would have been 35 percent.

    Net income for fiscal 1996 was $177.9 million, or $1.00 per share, compared to net income of $144.6 million, or $0.84 per share for fiscal 1995 and a net loss for fiscal 1994 of $11.9 million, or $0.08 per share. Net income for fiscal 1996 included the aforementioned acquisition-related charge of $69.0 million, the $52.4 million charge for purchased in-process technology and the $1.0 million charge for a litigation settlement. Excluding these charges, the Company would have realized net income of $280.0 million, or $1.58 per share for fiscal 1996. Net income for fiscal 1995 included the aforementioned $68.7 million charge for purchased in-process technology, the $11.2 million charge for merger costs and the $1.1 million credit for the reduction in the restructuring reserve. Excluding these charges and gains, the Company would have realized net income of $195.5 million, or $1.14 per share for fiscal 1995. Net income for fiscal 1994 included the aforementioned $134.5 million charge for purchased in-process technology, the $17.7 million gain from the sale of an investment and the $1.2 million tax benefit. Excluding these charges and gains, the Company would have realized net income of $103.7 million, or $0.66 per share for fiscal 1994. Net income per share for fiscal 1995 and net loss per share for fiscal 1994 have been restated to reflect the two-for-one stock split on August 25, 1995.

EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

    The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires that the Company review for impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 will be effective for the Company's fiscal year beginning June 1, 1996. The Company does not expect that the adoption of this statement will have a material impact on the Company's financial position or results of operations.

    The FASB also issued SFAS No. 123, "Accounting for Stock-Based Compensation." The Company is required to adopt SFAS 123 for the fiscal year beginning June 1, 1996. This statement establishes accounting and disclosure requirements using a fair value based method of accounting for stock-based employee compensation plans. Under SFAS 123 the Company may either adopt the new fair value based accounting method or continue the intrinsic value based method and provide pro forma disclosures of net income and earnings per share as if the accounting provisions of this statement had been adopted. The Company plans to adopt only the disclosure requirements of SFAS 123; therefore such adoption will have no effect on the Company's financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

    Cash, cash equivalents and temporary cash investments at August 31, 1996 were $577.1 million, increasing $77.8 million, from May 31, 1996.

    For the three months ended August 31, 1996, net cash generated from operating activities was $122.0 million. Trade receivables at August 31, 1996 increased $59.7 million from May 31, 1996 due primarily to an increase in sales. Days sales outstanding in receivables was 53 days at August 31, 1996, compared to 49 days at May 31, 1996. The increase in days sales outstanding is consistent with the trend in previous first fiscal quarters. Inventory levels at August 31, 1996 decreased $13.6 million from the prior fiscal year-end, with inventory turnover increasing to 5.6 turns at August 31, 1996, compared to 5.4 turns at May 31, 1996.

    During the three months ended August 31, 1996, the Company made $48.3 million in capital expenditures. Major capital expenditures included upgrades and additions to product manufacturing lines in Santa Clara and Ireland, continuing development of the Company's worldwide information systems, and purchases and upgrades of desktop systems.

    During the first quarter of fiscal 1997, the Company received cash of $7.8 million from the sale of its common stock to employees through its option plans.

    The Company leases and occupies 225,000 square feet of office and manufacturing space adjacent to its existing headquarters in Santa Clara (Phase
I). The Company amended this lease agreement on February 1, 1996 to add 150,000 square feet of office and manufacturing space and a parking garage (Phase II) to be build on adjacent land. The amended lease expires in five years and provides the Company with an option to purchase both Phase I and II properties, or arrange for the sale of the properties, to a third party with a guaranteed residual value of up to $57.8 million to the seller of the properties. The Company anticipates that it will commence occupancy of and begin lease payments on the significant portion of the Phase II property in the fourth quarter of fiscal 1997.

    The Company has a $40 million revolving bank credit agreement which expires December 31, 1996. No amount is outstanding under the credit agreement and the Company is in compliance with all financial ratio and minimum net worth requirements.

    Based on current plans and business conditions, the Company believes that its existing cash and equivalents, temporary cash investments, cash generated from operations and the available revolving credit agreement will be sufficient to satisfy anticipated operating cash requirements for at least the next twelve months.

MANAGEMENT

    The directors and executive officers of 3Com and their ages as of September 30, 1996 are as follows:

NAME                                    AGE                            POSITION
----------------------------------      ---      ----------------------------------------------------
Eric A. Benhamou..................          40   Chairman, President and Chief Executive Officer

Debra J. Engel....................          44   Senior Vice President, Corporate Services

Robert J. Finocchio, Jr...........          45   President, 3Com Systems

John H. Hart......................          50   Senior Vice President and Chief Technical Officer

Richard W. Joyce..................          40   Senior Vice President, New Business Operations

Alan J. Kessler...................          39   Senior Vice President, Global Systems Sales and
                                                   Services

Christopher B. Paisley............          43   Senior Vice President, Finance and Chief Financial
                                                   Officer

Janice M. Roberts.................          40   Senior Vice President, Central Marketing

Douglas C. Spreng.................          52   Executive Vice President, 3Com Interface Products

Thomas L. Thomas..................          47   Senior Vice President and Chief Information Officer,
                                                   Global Information Systems

James L. Barksdale................          53   Director

Gordon A. Campbell................          52   Director

David W. Dorman...................          42   Director

Jean-Louis Gassee.................          52   Director

Stephen C. Johnson................          54   Director

Philip C. Kantz...................          52   Director

William F. Zuendt.................          49   Director

    Eric A. Benhamou has been 3Com's President and Chief Executive Officer since April 1990 and September 1990, respectively. Mr. Benhamou became Chairman of the Board of Directors of 3Com in July 1994. Mr. Benhamou served as 3Com's Chief Operating Officer from April 1990 through September 1990. From October 1987 through April 1990, Mr. Benhamou held various general management positions within 3Com. Prior to that, Mr. Benhamou was one of the founders of Bridge Communications, Inc., in September 1981, and held various executive positions in that company in the field of engineering and product development, most recently as Vice President of Engineering, until that company merged with 3Com in September 1987. Mr. Benhamou serves as a Director of Cypress Semiconductor, Inc., Legato Systems, Inc. and Smart Valley, Inc.

    Debra J. Engel has been Senior Vice President, Corporate Services since August 1996. From March 1990 through July 1996, Ms. Engel was Vice President, Corporate Services. From the time Ms. Engel joined 3Com in November 1983 until March 1990, she was Vice President, Human Resources. Prior to that, she was with Hewlett-Packard Company for seven years, most recently as Corporate Staffing Manager at Hewlett-Packard's Corporate Headquarters. Ms. Engel also serves as a director of Aspect Telecommunications.

    Robert J. Finocchio, Jr. was promoted to President, 3Com Systems in August 1996. From June 1993 to July 1996, Mr. Finocchio served as Executive Vice President, Network Systems Operations. From January 1990 through May 1993, Mr. Finocchio served as Executive Vice President, Field Operations. Mr. Finocchio joined 3Com in December 1988 as Vice President of Sales, Marketing and Services, a position he held through January 1990. Prior to joining 3Com, Mr. Finocchio was with Rolm, Inc. for nine years, where he held various executive positions in sales and service. Most recently he was Vice President of Rolm Systems Marketing. Mr. Finocchio also serves as a director of Latitude Communications and Sync Research.

    John H. Hart has been Senior Vice President and Chief Technical Officer since August 1996. From the time Mr. Hart joined 3Com in September 1990 until July 1996, he was Vice President and Chief Technical Officer. Prior to joining 3Com, Mr. Hart worked for Vitalink Communications Corporation for seven years, where he held various executive positions in product engineering and development. Mr. Hart's final position with Vitalink was Vice President of Network Products.

    Richard W. Joyce has been Senior Vice President, New Business Operations since August 1996. From June 1995 through July 1996, Mr. Joyce was Vice President, New Business Operations. From June 1993 to June 1995, Mr. Joyce served as Vice President, Sales Europe and Asia/Pacific Rim (APR). From January 1990 to June 1995, Mr. Joyce served as President, 3Com Europe Limited. Mr. Joyce joined 3Com in November 1987 as Sales Manager of 3Com (UK) Limited, a position he held until September 1988. From September 1988 until January 1990, Mr. Joyce served as Managing Director of 3Com (UK) Limited. Most recently prior to joining 3Com, Mr. Joyce held the position of Managing Director Europe for State Street Trade Development Corporation from 1985 through 1987.

    Alan J. Kessler became Senior Vice President, Global Systems Sales and Services in August 1996. From June 1995 to July 1996, Mr. Kessler served as Vice President, Customer Service Operations. From June 1993 through June 1995, Mr. Kessler served as Vice President, Systems Sales-North America. From May 1991 through May 1993, Mr. Kessler served as Vice President and General Manager, Network Systems Division. From April 1990 until May 1991, Mr. Kessler served as Vice President and General Manager, Distributed Systems Division. Previously, he served as Product Marketing Manager of the Distributed Systems Division from November 1988 through April 1990 and as Product Line Manager from October 1985 through November 1988.

    Christopher B. Paisley has been 3Com's Senior Vice President, Finance and Chief Financial Officer since August 1996. From the time Mr. Paisley joined 3Com in September 1985 until July 1996, he was Vice President, Finance and Chief Financial Officer. Prior to joining 3Com, Mr. Paisley was Vice President, Finance of Ridge Computers from May 1982 to September 1985. Previously, Mr. Paisley was employed by Hewlett-Packard Company for five years in a variety of accounting and finance positions. Mr. Paisley also serves as a director of Applied Digital Access, Inc.

    Janice M. Roberts has been Senior Vice President, Central Marketing since August 1996. From June 1992 through July 1996, Ms. Roberts was Vice President, Marketing. From February 1994 to June 1995, Ms. Roberts also served as General Manager, Personal Office Division. From February 1992 until June 1992, Ms. Roberts was Vice President and General Manager of the Premises Distribution Division. During the period January 1989 to February 1992, Ms. Roberts served as Director of BICC Technologies Limited and President of BICC Technologies, Inc. and BICC Communications, Inc. She was also Chairman and Managing Director of BICC Data Networks Limited. From December 1986 through January 1989, Ms. Roberts was Manager of Sales and Marketing of STC Components Ltd. located in Harlowe, United Kingdom.

    Douglas C. Spreng was promoted to Executive Vice President, 3Com Interface Products in August 1996. From July 1995 to July 1996, Mr. Spreng served as Vice President, Personal Connectivity Operations. He joined 3Com as Vice President and General Manager of 3Com's Network Adapter Division in March 1992. Prior to joining 3Com, Mr. Spreng was President and Chief Operations Officer of Domestic

Automation Company, a private communications system start-up company based in San Carlos, California. Previously, Mr. Spreng spent 23 years with Hewlett-Packard Company (HP) in a variety of key marketing, manufacturing and general management positions, including General Manager of HP's Commercial Systems Group. Most recently he served as General Manager of HP's Manufacturing Applications Group. Mr. Spreng also serves as a director of Contango (previously Creative Insights) and Com 21.

    Thomas L. Thomas has been Senior Vice President and Chief Information Officer, Global Information Systems since August 1996. From September 1995 through July 1996, Mr. Thomas was Vice President and Chief Information Officer, Global Information Systems. Prior to joining 3Com, Mr. Thomas had been President and Chief Information Officer of Dell Computer Corporation, a manufacturer of personal computers, from 1993 to 1995. Prior to that, Mr. Thomas served as Vice President of Management Information Systems at Kraft General Foods from 1987 to 1993, and at Sara Lee Corporation from 1981 to 1987.

    Mr. Barksdale has served on the Board of Directors since 1987. Mr. Barksdale has been the President, CEO and a director of Netscape Communications Corporation, a provider of internet software, since January 1995. Previously, Mr. Barksdale had been President and Chief Executive Officer of AT&T Wireless Services since September 1994. Prior to September 1994, Mr. Barksdale had been employed as the President and Chief Operating Officer of McCaw Cellular Communications, Inc. since January 1992 and by Federal Express Corporation since 1979. Mr. Barksdale served as a director of Bridge Communications, Inc. from April 1986 until that company combined with 3Com in 1987. Mr. Barksdale also serves as a director of Harrah's Entertainment Corporation, @ Home Corporation and Robert Mondavi Corporation.

    Mr. Campbell has served on the Board of Directors since 1990. He was a founder and since 1993 has been President and Chairman of the Board of Techfarm, Inc., a company formed to launch technology based start-up companies. Mr. Campbell was a founder of Chips and Technologies, Inc. ("Chips"), a company that designs and distributes very large scale integrated circuit products, and served as a director of Chips from December 1984 until November 1995 and as Chairman of the Board of Chips until November 1995. Mr. Campbell also served as the President and Chief Executive Officer of Chips from January 1985 to July 1993. Mr. Campbell was also a founder of Seeq Technology, Inc., and, from January 1981 to October 1984, he served as that company's President and Chief Executive Officer. Mr. Campbell also serves as a director of Bell Microproducts, Inc., Reply Corporation and Scotts Valley Instruments, Inc. and as Chairman of the Board of Exponential Technology, Inc., 3d/Fx Interactive, Inc., Absolute Time Corporation, and Resonate, Inc.

    Mr. Dorman has served on the Board of Directors since 1995. He has been President and Chief Executive Officer of Pacific Bell Corporation since July 1994 and Chairman of the Board of that company since March 1996. Prior to that, he was associated with US Sprint Corporation for 13 years, during which time he held several management positions, most recently as President of Sprint Business Services from 1993 to 1994.

    Mr. Gassee has served on the Board of Directors since 1993. He is the Chairman of the Board and Chief Executive Officer of Be Incorporated, a personal computing technology company in the development stage, which he founded in October 1990. Previously, Mr. Gassee held several management positions with Apple Computer, Inc. ("Apple") for 10 years, most recently as the president of Apple Products, the research and development and manufacturing division of Apple. Prior to joining Apple, Mr. Gassee was President and General Manager of the French subsidiary of Exxon Corp., held several management positions with Data General Corporation, and spent six years at Hewlett-Packard Company.Mr. Gassee is currently also a director of Electronics For Imaging, Inc. and LaserMaster Technologies.

    Mr. Johnson has served on the Board of Directors since 1989. He was a founder and has been President and Chief Executive Officer of Komag, Incorporated, a manufacturer of Winchester disk media, since 1983. Mr. Johnson served as a director of 3Com from June 1982 to September 1987; he stepped down from the Board when 3Com combined with Bridge Communications, Inc. and returned to the Board in 1989. Mr. Johnson also serves as a director of Komag, Incorporated and Uniphase Corporation.

    Mr. Kantz has served on the Board of Directors since 1992. He has served as President, Chief Operating Officer and a director of Trans Ocean Ltd., a privately held transportation equipment leasing company, since October 1995. He also has served as President and Chief Executive Officer of The Sandros Enterprise, a privately held business and management consulting firm, since February 1995. From February 1994 to January 1995, he served as President, Chief Executive Officer and a director of Transcisco Industries, Inc., an industrial services company. From October 1992 through September 1993, Mr. Kantz served as President and Chief Executive Officer of Genetrix, Inc., a biotechnology services company. Mr. Kantz was President and Chief Executive Officer of Intel Containers International Corporation from 1988 through 1991. Previously, Mr. Kantz was President of Transportation and Industrial Funding Corporation and Senior Vice President and General Manager of GE Capital from 1986 to 1988. Mr. Kantz also serves as a director of Falcon Building Products, Inc., Genetrix, Inc., ParcPlace-Digitalk, Inc., Search Systems Corporation and Mine Reclamation Corporation.

    Mr. Zuendt has served on the Board of Directors since 1988. He is President and Chief Operating Officer of Wells Fargo & Company, a bank holding company, and of Wells Fargo Bank. He joined Wells Fargo in 1973. Mr. Zuendt is also a director of Wells Fargo & Company and a trustee of Golden Gate University.

    During the fiscal year ended May 31, 1996, the Board held eight (8) meetings. The Board does not have a standing Nominating Committee, but does have an Audit Committee and a Compensation Committee.

    During the fiscal year ended May 31, 1996, 3Com's Audit Committee met four
(4) times. Its current members are David W. Dorman, Stephen C. Johnson and William F. Zuendt. The Audit Committee makes recommendations to the Board regarding engagement of 3Com's independent public accountants, approves services rendered by such accountants, reviews the activities and recommendations of 3Com's internal audit department, and reviews and evaluates 3Com's accounting systems, financial controls and financial personnel.

    During the fiscal year ended May 31, 1996, the Compensation Committee met four (4) times. Its current members are Gordon A. Campbell and Philip C. Kantz. Eric A. Benhamou serves as an ex officio member of the Compensation Committee. The Compensation Committee reviews salaries and other compensation arrangements for officers and other key employees of 3Com, reviews the administration of 3Com's stock option and stock purchase plans, and advises the Board on general aspects of 3Com's compensation and benefit policies.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

    The following table sets forth certain information, as of September 30, 1996, with respect to the beneficial ownership of 3Com's Common Stock by (i) each director and director-nominee of 3Com, (ii) the Chief Executive Officer and the four other most highly compensated executive officers of 3Com and an individual who served as an executive officer during a portion of the most recent fiscal year but was no longer an executive officer as of May 31, 1996, and (iii) all executive officers and directors of 3Com as a group.

                                                          AMOUNT AND NATURE OF
                                                               BENEFICIAL          PERCENT OF COMMON      PERCENT AFTER
NAME                                                          OWNERSHIP(1)         STOCK OUTSTANDING         MERGER
-------------------------------------------------------  ----------------------  ----------------------  ---------------
James L. Barksdale.....................................             90,000                 *                    *
Gordon A. Campbell.....................................             24,000                 *                    *
David W. Dorman........................................             53,500                 *                    *
Jean-Louis Gassee......................................             90,000                 *                    *
Stephen C. Johnson.....................................            171,300                 *                    *
Philip C. Kantz........................................            150,004                 *                    *
William F. Zuendt......................................            330,000                 *                    *
Eric A. Benhamou.......................................          1,532,104                 *                    *
Robert J. Finocchio, Jr................................            502,593                 *                    *
Ralph B. Godfrey(2)....................................             78,872                 *                    *
William G. Marr(3).....................................             70,000                 *                    *
Christopher B. Paisley.................................            688,160                 *                    *
Douglas C. Spreng......................................            440,547                 *                    *
All directors and executive officers as a group (18
  persons).............................................          4,911,825                  2.8%

------------------------

*   Less than 1%.

(1) Except as indicated in the footnotes to this table, to the Company's knowledge, the persons named in the table have sole voting and investment power with respect to all shares of 3Com Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

    Includes shares of 3Com Common Stock issuable pursuant to options exercisable within 60 days of September 30, 1996, including options to acquire 90,000 shares of 3Com Common Stock held by Mr. Barksdale, options to acquire 24,000 shares held by Mr. Campbell, options to acquire 53,500 shares held by Mr. Dorman, options to acquire 90,000 shares held by Mr. Gassee, options to acquire 156,000 shares held by Mr. Johnson, options to acquire 140,948 shares held by Mr. Kantz, options to acquire 166,000 shares held by Mr. Zuendt, options to acquire 1,112,548 shares held by Mr. Benhamou, options to acquire 437,032 shares held by Mr. Finocchio, options to acquire 55,094 shares held by Mr. Godfrey, options to acquire 605,720 shares held by Mr. Paisley, options to acquire 425,360 shares held by Mr. Spreng, and options to acquire 4,038,495 shares of 3Com Common Stock held by directors and executive officers of 3Com as a group.

(2) Mr. Godfrey ceased to be an executive officer on July 1, 1995, but remained an employee of the Company. Beneficial ownership information for Mr. Godfrey is as of July 31, 1996.

(3) Mr. Marr ceased to be an executive officer of the Company in August 1996, but remained an employee of the Company.

    The following table sets forth certain information, as of September 30, 1996 with respect to the beneficial ownership of 3Com Common Stock by all persons known by 3Com to be the beneficial owners of more than 5% of the outstanding 3Com Common Stock.

                                              AMOUNT AND NATURE OF
                                                   BENEFICIAL          PERCENT OF COMMON STOCK
                   NAME                           OWNERSHIP(1)               OUTSTANDING           PERCENT AFTER MERGER
-------------------------------------------  ----------------------  ---------------------------  -----------------------
Twentieth Century Companies, Inc.                    12,500,000                     7.3%
 4500 Main Street
 P.O. Box 418210
 Kansas City, MO
 64141-9210

------------------------

(1) To 3Com's knowledge, the entity named in the table and a wholly-owned subsidiary has sole voting and investment power with respect to all shares of 3Com Common Stock shown as beneficially owned.

    This information is based upon a review of 13G filings made with the SEC during 1996.

EXECUTIVE COMPENSATION AND OTHER MATTERS

    EXECUTIVE COMPENSATION

    The following table sets forth information concerning the compensation of the Chief Executive Officer of 3Com and the four other most highly compensated executive officers of 3Com as of May 31, 1996 and an individual who served as an executive officer during a portion of the most recent fiscal year but was no longer an executive officer as of May 31, 1996:

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG TERM
                                                                                       COMPENSATION
                                                                                       -------------
                                                                                          AWARDS
                                                                                       -------------
                                                                 ANNUAL COMPENSATION    SECURITIES
                                                     FISCAL     ---------------------   UNDERLYING        ALL OTHER
           NAME AND PRINCIPAL POSITION                YEAR        SALARY    BONUS(1)    OPTIONS(2)     COMPENSATION(3)
-------------------------------------------------  -----------  ----------  ---------  -------------  -----------------
Eric A. Benhamou                                         1996   $  589,583  $  34,684      320,000            1,090
President and Chief                                      1995      472,085     49,433      291,200              682
Executive Officer                                        1994      451,629     25,372      400,000              572

Robert J. Finocchio, Jr.                                 1996      395,000     23,241      192,000              911
Executive Vice President                                 1995      338,335     35,423      174,720              587
Network Systems Operations                               1994      318,449     18,599      240,000              629

Ralph B. Godfrey                                         1996      375,932      2,421       96,000            1,599
Vice President Americas Sales(4)                         1995      330,738      1,411       87,360              988
                                                         1994      324,404          0       36,000              302

William G. Marr                                          1996      367,197     12,908      240,000            1,422
Executive Vice President                                 1995          N/A        N/A          N/A              N/A
Worldwide Sales                                          1994          N/A        N/A          N/A              N/A

Christopher B. Paisley                                   1996      283,333     16,625      144,000              475
Vice President Finance and                               1995      263,751     27,614      145,600              436
Chief Financial Officer                                  1994      248,342     14,496      200,000              401

Douglas C. Spreng                                        1996      356,250     20,849      192,000            1,753
Vice President and General                               1995      311,918     32,674      174,720            1,492
Manager, Personal Connectivity                           1994      272,664     15,890      240,000            1,068
Operations

------------------------

(1) Amount shown and also payments made under 3Com-wide profit-sharing plan known as 3SHARE. Under that plan, 3Com distributed approximately 3%, 6%, and 6% of its income before taxes in fiscal 1996, 1995 and 1994, respectively, after adjustments, for certain unusual or non-revising income or expense items. The distributions were determined and paid at six-month intervals to all employees worldwide (other than those who are paid commissions), including executive officers, with the individual payments determined pro rata based on salary level. In fiscal 1995, amount shown also includes a 3Com wide cash bonus in an amount equal to two days salary.

(2) Amounts shown reflect the total stock split (payable in the form of a stock dividend) effected in August 1994 and the 2-for-1 stock split (payable in the form of a stock dividend effected in August 1995.)

(3) Represents life insurance premiums.

(4) Mr. Godfrey's salary for 1996, 1995 and 1994 include commission payments in the amount of $147,932, $140,778 and $148,864, respectively.

    The following table provides information concerning grants of options to purchase 3Com Common Stock made during the fiscal year ended May 31, 1996 to the persons named in the Summary Compensation Table.

                       OPTION GRANTS IN FISCAL YEAR 1996

                                               % OF TOTAL
                                   NUMBER OF     OPTIONS                                 POTENTIAL REALIZABLE VALUE AT
                                  SECURITIES     GRANTED                              ASSUMED ANNUAL RATES OF STOCK PRICE
                                  UNDERLYING    EMPLOYEES    EXERCISE                  APPRECIATION FOR OPTION TERM (3)
                                    OPTIONS     IN FISCAL    PRICE PER   EXPIRATION   -----------------------------------
NAME                              GRANTED (1)     1996       SHARE (2)      DATE             5%                10%
--------------------------------  -----------  -----------  -----------  -----------  ----------------  -----------------
Eric A. Benhamou................     320,000         5.22%   $   35.78     06-01-05   $      7,305,499  $      18,251,183
Robert J. Finocchio, Jr.........     192,000         3.13%       35.78     06-01-05          4,383,299         10,950,710
Ralph B. Godfrey................      96,000         1.57%       35.78     06-01-05          2,191,650          5,475,355
William G. Marr.................     240,000         3.91%       32.63     06-05-05          4,924,245         12,479,003
Christopher B. Paisley..........     144,000         2.35%       35.78     06-01-05          3,287,474          8,213,032
Douglas C. Spreng...............     192,000         3.13%       35.78     06-01-05          4,383,299         10,950,710
All Shareholders (4)............         N/A          N/A          N/A          N/A   $  5,228,239,769  $  13,249,386,080

------------------------

(1) All of the above options are subject to the terms of 3Com's 1983 Stock Option Plan (the "1983 Option Plan") and are exercisable only as they vest. With the exception of the options granted to Mr. Marr, the options granted to each officer vest and become exercisable in equal annual increments over a four (4) year period provided the optionee continues to be employed by 3Com. The options granted to Mr. Marr vest and become exercisable in equal monthly increments over a four (4) year period, provided Mr. Marr continues to be employed by 3Com.

(2) All options, with the exception of those granted to Mr. Marr, were granted at an exercise price equal to the average of the fair market value of 3Com Common Stock over a period of ten trading days beginning on July 14, 1995 and ending on July 27, 1995. The options granted to Mr. Marr were granted at an exercise price equal to the closing price of 3Com Common Stock on the date he began employment with 3Com.

(3) Potential realizable values are net of exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only, based on the Securities and Exchange Commission rules. No gain to an optionee is possible without an increase in stock price, which will benefit all shareholders commensurably. A 0% gain in stock price will result in zero dollars for the optionee. Actual realizable values, if any, on stock option exercises are dependent on the future performance of the Common Stock, overall market conditions and the optionholders' continued employment through the vesting period.

(4) Represents potential appreciation in aggregate shareholder value at the assume annual rates of stock price appreciation over a ten-year period beginning May 31, 1996 based on the number of shares then outstanding, and using as a base value the $49.25 per share closing price of 3Com Common Stock on that date.

    The following table provides the specified information concerning option exercises during fiscal year 1996 and the exercisable and unexercisable options held as of May 31, 1996, by the persons named in the Summary Compensation Table:

                     AGGREGATED OPTION EXERCISES IN FISCAL
                      YEAR 1996 AND YEAR-END OPTION VALUES

                                                                 NUMBER OF               VALUE OF UNEXERCISED
                                SHARES                     UNEXERCISED OPTIONS AT      IN-THE-MONEY OPTIONS AT
                               ACQUIRED                           5/31/96                    5/31/96 (1)
                                  ON          VALUE      --------------------------  ----------------------------
NAME                           EXERCISE     REALIZED     EXERCISABLE  UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
-----------------------------  ---------  -------------  -----------  -------------  -------------  -------------
Eric A. Benhamou.............    280,000  $  11,386,041     839,718        848,430   $  37,496,062  $  25,827,074
Robert J. Finocchio, Jr......     90,000      3,166,291     315,392        513,000      13,724,616     15,678,562
Ralph B. Godfrey.............     68,600      2,689,146       2,951        174,573         131,647      4,221,545
William G. Marr..............     80,000              0      51,875        188,125         862,422      3,127,578
Christopher B. Paisley.......     80,000      4,041,875     481,470        400,050      21,737,433     12,320,355
Douglas C. Spreng............     30,000      1,384,688     333,680        453,040      14,539,821     12,905,412

------------------------

(1) Based on a fair market value of $49.25 per share as of May 31, 1996, the closing sale price of 3Com's Common Stock on that date as reported by the NASDAQ National Market System.

    STOCK OPTION PLAN INFORMATION

    In July 1994, the Board of Directors of 3Com adopted a new stock option plan solely for the grant of nonqualified stock options to employees and consultants who are not executive officers or directors of 3Com. In fiscal year 1996, options for 4,015,128 shares were granted to non-executive officer employees under the 1994 Stock Option Plan, at a weighted average price of $41.81. 3Com continues to maintain the 1983 Option Plan, which permits option grants to all employees, including executive officers. In fiscal year 1996, no options were granted to non-executive officer employees under the 1983 Stock Option Plan. For the future, 3Com anticipates that option grants under the 1983 Option Plan will be made exclusively to executive officers. As of July 31, 1996, approximately 3,387,619 shares of Common Stock were available for future option grants under the 1983 Option Plan.

    EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS

    Options granted under the 1983 Option Plan contain provisions pursuant to which outstanding options must either become fully vested and immediately exercisable prior to a "transfer of control" transaction or must be assumed in the transaction, and all unexercised options terminate to the extent they are not assumed upon such "transfer of control" as defined under the 1983 Option Plan.

    Options granted under the 3Com Corporation Director Stock Option Plan (the "Director Plan") contain provisions pursuant to which outstanding options granted under the Director Plan will become fully vested and immediately exercisable upon a merger or acquisition of 3Com where 3Com is not the survivor or upon the sale of substantially all of the assets of 3Com.

    COMPENSATION OF DIRECTORS

    Members of the Board who are not employees of 3Com received an annual retainer during fiscal 1996 as follows: Audit Committee members, $18,000; Compensation Committee members, $18,000; others, $15,000; plus reimbursement of travel expenses for travel by members of the Board who reside out of the local area.

    Outside directors receive options to purchase 3Com Common Stock pursuant to the Director Plan. The Director Plan provides for the initial automatic grant of an option to purchase shares of 3Com

Common Stock to each director of 3Com who is not an employee of 3Com ("Outside Director") with a maximum of 30,000 shares to be subject to each option (or 36,000 shares for the "lead" director). In addition, each Outside Director is automatically granted an option to purchase shares of 3Com Common Stock upon becoming a member of the Audit or Compensation Committee with a maximum of 18,000 shares to be subject to each such option. The actual number of shares to be subject to the options granted for Board and Committee Service are established by the Committee administering the Plan. For the fiscal year ended May 31, 1996, the options granted to Outside Directors for service on the Board were set at 30,000 shares, and at 18,000 shares for Board Committees. All options have a five year term, are immediately exercisable and vest over two years so long as the option holder continues to serve on the Board or the Committee. An additional option to purchase the same number of shares of 3Com Common Stock is automatically granted to each Outside Director following the vesting in full of the option previously received.

    COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During fiscal 1996, Messrs. Campbell and Kantz served as members of the Compensation Committee of 3Com's Board of Directors.

                            ONSTREAM NETWORKS, INC.

BUSINESS

BACKGROUND

    OnStream designs, manufactures and supports a family of high-speed, broadband network access and management products that are designed to enable the high-speed transfer of voice, data, image and video communications over WANs. OnStream supplies products to carriers and enterprises to allow them to build cost-effective high-speed networks to meet the exploding bandwidth requirements of new high-speed data and multimedia applications. OnStream, a California corporation, was founded in 1989 as T3plus Networking, Inc. Its headquarters facility accommodates engineering, marketing, sales, customer support, manufacturing and corporate administration and is located at 3393 Octavius Drive in Santa Clara, California.

THE MARKET

    The market for high-speed, broadband networking products has grown rapidly, driven by companies' implementation of bandwidth-intensive applications, such as distributed use, processing and back-up of sales, financial and billing data, the World Wide Web (WWW) and video telephones and other real-time image-rich communications. As the need for high-speed wide-area communications continues to grow, many carriers and enterprises are looking to vendors to provide a new generation of equipment which permits increases in performance both in terms of speed and number of connections supported by the network. Increasingly, carriers and enterprises are turning to ATM as a cost-effective solution to meet their needs for high-speed WANs.

    In order to justify the cost of the high-speed WAN ATM services required by the new applications, carriers and enterprises must use the new ATM networks to replace their existing data, voice and video networks. Many companies find ATM attractive because it permits consolidation of diverse networks into a single, more manageable network that can be purchased from and managed by third parties. In order to implement WAN ATM services, carriers and corporations must install WAN ATM edge platforms which enable this consolidation. To achieve widespread acceptance, these platforms must be easily integrated into existing networks, including legacy data internetworks such as frame relay, LAN connect, ATM data networks, voice networks and video networks. In addition, they must be affordably priced and compliant with prevailing international standards.

ONSTREAM SOLUTION

    OnStream is focused on building products which address the access segment of the broadband networking market. These products allow enterprises to consolidate voice, video and data traffic onto high-speed services and circuits provided by carriers. They also allow service providers to terminate lines from customers which carry voice, video and data traffic. OnStream's carrier products are designed to fit into carrier networks where service aggregation, scalability, low price-per-port and manageability are required. OnStream's products are purchased mainly by carriers such as Inter-Exchange Carriers (IXCs) and Internet Service Providers (ISPs), and by Fortune 500 enterprises.

PRODUCTS

    OnStream offers two families of products. First, OnStream offers a comprehensive family of products designed to meet the access needs of enterprises and carriers who rely on pre-ATM networks. This product family includes the LX10-TM- inverse multiplexer and the BMX28-TM- access concentrator. The BMX28, which was first shipped commercially in the second quarter of 1996, is designed for network center applications, either in service providers or in large enterprises. A single BMX28 is able to accept and process network traffic from up to 84 separate customers. The LX10, which was first shipped commercially in the third quarter of 1995, is a smaller, low cost product designed for customer sites. It offers Ethernet or serial interfaces and transports traffic over up to 7 T1 lines or 6 E1 lines. The BMX28 and the LX10 are interoperable. OnStream believes that the BMX28 and LX10 combination provides customers with significant advantages over competing products in terms of the wide range of types of available interfaces, price per port and scalability.

    OnStream also offers the CLstream-TM- family of products, designed for enterprises and service providers whose networks are ATM-based. The first member of the CLstream family, the CS600-TM- concentrator, was first shipped to commercial accounts in volume during the second quarter of 1996. The CS600 is an ATM access concentrator targeted at applications in enterprise and in service provider networks. For the enterprise, the CS600 offers cost-effective concentration of voice, video and data traffic onto a public or private ATM WAN network. Carriers can use the CS600 as a cost-effective concentrator to aggregate traffic from many customers.

    OnStream believes that the CS600 provides customers with advantages over competing products in terms of the overall costs of deployment. The CS600 offers a wider range of interfaces than competing products. CS600 interfaces include OC3/STM-1, DS3/E3, serial, Ethernet, HSSI and T1. The CS600 is also differentiated by its traffic management capabilities and by value added software, including features like Internet Protocol (IP) forwarding, voice activity detection and the ability to signal network problems to PBXs. The CS600 offers extensive enterprise management features such as SNMP, and management features designed for carriers including flexible clocking and alarm schemes.

    Prior to developing the CS600 and LX10 products, OnStream developed and introduced a variety of new products and services. In 1989, OnStream co-developed the high-speed serial interface (HSSI), the standard for interconnecting routers and bridges and WAN equipment at high speeds. In 1990, OnStream introduced its BMX45-TM- Broadband Bandwidth Manager, the first private, meshed T3 bandwidth manager and, until recently, OnStream's core product offering. The BMX45 integrates intelligent bandwidth management, high reliability, a range of interfaces to carrier services and multivendor customer equipment. OnStream also offers a SONET OC-3 access interface for 155 Mbps communications, as well as multimegabit inverse multiplexing and Ethernet interface capabilities. These integrated capabilities enable LAN users to take advantage of full 10 Mbps Ethernet speeds across a metropolitan area or across the nation and to support LAN and client-server applications without requiring a more expensive, dedicated T3 link.

MARKETING AND SALES

    OnStream markets and sells its products in the United States through a direct sales organization. Since mid-1995, OnStream also has been developing a network of resellers. OnStream's marketing organization is a small, experienced team of product marketing and marketing communications professionals. Key areas of focus for the group include positioning OnStream as a premier broadband ATM access solution provider and working with OnStream's sales organization to establish relationships with resellers such as carriers, system integrators and campus network providers.

    OnStream's sales force consisted of thirteen professionals as of September 30, 1996. Each sales professional has extensive experience selling network products to end-users, RBOCs, CAPs and other independent telephone companies. The group's major objectives are to sell OnStream's products in the United States, support OnStream's resellers, develop alternate distribution channels and obtain approval of OnStream's ATM access products in major carrier organizations. OnStream's reseller network includes over 20 organizations ranging from major RBOCs and other telcos to regional value added resellers. In addition, OnStream employs two professionals focused on developing and supporting international OEM partners and distributors.

SERVICE AND SUPPORT

    OnStream maintains a technical assistance group staffed with seven experienced network support professionals as of September 30, 1996. The group installs OnStream products, delivers customer training and provides high-quality service 24 hours a day, 7 days a week. Dial-in diagnostic capabilities built into OnStream products allow many customer problems to be resolved over the phone on the first call. If additional service is required, technical assistance group personnel perform on-site customer service. OnStream believes that its considerable experience providing service and support for complex networking products is a competitive advantage in the ATM market over many other edge platform vendors, which have a background in simple DSU level products.

MANAGEMENT

    OnStream has assembled a strong management team with expertise in technical development, marketing, sales and customer support, and in building successful high-technology companies. Members of the team are experienced in the computer, communications and LAN/WAN industries. OnStream believes that its management has the experience necessary to assist in making OnStream a leading provider of broadband ATM access solutions.

PRODUCT DEVELOPMENT

    OnStream's success will depend upon its ability to develop and introduce in a timely fashion new products and enhancements to its existing products that meet changing customer requirements and emerging industry standards. OnStream is focusing development efforts on expanding the functionality and capacity of its ATM concentrator products, supporting carrier services and additional industry standards and expanding network management capabilities. OnStream's engineering team consists of an experienced group of hardware and software engineers with experience ranging from ASIC design to LAN and WAN interface development. OnStream's software/firmware group has extensive experience in embedded telecommunications systems and SNMP management. OnStream has hired engineers with frame relay, Ethernet and ATM development expertise. There can be no assurance, however, that OnStream will be able to identify, develop, manufacture, market or support new products or enhancements to its existing products successfully or on a timely basis, that any new products will gain market acceptance or that OnStream will be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards.

MANUFACTURING

    OnStream's manufacturing operations consist primarily of material planning and procurement, final assembly, software loading, test and quality assurance. OnStream's operational strategy relies on outsourcing of certain manufacturing to reduce fixed costs and to provide flexibility in meeting market demand, including the assembly of printed circuit boards which is performed by an ISO 9002-certified turnkey subcontractor. Certain of such components are available only from a single source or limited sources, including the printed circuit boards. OnStream takes the printed circuit board-based modules produced by its contract manufacturer and inserts them into product enclosures in combination with OnStream's software to meet the needs of individual customers. OnStream performs circuit board functional testing, burn-in and system-level testing, and additional product assurance testing to ensure the quality and reliability of its products. However, there can be no assurance that OnStream's contract manufacturers will meet OnStream's requirements for timely delivery of quality products in sufficient quantities or at a reasonable price. If orders for products do not match OnStream forecasts, OnStream may have inadequate inventory of certain materials and components. The loss of OnStream's contract manufacturers, their inability to provide adequate supplies of high-quality products at a reasonable price or a lack of adequate inventory could delay OnStream's ability to fulfill customer orders and could have a material adverse effect on OnStream's business, operating results and financial condition.

COMPETITION

    The market for high-speed network access switching products is intensely competitive and subject to frequent product introductions and enhancements, rapid technological change and emerging industry standards. OnStream believes that the principal competitive factors in its market are: (i) expertise and familiarity with LAN and ATM protocols, LAN and ATM switching and network management, particularly with multiple applications; (ii) product performance, features, functionality and reliability; (iii) attractive price/performance;
(iv) timeliness of new product introductions; (v) support of emerging industry standards; (vi) customer service and support; (vii) ISO-9000 manufacturing certification; (viii) size and scope of distribution network and relationships with key industry participants and carriers; (ix) access to customers; (x) size of installed customer base; and (xi) corporate operating history and financial resources.

    Many established networking companies and newly established companies have introduced, or have announced their intention to develop, network access switching products that are or will be competitive with OnStream's products. In addition, OnStream competes with WAN switch vendors, and other vendors of ATM edge platforms which offer network access products. OnStream expects that other companies also will enter markets in which it competes, including other vendors in the networking market which may incorporate access concentration functionality into their products or provide alternative network solutions. Many of OnStream's competitors have broader product lines which provide a more comprehensive networking solution than OnStream currently offers. Many also have longer operating histories and substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger installed customer base, than OnStream. As a result, these competitors may be able to devote greater resources to the development, promotion, sale and support of their products than OnStream. In addition, competitors with a larger installed customer base may have a competitive advantage over OnStream when selling similar products or alternative networking solutions to such customers. Increased competition could result in significant price competition, reduced profit margins or loss of market share, any of which could have a material adverse effect on OnStream's business, operating results and financial condition. There can be no assurance that OnStream will be able to compete successfully against either current or potential competitors.

EMPLOYEES

    As of September 30, 1996, OnStream had 92 employees, including 34 in research and development, 23 in sales and marketing, 7 in customer support, 15 in operations and 13 in administration. OnStream believes that the success of its business will depend, in part, on its ability to attract and retain qualified personnel. There can be no assurance that OnStream will be able to attract and retain the qualified personnel or develop the expertise needed for its business. OnStream believes that it has a good relationship with its employees.

FACILITIES

    OnStream currently leases 35,310 square feet of space of which it occupies 27,810 square feet in Santa Clara, California for development, engineering, final product assembly and test operations, marketing and administrative functions. OnStream subleases 7500 square feet to a private company engaged in engineering activities unrelated to OnStream. This sublease expires in March, 1997 and may be renewed at the mutual agreement of OnStream and its tenant for an additional six months. OnStream's lease expires in 1999. OnStream believes that its existing facilities will be adequate to meet its needs through 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS

    Except for historical information contained in this Section, the matters discussed herein are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could cause actual results to differ materially include, but are not limited to, the timing of orders and shipments, the timely development and market acceptance of new products, the impact of competitive products and pricing and other risks detailed below. OnStream assumes no obligation to update any forward-looking statements contained herein.

    GENERAL

    OnStream was incorporated in August 1989 as T3plus Networking, Inc. to design, manufacture and support broadband networking (evolutionary nxT1, T3, SONET to ATM) solutions for businesses and carriers for high-speed transfer of voice, data, image and video communications over wide-area networks. Shipments of OnStream's first product commenced in April 1990. All of OnStream's revenues were derived from the BMX45 product family until 1995 when the LX10, a LAN extension access unit to extend Ethernet LANs across wide-area networks, was introduced.

    OnStream changed its name in late 1995 in anticipation of the broader product offerings introduced in that year. In April 1996, the BMX28, a TDM access concentrator was brought to market. Revenues from this product were not significant until the third quarter of 1996. During that quarter, the BMX28 product represented 10% of total revenues. Development on the CS600, an ATM access concentrator, commenced in 1994, and the first customer shipment took place in June 1996. Shipments of the CS600 represented approximately 15% of OnStream's third quarter product revenues. Sales of new products were to a number of new customers.

    OnStream also derives revenue from installation and maintenance of its systems.

    RESULTS OF OPERATIONS OF ONSTREAM

    NINE MONTH PERIOD ENDED SEPTEMBER 30, 1996 COMPARED WITH SEPTEMBER 30, 1995

    Revenues declined 7% in the 1996 period from the 1995 period due to the decline in sales of the BMX45. New products introduced in the second quarter of 1996 accounted for 14% of total revenues for the nine month period ended September 30, 1996. BMX45 revenue accounted for 100% of the 1995 period product revenues. Service revenues increased from approximately $1,000,000 in the 1995 period to $1,700,000 in the 1996 period due to an increase in the number of service contracts. Sales to UUNET Technologies, Inc. accounted for 11% of total revenues for the 1995 period. No customer represented 10% or more of total revenues for the 1996 period.

    Gross profit on products declined from 59% for the nine month period ended September 30, 1995 to 38% in the same period in 1996 due to increased reserves for BMX45 inventory in excess of projected short-term demand and a change in mix to a higher percentage of OnStream's more recently introduced products which carry lower margins than the BMX45. Service margins improved to 38% in the 1996 period, up from 22% in the 1995 period, due to efficiencies associated with the increased number of service contracts.

    Product development expenses increased to $4,100,000 during the 1996 period from $2,800,000 in the 1995 period due to increases in engineering personnel as well as the addition of test equipment associated with development of new products. OnStream believes that its future success depends on its ability to maintain its technological leadership through enhancement of its existing products and development of new products. Therefore, OnStream intends to continue to make significant investments in product development.

    Selling, general and administrative expenses increased approximately 36% from the comparable period in 1995 primarily due to increased sales and marketing costs associated with the introduction and sales of new products. These new products required not only increased expenditures but also a change in the existing sales force structure to accommodate direct sales channels.

    Other income declined from $300,000 in the 1995 period to $100,000 in the 1996 period due to increased interest expense arising from increased financing of capital equipment purchases.

    No federal income taxes have been paid due to OnStream's net losses. At September 30, 1996, OnStream had federal income tax loss carryforwards of approximately $13,200,000 which begin to expire in 2005, and California state income tax loss carryforwards of approximately $2,200,000 which begin to expire in 1998. The extent to which the loss carryforwards can be used to offset future taxable income will be limited because of ownership changes as provided in the Tax Reform Act of 1986 and the California Conformity Act of 1987. The Merger will constitute such an ownership change. OnStream has available research and experimentation credit carryforwards of approximately $1,000,000 which begin to expire in 2005. Based upon OnStream's history of operating losses and expiration dates of the loss carryforwards, OnStream has recorded a valuation allowance to the full extent of its net deferred tax assets.

    FISCAL 1995 COMPARED WITH FISCAL 1994

    Revenues increased 54% from $7,800,000 for the year ended December 31, 1994 to $11,900,000 for the same period in 1995 due to increased sales of the BMX45 as well as an increase in the number of customers entering into new service agreements.

    Sales to UUNET Technologies, Inc., Ameritech and Bank of America represented 22%, 15% and 12%, respectively, of total revenues in 1995. Sales to Ameritech represented 22% of total revenues in 1994.

    OnStream's gross profit on product sales increased from $4,000,000 in 1994 to $6,100,000 in 1995. As a percentage of revenues, gross profit on product sales increased slightly to 59% in 1995, from 57% in 1994, primarily due to a higher mix of sales of certain configurations of BMX45 systems which carry higher gross margins. Service revenues rose to $1,500,000 in 1995 from $700,000 in 1994, and gross profit as a percentage of service revenues increased from 21% in 1994 to 30% in 1995. In 1994, additional costs were incurred in association with repair of BMX45 products in the installed base.

    Product development expenditures increased 55% from $2,500,000 in 1994 to $3,900,000 in 1995 primarily due to increases in engineering personnel and related costs in connection with the development of new products.

    Selling, general and administrative expenses increased from $4,800,000 in 1994 to $5,900,000 in 1995 primarily due to increased costs associated with sales and marketing of OnStream's products. This increase in year-over-year spending was partially offset by a decrease in 1995 due to severance costs of approximately $700,000 incurred in 1994 in association with termination of employment of certain executives of OnStream.

    Net other income increased from a net expense of $13,000 in 1994 to net other income of approximately $300,000 in 1995 due to increased interest income arising from increased cash balances that resulted from a November 1994 equity transaction.

    FISCAL 1994 COMPARED WITH FISCAL 1993

    Revenues increased approximately 13% from $6,900,000 for the year ended December 31, 1993 to $7,800,000 for the same period in 1994 due to increased sales of the BMX45 product family. Sales to International Business Machines Corporation, Charles Schwab and Co., Inc. and U S West represented 24%, 11% and 11%, respectively, of total revenues in 1993.

    OnStream's gross profit on product sales declined slightly from approximately $4,200,000 in 1993 to approximately $4,000,000 in 1994. As a percentage of product revenues, product margins decreased from

67% in 1993 to 57% in 1994 primarily due to sales in 1994 of BMX45 product configurations which carried a lower gross margin, as well as increased sales discounts on sales to major customers.

    Product development expenditures increased 9% from $2,300,000 in 1993 to $2,500,000 in 1994 primarily due to increases in engineering personnel and related costs in connection with the enhancements of existing products and initial new product development activity.

    Selling, general and administrative expenses increased from approximately $2,900,000 in 1993 to approximately $4,800,000 in 1994 primarily due to increases in sales personnel as well as administrative costs associated with transition of OnStream executives.

    Net other income (expense) decreased from a net income position of approximately $15,000 in 1993 to a net expense of approximately $13,000 in 1994 due to increased interest expense arising from the additional borrowings against OnStream's capital equipment financing and bank line of credit.

    LIQUIDITY AND CAPITAL RESOURCES

    OnStream has relied primarily upon private financing of equity securities, which have provided aggregate proceeds of approximately $25,700,000 since its inception in 1989. Other sources of capital have been a capital equipment line of credit and a bank line of credit secured by OnStream's assets. Proceeds from these equity and debt sources were used primarily to finance operating losses and for working capital. During the nine month period ended September 30, 1996, OnStream raised $8,000,000 in a private financing of equity securities. Proceeds from this financing were used for development costs of the CS600 and BMX28 products and to finance accounts receivable. As of September 30, 1996, OnStream had approximately $4,900,000 in cash and cash equivalents, approximately $6,300,000 in working capital, and approximately $1,700,000 in borrowings secured by capital equipment. In November 1994, OnStream raised cash of approximately $6,000,000 in a private equity transaction which served as OnStream's primary source of capital throughout 1995. From December 31, 1994 to December 31, 1995, a portion of these funds were used to finance accounts receivable and inventories and to fund operations.

    Working capital increased to $6,300,000 at September 30, 1996 from $4,400,000 at December 31, 1995. A private equity transaction in January 1996 increased cash balances to approximately $11,300,000 which was partially offset by increased operating expenditures and investments in inventory and accounts receivable.

    Cash used for capital expenditures for the nine month period ended September 30, 1996 was approximately $1,600,000 and was $1,600,000, $800,000 and $600,000,
respectively, for the years ended December 31, 1995, 1994 and 1993, respectively. In connection with material procurement for OnStream's manufacturing process at September 30, 1996, OnStream had purchase commitments of approximately $500,000 for the purchase of component parts used in the manufacturing process.

    OnStream has available a secured revolving line of credit of $3,000,000 expiring on November 26, 1996 and a term loan for capital equipment purchases of $2,000,000 expiring on December 27, 1999. At September 30, 1996, there were no borrowings against the revolving line of credit, and approximately $1,600,000 was outstanding against the capital equipment term loan.

    To date, neither inflation nor any fluctuations in the U.S. dollar have had a significant effect on OnStream's operating results. Export sales have not been material to any period presented.

MANAGEMENT

    The following table sets forth certain information with respect to the executive officers and directors of OnStream as of September 30, 1996:

NAME                                                AGE                         POSITION WITH ONSTREAM
----------------------------------------------      ---      ------------------------------------------------------------
James Mongiello...............................          54   President and Chief Executive Officer, Director
Robert A. Ende................................          45   Vice President of Operations
Kenneth G. Koenig.............................          41   Vice President of Engineering
Jan A. Praisner...............................          45   Vice President of Finance and Chief Financial Officer
David Yates...................................          38   Vice President of Marketing
Tench Coxe....................................          38   Director
Kathryn C. Gould..............................          46   Director
Frederick K. Fluegel..........................          56   Director

    James Mongiello joined OnStream in June 1994 as President and Chief Executive Officer and was elected to the Board of Directors at that time. In 1990, Mr. Mongiello was elected to the post of President and Chief Executive Officer at Larscom Corporation, a supplier of high-speed network equipment. Prior to that, Mr. Mongiello held various sales and marketing executive posts at Larscom, Doeltz Networks, Timeplex and General DataComm. Mr. Mongiello has a bachelor of science degree in electrical engineering from Lowell University.

    Robert A. Ende joined OnStream in October 1993 as Vice President of Operations. Previously he served as the director of manufacturing at Rolm Systems, a supplier of PBX equipment, from 1980 to 1993. Mr. Ende also held various production-related posts at Spectra-Physics and Signetics prior to his employment with Rolm Systems. Mr. Ende holds a masters degree in business administration from Santa Clara University and a bachelor of science degree from University of Florida.

    Kenneth G. Koenig joined OnStream in November 1994 as Vice President of Engineering. Previously he served as director of engineering at Aspect Telecommunications, a supplier of call transaction processing equipment, from 1993 to 1994. From 1992 to 1993, Mr. Koenig was Director of Engineering at Foton Inc., and from 1983 to 1992 he was Director of Engineering at Racal-Milgo. Prior to that, Mr. Koenig held various engineering design positions at Tandem Computers and Intel Corporation. Mr. Koenig holds a master of science degree in computer science and a bachelor of science degree in electrical engineering from Cornell University.

    Jan A. Praisner joined OnStream in January 1996 as Vice President of Finance and Chief Financial Officer. Previously Ms. Praisner served as Vice President of Marketing in 1994 and as Chief Financial Officer from 1988 to 1994 at Aspect Telecommunications. Prior to that, Ms. Praisner held senior financial management positions at Advanced Micro Devices and Digital Equipment Corporation. Earlier in her career she was a certified public accountant with Price Waterhouse. Ms. Praisner holds a bachelor of arts degree and a master in business administration degree from Southern Methodist University.

    David Yates joined OnStream in November 1995 as Vice President of Marketing. Previously he served as director, software product management at Bay Networks, a supplier of networking products, from 1994 to 1995 and held various senior marketing positions at Bay Networks from 1991 to 1994. Mr. Yates held various marketing positions at AT&T from 1986 to 1991. Mr. Yates holds bachelor and master of arts degrees from Oxford University. He received a master of arts degree and a master of business administration degree from Harvard University and completed Ph.D. course work at Harvard.

    Tench Coxe has served as a director of OnStream since January 1991. Since 1987, Mr. Coxe has served as general partner of Sutter Hill Ventures, a venture capital firm providing equity capital to technology companies throughout the United States. Funds and individuals who may be deemed to be affiliates of Sutter Hill Ventures are collectively principal shareholders of OnStream. Prior to joining Sutter Hill Ventures, Mr. Coxe served in a variety of positions with Digital Communications Associates from 1984 to

1987. Mr. Coxe currently serves as director of Edify Corporation and Avant!, as well as nine privately-held companies. Mr. Coxe holds a bachelor of arts degree in Economics from Dartmouth College and a master of business administration degree from Harvard University.

    Frederick K. Fluegel has served as director of OnStream since May, 1991. He has been a General Partner of Matrix Partners, a group of venture capital funds, since February, 1982. He is a General Partner of Matrix III Management Company, which is General Partner of Matrix Partners III, L.P. Mr. Fluegel is a Director of FileNet Corporation and Clarify, Inc. Mr. Fluegel holds a B.S. degree in Engineering from the U.S. Naval Academy and is a graduate of the Graduate School of Management at the University of California, Irvine.

    Kathryn C. Gould has served as director of OnStream since June 1994. Ms. Gould has been a general partner with Foundation Capital, a venture capital partnership, since 1995. Ms. Gould is a limited partner of MPAE V Management Company, L.P., the general partner of Merrill, Pickard, Anderson & Eyre V, L.P., a venture capital partnership, from 1989 to 1995. MPAE V Management Company, L.P. and Merrill, Pickard, Anderson & Eyre V, L.P. are principal shareholders of OnStream. She is a director of Documentum, Inc. and of six privately-held companies. Ms. Gould received her M.B.A. from the University of Chicago and a bachelor of science degree in physics from the University of Toronto.

PRINCIPAL SHAREHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of OnStream Stock as of September 30, 1996, by (i) all persons and entities known by OnStream to be beneficial owners of more than 5% of its outstanding Common Stock or Preferred Stock (ii) each director and each executive officer of OnStream serving at the end of OnStream's last fiscal year ended December 31, 1995 and (iii) all directors and executive officers of OnStream serving at the end of OnStream's last fiscal year ended December 31, 1995 as a group. Unless otherwise indicated, each of the shareholders listed below has sole voting and investment power with respect to the shares beneficially owned.

                                                                                             SHARES        PERCENT
COMMON STOCK                                                                             PRIOR TO MERGER  OF CLASS
---------------------------------------------------------------------------------------  ---------------  ---------
James Mongiello (1)....................................................................        669,375        22.1%

Kenneth G. Koenig (1)..................................................................        166,249         5.5%

Robert Ende (1)........................................................................         91,875         3.0%

Peter B. Liebowitz (1)(2)..............................................................         68,392         2.3%

Robert Stiehler (1)(2).................................................................         56,937         1.9%

All directors and executive officers as a group (10 persons) (1)(2)....................      1,432,828        46.9%


PREFERRED STOCK
---------------------------------------------------------------------------------------
Sutter Hill Ventures (3)...............................................................      2,514,985        22.5%
755 Page Mill Road, Suite A-200
Palo Alto, CA 94304

Tench Coxe (4).........................................................................      2,514,985        22.5%
c/o Sutter Hill Ventures
755 Page Mill Road, Suite A-200
Palo Alto, CA 94304

Mayfield Fund (5)......................................................................      1,853,302        16.6%
2800 Sand Hill Road
Menlo Park, CA 94025

Merrill, Pickard, Anderson & Eyre (6)..................................................      1,756,202        15.7%
2480 Sand Hill Road
Menlo Park, CA 94025

Kathryn C. Gould (6)(7)................................................................      1,756,202        15.7%
c/o Foundation Capital
75 Willow Road, Suite 103
Menlo Park, CA 94025

New Enterprise Associates (8)..........................................................      1,743,245        15.6%
3000 Sand Hill Road
Building 4, Suite 235
Menlo Park, CA 94025

Matrix Partners, III, L.P..............................................................      1,507,291        13.5%
2500 Sand Hill Road
Menlo Park, CA 94025

                                                                                             SHARES        PERCENT
PREFERRED STOCK (CONTINUED)                                                              PRIOR TO MERGER  OF CLASS
---------------------------------------------------------------------------------------  ---------------  ---------
Frederick Fluegel (9)..................................................................      1,507,291        13.5%
c/o Matrix Partners
2500 Sand Hill Road
Menlo Park, CA 94025

Sigma Partners (10)....................................................................        790,746         7.1%
2884 Sand Hill Road, Suite 121
Menlo Park, CA 94025

Brentwood Associates VII, L.P..........................................................        778,032         7.0%
2730 Sand Hill Road, Suite 250
Menlo Park, CA 94025

All directors and executive officers as a group (10 persons) (4)(6)(7)(9)..............      5,778,478        51.7%

------------------------

 (1) Includes shares issuable upon exercise of vested stock options within 60 days of September 30, 1996 held by the following executive officers of
     OnStream: Mr. Mongiello, 9,375; Mr. Koenig, 16,429; Mr. Ende, 11,875; and Mr. Liebowitz, 2,766. Subsequent to September 30, 1996, Mr. Ende and Mr. Koenig exercised options to purchase 10,417 and 13,750 shares of OnStream Common Stock, respectively.

 (2) Mr. Stiehler resigned on February 29, 1996. He was serving as Vice President, Finance and Administration of the Company as of December 31, 1995. Mr. Liebowitz resigned as Vice President, Sales of the Company on May 31, 1996; however, certain incentive stock options held by him continued to vest until September 30, 1996 and are exercisable (to the extent vested as of September 30, 1996) until December 29, 1996.

 (3) Includes 980,638 shares held by employees and partners of Sutter Hill Ventures and entities associated with the families of such individuals.

 (4) Includes 1,534,347 shares owned by Sutter Hill Ventures, A California Limited Partnership ("Sutter Hill"), over which Mr. Coxe shares voting and investing power with four other general partners. Also includes 70,439 shares held directly by or beneficially on behalf of Mr. Coxe. Includes an additional 910,199 shares owned by other employees and partners of Sutter Hill and entities associated with their families. Because of his position with Sutter Hill, Mr. Coxe may be deemed to be a beneficial owner of such shares but expressly disclaims beneficial ownership of such shares except as to shares held by him personally and to the extext of his pecuniary interest in shares held by Sutter Hill.

 (5) Includes 1,779,170 shares held by Mayfield VI and 74,132 shares held by Mayfield Associates Fund, each of which is a limited partnership. Certain of the general partners of the general partner of Mayfield VI are also general partners of Mayfield Associates Fund.

 (6) Includes 1,732,869 shares held by Merrill, Pickard, Anderson & Eyre V, L.P. and 23,333 shares held by MPAE V Affiliates Fund, L.P., each of which is a limited partnership. Both such limited partnerships share the same general partner.

 (7) Ms. Gould is a limited partner of MPAE V Management Company, L.P., which entity is the sole general partner of Merrill, Pickard, Anderson & Eyre V, L.P. and MPAE Affiliates Fund, L.P. Because of her position with such entity, Ms. Gould may be deemed to be a beneficial owner of such shares, but expressly disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.

 (8) Includes 121,306 shares held by New Venture Partners III, 1,599,717 shares held by New Enterprise Associates V, Limited Partnership and 22,222 shares held by Silverado Fund, each of which is a limited partnership. Certain of the general partners of New Enterprise Associates V, Limited

     Partnership are also general partners of the general partner of New Venture Partners III and Silverado Fund.

 (9) Includes 1,507,291 shares held by Matrix Partners III, L.P., a limited partnership of whose general partner Mr. Fluegel is a general partner. Because of his position with such entity, Mr. Fluegel may be deemed to be a beneficial owner of such shares, but expressly disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

 (10) Includes 738,738 shares held by Sigma Partners II, L.P. and 52,008 shares held by Sigma Associates II, L.P., each of which is a limited partnership. Both such limited partnerships share the same general partner.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

    The following unaudited pro forma combined financial statements give effect to the proposed Merger of 3Com and OnStream on a pooling of interests basis. The unaudited pro forma combined financial statements are based on the respective historical financial statements which are included elsewhere in this Prospectus/Consent Solicitation Statement. The unaudited pro forma combined balance sheet assumes that the Merger took place on August 31, 1996 and combines 3Com's August 31, 1996 unaudited consolidated balance sheet with OnStream's September 30, 1996 unaudited balance sheet. The unaudited pro forma combined statements of operations assume that the Merger took place as of the beginning of the periods presented and combine 3Com's consolidated statements of operations for the three months ended August 31, 1996 (unaudited) and the fiscal years ended May 31, 1996, 1995 and 1994 with OnStream's results of operations for the three months ended September 30, 1996 (unaudited), the twelve months ended June 30, 1996 (unaudited) and the years ended December 31, 1994 and December 31, 1993, respectively. This presentation has the effect of excluding OnStream's results of operations for the six-month period ended June 30, 1995 from the unaudited pro forma combined statements of operations.

    The unaudited pro forma combined financial statements are based on the estimates and assumptions set forth in the notes to such statements. The pro forma adjustments made in connection with the development of the pro forma information are preliminary and have been made solely for purposes of developing such pro forma information for illustrative purposes necessary to comply with the disclosure requirements of the Commission. The unaudited pro forma combined financial statements do not purport to be indicative of the results of operations for future periods or the combined financial position or the results that actually would have been realized had the entities been a single entity during these periods.

    3Com and OnStream estimate that they will incur direct transaction costs of approximately $7 million associated with the Merger which will be charged to operations in the fiscal quarter in which the Merger is consummated. This amount is a preliminary estimate only and is therefore subject to change. There can be no assurance that 3Com will not incur additional charges in subsequent quarters to reflect costs associated with the Merger.

    These unaudited pro forma combined financial statements should be read in conjunction with the historical consolidated financial statements and the related notes thereto of 3Com and OnStream, which are included elsewhere herein. See "Index to Financial Statements."

                               3COM AND ONSTREAM
                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                                          ONSTREAM
                                                          3COM AUGUST   SEPTEMBER 30,   PRO FORMA     PRO FORMA
                                                            31, 1996        1996       ADJUSTMENTS*    COMBINED
                                                          ------------  -------------  ------------  ------------
                                                     ASSETS

Current Assets:
  Cash and cash equivalents.............................  $    218,035   $     3,992                 $    222,027
  Temporary cash investments............................       359,111           860                      359,971
  Trade receivables--net................................       418,840         2,155                      420,995
  Inventories...........................................       227,375         2,790                      230,165
  Deferred income taxes.................................        87,789            --                       87,789
  Other.................................................        70,933           212                       71,145
                                                          ------------  -------------                ------------
    Total current assets................................     1,382,083        10,009                    1,392,092
Property & equipment--net...............................       267,531         2,075                      269,606
Other assets............................................        39,916            72                       39,988
                                                          ------------  -------------                ------------
Total...................................................  $  1,689,530   $    12,156                 $  1,701,686
                                                          ------------  -------------                ------------
                                                          ------------  -------------                ------------

                                       LIABILITIES & SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable......................................  $    111,418   $       449                 $    111,867
  Accrued and other liabilities.........................       241,005         2,602    $    7,000(2)      250,607
  Income taxes payable..................................       106,267            --                      106,267
  Current portion of long-term obligations..............            --           686                          686
                                                          ------------  -------------  ------------  ------------
    Total current liabilities...........................       458,690         3,737         7,000        469,427
Long-term debt..........................................       110,000           985                      110,985
Other long-term obligations.............................         5,371           227                        5,598
Noncurrent deferred taxes...............................        22,638            --                       22,638
Shareholders' Equity:
  Preferred stock (OnStream: 11,187,376 shares).........            --        25,234       (25,234)(3)           --
  Common stock (3Com: 169,904,038 shares; OnStream:
    3,017,205 shares; and 173,225,000 shares on a pro
    forma combined basis)...............................       619,771           478        25,234(3)      645,483
  Unamortized restricted stock grants...................        (4,144)           --                       (4,144)
  Retained earnings.....................................       472,468       (18,178)       (7,000)(2)      447,290
  Notes receivable from sale of stock...................            --          (327)                        (327)
  Net unrealized gain on available-for-sale
    securities..........................................         5,257            --                        5,257
  Accumulated translation adjustments...................          (521)           --                         (521)
                                                          ------------  -------------  ------------  ------------
    Total shareholders' equity..........................     1,092,831         7,207        (7,000)     1,093,038
                                                          ------------  -------------  ------------  ------------
Total...................................................  $  1,689,530   $    12,156    $       --   $  1,701,686
                                                          ------------  -------------  ------------  ------------
                                                          ------------  -------------  ------------  ------------

 * See accompanying Notes to Unaudited Pro Forma Combined Financial Statements

                               3COM AND ONSTREAM
             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         3COM
                                                     THREE MONTHS
                                                        ENDED            ONSTREAM
                                                      AUGUST 31,    THREE MONTHS ENDED      PRO FORMA       PRO FORMA
                                                         1996       SEPTEMBER 30, 1996    ADJUSTMENTS*      COMBINED
                                                    --------------  ------------------  -----------------  -----------
Sales.............................................    $  706,968        $    3,566                          $ 710,534
Cost of sales.....................................       325,032             1,835                            326,867
                                                    --------------         -------                         -----------
    Gross margin..................................       381,936             1,731                            383,667
Operating expenses:
  Sales and marketing.............................       141,357             1,271                            142,628
  Research and development........................        69,516             1,374                             70,890
  General and administrative......................        29,591               413                             30,004
                                                    --------------         -------                         -----------
    Total operating expenses......................       240,464             3,058                            243,522
                                                    --------------         -------                         -----------
Operating income (loss)...........................       141,472            (1,327)                           140,145
Other income--net.................................         2,894                28                              2,922
                                                    --------------         -------                         -----------
Income (loss) before income taxes.................       144,366            (1,299)                           143,067
Income tax provision..............................        51,253                --                             51,253
                                                    --------------         -------                         -----------
    Net income (loss).............................    $   93,113        $   (1,299)                         $  91,814
                                                    --------------         -------                         -----------
                                                    --------------         -------                         -----------
Net income (loss) per common
 and equivalent share:
  Primary.........................................    $     0.52        $    (0.43)                         $    0.50
  Fully diluted...................................    $     0.52        $    (0.43)                         $    0.50

Common and equivalent shares
 used in computing per share amounts:
  Primary.........................................       179,174             2,996                769(4)      182,939
  Fully diluted...................................       179,448             2,996                769(4)      183,213

 * See accompanying Notes to Unaudited Pro Forma Combined Financial Statements

                               3COM AND ONSTREAM
             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                          ONSTREAM
                                                              3COM      TWELVE MONTHS
                                                           YEAR ENDED    ENDED JUNE       PRO FORMA      PRO FORMA
                                                          MAY 31, 1996    30, 1996      ADJUSTMENTS*      COMBINED
                                                          ------------  -------------  ---------------  ------------

Sales...................................................   $2,327,101    $    11,316                    $  2,338,417
Cost of sales...........................................    1,096,846          6,197                       1,103,043
                                                          ------------  -------------                   ------------
    Gross margin........................................    1,230,255          5,119                       1,235,374

Operating expenses:
  Sales and marketing...................................      475,769          5,593                         481,362
  Research and development..............................      233,107          4,909                         238,016
  General and administrative............................       97,395          1,480                          98,875
  Purchased in-process technology.......................       52,353             --                          52,353
  Acquisition--related charges and other................       69,950             --                          69,950
                                                          ------------  -------------                   ------------
    Total operating expenses............................      928,574         11,982                         940,556
                                                          ------------  -------------                   ------------
Operating income (loss).................................      301,681         (6,863)                        294,818
Other income--net.......................................        6,788            224                           7,012
                                                          ------------  -------------                   ------------
Income (loss) before income taxes.......................      308,469         (6,639)                        301,830
Income tax provision....................................      130,615             --                         130,615
                                                          ------------  -------------                   ------------
    Net income (loss)...................................   $  177,854    $    (6,639)                   $    171,215
                                                          ------------  -------------                   ------------
                                                          ------------  -------------                   ------------

Net income (loss) per common and equivalent share:
    Primary.............................................   $     1.01    $     (2.43)                   $       0.95
    Fully diluted.......................................   $     1.00    $     (2.43)                   $       0.95

Common and equivalent shares used in computing per share
  amounts:
    Primary.............................................      176,517          2,734            606(4)       179,857
    Fully diluted.......................................      176,972          2,734            606(4)       180,312

 * See accompanying Notes to Unaudited Pro Forma Combined Financial Statements

                               3COM AND ONSTREAM
             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                          ONSTREAM
                                                              3COM       YEAR ENDED
                                                           YEAR ENDED     DEC. 31,        PRO FORMA       PRO FORMA
                                                          MAY 31, 1995      1994        ADJUSTMENTS*       COMBINED
                                                          ------------  ------------  -----------------  ------------
Sales...................................................   $1,593,469    $    7,755                      $  1,601,224
Cost of sales...........................................      738,093         3,581                           741,674
                                                          ------------  ------------                     ------------
    Gross margin........................................      855,376         4,174                           859,550
Operating expenses:
  Sales and marketing...................................      319,310         3,191                           322,501
  Research and development..............................      166,327         2,494                           168,821
  General and administrative............................       66,462         1,610                            68,072
  Purchased in-process technology.......................       68,696            --                            68,696
  Acquisition-related charges and other.................       10,125            --                            10,125
                                                          ------------  ------------                     ------------
    Total operating expenses............................      630,920         7,295                           638,215
                                                          ------------  ------------                     ------------
Operating income (loss).................................      224,456        (3,121)                          221,335
Other income (expense)--net.............................        4,895           (13)                            4,882
                                                          ------------  ------------                     ------------
Income (loss) before income taxes.......................      229,351        (3,134)                          226,217
Income tax provision....................................       84,792            --                            84,792
                                                          ------------  ------------                     ------------
    Net income (loss)...................................   $  144,559    $   (3,134)                     $    141,425
                                                          ------------  ------------                     ------------
                                                          ------------  ------------                     ------------
Net income (loss) per common and equivalent share:
    Primary.............................................   $     0.85    $    (1.62)                     $       0.82
    Fully diluted.......................................   $     0.84    $    (1.62)                     $       0.82

Common and equivalent shares used in computing per share
  amounts:
    Primary.............................................      169,443         1,930             319(4)        171,692
    Fully diluted.......................................      171,079         1,930             319(4)        173,328

 * See accompanying Notes to Unaudited Pro Forma Combined Financial Statements

                               3COM AND ONSTREAM
             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                          ONSTREAM
                                                              3COM       YEAR ENDED
                                                           YEAR ENDED     DEC. 31,       PRO FORMA      PRO FORMA
                                                          MAY 31, 1994      1993       ADJUSTMENTS*      COMBINED
                                                          ------------  ------------  ---------------  ------------
Sales...................................................   $1,011,533    $    6,875                    $  1,018,408
Cost of sales...........................................      485,540         2,410                         487,950
                                                          ------------  ------------                   ------------
    Gross margin........................................      525,993         4,465                         530,458
Operating expenses:
  Sales and marketing...................................      217,197         2,187                         219,384
  Research and development..............................      101,085         2,283                         103,368
  General and administrative............................       49,733           729                          50,462
  Purchased in-process technology.......................      134,481            --                         134,481
                                                          ------------  ------------                   ------------
    Total operating expenses............................      502,496         5,199                         507,695
                                                          ------------  ------------                   ------------
Operating income (loss).................................       23,497          (734)                         22,763
Other income --net......................................        3,978            15                           3,993
Gain on sale of investment..............................       17,746            --                          17,746
                                                          ------------  ------------                   ------------
Income (loss) before income taxes.......................       45,221          (719)                         44,502
Income tax provision....................................       57,091            --                          57,091
                                                          ------------  ------------                   ------------
Net loss................................................   $  (11,870)   $     (719)                   $    (12,589)
                                                          ------------  ------------                   ------------
                                                          ------------  ------------                   ------------
Net loss per common and equivalent share:
    Primary.............................................   $    (0.08)   $    (0.52)                   $      (0.09)
    Fully diluted.......................................   $    (0.08)   $    (0.52)                   $      (0.09)

Common and equivalent shares used in computing per share
  amounts:
    Primary.............................................      145,139         1,393            251(4)       146,783
    Fully diluted.......................................      145,139         1,393            251(4)       146,783

 * See accompanying Notes to Unaudited Pro Forma Combined Financial Statements

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

NOTE 1. PERIODS COMBINED

    The 3Com consolidated balance sheet as of August 31, 1996 has been combined with the OnStream balance sheet as of September 30, 1996.

    The 3Com consolidated statements of operations for the three months ended August 31, 1996 and for the fiscal years ended May 31, 1996, 1995 and 1994 have been combined with the OnStream statements of operations for the three months ended September 30, 1996, the twelve months ended June 30, 1996 and for the years ended December 31, 1994 and December 31, 1993, respectively. This presentation has the effect of excluding OnStream's results of operations for the six-month period ended June 30, 1995 from the unaudited pro forma combined statements of operations.

NOTE 2. MERGER COSTS

    3Com and OnStream estimate they will incur costs of approximately $7 million associated with the Merger, primarily consisting of direct transaction fees for investment banking, legal and accounting services. The Merger costs, which are not tax deductible, will be charged to operations in the fiscal quarter in which the Merger is consummated. The unaudited pro forma combined balance sheet gives effect to such expenses as if they had been incurred as of August 31, 1996, but the effects of these costs have not been reflected in the unaudited pro forma combined statements of operations.

NOTE 3. EXCHANGE OF STOCK

    Entry reflects the issuance of approximately 3.3 million shares of 3Com Common Stock in exchange for all outstanding shares of OnStream Common Stock based on the Exchange Ratio of .23376 of a share of 3Com Common Stock for each share of OnStream Common Stock, assuming the conversion of OnStream Preferred Stock into OnStream Common Stock.

NOTE 4. PRO FORMA INCOME (LOSS) PER SHARE

    The unaudited pro forma combined income (loss) per common and equivalent share is based upon the weighted average number of common and equivalent shares outstanding (except where inclusion of common equivalent shares is antidilutive) of 3Com and OnStream for each period using an Exchange Ratio of .23376 of a share of 3Com Common Stock for each share of OnStream Common Stock, assuming the conversion of OnStream Preferred Stock into OnStream Common Stock. The effect of the assumed conversion of 3Com's convertible subordinated notes was antidilutive for the periods presented. No pro forma adjustment has been provided for income taxes as the impact is not material to the unaudited pro forma combined statements of operations.

                    COMPARISON OF RIGHTS OF HOLDERS OF 3COM
                   COMMON STOCK AND HOLDERS OF ONSTREAM STOCK

    3Com and OnStream are each incorporated under the laws of the State of California. The following summarizes differences in the charter documents of OnStream and 3Com that could materially affect the rights of shareholders of OnStream after consummation of the Merger. A number of the provisions of 3Com's Charter documents may have the effect of delaying, deferring or preventing a change in control of 3Com.

    ANNUAL MEETING. The 3Com Bylaws require that an annual meeting of shareholders be held within three months following the close of 3Com's fiscal year. The OnStream Bylaws require that an annual shareholder meeting be held each year at a time designated by the Board of Directors.

    ANNUAL REPORTS. The 3Com Bylaws require that an annual report be sent to shareholders at least fifteen days prior to the annual meeting of shareholders. The OnStream Bylaws expressly waive the requirement of compiling and distributing an annual report to shareholders, so long as the outstanding shares are held by fewer than one hundred holders of record. Otherwise, the annual report is required to be sent to shareholders at least fifteen days prior to the annual meeting of shareholders.

    NUMBER OF DIRECTORS. The 3Com Articles of Incorporation and Bylaws fix the authorized number of directors at eight, with changes in the authorized number of directors permitted by either the Board of Directors or the shareholders, through amendment of either the Bylaws (if authorizing a number of directors between seven and eleven, inclusive) or the Articles of Incorporation. In addition, the 3Com Bylaws require that the Board consist of not less than two Independent Directors. The OnStream Bylaws fix the authorized number of directors at a range from three to five, with the number currently set at five, with changes in the authorized number of directors permitted by either the Board of Directors, through amendment of the Bylaws (if authorizing a number of directors between three and five, inclusive), or by the shareholders through amendment of the Bylaws (if authorizing a number of directors between three and five, inclusive) or the Articles of Incorporation, provided that an amendment reducing the fixed number or minimum number of directors to a number less than five cannot be adopted if the votes cast against its adoption at a meeting, or the shares not consenting in the case of an action by written consent, exceed
16 2/3% of the outstanding shares entitled to vote thereon. In addition, holders of OnStream Series B Preferred Stock, voting separately as a class, have the right to elect one member of the OnStream Board of Directors.

    CUMULATIVE VOTING FOR DIRECTORS. Under California law, shareholders of a California corporation may, unless such corporation's articles of incorporation or bylaws expressly eliminate cumulative voting, cumulate their votes in the election of directors so long as at least one shareholder has given notice of such shareholder's intent to cumulate his or her votes at the meeting prior to the voting. The respective articles of incorporation and bylaws of 3Com and OnStream do not contain any provision eliminating cumulative voting.

    CLASSIFICATION OF DIRECTORS. The 3Com Articles of Incorporation and Bylaws provide for two classes of directors elected for staggered two-year terms. The OnStream Articles of Incorporation and Bylaws limit the term of a director to one year and do not classify the OnStream Board of Directors.

    BOARD OF DIRECTOR MEETINGS. The 3Com Bylaws provide for a regular meeting of the Board of Directors each quarter, including one after the annual meeting of shareholders. The OnStream Bylaws provide for regular meetings to be held at times designated by the Board of Directors.

    DIRECTOR VOTING. The 3Com Bylaws provide that unless the authorized number of directors is one, the number constituting a quorum shall be not less than the greater of one-third of the authorized number of directors or two directors. In addition, if (1) the number of elected directors is an even number, (2) all directors are present at a meeting and (3) the directors are evenly divided on a particular vote, then the

Chairman of the Board shall decide the issue. The OnStream Bylaws provide that a majority of the directors constitutes a quorum, but do not expressly provide for quorum requirements or tie breaking procedures under the circumstances specified in the previous sentence.

    REMOVAL OF DIRECTORS. Under California law, any or all of the directors of a California corporation may be removed if such removal is approved by a majority of the outstanding shares; PROVIDED, HOWEVER, that no director of such corporation may be removed (unless the entire board of directors of such corporation is removed) when the votes cast against removal, or not consenting in writing to the removal, would be sufficient to elect the director if voted cumulatively at an election at which the same total number of votes were cast (or, if the action is taken by written consent, all shares entitled to vote were voted) and (1) for a corporation without a classified board, the entire number of directors authorized at the time of the director's most recent election were then being elected, or (2) for a corporation with a classified board, either the number of directors elected at the most recent annual meeting of shareholders, or if greater, the number of directors for whom removal is being sought, were then being elected. The respective articles of incorporation and bylaws of 3Com and OnStream do not contain any provisions which are inconsistent with California law with respect to removal of directors.

    RECORD DATE. The 3Com Bylaws do not establish a procedure to determine the record date, if a record date is not set by the Board of Directors. The OnStream Bylaws establish a procedure for determining the record date, if the Board of Directors does not set one. Under the OnStream Bylaws, if no record date is set, the record date for determining whether a shareholder is: (1) entitled to notice of or to vote at a meeting shall be the close of business on the business day preceding the day notice is given or, if notice is waived, the close of business on the next business day on which the meeting is held; (2) entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board of Directors has been taken, shall be the day on which the first written consent is given; and (3) entitled to give consent to corporate action in writing without a meeting, when prior action by the Board of Directors has been taken, for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution related thereto, or the 60th day prior to the date of such action, whichever is later.

    ADVANCE NOTICE OF SHAREHOLDER PROPOSALS. The 3Com Bylaws provide that no matter proposed by 3Com shareholders will be considered at an annual meeting or special shareholder meeting unless (1) it is specified in the notice of meeting,
(2) it is brought by or at the direction of the Board of Directors or (3) written notice of such matter is provided to 3Com no later than the date on which shareholder proposals to be included in the 3Com proxy statement must be received under federal securities laws. The OnStream Bylaws do not expressly require advance notice of shareholder proposals.

    NOTICE OF SPECIAL MEETINGS OF SHAREHOLDERS. The 3Com Bylaws require that any person at 3Com who is entitled to call a special meeting of shareholders upon proper written request and who receives such request, provide notice to the shareholders entitled to vote not less than 35 nor more than 60 days after receipt of request. The OnStream Bylaws require that notice of special meetings of shareholders be provided to all shareholders entitled to vote not less than 10 (or, if notice is sent by third-class mail, 30) nor more than 60 days before the meeting.

    TRANSACTIONS WITH INTERESTED SHAREHOLDERS. The 3Com Articles of Incorporation require at least a two-thirds majority of the combined voting power of all outstanding shares of all outstanding classes and at least a majority of the holders of such stock (other than shares held by an "Interested Shareholder") in order to approve any material business dealings involving an Interested Shareholder, unless approved by a majority of "Disinterested Directors." Neither the OnStream Articles of Incorporation nor the OnStream Bylaws expressly provide for procedures for approving such transactions.

    AMENDMENT OF CHARTER DOCUMENTS. Approval of shareholders holding at least two thirds of the voting shares of 3Com is required to amend those provisions of the 3Com Articles of Incorporation addressing business combinations and those provisions addressing amendment of the Articles of Incorporation. A majority of the shareholders of OnStream can amend any or all of the provisions of the OnStream Articles of Incorporation, but, so long as any shares of OnStream Preferred Stock are outstanding, OnStream may not, without the consent of at least 67% of the holders of OnStream Preferred Stock, amend or repeal any provision of, or add any provisions to, its Articles of Incorporation, if such action would alter any of the rights, preferences or privileges of any shares of any series of its Preferred Stock.

    AMENDMENT OF BYLAWS. Both the 3Com Bylaws and the OnStream Bylaws may be amended by holders of a majority of voting shares entitled to vote or by a majority of the directors, except that a Bylaw amendment adopted by a majority of the directors changing the authorized number of directors may only be adopted if the Board changes the authorized number of directors within the limits specified by the Bylaws. In addition, so long as any shares of OnStream Preferred Stock are outstanding, OnStream can not, without the consent of at least 67% of the holders of OnStream Preferred Stock, amend or repeal any provision of, or add any provision to, its Bylaws, if such action would alter any of the rights, preferences or privileges of any shares of any series of its Preferred Stock.

    INDEMNIFICATION. The 3Com Articles of Incorporation and Bylaws provide that 3Com shall indemnify any person to the full extent permitted by the CGCL in connection with claims arising by reason of that person acting as a director, officer or agent of 3Com. The Board of Directors shall determine whether such person has met the applicable standard of conduct to establish indemnification under the standards set by the CGCL. If the 3Com Board of Directors finds that the person has not met this standard, the issue will be brought to a shareholder vote. The 3Com Articles of Incorporation authorize it to provide insurance for its directors, officers and/or agents, for breach of duty to the corporation and its shareholders to the full extent under California law. The OnStream Articles of Incorporation and Bylaws provide that the liability of the directors of OnStream for monetary damages shall be eliminated to the fullest extent permissible under California law, and that OnStream is authorized to provide indemnification of agents in excess of the indemnification otherwise permitted under California law. The OnStream Articles of Incorporation and Bylaws do not expressly establish a procedure for processing indemnification requests but do expressly authorize insurance for directors, officers and/or agents.

    RESTRICTION ON SALES OF STOCK. 3Com is a public company whose shares are traded on Nasdaq. As a result, the 3Com Articles of Incorporation and Bylaws do not provide for any restrictions on the transfer of outstanding shares, other than those imposed by federal securities laws for shares offered under certain exempt transactions. OnStream is a private company and, as such, the agreements relating to outstanding shares provide for various restrictions on the resale or transfer of outstanding stock.

    SHAREHOLDER RIGHTS PLAN. The Board of Directors of 3Com adopted a Shareholder Rights Plan in September 1989, as amended in December 1994, which provides for distribution of rights to holders of outstanding shares of 3Com Common Stock. OnStream does not have a similar rights plan. Therefore, after the Effective Date, the shares of 3Com Common Stock held by former OnStream' shareholders will be subject to the 3Com Rights Plan. See "Description of 3Com Capital Stock--Rights Plan" for a description of the Rights Plan.

                       DESCRIPTION OF 3COM CAPITAL STOCK

    The authorized capital stock of 3Com consists of 400,000,000 shares of Common Stock, $0.01 par value, and 3,000,000 shares of Preferred Stock, no par value.

COMMON STOCK

    As of September 30, 1996, there were approximately 170,977,913 shares of 3Com Common Stock outstanding held of record by approximately 2,774 shareholders.

    Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of 3Com Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. 3Com has not paid any cash dividends on its Common Stock and is prohibited by certain of its borrowing arrangements from paying cash dividends without prior approval from the lender. Each holder of 3Com Common Stock is entitled to one vote for each share held of record by him or her and may not cumulate votes for the election of directors. In the event of a liquidation, dissolution or winding up of 3Com, holders of 3Com Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Holders of 3Com Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities and there are no redemption provisions with respect to such shares. All of the outstanding shares of 3Com Common Stock are fully paid and non-assessable.

    The transfer agent for 3Com Common Stock is the State Street Bank and Trust Company.

CERTAIN CHARTER PROVISIONS

    3Com's Articles of Incorporation and Bylaws contain certain provisions that could have the effect of delaying, deferring or preventing a change in control of 3Com. These include the following: (i) a provision classifying the Board of Directors into two classes; (ii) a provision permitting the Board of Directors to consider factors other than price per share when evaluating a merger or consolidation or certain other types of proposed business combination; and (iii) a provision requiring that a vote of two thirds ( 2/3) of all of the outstanding shares of 3Com, and the holders of at least a majority of the outstanding voting shares other than shares held by interested shareholders, is required to approve certain business combinations.

PREFERRED STOCK

    As of September 30, 1996, there were no shares of 3Com Preferred Stock outstanding. The 3Com Preferred Stock may be issued from time to time in one or more series. 3Com's Board of Directors has authority to fix the designation, preferences, and rights of each such series and the qualifications, limitations and restrictions thereon and to increase or decrease the number of shares of such series (but not below the number of shares of such series then outstanding), without any further vote or action by the shareholders.

RIGHTS PLAN

    In September 1989, the Board of Directors of 3Com declared a dividend distribution of one Common Stock Purchase Right (each a "Right" and collectively the "Rights") for each outstanding share of Common Stock, without par value ("Common Stock"), of 3Com. The distribution was paid as of September 20, 1989, to shareholders of record on that date and subsequently to holders of shares issued after that date. On December 13, 1994, the Board of Directors of 3Com approved the amendment and restatement of the Rights Agreement. Each Right entitles the registered holder to purchase from 3Com one share of 3Com Common Stock at a purchase price of $250 per full share (the "Purchase Price").

    The description and terms of the Rights are set forth in the Amended and Restated Rights Agreement dated as of December 21, 1994 (the "Rights Agreement") between 3Com and The First National Bank of Boston, as the Rights Agent, a copy of which is attached to 3Com's Quarterly Report on Form 10-Q filed with the Commission on January 13, 1995. The Rights will expire December 13, 2004, unless earlier redeemed or exchanged, and will become exercisable and transferable separately from the Common Stock only (i) on the earlier of (A) the acquisition of, or the public announcement of the intent of any person or group to acquire, without the approval of the Board of Directors of 3Com, beneficial ownership of 20% or more of the outstanding 3Com Common Stock ("Acquiring Person"), or (B) the 10th day (unless extended by the Board prior to the time a person becomes an Acquiring Person) following the commencement, or announcement of an intention to commence by any person or group of persons, a tender offer which would result in the offeror owning 20% or more of the outstanding 3Com Common Stock (the earlier of such dates being referred to as the "First Distribution Date") or (ii) with respect to any shares of Common Stock issuable upon conversion of certain convertible notes of 3Com after the First Distribution Date, on the day immediately following the date on which such notes are converted into shares of Common Stock (such date and the First Distribution Date are collectively referred to as the Distribution Date).

    If 3Com or more than 50% of its assets is acquired in a merger or other business combination transaction after the Distribution Date, each holder of a Right shall thereafter have the right to purchase, upon payment of the Purchase Price, such number of shares of common stock of the acquiring company having a current market value equal to twice the Purchase Price. If any person or group acquires 20% or more of 3Com's Common Stock, or if such 20% shareholder engages in certain self-dealing transactions (as specified in the Rights Agreement) with 3Com, each holder of Rights other than such 20% shareholder will have the right to purchase upon payment of the then current Purchase Price, in lieu of one share of Common Stock per outstanding Right, such number of shares of Common Stock having a market value at the time of the transaction equal to twice the Purchase Price. After any of these events, 3Com may also exchange all or any portion of the outstanding Rights, other than Rights held by such 20% shareholder, for shares of 3Com's Common Stock at an exchange ratio of one-half share of Common Stock per Right, subject to the provisions of the Rights Agreement. The Board of Directors may redeem the Rights for $.01 per Right at any time prior to the day a person or group becomes a 20% shareholder and in certain other instances. Additionally, the exercise price and the value of stock that may be acquired for that price are subject to adjustment from time to time to prevent dilution.

    The Rights are designed to protect and maximize the value of the outstanding equity interests in 3Com in the event of an unsolicited attempt by an acquiror to take over 3Com in a manner or on terms not approved by the Board of Directors. The Rights may have the effect of rendering more difficult or discouraging an acquisition of 3Com deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire 3Com on terms or in a manner not approved by 3Com's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

                                 LEGAL MATTERS

    The validity of the shares of 3Com Common Stock to be issued in connection with the Merger will be passed upon for 3Com by Gray Cary Ware & Freidenrich, Palo Alto, California.

                                    EXPERTS

    The consolidated financial statements of 3Com Corporation as of May 31, 1996 and 1995 and for each of the three years in the period ended May 31, 1996 included in this Prospectus/Consent Solicitation Statement and the related financial statement schedule have been audited by Deloitte & Touche LLP, as stated in their reports dated June 24, 1996, which are included herein and elsewhere in the Registration Statement, except for the premerger financial statements of Chipcom Corporation as of December 31, 1994 and for the two years in the period ended December 31, 1994 which have been audited by Price Waterhouse LLP, as stated in their report included herein (which financial statements are included in the fiscal 1995 and 1994 consolidated financial statements of 3Com Corporation), and except for the premerger financial statements of Primary Access Corporation for the fifty-three weeks ended October 3, 1993 which have been audited by KPMG Peat Marwick LLP as stated in their report included herein (which financial statements are included in the fiscal 1994 consolidated financial statements of 3Com Corporation), all of which financial statements have been so included in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. All of the foregoing firms are independent auditors.

    The financial statements of OnStream Networks, Inc. at December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus/Consent Solicitation Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon such report given upon their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
3COM CORPORATION
Years ended May 31, 1996, 1995, and 1994:
  Independent Auditors' Report--Deloitte & Touche LLP......................................................        F-2
  Report of Independent Accountants--Price Waterhouse LLP..................................................        F-3
  Independent Auditors' Report--KPMG Peat Marwick LLP......................................................        F-4
  Consolidated Statements of Operations for the Years ended May 31, 1996, 1995 and 1994....................        F-5
  Consolidated Balance Sheets at May 31, 1996 and 1995.....................................................        F-6
  Consolidated Statements of Shareholders' Equity for the Years ended May 31, 1996, 1995 and 1994..........        F-7
  Consolidated Statements of Cash Flows for the Years ended May 31, 1996, 1995 and 1994....................        F-8
  Notes to Consolidated Financial Statements...............................................................       F-10
  Quarterly Results of Operations (unaudited)..............................................................       F-26

Three Months ended August 31, 1996 and 1995 (unaudited):
  Consolidated Balance Sheets at August 31, 1996 and May 31, 1996..........................................       F-27
  Consolidated Statements of Income for the Three Months ended August 31, 1996 and 1995....................       F-28
  Consolidated Statements of Cash Flows for the Three Months ended August 31, 1996 and 1995................       F-29
  Notes to Consolidated Financial Statements...............................................................       F-30

ONSTREAM NETWORKS, INC.
  Independent Auditors' Report--Deloitte & Touche LLP......................................................       F-32
  Balance Sheets at September 30, 1996 (unaudited) and December 31, 1995 and 1994..........................       F-33
  Statements of Operations for the Nine Months ended September 30, 1996 and 1995 (unaudited) and for the
    Years ended December 31, 1995, 1994 and 1993...........................................................       F-34
  Statements of Shareholders' Equity for the Nine Months ended September 30, 1996 (unaudited) and for the
    Years ended December 31, 1995, 1994 and 1993...........................................................       F-35
  Statements of Cash Flows for the Nine Months ended September 30, 1996 and 1995 (unaudited) and for the
    Years ended December 31, 1995, 1994 and 1993...........................................................       F-36
  Notes to Financial Statements............................................................................       F-37

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of 3Com Corporation:

    We have audited the consolidated balance sheets of 3Com Corporation and its subsidiaries as of May 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended May 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits. The consolidated financial statements give retroactive effect to the fiscal 1996 mergers of 3Com Corporation with Chipcom Corporation and Primary Access Corporation, which have been accounted for as poolings-of-interests as described in Note 3 to the consolidated financial statements. We did not audit the consolidated balance sheet of Chipcom Corporation as of December 31, 1994, which reflects total assets of $221,853,000 and is combined with 3Com Corporation's consolidated balance sheet as of May 31, 1995, or the related consolidated statements of income, shareholders' equity, and cash flows of Chipcom Corporation for the years ended December 31, 1994 and 1993, which are combined with 3Com Corporation's statements for the years ended May 31, 1995 and 1994 or of Primary Access Corporation for the fifty-three weeks ended October 3, 1993 which are combined with 3Com Corporation's statements for the year ended May 31, 1994, and reflect combined revenues of $267,776,000 and $184,538,000, respectively, and net income of $18,560,000 and $16,824,000, respectively, for fiscal years 1995 and 1994. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Chipcom Corporation and Primary Access Corporation for fiscal years 1995 and 1994, is based solely on the reports of such other auditors.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

    In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 3Com Corporation and its subsidiaries at May 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1996 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

San Jose, California
June 24, 1996

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Chipcom Corporation

    In our opinion, the consolidated balance sheet and related consolidated statements of income, of stockholders' equity and of cash flows of Chipcom Corporation and its subsidiaries (not presented separately herein) present fairly, in all material respects, their financial position at December 31, 1994, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. We have not audited the consolidated financial statements of Chipcom Corporation for any period subsequent to December 31, 1994.

/s/ Price Waterhouse LLP
----------------------------

PRICE WATERHOUSE LLP

Boston, Massachusetts
February 7, 1995

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Primary Access Corporation:

    We have audited the statement of operations, stockholders' equity, and cash flows of Primary Access Corporation for the fifty-three weeks ended October 3, 1993 (not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations, and cash flows of Primary Access Corporation flows for the fifty-three weeks ended October 3, 1993 in conformity with generally accepted accounting principles.

                                          /s/ KPMG Peat Marwick LLP
            --------------------------------------------------------------------

                                          KPMG Peat Marwick LLP

San Diego, California

November 5, 1993

                                3COM CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                    YEARS ENDED MAY 31,
                                                                          ----------------------------------------
                                                                              1996          1995          1994
                                                                          ------------  ------------  ------------
                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales...................................................................  $  2,327,101  $  1,593,469  $  1,011,533
Costs and Expenses:
  Cost of sales.........................................................     1,096,846       738,093       485,540
  Sales and marketing...................................................       475,769       319,310       217,197
  Research and development..............................................       233,107       166,327       101,085
  General and administrative............................................        97,395        66,462        49,733
  Purchased in-process technology.......................................        52,353        68,696       134,481
  Acquisition-related charges and other.................................        69,950        10,125       --
                                                                          ------------  ------------  ------------
  Total.................................................................     2,025,420     1,369,013       988,036
                                                                          ------------  ------------  ------------
Operating income........................................................       301,681       224,456        23,497
Other income--net.......................................................         6,788         4,895         3,978
Gain on sale of investment..............................................       --            --             17,746
                                                                          ------------  ------------  ------------
Income before income taxes..............................................       308,469       229,351        45,221
Income tax provision....................................................       130,615        84,792        57,091
                                                                          ------------  ------------  ------------
Net income (loss).......................................................  $    177,854  $    144,559  $    (11,870)
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Net income (loss) per common and equivalent share:
    Primary.............................................................  $       1.01  $       0.85  $      (0.08)
    Fully diluted.......................................................  $       1.00  $       0.84  $      (0.08)
Common and equivalent shares used in computing per share amount:
    Primary.............................................................       176,517       169,443       145,139
    Fully diluted.......................................................       176,972       171,079       145,139

                See notes to consolidated financial statements.

                                3COM CORPORATION
                          CONSOLIDATED BALANCE SHEETS

                                                                                           YEARS ENDED MAY 31,
                                                                                        --------------------------
                                                                                            1996          1995
                                                                                        ------------  ------------
                                                                                          (DOLLARS IN THOUSANDS)
                                                      ASSETS
Current Assets:
  Cash and cash equivalents...........................................................  $    216,759  $    159,908
  Temporary cash investments..........................................................       282,578       225,660
  Trade receivables, less allowance for doubtful accounts ($26,921 and $20,022 in 1996
    and 1995, respectively)...........................................................       359,182       245,258
  Inventories.........................................................................       241,018       182,759
  Deferred income taxes...............................................................        79,259        55,273
  Other...............................................................................        60,915        26,698
                                                                                        ------------  ------------
Total current assets..................................................................     1,239,711       895,556
Property and equipment--net...........................................................       246,652       144,944
Other assets..........................................................................        38,754        34,310
                                                                                        ------------  ------------
Total.................................................................................  $  1,525,117  $  1,074,810
                                                                                        ------------  ------------
                                                                                        ------------  ------------

                                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable....................................................................  $    120,211  $    118,377
  Accrued and other liabilities.......................................................       211,620       150,076
  Income taxes payable................................................................        82,690        56,412
                                                                                        ------------  ------------
Total current liabilities.............................................................       414,521       324,865
Long-term debt........................................................................       110,000       110,000
Other long-term obligations...........................................................         5,492         6,221
Deferred income taxes.................................................................        16,299       --
Shareholders' Equity:
  Preferred stock, no par value, 3,000,000 shares authorized; none outstanding........       --            --
  Common stock, no par value, 400,000,000 shares authorized; shares outstanding:
    1996--168,799,586; 1995--160,911,572..............................................       597,452       435,922
  Unamortized restricted stock grants.................................................        (4,487)       (2,037)
  Retained earnings...................................................................       379,358       200,030
  Unrealized net gain (loss) on available-for-sale securities.........................         7,159           (22)
  Accumulated translation adjustments.................................................          (677)         (169)
                                                                                        ------------  ------------
Total shareholders' equity............................................................       978,805       633,724
                                                                                        ------------  ------------
Total.................................................................................  $  1,525,117  $  1,074,810
                                                                                        ------------  ------------
                                                                                        ------------  ------------

                See notes to consolidated financial statements.

                                3COM CORPORATION
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                UNAMORTIZED
                                                                RESTRICTED                 UNREALIZED GAIN
                                             COMMON STOCK      STOCK GRANTS                   (LOSS) ON       ACCUMULATED
                                         --------------------    AND NOTES     RETAINED    AVAILABLE-FOR-     TRANSLATION
                                          SHARES     AMOUNT     RECEIVABLE     EARNINGS    SALE SECURITIES    ADJUSTMENTS
                                         ---------  ---------  -------------  -----------  ---------------  ---------------

(In thousands)
BALANCES, JUNE 1, 1993 AS PREVIOUSLY
  REPORTED.............................    127,690  $ 166,998    $      (5)    $  95,310      $  --            $     142
Restatement for pooling of interests--
  Chipcom..............................     14,635     57,473                      3,389
                                         ---------  ---------  -------------  -----------        ------            -----
AS RESTATED............................    142,325    224,471           (5)       98,699         --                  142
Common stock issued....................     11,763     71,767         (255)
Repurchase of common stock.............     (2,800)    (3,501)                   (13,143)
Tax benefit from employee stock
  transactions.........................                27,117
Amortization of restricted stock
  grants...............................                                 53
Stock options assumed in connection
  with acquisitions....................                21,089
Accumulated translation adjustments....                                                                             (447)
Repayment of note receivable...........                                  5
Net loss...............................                                          (11,870)
                                         ---------  ---------  -------------  -----------        ------            -----
BALANCES, MAY 31, 1994.................    151,288    340,943         (202)       73,686         --                 (305)
Common stock issued under stock plans
  and for business acquisitions........      8,494     44,364       (2,128)
Repurchase of common stock.............     (1,570)    (2,674)                   (16,916)
Tax benefit from employee stock
  transactions.........................                45,794
Amortization of restricted stock
  grants...............................                                293
Stock options assumed in connection
  with acquisitions....................                 6,508
Adjustment to conform pooled entity--
  Sonix................................      2,416        844                     (2,079)                            (69)
Adjustment to conform fiscal year of
  pooled entity--Primary Access........        284        143                        780
Unrealized loss on available-for-sale
  securities...........................                                                             (22)
Accumulated translation adjustments....                                                                              205
Net income.............................                                          144,559
                                         ---------  ---------  -------------  -----------        ------            -----
BALANCES, MAY 31, 1995.................    160,912    435,922       (2,037)      200,030            (22)            (169)
Common stock issued under stock
  plans................................      7,619     74,648       (3,502)
Repurchase of common stock.............        (23)       (52)                      (923)
Tax benefit from employee stock
  transactions.........................                79,774
Amortization of restricted stock
  grants...............................                              1,052
Stock options assumed in connection
  with acquisitions....................                 3,671
Adjustment to conform fiscal year of
  pooled entity--Chipcom...............        292      3,489                      2,397            151
Unrealized gain on available-for-sale
  securities...........................                                                           7,030
Accumulated translation adjustments....                                                                             (508)
Net income.............................                                          177,854
                                         ---------  ---------  -------------  -----------        ------            -----
BALANCES, MAY 31, 1996.................    168,800  $ 597,452    $  (4,487)    $ 379,358      $   7,159        $    (677)
                                         ---------  ---------  -------------  -----------        ------            -----
                                         ---------  ---------  -------------  -----------        ------            -----


                                           TOTAL
                                         ---------
(In thousands)
BALANCES, JUNE 1, 1993 AS PREVIOUSLY
  REPORTED.............................  $ 262,445
Restatement for pooling of interests--
  Chipcom..............................     60,862
                                         ---------
AS RESTATED............................    323,307
Common stock issued....................     71,512
Repurchase of common stock.............    (16,644)
Tax benefit from employee stock
  transactions.........................     27,117
Amortization of restricted stock
  grants...............................         53
Stock options assumed in connection
  with acquisitions....................     21,089
Accumulated translation adjustments....       (447)
Repayment of note receivable...........          5
Net loss...............................    (11,870)
                                         ---------
BALANCES, MAY 31, 1994.................    414,122
Common stock issued under stock plans
  and for business acquisitions........     42,236
Repurchase of common stock.............    (19,590)
Tax benefit from employee stock
  transactions.........................     45,794
Amortization of restricted stock
  grants...............................        293
Stock options assumed in connection
  with acquisitions....................      6,508
Adjustment to conform pooled entity--
  Sonix................................     (1,304)
Adjustment to conform fiscal year of
  pooled entity--Primary Access........        923
Unrealized loss on available-for-sale
  securities...........................        (22)
Accumulated translation adjustments....        205
Net income.............................    144,559
                                         ---------
BALANCES, MAY 31, 1995.................    633,724
Common stock issued under stock
  plans................................     71,146
Repurchase of common stock.............       (975)
Tax benefit from employee stock
  transactions.........................     79,774
Amortization of restricted stock
  grants...............................      1,052
Stock options assumed in connection
  with acquisitions....................      3,671
Adjustment to conform fiscal year of
  pooled entity--Chipcom...............      6,037
Unrealized gain on available-for-sale
  securities...........................      7,030
Accumulated translation adjustments....       (508)
Net income.............................    177,854
                                         ---------
BALANCES, MAY 31, 1996.................  $ 978,805
                                         ---------
                                         ---------

                See notes to consolidated financial statements.

                                3COM CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         YEARS ENDED MAY 31,
                                                                                   -------------------------------
                                                                                     1996       1995       1994
                                                                                   ---------  ---------  ---------
(Dollars in thousands)
Cash flows from operating activities:
  Net income (loss)..............................................................  $ 177,854  $ 144,559  $ (11,870)
  Adjustments to reconcile net income (loss) to cash
   provided by operating activities:
    Depreciation and amortization................................................     90,969     57,687     37,391
    Gain on sale of investment...................................................     --         --        (17,746)
    Deferred income taxes........................................................     (7,474)   (27,980)   (11,653)
    Purchased in-process technology..............................................     52,353     68,696    134,481
    Adjustment to conform fiscal year of pooled entity...........................     (3,048)     3,013     --
    Non-cash acquisition-related costs...........................................     44,320     --         --
    Non-cash restructuring costs.................................................     --         (1,100)    --
    Changes in assets and liabilities net of effects of acquisitions:
      Trade receivables..........................................................   (124,753)   (87,348)   (43,606)
      Inventories................................................................    (71,852)   (81,738)    (8,002)
      Other current assets.......................................................    (21,088)   (13,667)     5,182
      Accounts payable...........................................................     11,636     48,754     13,192
      Accrued and other liabilities..............................................     57,707     44,934      6,157
      Income taxes payable.......................................................    103,719     82,429     36,655
                                                                                   ---------  ---------  ---------
Net cash provided by operating activities........................................    310,343    238,239    140,181
                                                                                   ---------  ---------  ---------
Cash flows from investing activities:
  Purchase of property and equipment.............................................   (179,982)  (100,706)   (50,928)
  Purchase of temporary cash investments.........................................   (301,960)  (246,313)  (136,900)
  Proceeds from temporary cash investments.......................................    231,904    140,377    114,337
  Businesses acquired in purchase transactions...................................    (60,246)   (70,174)   (98,128)
  Proceeds from sale of investment...............................................     --         --         18,066
  Other --net....................................................................     (9,874)    (1,378)    (3,473)
                                                                                   ---------  ---------  ---------
Net cash used for investing activities...........................................   (320,158)  (278,194)  (157,026)
                                                                                   ---------  ---------  ---------
Cash flows from financing activities:
  Common stock issued under stock plans..........................................     71,146     38,556     71,513
  Repurchase of common stock.....................................................       (975)   (19,590)   (16,644)
  Net proceeds from issuance of debt.............................................     --        107,330     --
  Repayments of notes payable and capital lease obligations......................     (2,997)    (7,263)    (2,724)
  Other --net....................................................................       (508)       205       (490)
                                                                                   ---------  ---------  ---------
Net cash provided by financing activities........................................     66,666    119,238     51,655
                                                                                   ---------  ---------  ---------
Increase in cash and cash equivalents............................................     56,851     79,283     34,810
Cash and cash equivalents at beginning of year...................................    159,908     80,625     45,815
                                                                                   ---------  ---------  ---------
Cash and cash equivalents at end of year.........................................  $ 216,759  $ 159,908  $  80,625
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
Other cash flow information:
  Interest paid..................................................................  $  12,961  $   5,903  $     570
  Income taxes paid..............................................................     34,921     33,272     30,623
  Non-cash investing and financing activities--
    Tax benefit from employee stock option transactions..........................     79,774     45,794     27,117
    Fair value of stock issued and options assumed
      in business acquisitions...................................................      3,671     10,188     21,089

------------------------------

                                3COM CORPORATION
               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

    In connection with the purchase acquisition of AXON in fiscal 1996 (see Note
3), the Company paid cash, net of cash acquired, of $60.2 million, and recorded the fair value of options assumed of $3.7 million. Excluding the $52.4 million of purchased in-process technology charged to operations, the fair value of assets acquired was $3.7 million and liabilities assumed were $3.5 million.

    In connection with the purchase acquisitions in fiscal 1995 (see Note 3), the Company paid cash, net of cash acquired, of $55.9 million, and recorded the fair value of stock issued and options assumed of $3.7 million and $6.5 million, respectively. Excluding the $68.7 million of purchased in-process technology charged to operations, the fair value of assets acquired was $23.8 million, and liabilities assumed were $17.8 million. In connection with the acquisition of Centrum Communications in fiscal 1994 (see Note 3), the Company made a final payment in cash of $14.3 million in fiscal 1995.

    In connection with the acquisitions in fiscal 1994 (see Note 3), the Company paid cash, net of cash acquired, of $98.1 million plus $14.3 million payable in fiscal 1995, and recorded the fair value of options assumed of $21.1 million. Excluding the $132.1 million of purchased in-process technology charged to operations, the fair value of assets acquired was $35.6 million, and liabilities assumed were $11.3 million.

                See notes to consolidated financial statements.

                                3COM CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MAY 31, 1996, 1995 AND 1994

NOTE 1: DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

    DESCRIPTION OF BUSINESS. Founded in 1979, 3Com Corporation pioneered the data networking industry and is committed to providing customers global access to information. Today, 3Com offers a broad range of global data networking connectivity solutions which include routers, hubs, remote access servers, switches, adapters and network management for Ethernet, Token Ring, FDDI, ATM and other high-speed data networks. Headquartered in Santa Clara, California, 3Com has worldwide research and development, manufacturing, marketing, sales and support capabilities.

    BASIS OF PRESENTATION. The Company acquired Primary Access Corporation (Primary Access) on June 9, 1995 and Chipcom Corporation (Chipcom) on October 13, 1995. Both acquisitions were accounted for as poolings-of-interests. All financial data of the Company has been restated to include the historical financial information of Primary Access and Chipcom.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

    USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of 3Com Corporation and its wholly-owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

    CASH EQUIVALENTS are highly liquid debt investments acquired with a maturity of three months or less.

    TEMPORARY CASH INVESTMENTS consist of short-term investments acquired with maturities exceeding three months. While the Company's intent is to hold debt securities to maturity, consistent with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company has classified all securities as available-for-sale, as the sale of such securities may be required prior to maturity to implement management strategies. Such securities are reported at fair value with unrealized gains or losses excluded from earnings and reported as a separate component of shareholders' equity, net of applicable taxes.

    CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of investments and trade receivables. The Company invests in instruments with an investment credit rating of AA and better. The Company also places its investments for safekeeping with high-credit-quality financial institutions, and by policy, limits the amount of credit exposure to any one financial institution.

    Due to the consolidation in the distribution and reseller channels and the Company's increased volume of sales into these channels, the Company has experienced an increased concentration of credit risk, and, as a result, may maintain individually significant receivable balances with such distributors. While the Company continuously monitors and manages this risk, financial difficulties on the part of one or more of the Company's resellers may have a material adverse effect on the Company. The Company did not have any customers which individually accounted for more than 10 percent of total sales or trade receivables in fiscal years 1996, 1995 and 1994.

                                3COM CORPORATION

                FOR THE YEARS ENDED MAY 31, 1996, 1995 AND 1994

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    INVENTORIES are stated at the lower of standard cost (which approximates first-in, first-out cost) or market.

    PROPERTY AND EQUIPMENT is stated at cost. Equipment under capital leases is stated at the lower of fair market value or the present value of the minimum lease payments at the inception of the lease.

    DEPRECIATION AND AMORTIZATION are computed over the shorter of the estimated useful lives, lease terms, or terms of license agreements of the respective assets, on a straight-line basis--generally 2-7 years, except for buildings which are over 25 years.

    PURCHASED TECHNOLOGY is included in other assets and is amortized over four years.

    REVENUE RECOGNITION. The Company recognizes revenue when the product has been shipped, no material vendor or post-contract support obligations remain outstanding, except as provided by a separate service agreement, and collection of the resulting receivable is probable. The Company accrues related product return reserves, warranty and royalty expenses at the time of sale. Service and subscription revenue is recognized over the contract term. The Company extends limited product return and price protection rights to certain distributors and resellers. Such rights are generally limited to a certain percentage of sales over a three-month period. Historically, actual amounts recorded for product returns and price protection have not varied significantly from estimated amounts. The Company warrants products for periods ranging from 90 days to life, depending upon the product.

    FOREIGN CURRENCY TRANSLATIONS. For foreign operations with the local currency as the functional currency, assets and liabilities are translated at year-end exchange rates, and statements of operations are translated at the average exchange rates during the year. Gains or losses resulting from foreign currency translation are accumulated as a separate component of shareholders' equity.

    For foreign operations with the U.S. dollar as the functional currency, assets and liabilities are translated at the year-end exchange rates except for inventories, prepaid expenses, and property and equipment, which are translated at historical exchange rates. Statements of operations are translated at the average exchange rates during the year except for those expenses related to balance sheet amounts that are translated using historical exchange rates. Gains or losses resulting from foreign currency translation are included in other income--net in the statements of operations and were not significant for any of the years presented.

    NET INCOME (LOSS) PER COMMON AND EQUIVALENT SHARE is computed using the weighted average number of common and common equivalent shares outstanding and the dilutive effects of stock options, using the treasury stock method. The effect of the assumed conversion of the 10.25% convertible subordinated notes was antidilutive for the periods presented.

    The Company's common stock was split two-for-one on August 25, 1995 for shareholders of record on August 4, 1995. All applicable share and per share data has been restated to give effect to this stock split.

    EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS. The Financial Accounting Standards Board (FASB) has issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires that the Company review for impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets whenever events or changes in

                                3COM CORPORATION

                FOR THE YEARS ENDED MAY 31, 1996, 1995 AND 1994

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 will be effective for the Company's fiscal year beginning June 1, 1996. The Company does not expect that the adoption of this statement will have a material impact on the Company's financial position or results of operations.

    The FASB also issued SFAS No. 123, "Accounting for Stock-Based Compensation." The Company is required to adopt SFAS 123 for the fiscal year beginning June 1, 1996. This statement establishes accounting and disclosure requirements using a fair value based method of accounting for stock-based employee compensation plans. Under SFAS 123, the Company may either adopt the new fair value based accounting method or continue the intrinsic value based method and provide pro forma disclosures of net income and earnings per share as if the accounting provisions of this statement had been adopted. The Company plans to adopt only the disclosure requirements of SFAS 123; therefore such adoption will have no effect on the Company's financial position or results of operations.

    RECLASSIFICATIONS. Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 3: BUSINESS COMBINATIONS

    Unless otherwise stated, for acquisitions accounted for under the pooling-of-interests method, all financial data of the Company has been restated to include the historical financial data of these acquired companies. For acquisitions accounted for as purchases, the Company's consolidated results of operations include the operating results of the acquired companies from their acquisition dates. Acquired assets and liabilities were recorded at their estimated fair values at the dates of acquisition, and the aggregate purchase price plus costs directly attributable to the completion of acquisitions have been allocated to the assets and liabilities acquired. No significant adjustments were required to conform the accounting policies of the acquired companies.

    FOR THE YEAR ENDED MAY 31, 1996. On June 9, 1995, the Company acquired Primary Access by issuing approximately 4.6 million shares of its common stock for all of the outstanding stock of Primary Access. The Company also assumed and exchanged all options and warrants to purchase Primary Access stock for options and warrants to purchase approximately 1.0 million shares of the Company's common stock. The acquisition was accounted for as a pooling-of-interests. Primary Access develops, manufactures and markets network access systems. Primary Access maintained its financial records on a 52-53 week fiscal year ending nearest to September 30. The restated consolidated statements of operations and cash flows for the year ended May 31, 1994 includes the statements of operations and cash flows of Primary Access for the year ended October 3, 1993. The results of operations of Primary Access for the eight-month period ended May 31, 1994 reflected revenues of $14.6 million and net income of $780,000, which has been reported as an increase to the Company's fiscal 1995 retained earnings. Financial information as of May 31, 1996 and 1995, and for the years then ended, reflects the Company's and Primary Access' operations for those periods.

    On October 13, 1995, the Company acquired Chipcom by issuing approximately
18.3 million shares of its common stock in exchange for all the outstanding common stock of Chipcom. The Company also assumed and exchanged all options to purchase Chipcom common stock for options to purchase approximately 2.4 million shares of the Company's common stock. The acquisition was accounted for as a pooling-

                                3COM CORPORATION

                FOR THE YEARS ENDED MAY 31, 1996, 1995 AND 1994

NOTE 3: BUSINESS COMBINATIONS (CONTINUED) of-interests. Chipcom designs, manufactures and distributes computer networking multifunction platforms. Chipcom maintained its financial records on a 52-53 week fiscal year ending nearest to December 31. The May 31, 1995 restated consolidated balance sheet includes the balance sheet of Chipcom as of December 31, 1994. The restated consolidated statements of operations and cash flows for the years ended May 31, 1995 and 1994 include the statements of operations and cash flows of Chipcom for the years ended December 31, 1994 and December 25, 1993, respectively. The results of operations of Chipcom for the five month period ended May 31, 1995 reflected revenues of $118.1 million and net income of $2.4 million, and has been reported as an increase to the Company's fiscal 1996 retained earnings. Financial information as of May 31, 1996 and for the year then ended reflects the Company's and Chipcom's operations for that period.

    The following table shows the effect on the results of operations as restated for the periods prior to the combinations with Primary Access and Chipcom.

                                                                       QUARTER ENDED   YEAR ENDED    YEAR ENDED
                                                                       AUG. 31, 1995  MAY 31, 1995  MAY 31, 1994
                                                                       -------------  ------------  ------------
                                                                                (DOLLARS IN THOUSANDS)
Sales:
3Com.................................................................   $   430,354    $1,295,311    $  826,995
Chipcom..............................................................        66,935       267,776       160,486
Primary Access.......................................................       --             30,382        24,052
                                                                       -------------  ------------  ------------
Combined.............................................................   $   497,289    $1,593,469    $1,011,533
                                                                       -------------  ------------  ------------
                                                                       -------------  ------------  ------------
Net income (loss):
3Com.................................................................   $    59,421    $  125,706    $  (28,694)
Chipcom..............................................................        (2,000)       18,560        12,346
Primary Access.......................................................       --                293         4,478
                                                                       -------------  ------------  ------------
Combined.............................................................   $    57,421    $  144,559    $  (11,870)
                                                                       -------------  ------------  ------------
                                                                       -------------  ------------  ------------

    On March 12, 1996, the Company acquired substantially all the assets and assumed substantially all the liabilities of AXON Networks, Inc. (AXON). The purchase price consisted of cash, net of cash acquired, of approximately $60.2 million, which was paid using funds from the Company's working capital, and assumption of stock options with a fair value of approximately $3.7 million. The acquisition was accounted for as a purchase. The aggregate purchase price of $65.3 million, which includes $1.4 million of costs directly attributable to the completion of the acquisition, has been allocated to the assets and liabilities acquired. Approximately $52.4 million of the total purchase price represented the value of in-process technology that had not yet reached technological feasibility and had no alternative future use and was charged to the Company's operations in the fourth quarter of fiscal 1996. AXON develops, manufactures and markets remote network management and data network traffic management products.

    The Company's consolidated results of operations include the operating results of AXON from the acquisition date. Pro forma results of operations of 3Com and AXON for the periods prior to the acquisition are not presented as the amounts would not significantly differ from the Company's historical results.

                                3COM CORPORATION

                FOR THE YEARS ENDED MAY 31, 1996, 1995 AND 1994

NOTE 3: BUSINESS COMBINATIONS (CONTINUED)
    FOR THE YEAR ENDED MAY 31, 1995. On October 18, 1994, the Company acquired substantially all the assets and assumed substantially all the liabilities of NiceCom, Ltd. (NiceCom), and assumed all outstanding NiceCom stock options. The purchase price consisted of cash, net of cash acquired, of approximately $48.0 million which was paid using funds from the Company's working capital and the issuance of 186,324 shares of common stock of the Company, with a fair value of $3.7 million. In addition, the Company assumed stock options with a fair value of $5.7 million and incurred direct transaction costs of approximately $2.0 million. NiceCom is engaged in the development of asynchronous transfer mode
(ATM) switches and an Ethernet-to-ATM solution to provide a migration path from existing Ethernet LANs to ATM networking.

    On October 14, 1994, the Company acquired all of the outstanding shares and assumed all outstanding stock options of a company engaged in the development of network adapter technology. The purchase price consisted of approximately $2.3 million in cash plus the assumption of stock options with a fair value of approximately $400,000. The purchase price was paid using funds from the Company's working capital.

    The acquisitions were accounted for as purchases. The aggregate purchase price of $61.6 million, plus $2.0 million of costs directly attributable to the completion of the acquisitions, has been allocated to the assets and liabilities acquired. Approximately $60.8 million of the total purchase price represented the value of in-process technology that had not yet reached technological feasibility and had no alternative future use and was charged to the Company's operations in the second quarter of fiscal 1995.

    On February 28, 1995, the Company acquired AccessWorks Communications, a company involved in developing, manufacturing and marketing Integrated Services Digital Network (ISDN) transmission products. The acquisition was accounted for as a purchase. The purchase price and costs directly attributable to the completion of the acquisition were not significant.

    On May 1, 1995, the Company acquired Sonix Communications Limited (Sonix) by issuing approximately 2.4 million shares of common stock for all of the outstanding stock of Sonix. The acquisition was accounted for as a pooling-of-interests. All financial data of the Company for fiscal 1995 has been restated to include the operating results of Sonix. As the historical operations of Sonix were not significant to any year presented, the Company's financial statements for years prior to fiscal 1995 have not been restated. The financial effect of the results of operations of Sonix prior to fiscal 1995 have been accounted for as a $2.1 million charge against retained earnings in fiscal 1995. Sonix develops, manufactures and markets a range of networking connectivity solutions using ISDN technology.

    In the Company's first quarter of fiscal 1995, Chipcom acquired Artel Communications Corporation (Artel) by issuing approximately 1.2 million shares of common stock in exchange for all of the outstanding common stock of Artel. The merger was accounted for as a pooling-of-interests. Artel designs, manufactures and markets high-performance communication systems for the internetworking and video distribution markets.

    In the Company's third quarter of fiscal 1995, Chipcom acquired all of the outstanding common stock of DSI ExpressNetworks, Inc. (DSI). Cash paid, including transaction costs, was approximately $4.4 million. Chipcom acquired assets with a fair value of $19.5 million and assumed liabilities of $15.2 million. The acquisition was accounted for as a purchase. Approximately $7.9 million of the total purchase price represented the value of in-process technology that had not yet reached technological feasibility and had

                                3COM CORPORATION

                FOR THE YEARS ENDED MAY 31, 1996, 1995 AND 1994

NOTE 3: BUSINESS COMBINATIONS (CONTINUED) no alternative future use and was charged to the Company's operations in fiscal 1995. DSI is engaged in the development of intelligent hubs and related internetworking products.

    FOR THE YEAR ENDED MAY 31, 1994. On January 14, 1994, the Company acquired all of the outstanding shares of Synernetics, Inc. (Synernetics) and assumed all outstanding Synernetics stock options. The purchase price consisted of approximately $104.0 million, plus stock options with a fair value of $3.3 million. A substantial portion of the purchase price was paid using funds from the Company's working capital. Synernetics is engaged in the development, manufacturing and marketing of LAN switching products.

    On February 2, 1994, the Company acquired all of the outstanding shares of Centrum Communications, Inc. (Centrum) and assumed all outstanding Centrum stock options. The purchase price consisted of approximately $36.0 million, of which $16.0 million was paid in cash at the time of the acquisition and $14.3 million was paid in cash in August 1994, pursuant to the acquisition agreement. The remainder was associated with the fair value of the assumed stock options. Centrum is engaged in the development, manufacturing and marketing of remote access products and technology.

    The acquisitions were accounted for as purchases and, accordingly, the acquired assets and liabilities were recorded at their estimated fair values at the dates of acquisition. The aggregate purchase price of $143.3 million, plus $13.1 million of costs directly attributable to the completion of the acquisitions, has been allocated to the assets and liabilities acquired. Approximately $132.1 million of the total purchase price represented in-process technology that had not yet reached technological feasibility and had no alternative future use and was charged to the Company's operations.

NOTE 4: INVESTMENTS

    Available-for-sale securities consist of:

                                                                                     MAY 31, 1996
                                                                   ------------------------------------------------
                                                                                  GROSS        GROSS
                                                                   AMORTIZED   UNREALIZED   UNREALIZED   ESTIMATED
                                                                      COST        GAINS       LOSSES     FAIR VALUE
                                                                   ----------  -----------  -----------  ----------
                                                                                (DOLLARS IN THOUSANDS)
State and municipal securities...................................  $  152,998   $     135    $    (296)  $  152,837
Corporate debt securities........................................      79,299          11         (107)      79,203
U.S. Government and agency securities............................      50,910          11         (383)      50,538
                                                                   ----------  -----------  -----------  ----------
Temporary cash investments.......................................     283,207         157         (786)     282,578
Corporate equity securities......................................       3,010      12,609       --           15,619
                                                                   ----------  -----------  -----------  ----------
Total............................................................  $  286,217   $  12,766    $    (786)  $  298,197
                                                                   ----------  -----------  -----------  ----------
                                                                   ----------  -----------  -----------  ----------

                                3COM CORPORATION

                FOR THE YEARS ENDED MAY 31, 1996, 1995 AND 1994

NOTE 4: INVESTMENTS (CONTINUED)
    Corporate equity securities are included in other current assets.

                                                                                      MAY 31, 1995
                                                                   --------------------------------------------------
                                                                                   GROSS         GROSS
                                                                   AMORTIZED    UNREALIZED    UNREALIZED   ESTIMATED
                                                                      COST         GAINS        LOSSES     FAIR VALUE
                                                                   ----------  -------------  -----------  ----------
                                                                                 (DOLLARS IN THOUSANDS)
State and municipal securities...................................  $  148,153    $     214     $    (228)  $  148,139
Corporate debt securities........................................      49,773           76        --           49,849
U.S. Government and agency securities............................      27,633           39        --           27,672
                                                                   ----------        -----         -----   ----------
Total............................................................  $  225,559    $     329     $    (228)  $  225,660
                                                                   ----------        -----         -----   ----------
                                                                   ----------        -----         -----   ----------

    Realized gains or losses on sales of available-for-sale securities for the years ended May 31, 1996 and 1995 were not significant. The cost of securities sold is based on the specific identification method.

    The contractual maturities of available-for-sale debt securities at May 31, 1996 are as follows:

                                                                        AMORTIZED   ESTIMATED
                                                                           COST     FAIR VALUE
                                                                        ----------  ----------
                                                                        (DOLLARS IN THOUSANDS)
Within one year.......................................................  $  171,071  $  170,896
Over one year to two years............................................     112,136     111,682
                                                                        ----------  ----------
Temporary cash investments............................................  $  283,207  $  282,578
                                                                        ----------  ----------
                                                                        ----------  ----------

NOTE 5: INVENTORIES

    Inventories at May 31 consist of:

                                                                           1996        1995
                                                                        ----------  ----------
                                                                        (DOLLARS IN THOUSANDS)
Finished goods........................................................  $  132,363  $  104,535
Work-in-process.......................................................      22,310      31,102
Raw materials.........................................................      86,345      47,122
                                                                        ----------  ----------
Total.................................................................  $  241,018  $  182,759
                                                                        ----------  ----------
                                                                        ----------  ----------

                                3COM CORPORATION

                FOR THE YEARS ENDED MAY 31, 1996, 1995 AND 1994

NOTE 6: PROPERTY AND EQUIPMENT

    Property and equipment at May 31 consists of:

                                                                         1996         1995
                                                                      -----------  -----------
                                                                       (DOLLARS IN THOUSANDS)
Land................................................................  $    15,257  $     1,303
Buildings...........................................................       35,226        7,365
Machinery and equipment.............................................      325,262      222,320
Furniture and fixtures..............................................       35,475       22,999
Leasehold improvements..............................................       30,218       20,270
Construction in progress............................................       29,514       16,787
                                                                      -----------  -----------
Total...............................................................      470,952      291,044
Accumulated depreciation and amortization...........................     (224,300)    (146,100)
                                                                      -----------  -----------
Property and equipment--net.........................................  $   246,652  $   144,944
                                                                      -----------  -----------
                                                                      -----------  -----------

NOTE 7: ACCRUED AND OTHER LIABILITIES

    Accrued and other liabilities at May 31 consist of:

                                                                         1996         1995
                                                                      -----------  -----------
                                                                       (DOLLARS IN THOUSANDS)
Accrued payroll and related expenses................................  $    49,761  $    46,613
Accrued product warranty............................................       30,574       22,756
Accrued cooperative advertising.....................................       20,300       12,773
Other accrued liabilities...........................................      110,985       67,934
                                                                      -----------  -----------
Accrued and other liabilities.......................................  $   211,620  $   150,076
                                                                      -----------  -----------
                                                                      -----------  -----------

NOTE 8: BORROWING ARRANGEMENTS AND COMMITMENTS

    During the first quarter of fiscal 1995, the Company signed a five-year lease for 225,000 square feet (Phase I) of office and manufacturing space to be built on land adjacent to its existing headquarters in Santa Clara. The Company commenced occupancy of the facility in the first quarter of fiscal 1996, and payments on the lease started in the second quarter of fiscal 1996. The Company amended the lease agreement on February 1, 1996 to add 150,000 square feet of office and manufacturing space and a parking garage (Phase II) to be built on adjacent land. The amended lease expires in five years and provides the Company with an option to purchase both Phase I and II properties or arrange for the sale of the properties to a third party with a guaranteed residual value of up to $57.8 million to the seller of the property. The Company anticipates that it will commence occupancy of, and begin lease payments on, the significant portion of the Phase II property in the fourth quarter of fiscal 1997. Future minimum lease payments are included in the table below.

    As of May 31, 1996, the Company had approximately $22 million in capital expenditure commitments, primarily associated with the expansion and refurbishment of facilities and product manufacturing lines.

    The Company has a $40 million revolving bank credit agreement which expires on December 31, 1996. Under the agreement, the Company may select among various interest rate options, including borrowing at

                                3COM CORPORATION

                FOR THE YEARS ENDED MAY 31, 1996, 1995 AND 1994

NOTE 8: BORROWING ARRANGEMENTS AND COMMITMENTS (CONTINUED) the bank's prime rate. The agreement requires that the Company maintain certain financial ratios and minimum net worth. At May 31, 1996, all such requirements were met and there were no outstanding borrowings under the agreement. The Company has no restrictions on paying cash dividends on its common stock.

    In November 1994, the Company completed a private placement of $110 million aggregate principal amount of convertible subordinated notes under Rule 144A of the Securities Act of 1933. The notes mature in 2001. Interest is payable semi-annually at 10.25% per annum. The notes are convertible at the option of the note holders into the Company's common stock at an initial conversion price of $34.563 per share. Beginning in November 1997, the notes become redeemable at the option of the Company at an initial redemption price of 102.929% of the principal amount. The Company has reserved 3,182,640 shares of common stock for the conversion of these notes.

    3Com Development Corporation, a wholly-owned subsidiary of 3Com, is a limited partner in a lease/ joint venture arrangement to acquire and develop the Company's corporate offices in Santa Clara, which were initially occupied in the first quarter of fiscal 1991. Future minimum lease payments are included in the table below.

    The Company leases its facilities and certain equipment under operating leases. Leases expire at various dates from 1996 to 2013 and certain facility leases have renewal options with rentals based upon changes in the Consumer Price Index or the fair market rental value of the property.

    Future operating lease commitments are as follows:

                                                                                      (IN
FISCAL YEAR                                                                       THOUSANDS)
-------------------------------------------------------------------------------  -------------
1997...........................................................................   $    31,556
1998...........................................................................        26,517
1999...........................................................................        22,262
2000...........................................................................        18,885
2001...........................................................................        11,544
Thereafter.....................................................................         7,004
                                                                                 -------------
Total..........................................................................   $   117,768
                                                                                 -------------
                                                                                 -------------

    Rent expense was $28.2 million, $19.9 million, and $15.6 million for fiscal years ended May 31, 1996, 1995, and 1994, respectively.

NOTE 9: COMMON STOCK

    The Company's common stock was split two-for-one on August 25, 1995 for shareholders of record on August 4, 1995. All applicable share and per share data has been restated to give effect to this stock split.

    SHAREHOLDER RIGHTS PLAN. In September 1989, the Company's Board of Directors approved an amendment and restatement of the stock purchase rights plan and declared a dividend distribution of one common stock purchase right for each outstanding share of its common stock. The Company's Board of Directors approved an amendment and restatement of the rights plan in December 1994. The rights become exercisable based on certain limited conditions related to acquisitions of stock, tender offers and

                                3COM CORPORATION

                FOR THE YEARS ENDED MAY 31, 1996, 1995 AND 1994

NOTE 9: COMMON STOCK (CONTINUED)
certain business combination transactions of the Company. In the event one of the limited conditions is triggered, each right entitles the registered holder to purchase for $250 a number of shares of 3Com common stock (or any acquiring company) with a fair market value of $500. The rights are redeemable at the Company's option for $.01 per right and expire on December 13, 2004.

    STOCK OPTION PLANS. The Company has stock option plans under which employees and directors may be granted options to purchase common stock. Options are generally granted at not less than the fair market value at grant date, vest over a four-year period, and expire ten years after the grant date.

    A summary of option transactions under the plans follows:

                                                             YEARS ENDED MAY 31,
                                                ----------------------------------------------
                                                     1996            1995            1994
                                                --------------  --------------  --------------
                                                    (IN THOUSANDS, EXCEPT PRICE PER SHARE)
Number of option shares:
Granted and assumed...........................           6,912           8,164          10,349
Exercised.....................................          (6,661)         (6,932)         (7,900)
Canceled......................................          (1,489)         (1,271)           (998)
                                                --------------  --------------  --------------
Outstanding at end of year....................          26,289          27,527          27,566
                                                --------------  --------------  --------------
Option price per share:
Granted and assumed...........................  $  4.65-$51.63  $  0.02-$46.93  $  0.22-$51.29
Exercised.....................................     0.02- 46.13     0.22- 33.33     0.22- 19.42
Canceled......................................     0.02- 51.00     0.37- 51.29     0.23- 19.42
                                                --------------  --------------  --------------
Outstanding at end of year....................  $  0.02-$51.63  $  0.02-$46.93  $  0.22-$51.29
                                                --------------  --------------  --------------

    In connection with the fiscal 1996 acquisitions discussed in Note 3, the Company assumed certain outstanding options to purchase common stock of the acquired companies and exchanged them for options to acquire 3.4 million shares of the Company's common stock at exercise prices of $0.24 to $43.52 per share. The Company also assumed certain outstanding warrants to purchase common stock of Primary Access and exchanged them for warrants to acquire 54,000 shares of the Company's common stock at exercise prices of $2.26 to $4.89. All warrants were exercised during fiscal 1996.

    On July 13, 1995, the Board of Directors authorized the increase of shares available for future grant under the 1994 Stock Option Plan by 3.7 million shares. At May 31, 1996, options to purchase 12.8 million shares were exercisable, 8.1 million shares were available for future grants, and 34.4 million shares were reserved for issuance under the stock option plans.

    EMPLOYEE STOCK PURCHASE PLAN. The Company has an employee stock purchase plan, under which eligible employees may authorize payroll deductions of up to 10 percent of their compensation (as defined) to purchase common stock at a price not less than 85 percent of the lower of the fair market value as of the beginning or the end of the offering period. On September 28, 1995, the shareholders of the Company approved an amendment to increase the share reserve under the employee stock purchase plan by 6.0 million shares. At May 31, 1996,
6.1 million shares of common stock were reserved for issuance under this plan.

                                3COM CORPORATION

                FOR THE YEARS ENDED MAY 31, 1996, 1995 AND 1994

NOTE 9: COMMON STOCK (CONTINUED)
    RESTRICTED STOCK PLAN. The Company has a restricted stock plan, under which shares of common stock are reserved for issuance at no cost to key employees. Compensation expense, equal to the fair market value on the date of the grant, is recognized as the granted shares vest over a one-to-four year period. On September 28, 1995, the shareholders of the Company approved an amendment to increase the share reserve under the restricted stock plan by 500,000 shares. At May 31, 1996, 703,000 shares were reserved for future issuance.

    STOCK REPURCHASE PROGRAM. The Board of Directors has authorized the Company to repurchase up to 30.0 million shares of common stock. Under this authorization, 24.5 million shares have been repurchased and the Company may repurchase up to an additional 5.5 million shares of common stock.

NOTE 10: FOREIGN EXCHANGE CONTRACTS

    INTERCOMPANY BALANCES AND BALANCE SHEET EXPOSURES. The Company does not use derivative financial instruments for speculative or trading purposes. The Company enters into foreign exchange forward contracts to hedge certain balance sheet exposures and intercompany balances against future movements in foreign exchange rates. Gains and losses on the foreign exchange contracts are included in other income--net, which offset foreign exchange gains or losses from revaluation of foreign currency-denominated balance sheet items and intercompany balances. The contracts require the Company to exchange foreign currencies for U.S. dollars or vice versa, and generally mature in one month, unless otherwise noted below.

    At May 31, 1996, the Company had outstanding foreign exchange forward contracts of $24.1 million which have remaining maturities of one month. In addition, the Company entered into foreign exchange forward contracts to minimize fluctuation in the expected U.S. dollar cost to purchase manufacturing equipment due to movements in the Japanese Yen-to-U.S. dollar exchange rate. At May 31, 1996, the outstanding foreign exchange contracts related to the manufacturing equipment were $5.6 million. The contracts require the Company to exchange U.S. dollars for Japanese Yen and have remaining maturities from three to four months. Gains and losses on the forward contracts, if significant, are included in construction in progress.

    The Company also entered into a foreign exchange forward contract to minimize fluctuations in the expected U.S. dollar cost to purchase and refurbish a U.K. facility due to movements in the British Pound Sterling (GBP). The forward contract matured in May 1996 to coincide with the purchase of the facility. At May 31, 1996, the Company held the equivalent of $10.7 million in cash in GBP as a hedge against commitments to refurbish the facility. Gains and losses on this hedge, if significant, are included in construction in progress.

    At May 31, 1995, the Company had outstanding foreign exchange forward contracts of $16.7 million, excluding the foreign exchange contract related to the expansion of an Irish manufacturing facility for $10.1 million. The expansion of the facility was subsequently completed during fiscal 1996.

NOTE 11: FINANCIAL INSTRUMENTS FAIR VALUE DISCLOSURE

    The following summary disclosures are made in accordance with the provisions of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," which requires the disclosure of fair value

                                3COM CORPORATION

                FOR THE YEARS ENDED MAY 31, 1996, 1995 AND 1994

NOTE 11: FINANCIAL INSTRUMENTS FAIR VALUE DISCLOSURE (CONTINUED) information about both on- and off-balance sheet financial instruments where it is practicable to estimate the value. Fair value is defined in SFAS 107 as the amount at which an instrument could be exchanged in a current transaction between willing parties, rather than in a forced or liquidation sale, which is not the Company's intent.

    Because SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements, any aggregation of the fair value amounts presented would not represent the underlying value of the Company.

                                                                        MAY 31, 1996            MAY 31, 1995
                                                                   ----------------------  ----------------------
                                                                    CARRYING   ESTIMATED    CARRYING   ESTIMATED
                                                                     AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
                                                                   ----------  ----------  ----------  ----------
                                                                               (DOLLARS IN THOUSANDS)
Assets:
  Cash and cash equivalents......................................  $  216,759  $  216,759  $  159,908  $  159,908
  Temporary cash investments.....................................     282,578     282,578     225,660     225,660
  Corporate equity securities....................................      15,619      15,619      --          --
Liabilities:
  Convertible subordinated notes.................................  $  110,000  $  182,463  $  110,000  $  138,050
Commitments:
  Foreign exchange contracts.....................................  $   29,752  $   29,711  $   26,796  $   26,782

    The following methods and assumptions were used in estimating the fair values of financial instruments:

    CASH AND CASH EQUIVALENTS. The carrying amounts reported in the balance sheets for cash and cash equivalents approximate their estimated fair values.

    TEMPORARY CASH INVESTMENTS, CORPORATE EQUITY SECURITIES, CONVERTIBLE SUBORDINATED NOTES, AND FOREIGN EXCHANGE CONTRACTS. The fair value of temporary cash investments, corporate equity securities, convertible subordinated notes, and foreign exchange contracts are based on quoted market prices.

NOTE 12: LICENSE

    In fiscal 1994, the Company licensed certain in-process wireless technology from Pacific Monolithics, Inc. This technology was still under development and, accordingly, $2.4 million of the $2.5 million cost of obtaining this license represented in-process technology and was charged to operations in fiscal 1994.

NOTE 13: ACQUISITION-RELATED CHARGES AND OTHER

    Acquisition-related charges for the year ended May 31, 1996 consisted of acquisition costs of $69.0 million related to the acquisition of Chipcom (see
Note 3) and approximately $1.0 million for a settlement of litigation. The $69.0 million charge includes $60.8 million of exit expenses and $8.2 million of direct transaction costs (consisting primarily of investment banking and other professional fees). Exit expenses include approximately $37.8 million of costs of eliminating duplicate and discontinued products, $5.1 million of severance and related costs for approximately 80 employees primarily associated with duplicate or discontinued product lines, field sales and administrative functions, $4.3 million of costs of eliminating

                                3COM CORPORATION

                FOR THE YEARS ENDED MAY 31, 1996, 1995 AND 1994

NOTE 13: ACQUISITION-RELATED CHARGES AND OTHER (CONTINUED) duplicate facilities and $13.6 million of other acquisition-related costs. Total expected cash expenditures relating to the acquisition-related charges are $24.7 million, of which $13.5 million was disbursed prior to May 31, 1996 and the remaining $11.2 million is expected to be paid within the next twelve months.

    Acquisition-related charges for the year ended May 31, 1995 consists of direct transaction costs of $11.2 million related to 3Com's acquisitions of Sonix and Primary Access, and Chipcom's acquisition of Artel (see Note 3). Offsetting the acquisition-related charges in fiscal 1995 was a $1.1 million reduction in accrued costs associated with the fiscal 1991 restructuring based on revised estimates of future costs.

NOTE 14: OTHER INCOME--NET

    Other income--net consists of:

                                                                     YEARS ENDED MAY 31,
                                                               -------------------------------
                                                                 1996       1995       1994
                                                               ---------  ---------  ---------
                                                                   (DOLLARS IN THOUSANDS)
Interest income..............................................  $  21,636  $  12,338  $   5,177
Interest expense.............................................    (12,611)    (7,144)      (635)
Other........................................................     (2,237)      (299)      (564)
                                                               ---------  ---------  ---------
Total........................................................  $   6,788  $   4,895  $   3,978
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

NOTE 15: INCOME TAXES

    The provision for income taxes consists of:

                                                                            YEARS ENDED MAY 31,
                                                                    -----------------------------------
                                                                       1996        1995         1994
                                                                    ----------  -----------  ----------
                                                                          (DOLLARS IN THOUSANDS)
Current:
  Federal.........................................................  $   67,645  $    69,113  $   39,676
  State...........................................................      22,957       22,112       9,743
  Foreign.........................................................      46,163       23,380      17,622
                                                                    ----------  -----------  ----------
Total current.....................................................     136,765      114,605      67,041
                                                                    ----------  -----------  ----------
Deferred:
  Federal.........................................................      (3,195)     (22,333)    (10,673)
  State...........................................................      (3,449)      (7,790)       (330)
  Foreign.........................................................         494          310       1,053
                                                                    ----------  -----------  ----------
Total deferred....................................................      (6,150)     (29,813)     (9,950)
                                                                    ----------  -----------  ----------
Total.............................................................  $  130,615  $    84,792  $   57,091
                                                                    ----------  -----------  ----------
                                                                    ----------  -----------  ----------

                                3COM CORPORATION

                FOR THE YEARS ENDED MAY 31, 1996, 1995 AND 1994

NOTE 15: INCOME TAXES (CONTINUED)

    The components of the net deferred tax assets at May 31, consist of:

                                                                                    1996        1995
                                                                                 ----------  -----------
                                                                                 (DOLLARS IN THOUSANDS)
Deferred tax assets:
  Reserves not recognized for tax purposes.....................................  $   65,537  $    40,855
  Net operating loss carryforwards.............................................      24,229       21,987
  Amortization and depreciation................................................      20,418       24,801
  Other........................................................................      17,494       19,439
  Valuation allowance..........................................................     (27,491)     (27,982)
                                                                                 ----------  -----------
Total deferred tax assets......................................................     100,187       79,100
                                                                                 ----------  -----------
Deferred tax liabilities:
  Unremitted earnings..........................................................     (32,406)     (12,828)
  Net unrealized gain on available-for-sale securities.........................      (4,821)        (123)
  Other........................................................................      --           (1,279)
                                                                                 ----------  -----------
Net deferred tax assets........................................................  $   62,960  $    64,870
                                                                                 ----------  -----------
                                                                                 ----------  -----------

    The valuation allowance relates primarily to the remaining portion of acquired net operating losses as the Company believes that, due to various limitations, it is more likely than not that such benefits will not be realized. The allowance also relates to certain expenses, the realization of which is not assured on future state income tax returns. The valuation allowance decreased $491,000 in fiscal 1996, and increased $15.8 million and $1.8 million in 1995 and 1994, respectively.

    The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate to income before taxes as follows:

                                                                                     YEARS ENDED MAY 31,
                                                                            -------------------------------------
                                                                               1996         1995         1994
                                                                            -----------  -----------  -----------
Tax computed at federal statutory rate....................................       35.0%        35.0%        35.0%
State income taxes, net of federal effect.................................        4.1          4.1          3.7
Foreign sales corporation.................................................       (0.7)        (1.1)        (3.1)
Tax exempt investment income..............................................       (0.6)        (0.9)        (3.2)
Benefit of net operating loss carryforwards...............................      --           --            (4.0)
Provision for combined foreign and U.S. taxes on certain foreign income at
 rates less than U.S. rates...............................................       (4.6)        (3.5)        (2.4)
Non-deductible book losses................................................      --           --             1.5
Research tax credits......................................................       (0.1)        (1.5)        (4.4)
Non-deductible purchased in-process technology............................        7.6          3.1        105.0
Effect of tax law changes.................................................      --           --            (2.8)
Other.....................................................................        1.6          1.8          0.9
                                                                                  ---          ---        -----
Total.....................................................................       42.3%        37.0%       126.2%
                                                                                  ---          ---        -----
                                                                                  ---          ---        -----

    Income before income taxes for the years ended May 31, 1996, 1995, and 1994 includes income of $241.1 million, $131.2 million and $58.2 million, respectively from the Company's foreign subsidiaries. The Company has not provided for federal income taxes on approximately $107.3 million of undistributed earnings of its foreign subsidiaries in countries in which the statutory tax rates are less than the U.S. rates. The Company intends to reinvest in subsidiary operations indefinitely. If such undistributed earnings were to be remitted, the related tax liability would be approximately $29.8 million.

                                3COM CORPORATION

                FOR THE YEARS ENDED MAY 31, 1996, 1995 AND 1994

NOTE 16: GEOGRAPHIC AREA INFORMATION

    The Company operates in a single industry segment: the design, manufacture, marketing, and support of data networking systems. The Company's foreign operations consist primarily of central distribution and order administration, manufacturing and research and development facilities in Western Europe, and sales, marketing and customer service activities conducted through sales subsidiaries throughout the world.

    Sales, operating income and identifiable assets, classified by the major geographic areas in which the Company operates, are as follows:

                                                                  1996          1995           1994
                                                              ------------  -------------  ------------
                                                                       (DOLLARS IN THOUSANDS)
Revenues from unaffiliated customers:
United States operations....................................  $  1,104,350  $     767,484  $    513,759
Export sales from United States operations..................       456,906        302,670       173,742
European operations.........................................       764,992        523,151       324,032
Other.......................................................           853            164       --
                                                              ------------  -------------  ------------
Total.......................................................  $  2,327,101  $   1,593,469  $  1,011,533
                                                              ------------  -------------  ------------
                                                              ------------  -------------  ------------
Transfers from geographic areas (eliminated in
 consolidation):
United States operations....................................  $    241,680  $     144,862  $    112,418
European operations.........................................       107,295        123,360        52,595
Other.......................................................        15,465            439       --
                                                              ------------  -------------  ------------
Total.......................................................  $    364,440  $     268,661  $    165,013
                                                              ------------  -------------  ------------
                                                              ------------  -------------  ------------
Operating income (loss):
United States operations....................................  $    103,020  $     105,305  $    (35,794)
European operations.........................................       247,399        143,349        63,306
Other.......................................................        21,185         (2,351)          587
Eliminations................................................       (69,923)       (21,847)       (4,602)
                                                              ------------  -------------  ------------
Total.......................................................  $    301,681  $     224,456  $     23,497
                                                              ------------  -------------  ------------
                                                              ------------  -------------  ------------
Identifiable assets:
United States operations....................................  $  1,091,091  $     874,607
European operations.........................................       441,668        239,947
Other.......................................................        32,015         10,895
Eliminations................................................       (39,657)       (50,639)
                                                              ------------  -------------
Total.......................................................  $  1,525,117  $   1,074,810
                                                              ------------  -------------
                                                              ------------  -------------

    Operating income (loss) for the United States operations for the years ended May 31, 1996, 1995 and 1994 included charges of approximately $52.4 million, $68.7 million and $134.5 million, respectively, for purchased in-process technology resulting from the Company's acquisitions in those years (see Note
3). In connection with the acquisition of Chipcom, approximately $63.0 million of acquisition-related costs was charged to the United States operations in fiscal 1996 (see Note 13). Transfers between geographic areas are accounted for at prices representative of unaffiliated party transactions.

                                3COM CORPORATION

                FOR THE YEARS ENDED MAY 31, 1996, 1995 AND 1994

NOTE 17: LITIGATION

    On October 13, 1995, the Company acquired Chipcom, which had already been named as a defendant in the litigation described below. On May 30, 1995, a complaint was filed in the United States District Court for the District of Massachusetts entitled LUCILLE NAPPO, MARC LINSKY, CONSTANDINE MACHAKOS, AND MARY MACHAKOS V. CHIPCOM CORP., JOHN ROBERT HELD, ROBERT PETER BADAVAS, BRUCE L. COHEN, MENACHEM E. ABRAHAM, AND JERALD G. FISHMAN. The named plaintiffs purport to represent the class of persons who purchased Chipcom's common stock during the period from and including February 8, 1995 through and including May 26, 1995. The complaint alleged violations by the defendants of Sections 10(b) and 20(a) of the Securities and Exchange Act of 1934, and sought unspecified damages. On June 7, 1995, a complaint alleging very similar claims was filed against the same defendants in the same Court by Anthony Mallozzi. A third similar complaint was filed against the same defendants in the same Court on June 8, 1995, by Daniel List. A fourth similar complaint was filed in the same Court on June 16, 1995, entitled SEAN J. CARNEY AND NICHOLAS GIANNANTONIO V. CHIPCOM CORP., JOHN HELD, AND ROBERT BADAVAS. A fifth similar complaint was filed in the same Court on June 16, 1995, entitled MANUEL C. DESOUSA AND BARBARA
J. DESOUSA V. CHIPCOM CORP., JOHN HELD, AND ROBERT BADAVAS. The cases were consolidated for pretrial purposes pursuant to an order entered by the Court on June 15, 1995. The consolidated action is entitled IN RE: CHIPCOM SECURITIES LITIGATION, Civil Action No. 95-111114-DPW. A Consolidated Complaint was filed on September 13, 1995, and an Amended Consolidated Complaint was filed on November 30, 1995.

    The defendants' motion to dismiss the Amended Consolidated Complaint was granted without leave to amend on May 1, 1996. The dismissal covers all five cases. The plaintiffs have appealed the order granting the dismissal.

                                3COM CORPORATION

                  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                       FISCAL 1996 QUARTERS ENDED                  FISCAL 1995 QUARTERS ENDED
                               ------------------------------------------  ------------------------------------------
                                MAY 31     FEB. 29    NOV. 30    AUG. 31    MAY 31     FEB. 28    NOV. 30    AUG. 31
                                 1996       1996       1995       1995       1995       1995       1994       1994
                               ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales........................  $ 660,266  $ 606,002  $ 563,544  $ 497,289  $ 476,256  $ 425,759  $ 376,771  $ 314,683
                               ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross margin.................    350,508    321,183    296,825    261,739    256,855    228,833    201,725    167,963
Gross margin %...............       53.1%      53.0%      52.7%      52.6%      53.9%      53.7%      53.5%      53.4%
                               ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income.............     71,711    113,010     29,921     87,039     87,122     75,738     12,098     49,498
                               ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income...................     29,498     74,590     16,345     57,421     54,153     48,504      9,257     32,645
Net income %.................        4.5%      12.3%       2.9%      11.5%      11.4%      11.4%       2.5%      10.4%
                               ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Fully diluted net income per
 share.......................  $    0.16  $    0.42  $    0.09  $    0.33  $    0.31  $    0.28  $    0.05  $    0.20
                               ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

    Net income for the quarter ended May 31, 1996 included a charge of approximately $52.4 million ($.29 per share) for purchased in-process technology and a charge of approximately $1.0 million (approximately $.01 per share) for a litigation settlement. Net income for the quarter ended November 30, 1995 included a charge of approximately $69.0 million ($.28 per share) for merger-related costs. Net income for the quarter ended May 31, 1995 included a charge of approximately $6.1 million ($.04 per share) for merger-related costs. Net income for the quarter ended February 28, 1995 included a charge of approximately $7.9 million ($.03 per share) for purchased in-process technology. Net income for the quarter ended November 30, 1994 included a charge of approximately $60.8 million ($.23 per share) for purchased in-process technology and a credit of $1.1 million ($.01 per share) for a reduction in accrued restructuring costs. Net income for the quarter ended August 31, 1994 included a charge of approximately $5.1 million ($.02 per share) for merger-related costs. See Notes 3 and 13 to the Consolidated Financial Statements for additional information on the above transactions. Excluding the non-recurring items noted above, pro forma net income and net income per share on a fully diluted basis would have been as follows:

                                                FISCAL 1996 QUARTERS ENDED                    FISCAL 1995 QUARTERS ENDED
                                       --------------------------------------------  --------------------------------------------
                                        MAY 31     FEB. 29    NOV. 30     AUG. 31     MAY 31     FEB. 28    NOV. 30     AUG. 31
                                         1996       1996       1995        1995        1995       1995       1994        1994
                                       ---------  ---------  ---------  -----------  ---------  ---------  ---------  -----------
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Pro forma net income.................  $  82,469  $  74,590  $  65,553   $  57,421   $  60,253  $  53,481  $  45,937   $  35,874
Pro forma net income per share.......  $    0.46  $    0.42  $    0.37  $     0.33   $    0.35  $    0.31  $    0.27  $     0.22
                                       ---------  ---------  ---------  -----------  ---------  ---------  ---------  -----------

                                3COM CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                                                      MAY 31, 1996
                                                                                         AUGUST 31,   ------------
                                                                                            1996
                                                                                        ------------
                                                                                        (UNAUDITED)

                                                      ASSETS
Current Assets:
  Cash and cash equivalents...........................................................  $    218,035  $    216,759
  Temporary cash investments..........................................................       359,111       282,578
  Trade receivables...................................................................       418,840       359,182
  Inventories.........................................................................       227,375       241,018
  Deferred income taxes...............................................................        87,789        79,259
  Other...............................................................................        70,933        60,915
                                                                                        ------------  ------------
Total current assets..................................................................     1,382,083     1,239,711
Property and equipment--net...........................................................       267,531       246,652
Other assets..........................................................................        39,916        38,754
                                                                                        ------------  ------------
Total.................................................................................  $  1,689,530  $  1,525,117
                                                                                        ------------  ------------
                                                                                        ------------  ------------

                                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable....................................................................  $    111,418  $    120,211
  Accrued and other liabilities.......................................................       241,005       211,620
  Income taxes payable................................................................       106,267        82,690
                                                                                        ------------  ------------
Total current liabilities.............................................................       458,690       414,521
Long-term debt........................................................................       110,000       110,000
Other long-term obligations...........................................................         5,371         5,492
Deferred income taxes.................................................................        22,638        16,299

Shareholders' Equity:
  Preferred stock, no par value, 3,000,000 shares authorized; none outstanding               --            --
  Common stock, $.01 par value, 400,000,000 shares authorized; shares outstanding:
    August 31, 1996: 169,904,038; May 31, 1996: 168,799,586...........................       619,771       597,452
  Unamortized restricted stock grants.................................................        (4,144)       (4,487)
  Retained earnings...................................................................       472,468       379,358
  Unrealized net gain on available-for-sale securities................................         5,257         7,159
  Accumulated translation adjustments.................................................          (521)         (677)
                                                                                        ------------  ------------
Total shareholders' equity............................................................     1,092,831       978,805
                                                                                        ------------  ------------
Total.................................................................................  $  1,689,530  $  1,525,117
                                                                                        ------------  ------------
                                                                                        ------------  ------------

                See notes to consolidated financial statements.

                                3COM CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
                      (IN THOUSANDS EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                                            QUARTERS ENDED AUGUST
                                                                                                     31,
                                                                                            ----------------------
                                                                                               1996        1995
                                                                                            ----------  ----------
SALES.....................................................................................  $  706,968  $  497,289
Cost of sales.............................................................................     325,032     235,550
                                                                                            ----------  ----------
Gross margin..............................................................................     381,936     261,739
Operating expenses:
  Sales and marketing.....................................................................     141,357     102,211
  Research and development................................................................      69,516      51,548
  General and administrative..............................................................      29,591      20,941
                                                                                            ----------  ----------
    Total.................................................................................     240,464     174,700
                                                                                            ----------  ----------
Operating income..........................................................................     141,472      87,039
Other income-net..........................................................................       2,894       1,253
                                                                                            ----------  ----------
Income before income taxes................................................................     144,366      88,292
Income tax provision......................................................................      51,253      30,871
                                                                                            ----------  ----------
NET INCOME................................................................................  $   93,113  $   57,421
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Net income per common and equivalent share:
  Primary.................................................................................  $     0.52  $     0.33
  Fully diluted...........................................................................  $     0.52  $     0.33

Common and equivalent shares used in computing per share amounts:
  Primary.................................................................................     179,174     173,833
  Fully diluted...........................................................................     179,448     174,520

                See notes to consolidated financial statements.

                                3COM CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                                                            QUARTERS ENDED AUGUST
                                                                                                     31,
                                                                                           -----------------------
                                                                                              1996         1995
                                                                                           -----------  ----------
Cash flows from operating activities:
  Net income.............................................................................  $    93,113  $   57,421
  Adjustments to reconcile net income to cash provided by operating activities:
    Depreciation and amortization........................................................       31,987      19,446
    Deferred income taxes................................................................         (875)     11,966
    Adjustment to conform fiscal year of pooled entity--Chipcom..........................      --           (3,048)
    Changes in assets and liabilities, net of effects of acquisitions:
      Trade receivables..................................................................      (59,658)    (40,995)
      Inventories........................................................................       11,804     (17,116)
      Other current assets...............................................................      (13,365)      2,794
      Accounts payable...................................................................       (8,793)     (1,866)
      Accrued and other liabilities......................................................       29,720      (5,995)
      Income taxes payable...............................................................       38,083      14,950
                                                                                           -----------  ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES................................................      122,016      37,557
                                                                                           -----------  ----------
Cash flows from investing activities:
  Purchase of property and equipment.....................................................      (48,314)    (38,228)
  Purchase of temporary cash investments.................................................     (152,770)    (47,103)
  Proceeds from temporary cash investments...............................................       75,401      86,720
  Other--net.............................................................................       (2,805)     (7,989)
                                                                                           -----------  ----------
NET CASH USED FOR INVESTING ACTIVITIES...................................................     (128,488)     (6,600)
                                                                                           -----------  ----------
Cash flows from financing activities:
  Sale of stock..........................................................................        7,810       5,444
  Repayments of notes payable and capital lease obligations..............................         (218)     (1,717)
  Other--net.............................................................................          156        (366)
                                                                                           -----------  ----------
NET CASH PROVIDED BY FINANCING ACTIVITIES................................................        7,748       3,361
                                                                                           -----------  ----------
Increase in cash and cash equivalents....................................................        1,276      34,318
Cash and cash equivalents at beginning of period.........................................      216,759     159,908
                                                                                           -----------  ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD...............................................  $   218,035  $  194,226
                                                                                           -----------  ----------
                                                                                           -----------  ----------
Non-cash financing and investing activities:
  Tax benefit on stock option transactions...............................................  $    14,506  $    8,698
  Unrealized net gain (loss) on available-for-sale securities............................  $    (1,902) $      122

                See notes to consolidated financial statements.

                                3COM CORPORATION

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. The consolidated financial statements include the accounts of 3Com Corporation (the "Company") and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. In the opinion of management, these unaudited consolidated financial statements include all adjustments necessary for a fair presentation of the Company's financial position as of August 31, 1996, and the results of operations and cash flows for the quarters ended August 31, 1996 and 1995.

    The results of operations for the quarter ended August 31, 1996 may not necessarily be indicative of the results to be expected for the fiscal year ending May 31, 1997.

    These financial statements should be read in conjunction with the consolidated financial statements and related notes thereto for the fiscal year ended May 31, 1996 included in this Prospectus/Consent Solicitation Statement.

2. Inventories consisted of (in thousands):

                                                                        AUGUST 31,   MAY 31,
                                                                           1996        1996
                                                                        ----------  ----------
Finished goods........................................................  $  130,224  $  132,363
Work-in-process.......................................................      18,604      22,310
Raw materials.........................................................      78,547      86,345
                                                                        ----------  ----------
Total.................................................................  $  227,375  $  241,018
                                                                        ----------  ----------
                                                                        ----------  ----------

3. NET INCOME PER SHARE

    Net income per common and equivalent share is computed based on the weighted average number of common shares and the dilutive effects of stock options outstanding during the period using the treasury stock method. The effect of the assumed conversion of the 10.25% convertible subordinated notes was excluded from the computation as it was antidilutive for the periods presented.

4. LITIGATION

    On October 13, 1995, the Company acquired Chipcom, which had already been named as a defendant in the litigation described below. Five complaints were filed between May, 30, 1995 and June 16, 1995 that alleged violations by the defendants of Sections 10(b) and 20(a) of the Securities and Exchange Act of 1934, and sought unspecified damages. The cases were consolidated for pretrial purposes pursuant to an order entered by the Court on June 15, 1995. The consolidated action is entitled IN RE: CHIPCOM SECURITIES LITIGATION, Civil Action No. 95-111114-DPW. A Consolidated Complaint was filed on September 13, 1995, and an Amended Consolidated Complaint was filed on November 30, 1995.

    The defendants' motion to dismiss the Amended Consolidated Complaint was granted without leave to amend on May 1, 1996. The dismissal covers all five cases. The plaintiffs appealed the order granting the dismissal. On October 1, 1996, the parties to these cases agreed upon what the Company considers to be favorable financial terms for settlement of all five cases, which amount the Company does not consider material to its operations or financial position. Pursuant to the contemplated settlement, which would be subject to the approval of the District Court, it is intended that all claims of all persons which are related to the subject matter of the Consolidated Complaint would be settled and released.

                                3COM CORPORATION

5. SUBSEQUENT EVENT

    On September 26, 1996, the shareholders of the Company approved a proposal to amend 3Com's Articles of Incorporation to designate a par value of $.01 for each share of common stock. The financial statements have been restated to reflect this event.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of OnStream Networks, Inc.:

    We have audited the accompanying balance sheets of OnStream Networks, Inc. (formerly T3plus Networking, Inc.) as of December 31, 1995 and 1994, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the financial position of OnStream Networks, Inc. at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
January 22, 1996

                            ONSTREAM NETWORKS, INC.

                                 BALANCE SHEETS

                                          ASSETS
                                                        SEPTEMBER
                                                           30,       DECEMBER     DECEMBER
                                                          1996       31, 1995     31, 1994
                                                       -----------  -----------  ----------
                                                        UNAUDITED
CURRENT ASSETS:
  Cash and equivalents...............................  $ 3,992,000  $ 2,420,000  $5,608,000
  Short-term investments.............................      860,000    1,573,000     999,000
  Accounts receivable, net of allowances for
    $217,000, $172,000 and $120,000..................    2,155,000    1,583,000     830,000
  Inventories........................................    2,790,000    2,936,000   1,421,000
  Prepaid expenses and deposits......................      212,000      124,000     112,000
                                                       -----------  -----------  ----------
      Total current assets...........................   10,009,000    8,636,000   8,970,000
PROPERTY--Net........................................    2,075,000    1,765,000   1,102,000
DEPOSITS.............................................       72,000       72,000      61,000
                                                       -----------  -----------  ----------
TOTAL................................................  $12,156,000  $10,473,000  $10,133,000
                                                       -----------  -----------  ----------
                                                       -----------  -----------  ----------


                           LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Revolving note payable to bank.....................  $   --       $ 1,000,000  $   --
  Accounts payable...................................      449,000      774,000     722,000
  Accrued liabilities................................    1,718,000    1,179,000   1,111,000
  Current portion of long-term obligations...........      686,000      449,000     273,000
  Deferred revenues..................................      884,000      850,000     371,000
                                                       -----------  -----------  ----------
      Total current liabilities......................    3,737,000    4,252,000   2,477,000
                                                       -----------  -----------  ----------
CAPITAL LEASE OBLIGATIONS............................      --             1,000     172,000
                                                       -----------  -----------  ----------
BANK TERM NOTE.......................................      985,000      589,000     200,000
                                                       -----------  -----------  ----------
DEFERRED RENT........................................      227,000      238,000     221,000
                                                       -----------  -----------  ----------
SHAREHOLDERS' EQUITY:
  Convertible preferred stock--no par value,
    11,298,600 shares authorized; shares outstanding:
    1996-- 11,187,376; 1995 and 1994--9,356,711;
    liquidation preference of $25,340,000............   25,234,000   17,256,000  17,256,000
  Common stock--no par value, 20,000,000 shares
    authorized; shares outstanding: 1996--3,017,205;
    1995--2,758,291; 1994--2,091,468.................      478,000      408,000     247,000
  Notes receivable from sale of stock................     (327,000)    (331,000) (1,392,000)
  Accumulated deficit................................  (18,178,000) (11,940,000) (9,048,000)
                                                       -----------  -----------  ----------
      Total shareholders' equity.....................    7,207,000    5,393,000   7,063,000
                                                       -----------  -----------  ----------
TOTAL................................................  $12,156,000  $10,473,000  $10,133,000
                                                       -----------  -----------  ----------
                                                       -----------  -----------  ----------

                       See notes to financial statements.

                            ONSTREAM NETWORKS, INC.

                            STATEMENTS OF OPERATIONS

                                                                                     YEARS ENDED
                                             NINE MONTHS ENDED                       DECEMBER 31,
                                               SEPTEMBER 30,          ------------------------------------------
                                        ----------------------------      1995           1994           1993
                                                           1995       -------------  -------------  ------------
                                                       -------------
                                            1996        (UNAUDITED)
                                        -------------
                                         (UNAUDITED)
REVENUES:
  Product sales.......................   $ 6,706,000    $ 8,085,000   $  10,460,000  $   7,035,000   $6,355,000
  Service and rental revenue..........     1,737,000        967,000       1,455,000        720,000      520,000
                                        -------------  -------------  -------------  -------------  ------------
    Total revenues....................     8,443,000      9,052,000      11,915,000      7,755,000    6,875,000
                                        -------------  -------------  -------------  -------------  ------------
COST OF REVENUES:
  Cost of product sales...............     4,141,000      3,328,000       4,338,000      3,010,000    2,132,000
  Cost of service and rental
    revenue...........................     1,075,000        754,000       1,015,000        571,000      278,000
                                        -------------  -------------  -------------  -------------  ------------
    Total cost of revenues............     5,216,000      4,082,000       5,353,000      3,581,000    2,410,000
                                        -------------  -------------  -------------  -------------  ------------
GROSS PROFIT..........................     3,227,000      4,970,000       6,562,000      4,174,000    4,465,000
                                        -------------  -------------  -------------  -------------  ------------
OPERATING EXPENSES:
Selling, general and administrative
  expenses............................     5,487,000      4,037,000       5,867,000      4,801,000    2,916,000
Product development...................     4,113,000      2,781,000       3,876,000      2,494,000    2,283,000
                                        -------------  -------------  -------------  -------------  ------------
    Total operating expenses..........     9,600,000      6,818,000       9,743,000      7,295,000    5,199,000
                                        -------------  -------------  -------------  -------------  ------------
LOSS FROM OPERATIONS..................    (6,373,000)    (1,848,000)     (3,181,000)    (3,121,000)    (734,000)
                                        -------------  -------------  -------------  -------------  ------------
OTHER INCOME (EXPENSE):
  Interest income.....................       254,000        283,000         328,000         62,000       72,000
  Interest expense....................      (151,000)       (68,000)       (109,000)      (109,000)     (77,000)
  Other...............................        32,000         49,000          70,000         34,000       20,000
                                        -------------  -------------  -------------  -------------  ------------
  Other income (expense)--net.........       135,000        264,000         289,000        (13,000)      15,000
                                        -------------  -------------  -------------  -------------  ------------
NET LOSS..............................   $(6,238,000)   $(1,584,000)  $  (2,892,000) $  (3,134,000)  $ (719,000)
                                        -------------  -------------  -------------  -------------  ------------
                                        -------------  -------------  -------------  -------------  ------------
NET LOSS PER COMMON AND EQUIVALENT
  SHARE...............................   $     (2.12)   $     (0.69)  $       (1.22) $       (1.62)  $    (0.52)
                                        -------------  -------------  -------------  -------------  ------------
                                        -------------  -------------  -------------  -------------  ------------
COMMON AND EQUIVALENT SHARES USED IN
  COMPUTING PER SHARE AMOUNTS.........     2,936,000      2,284,000       2,379,000       1,930,00    1,393,000
                                        -------------  -------------  -------------  -------------  ------------
                                        -------------  -------------  -------------  -------------  ------------

                       See notes to financial statements.

                            ONSTREAM NETWORKS, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                          PREFERRED STOCK             COMMON STOCK
                                     --------------------------  ----------------------     NOTES       ACCUMULATED
                                       SHARES        AMOUNT        SHARES      AMOUNT     RECEIVABLE      DEFICIT         TOTAL
                                     -----------  -------------  ----------  ----------  ------------  --------------  ------------
BALANCES, January 1, 1993..........    4,440,045  $   7,287,000   1,377,035  $   82,000  $    (35,000) $   (5,195,000) $  2,139,000
Sale of Series C convertible
 preferred stock (net of issuance
 costs of $18,000).................    2,000,000      2,982,000                                                           2,982,000
Issuance of common stock for notes
 receivable........................                                  80,000      18,000       (18,000)                      --
Repayment of notes receivable......                                                            11,000                        11,000
Exercise of stock options..........                                   1,333      --                                         --
Net loss...........................                                                                          (719,000)     (719,000)
                                     -----------  -------------  ----------  ----------  ------------  --------------  ------------
BALANCES, December 31, 1993........    6,440,045     10,269,000   1,458,368     100,000       (42,000)     (5,914,000)    4,413,000
Sale of Series D convertible
 preferred stock (net of issuance
 costs of $13,000).................    2,916,666      6,987,000                            (1,214,000)                    5,773,000
Issuance of common stock for notes
 receivable........................                                 660,000     148,000      (148,000)                      --
Repurchase of unvested shares......                                 (36,332)     (3,000)                                     (3,000)
Repayment of notes receivable......                                                            12,000                        12,000
Exercise of stock options..........                                   9,432       2,000                                       2,000
Net loss...........................                                                                        (3,134,000)   (3,134,000)
                                     -----------  -------------  ----------  ----------  ------------  --------------  ------------
BALANCES, December 31, 1994........    9,356,711     17,256,000   2,091,468     247,000    (1,392,000)     (9,048,000)    7,063,000
Issuance of common stock for notes
 receivable........................                                 630,000     154,000      (154,000)                      --
Sale of common stock...............                                     100      --                                         --
Repurchase of unvested shares......                                  (1,999)     (1,000)                                     (1,000)
Repayment of notes receivable......                                                         1,215,000                     1,215,000
Exercise of stock options..........                                  38,722       8,000                                       8,000
Net loss...........................                                                                        (2,892,000)   (2,892,000)
                                     -----------  -------------  ----------  ----------  ------------  --------------  ------------
BALANCES, December 31, 1995........    9,356,711     17,256,000   2,758,291     408,000      (331,000)    (11,940,000)    5,393,000
Sale of Series E convertible
 preferred stock (net of issuance
 costs of $22,000)*................    1,830,665      7,978,000                                                           7,978,000
Issuance of common stock for notes
 receivable*.......................                                 245,000      68,000       (68,000)                      --
Exercise of stock options*.........                                  99,839      23,000                                      23,000
Repurchase of unvested
 shares*...........................                                 (85,925)    (21,000)       21,000                       --
Repayment of notes
 receivable*.......................                                                            51,000                        51,000
Net loss*..........................                                                                        (6,238,000)   (6,238,000)
                                     -----------  -------------  ----------  ----------  ------------  --------------  ------------
BALANCES, September 30, 1996*......   11,187,376  $  25,234,000   3,017,205  $  478,000  $   (327,000) $  (18,178,000) $  7,207,000
                                     -----------  -------------  ----------  ----------  ------------  --------------  ------------
                                     -----------  -------------  ----------  ----------  ------------  --------------  ------------

------------------------------

* Unaudited

                       See notes to financial statements.

                            ONSTREAM NETWORKS, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                           YEARS ENDED
                                                    NINE MONTHS ENDED                      DECEMBER 31,
                                                      SEPTEMBER 30,          ----------------------------------------
                                               ----------------------------      1995          1994          1993
                                                                  1995       ------------  ------------  ------------
                                                              -------------
                                                   1996        (UNAUDITED)
                                               -------------
                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss...................................   $(6,238,000)   $(1,584,000)   $(2,892,000)  $(3,134,000)  $ (719,000)
  Reconciliation to net cash used for
    operating activities:
    Depreciation and amortization............     1,262,000        710,000       957,000       781,000       553,000
    Loss on sale of equipment................        30,000        --             --            (3,000)        5,000
    Deferred rent............................       (11,000)         1,000        17,000       121,000        69,000
    Changes in current assets and
      liabilities:
      Accounts receivable....................      (572,000)    (1,257,000)     (753,000)      400,000         2,000
      Inventories............................       146,000     (1,169,000)   (1,515,000)      493,000    (1,483,000)
      Prepaid expenses and deposits..........       (88,000)        35,000       (12,000)      (19,000)      (51,000)
      Accounts payable.......................      (325,000)        (8,000)       52,000        53,000       446,000
      Accrued liabilities....................       539,000        198,000        68,000       381,000       290,000
      Deferred revenues......................        34,000        210,000       479,000       139,000        85,000
                                               -------------  -------------  ------------  ------------  ------------
        Net cash used for operating
          activities.........................    (5,223,000)    (2,864,000)   (3,599,000)     (788,000)     (803,000)
                                               -------------  -------------  ------------  ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property......................    (1,610,000)    (1,084,000)   (1,620,000)     (846,000)     (607,000)
  Purchase of short-term investments.........    (3,915,000)    (1,590,000)   (1,604,000)     (999,000)       --
  Maturity of short-term investments.........     4,628,000      1,030,000     1,030,000        --            --
  Deposits...................................       --            (175,000)      (11,000)       --           (30,000)
  Proceeds from sale of property.............         8,000        --             --            49,000         9,000
                                               -------------  -------------  ------------  ------------  ------------
        Net cash used for investing
          activities.........................      (889,000)    (1,819,000)   (2,205,000)   (1,796,000)     (628,000)
                                               -------------  -------------  ------------  ------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from (payments under ) revolving
    note payable to bank.....................    (1,000,000)       600,000     1,000,000        --            --
  Proceeds from debt obligations.............     1,048,000        270,000       675,000       776,000        --
  Payments under debt obligations............      (266,000)       (12,000)      (41,000)     (526,000)       --
  Payments under capital lease obligations...      (150,000)      (183,000)     (240,000)     (278,000)     (157,000)
  Sale of preferred stock....................     7,978,000        --             --         5,773,000     2,982,000
  Repayments of shareholder notes
    receivable...............................        51,000      1,214,000     1,215,000        12,000        --
  Common stock transactions--net.............        23,000          6,000         7,000        (2,000)       11,000
                                               -------------  -------------  ------------  ------------  ------------
        Net cash provided by financing
          activities.........................     7,684,000      1,895,000     2,616,000     5,755,000     2,836,000
                                               -------------  -------------  ------------  ------------  ------------
NET INCREASE (DECREASE) IN CASH AND
  EQUIVALENTS................................     1,572,000     (2,788,000)   (3,188,000)    3,171,000     1,405,000
CASH AND EQUIVALENTS, Beginning of period....     2,420,000      5,608,000     5,608,000     2,437,000     1,032,000
                                               -------------  -------------  ------------  ------------  ------------
CASH AND EQUIVALENTS, End of period..........   $ 3,992,000    $ 2,820,000    $2,420,000    $5,608,000    $2,437,000
                                               -------------  -------------  ------------  ------------  ------------
                                               -------------  -------------  ------------  ------------  ------------
NONCASH INVESTING AND FINANCING ACTIVITIES:
  Issuance of preferred and common stock for
    notes receivable.........................   $    68,000    $    84,000    $  154,000    $1,362,000    $   18,000
                                               -------------  -------------  ------------  ------------  ------------
                                               -------------  -------------  ------------  ------------  ------------
  Property acquired under capital leases.....   $   --         $   --         $   --        $    9,000    $  504,000
                                               -------------  -------------  ------------  ------------  ------------
                                               -------------  -------------  ------------  ------------  ------------
  Repurchase of unvested shares for
    cancellation of note.....................   $    21,000    $   --         $   --        $   --        $   --
                                               -------------  -------------  ------------  ------------  ------------
                                               -------------  -------------  ------------  ------------  ------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION--
  Interest paid..............................   $   111,000    $    68,000    $  109,000    $  109,000    $   77,000
                                               -------------  -------------  ------------  ------------  ------------
                                               -------------  -------------  ------------  ------------  ------------

                       See notes to financial statements.

                            ONSTREAM NETWORKS, INC.

                         NOTES TO FINANCIAL STATEMENTS

    FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1995 (UNAUDITED)

              AND THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION--OnStream Networks, Inc. (OnStream) was incorporated on August 10, 1989 as T3plus Networking, Inc. to design, manufacture and support broadband networking products for end-user organizations and telecommunication carriers.

    ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses as of the dates and for the periods presented. Actual results could differ from those estimates.

    SHORT-TERM INVESTMENTS--Short-term investments are primarily comprised of highly liquid debt instruments purchased with a maturity of more than three months. Effective at the beginning of fiscal 1994, OnStream adopted Statement for Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities." There was no impact on OnStream's financial position or results of operations due to the adoption of SFAS 115. OnStream's policy is to classify securities purchased as "available for sale" because the sale of such securities may be required prior to maturity. Under this policy, short-term investments are carried at fair value. The difference between amortized cost (cost adjusted for amortization of premiums and accretion of discounts which are recognized as adjustments to interest income) and fair value representing unrealized holding gains or losses, net of tax effect, are recorded as a separate component of shareholders' equity until realized. Any gains or losses on the sale of short-term investments are determined on a specific identification basis. At September 30, 1996 OnStream held one investment in commercial paper with a carrying value of $860,000, maturing October 1996. At December 31, 1995, OnStream held two investments in U.S. Treasury obligations with a carrying value of $1,573,000, maturing January 1996. At December 31, 1994, OnStream held one investment in U.S. Treasury obligations with a carrying value of $999,000, which matured June 1995. There were no unrealized gains or losses during the nine months ended September 30, 1996 and 1995, or during the years ended December 31, 1995, 1994 or 1993.

    CONCENTRATION OF CREDIT RISK--Financial instruments which may potentially subject OnStream to concentrations of credit risk consist principally of short-term investments and accounts receivable. Short-term investments consist of U.S. Treasury obligations and commercial paper. Credit risk with respect to accounts receivable is concentrated with several significant customers with the remaining customer base generally diversified due to the dispersion across many different industries and geographies. OnStream often sells its products through third-party resellers, and, as a result, may maintain individually significant receivable balances with major resellers. OnStream believes that its credit evaluation, approval and monitoring processes mitigate potential credit risks. OnStream maintains reserves for potential credit losses, and all such losses to date have been within management's expectation. As of September 30, 1996 no sales to individual customers accounted for greater than 10% of the total year-to-date revenue, whereas, as of September 30, 1995, one customer accounted for 11% of sales. At September 30, 1996, one customer accounted for 11% of the accounts receivable balance. As of September 30, 1995, accounts receivable from three customers were 60% of total receivables. Three customers accounted for 12%, 15% and 22% of revenues in 1995. Accounts receivable from the three customers at December 31, 1995 were 28% of total receivables. One customer accounted for 22% of sales in 1994. Three different customers accounted for 24%, 11% and 11% of revenues in 1993.

                            ONSTREAM NETWORKS, INC.

    FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1995 (UNAUDITED)

              AND THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    CASH EQUIVALENTS--OnStream considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

    INVENTORIES--Inventories are stated at the lower of standard cost (first-in, first-out method) or market.

    PROPERTY--Property is stated at cost. Depreciation and amortization are computed using the straight-line method over estimated useful lives of one to five years or the lease term, if shorter.

    REVENUE RECOGNITION--Revenue is recognized upon product shipment. Estimated warranty costs are recorded at the time the revenue is recognized. Maintenance contract revenues and equipment rental revenues are recognized on a straight-line basis over the term of the contract. Product contract revenue is recognized on the completion of project milestones set forth in the related agreements.

    SOFTWARE DEVELOPMENT COSTS--The costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized in accordance with Statement of Financial Accounting Standards No. 86. Because OnStream believes its current process for developing software is essentially completed concurrent with the establishment of technological feasibility, no costs have been capitalized to date.

    INCOME TAXES--OnStream accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109). SFAS 109 requires an asset and liability approach to account for income taxes.

    RECENTLY ISSUED ACCOUNTING STANDARD--OnStream is required to adopt Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," in fiscal 1996. SFAS No. 123 establishes accounting and disclosure requirements using a fair value method of accounting for stock-based employee compensation plans. Under SFAS No. 123, OnStream will continue the intrinsic value-based method and provide pro forma disclosures of net income and earnings per share as if the accounting provisions of SFAS No. 123 had been adopted. OnStream plans to adopt only the disclosure of SFAS No. 123; therefore, such adoption will have no effect on OnStream's net earnings or cash flows.

    NET LOSS PER COMMON AND EQUIVALENT SHARE--Net loss per common and equivalent share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares include convertible preferred stock (using the "if converted" method) and common stock options and warrants (using the treasury stock method). Common equivalent shares are excluded from the computation if their effect is anti-dilutive.

    UNAUDITED FINANCIAL INFORMATION--The financial information as of September 30, 1996 and September 30, 1995 and for the nine-months then ended are unaudited but include all adjustments that OnStream considers necessary for a fair representation of the financial position as of such date and the results of operations and cash flows for these periods. Results for the 1996 interim period are not necessarily indicative of results to be expected from the entire year.

                            ONSTREAM NETWORKS, INC.

    FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1995 (UNAUDITED)

              AND THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

2. INVENTORIES

    Inventories consist of:

                                                   SEPTEMBER    DECEMBER     DECEMBER
                                                   30, 1996     31, 1995     31, 1994
                                                  -----------  -----------  -----------
                                                   UNAUDITED
Components and subassemblies....................   $2,246,000   $2,496,000   $1,092,000
Work in process.................................     282,000       23,000       65,000
Finished goods..................................     262,000      417,000      264,000
                                                  -----------  -----------  -----------
Total inventories...............................   $2,790,000   $2,936,000   $1,421,000
                                                  -----------  -----------  -----------
                                                  -----------  -----------  -----------

    At September 30, 1996, OnStream had purchase commitments of $487,000 for component parts.

3. PROPERTY

    Property consists of:

                                                  SEPTEMBER    DECEMBER    DECEMBER
                                                  30, 1996     31, 1995    31, 1994
                                                 -----------  ----------  ----------
                                                  UNAUDITED
Equipment and purchased software...............   $2,871,000  $2,283,000  $1,305,000
Demonstration and rental equipment.............   1,762,000    1,377,000     865,000
Leasehold improvements.........................     523,000      218,000     101,000
Furniture and fixtures.........................     152,000      155,000     142,000
                                                 -----------  ----------  ----------
Total property.................................   5,308,000    4,033,000   2,413,000
Accumulated depreciation and amortization......  (3,233,000)  (2,268,000) (1,311,000)
                                                 -----------  ----------  ----------
Property -- net................................   $2,075,000  $1,765,000  $1,102,000
                                                 -----------  ----------  ----------
                                                 -----------  ----------  ----------

4. ACCRUED LIABILITIES

    Accrued liabilities consist of:

                                                   SEPTEMBER    DECEMBER     DECEMBER
                                                   30, 1996     31, 1995     31, 1994
                                                  -----------  -----------  -----------
                                                   UNAUDITED
Compensation and related benefits...............   $ 821,000    $ 620,000    $ 739,000
Accrued warranty................................     587,000      394,000      206,000
Other...........................................     310,000      165,000      166,000
                                                  -----------  -----------  -----------
Total accrued liabilities.......................   $1,718,000   $1,179,000   $1,111,000
                                                  -----------  -----------  -----------
                                                  -----------  -----------  -----------

5. BORROWING AND LEASING ARRANGEMENTS

    OnStream has available a $3,000,000 revolving bank line of credit which expires in November 1996. At September 30, 1996 there was no outstanding amount under the line of credit. At December 31, 1995, there was $1,000,000 outstanding under the line of credit. Borrowings under the line are limited to 80% of

                            ONSTREAM NETWORKS, INC.

    FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1995 (UNAUDITED)

              AND THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

5. BORROWING AND LEASING ARRANGEMENTS (CONTINUED) qualified accounts receivable, bear interest at prime (8.25% at September 30, 1996) plus 1% and are collateralized by substantially all of OnStream's assets. The line of credit requires OnStream to maintain certain financial covenants which include maintaining specified financial ratios, levels of losses and net worth. OnStream was in compliance with these debt covenants at September 30, 1996.

    OnStream also has available a $2,000,000 equipment loan facility which expires in December 1999. Borrowings under the agreement are limited to 85% of qualified equipment purchases, bear interest at prime (8.25% at September 30, 1996) plus 2.25% and are collateralized by substantially all of OnStream's assets. At September 30, 1996, December 31, 1995 and December 31, 1994, OnStream had borrowed $1,611,000, $884,000 and $250,000, respectively, under this agreement. Principal payments are due as follows: $199,000 in 1996, $626,000 in 1997, $626,000 in 1998 and $160,000 in 1999.

    Property with a net book value of $9,000, $125,000 and $482,000 (net of accumulated amortization of $628,000, $513,000 and $440,000) at September 30, 1996, December 31, 1995 and December 31, 1994, respectively, has been acquired under capital leases.

    OnStream leases its facilities under a noncancelable operating lease which expires in December 1999. Deferred rent results from the difference between facilities rent expense recognized on a straight-line basis over the term of the lease as compared to the contractual payments made.

    Future minimum annual payments under operating and capital lease obligations as of September 30, 1996 are as follows:

                                                                                  OPERATING     CAPITAL
YEAR ENDING DECEMBER 31,                                                            LEASES      LEASES
-------------------------------------------------------------------------------  ------------  ---------
1996...........................................................................  $     88,000  $  22,000
1997...........................................................................       392,000      1,000
1998...........................................................................       413,000     --
1999...........................................................................       396,000     --
                                                                                 ------------  ---------
Total..........................................................................  $  1,289,000     23,000
                                                                                 ------------
                                                                                 ------------
Amount representing interest...................................................                   --
                                                                                               ---------
Present value of minimum lease payments........................................                   23,000
Less current portion...........................................................                   23,000
                                                                                               ---------
Long-term portion..............................................................                $  --
                                                                                               ---------
                                                                                               ---------

    Rent expense was $273,000, $212,000, $330,000, $332,000, and $216,000 for
the nine months ended September 30, 1996 and 1995, and for the years ended December 31, 1995, 1994 and 1993, respectively.

                            ONSTREAM NETWORKS, INC.

    FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1995 (UNAUDITED)

              AND THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

6. SHAREHOLDERS' EQUITY

    CONVERTIBLE PREFERRED STOCK--Convertible preferred stock consists of the following at September 30, 1996:

                                                             SHARES                 INITIAL PRICE
                                                    ------------------------  --------------------------
                                                    DESIGNATED  OUTSTANDING    PER SHARE     AGGREGATE
                                                    ----------  ------------  -----------  -------------
Series A..........................................   1,750,000     1,715,000   $    1.00   $   1,715,000
Series B..........................................   2,100,000     2,049,443        2.25       4,611,000
Series C..........................................   2,700,000     2,675,602        1.50       4,013,000
Series D..........................................   2,916,667     2,916,666        2.40       7,000,000
Series E..........................................   1,830,665     1,830,665        4.37       8,000,000
Issuance costs....................................                   --                         (105,000)
                                                                ------------               -------------
Total.............................................                11,187,376               $  25,234,000
                                                                ------------               -------------
                                                                ------------               -------------

    Significant terms of the Series A, B, C, D and E convertible preferred stock are as follows:

    - Each share of the Series A, B, C, D and E preferred stock is convertible into OnStream's common stock on a one for one basis, subject to adjustment, at the option of the holder or manditorily upon the occurence of certain events. In addition, each share is entitled to the number of votes equal to the conversion ratio. In the event of liquidation, dissolution or winding up of OnStream, the preferred shareholders would receive their initial price per share plus all declared but unpaid dividends prior to any distributions to the common shareholders.

    - Dividends are at the discretion of the Board of Directors and are not cumulative. Annual dividends, if declared, are $.10 per share for Series A, $.225 per share for Series B, $.15 per share for Series C, $.24 per share for Series D and $.437 per share for Series E. No dividends have been declared to date.

    - OnStream may redeem the convertible preferred stock at its initial price per share plus all declared and unpaid dividends after December 1999 or earlier with the consent of the holders of 67% of the then outstanding convertible preferred stock.

    WARRANTS--In connection with the equipment loan facility, OnStream granted warrants to purchase up to 25,000 shares of Series A convertible preferred stock at $1.00 per share; 20,429 shares of Series B convertible preferred stock at $2.25 per share and 25,666 shares of Series C convertible preferred stock at $1.50 per share. Such warrants allow for a net exercise by their holder. The warrants expire at the earlier of various dates between February 1997 and September 2000 or three years from the effective date of the OnStream's initial public offering or upon merger or sale of OnStream.

                            ONSTREAM NETWORKS, INC.

    FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1995 (UNAUDITED)

              AND THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

6. SHAREHOLDERS' EQUITY (CONTINUED)
    COMMON STOCK--At September 30, 1996, OnStream has reserved shares of common stock for issuance as follows:

Conversion of outstanding preferred stock...............................  11,187,376
Issuance under stock option plan........................................  1,975,730
Conversion of preferred stock issuable under warrants...................     71,095
                                                                          ---------
Total...................................................................  13,234,201
                                                                          ---------
                                                                          ---------

    STOCK OPTION PLAN--Under the 1990 Stock Option Plan, incentive stock options may be granted to employees and nonstatutory stock options may be granted to employees, consultants and directors to purchase up to 2,735,681 shares of common stock. Incentive stock options are granted at fair market value (as determined by the Board of Directors) at the date of grant; nonstatutory options may be granted at 85% of fair market value. Options generally become exercisable over four or five years and expire ten years from the date of grant.

    Activity under the plan was as follows:

                                                                SHARES                       AGGREGATE
                                                             UNDER OPTION   EXERCISE PRICE    AMOUNT
                                                             -------------  --------------  -----------
Balances, January 1, 1993..................................       187,500    $.10 - $.225   $    39,000

Granted....................................................       297,000        .225            67,000
Cancelled..................................................       (25,167)    .10 - .225         (5,000)
Exercised..................................................        (1,333)       .225           --
                                                             -------------                  -----------
Balances, December 31, 1993................................       458,000     .10 - .225        101,000

Granted....................................................       800,517     .225 - .25        180,000
Cancelled..................................................      (294,451)       .225           (66,000)
Exercised..................................................        (9,432)       .225            (2,000)
                                                             -------------                  -----------
Balances, December 31, 1994................................       954,634     .10 - .25         213,000

Granted....................................................     1,119,528        .25            280,000
Cancelled..................................................      (125,989)    .10 - .25         (29,000)
Exercised..................................................      (488,722)    .10 - .25        (117,000)
                                                             -------------                  -----------
Balances, December 31, 1995................................     1,459,451     .10 - .25         347,000

Granted....................................................       975,625     .25 - .85         413,000
Cancelled..................................................      (169,993)    .225 - .40        (42,000)
Exercised..................................................      (344,838)    .225 - .25        (91,000)
                                                             -------------                  -----------
Balances, September 30, 1996...............................     1,920,245    $.10 - $.85    $   627,000
                                                             -------------                  -----------
                                                             -------------                  -----------

    At September 30, 1996, options to purchase 572,166 shares were exercisable and 55,485 were available for future option grants under the plan. At September 30, 1996, OnStream had outstanding commitments to certain employees, contingent upon those employees meeting certain performance objectives through

                            ONSTREAM NETWORKS, INC.

    FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1995 (UNAUDITED)

              AND THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

6. SHAREHOLDERS' EQUITY (CONTINUED)
1997, to grant options to purchase 60,000 shares of common stock with an exercise price of fair market value at the time of grant.

    STOCK PURCHASE PLAN--At September 30, 1996 OnStream had 434,319 outstanding restricted shares of common stock sold under the 1990 Stock Purchase Plan to employees, directors and consultants. At September 30, 1996, no shares were available for future issuance under the Stock Purchase Plan.

    In the event of an employee termination, OnStream has the right to repurchase shares of common stock issued to employees under the Stock Purchase Plan at the original purchase price. Such right expires over periods of four to five years beginning on the date of grant. At September 30, 1996, 34,792 shares of stock were subject to repurchase. In addition, OnStream has the right of first refusal on any sale of common stock until after a public offering of common stock has occurred.

    Certain officers and employees exercised unvested stock options with full recourse notes. The related shares of common stock are subject to repurchase by OnStream at the original purchase price per share upon the purchaser's cessation of service prior to the vesting of such shares. The restricted stock continues to vest in accordance with the terms of the original stock option. The related notes bear interest at 8% and are due in 2000. At September 30, 1996, 416,875 outstanding shares of such stock were subject to repurchase at the original exercise price.

7. INCOME TAXES

    No federal income taxes were provided for the nine months ended September 30, 1996 or for the years ended December 31, 1995, 1994 and 1993 due to OnStream's net losses. The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate to the loss before income taxes as follows:

                                                             NINE MONTHS          YEARS ENDED DECEMBER 31,
                                                           ENDED SEPTEMBER  -------------------------------------
                                                              30, 1996         1995         1994         1993
                                                           ---------------  -----------  -----------  -----------
Taxes computed at federal statutory rate.................         35.0%          35.0%        35.0%        35.0%
State income taxes, net of federal effect................          4.5            4.5          4.5          4.5
Research tax credits.....................................          2.6            6.9          4.3         19.7
Change in valuation allowance............................        (42.1)         (46.4)       (43.8)       (59.2)
                                                                 -----          -----        -----        -----
  Total provision........................................           --%            --%          --%          --%
                                                                 -----          -----        -----        -----
                                                                 -----          -----        -----        -----

                            ONSTREAM NETWORKS, INC.

    FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1995 (UNAUDITED)

              AND THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

7. INCOME TAXES (CONTINUED)
    The tax effects of temporary differences that give rise to deferred taxes were as follows:

                                                                                    DECEMBER 31,
                                                             SEPTEMBER 30,  ----------------------------
                                                                 1996           1995           1994
                                                             -------------  -------------  -------------
Deferred tax assets:
  Expenses not currently deductible for tax purposes.......   $ 1,900,000   $   1,100,000  $     700,000
  Tax net operating loss and credit carryforwards..........     4,800,000       3,900,000      3,100,000
  Research and development expenses capitalized for tax
    purposes...............................................       500,000         400,000        200,000
                                                             -------------  -------------  -------------
Total deferred tax assets..................................     7,200,000       5,400,000      4,000,000
Valuation allowance on deferred tax assets.................    (7,200,000)     (5,400,000)    (4,000,000)
                                                             -------------  -------------  -------------
Net deferred income taxes..................................   $   --        $    --        $    --
                                                             -------------  -------------  -------------
                                                             -------------  -------------  -------------

    At December 31, 1995, OnStream had net operating loss carryforwards of approximately $8,800,000 and $1,900,000 available to offset future federal and California taxable income, respectively. The extent to which the loss carryforwards can be used to offset future taxable income may be limited, depending on the extent of ownership changes within any three-year period as provided in the Tax Reform Act of 1986 and the California Conformity Act of 1987. Such federal carryforwards expire in 2005 through 2010. Such state carryforwards expire in 1997 through 1999.

    OnStream has capitalized approximately $6,300,000 of research and development expenditures for California purposes which are available for amortization in future years. Realization of the deferred tax assets associated with these expenditures is contingent upon the amount of income or loss apportioned to California during the subject amortization periods. Research and development tax credit carryforwards of approximately $800,000 are also available to offset future federal and California income taxes payable.

    Based upon OnStream's history of operating losses and the expiration dates of the loss carryforwards, OnStream has recorded a valuation allowance to the full extent of its net deferred tax assets because in management's judgement, it is more likely than not that the benefit of such assets will not be realized.

                                   * * * * *

                                    ANNEX A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      AGREEMENT AND PLAN OF REORGANIZATION

                                     AMONG:

                               3COM CORPORATION,
                           A CALIFORNIA CORPORATION;

                       ONSTREAM ACQUISITION CORPORATION,
                           A CALIFORNIA CORPORATION;

                                      AND

                            ONSTREAM NETWORKS, INC.,
                           A CALIFORNIA CORPORATION.

                             ---------------------

                          DATED AS OF OCTOBER 5, 1996

                            ------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
SECTION 1.        Plan of Reorganization...................................................................           2
    1.1           The Merger...............................................................................           2
    1.2           Exchange Ratio; Conversion of Shares and Assumption of Options...........................           2
    1.3           Fractional Shares........................................................................           4
    1.4           Escrow Fund Agreement....................................................................           4
    1.5           Dissenting Shares........................................................................           4
    1.6           The Closing..............................................................................           5
    1.7           Effective Date...........................................................................           5
    1.8           Tax Free Reorganization..................................................................           5

SECTION 2.        Representations and Warranties of OnStream...............................................           5
    2.1           Organization.............................................................................           5
    2.2           Capitalization...........................................................................           6
    2.3           Power, Authority and Validity............................................................           6
    2.4           Financial Statements.....................................................................           7
    2.5           Tax Matters..............................................................................           8
    2.6           Absence of Certain Changes or Events.....................................................           9
    2.7           Title and Related Matters................................................................          10
    2.8           Proprietary Rights and Warranty Claims...................................................          10
    2.9           Employee Benefit Plans...................................................................          11
    2.10          Bank Accounts and Receivables............................................................          12
    2.11          Contracts................................................................................          12
    2.12          Orders, Commitments and Returns..........................................................          14
    2.13          Compliance With Law......................................................................          14
    2.14          Labor Difficulties; No Discrimination....................................................          14
    2.15          Trade Regulation.........................................................................          15
    2.16          Insider Transactions.....................................................................          15
    2.17          Employees, Independent Contractors and Consultants.......................................          15
    2.18          Insurance................................................................................          15
    2.19          Litigation...............................................................................          15
    2.20          Section 341(f)(2)........................................................................          16
    2.21          Subsidiaries.............................................................................          16
    2.22          Compliance with Environmental Requirements...............................................          16
    2.23          Corporate Documents......................................................................          16
    2.24          No Brokers...............................................................................          16
    2.25          Pooling of Interests.....................................................................          16
    2.26          Disclosure...............................................................................          16

SECTION 3.        Representations and Warranties of 3Com and Sub...........................................          16
    3.1           Organization and Good Standing...........................................................          17
    3.2           Capital Structure........................................................................          17
    3.3           Power, Authorization and Validity........................................................          17
    3.4           No Violation of Existing Agreements......................................................          17
    3.5           SEC Documents............................................................................          18
    3.6           Pooling of Interests.....................................................................          18
    3.7           Compliance With Other Instruments and Laws...............................................          18
    3.8           Litigation...............................................................................          18
    3.9           Absence of Certain Changes and Events....................................................          18
    3.10          Disclosure...............................................................................          18

                                                                                                                PAGE
                                                                                                                -----
SECTION 4.        Preclosing Covenants of OnStream.........................................................          18
    4.1           Material Consents........................................................................          18
    4.2           Advice of Changes........................................................................          18
    4.3           Conduct of Business......................................................................          19
    4.4           Risk of Loss.............................................................................          20
    4.5           Access to Information....................................................................          20
    4.6           Satisfaction of Conditions Precedent.....................................................          20
    4.7           Other Negotiations.......................................................................          20
    4.8           Registration Statement; Proxy Statement; Prospectus......................................          21

SECTION 5.        Preclosing and Other Covenants of 3Com and Sub...........................................          21
    5.1           Material Consents........................................................................          21
    5.2           Advice of Changes........................................................................          21
    5.3           Reservation of 3Com Common Stock.........................................................          21
    5.4           Satisfaction of Conditions Precedent.....................................................          21
    5.5           Registration Statement; Proxy Statement; Prospectus......................................          21
    5.6           S-8 Registration.........................................................................          22

SECTION 6.        Mutual Covenants.........................................................................          22
    6.1           Confidentiality..........................................................................          22
    6.2           No Public Announcement...................................................................          23
    6.3           Regulatory Filings; Consents; Best Efforts...............................................          23
    6.4           HSR Act Application......................................................................          23
    6.5           Pooling Accounting.......................................................................          23
    6.6           Proxy Statement; Prospectus; Registration Statement......................................          24
    6.7           Tax Matters..............................................................................          24
    6.8           Further Assurances.......................................................................          24

SECTION 7.        Closing Matters..........................................................................          24
    7.1           Filing of Merger Agreement...............................................................          24
    7.2           Exchange of Certificates.................................................................          24
    7.3           Delivery of Documents....................................................................          25

SECTION 8.        Conditions to OnStream's Obligations.....................................................          25
    8.1           Accuracy of Representations and Warranties...............................................          25
    8.2           Covenants................................................................................          25
    8.3           Authorizations...........................................................................          25
    8.4           Opinion of 3Com's Counsel................................................................          25
    8.5           Government Consents......................................................................          25
    8.6           Termination of HSR Waiting Period........................................................          25
    8.7           Listing of 3Com Common Stock.............................................................          26
    8.8           No Litigation............................................................................          26
    8.9           Escrow Fund Agreement....................................................................          26
    8.10          Tax Opinion..............................................................................          26
    8.11          Registration Statement...................................................................          26
    8.12          Blue Sky Laws............................................................................          26

SECTION 9.        Conditions to 3Com's and Sub's Obligations...............................................          26
    9.1           Accuracy of Representations and Warranties...............................................          26
    9.2           Covenants................................................................................          26
    9.3           No Litigation............................................................................          26

                                                                                                                PAGE
                                                                                                                -----
    9.4           Authorizations...........................................................................          26
    9.5           Required Consents........................................................................          26
    9.6           Opinion of OnStream's Counsel............................................................          27
    9.7           Termination of HSR Waiting Period........................................................          27
    9.8           Deloitte & Touche Pooling Letter.........................................................          27
    9.9           Escrow Fund Agreement....................................................................          27
    9.10          Listing of 3Com Stock....................................................................          27
    9.11          Receipt of Certificate...................................................................          27
    9.12          Registration Statement...................................................................          27
    9.13          Blue Skylaws.............................................................................          27
    9.14          Employees................................................................................          27

SECTION 10.       Termination of Agreement.................................................................          27
    10.1          Termination..............................................................................          27
    10.2          Effect of Termination....................................................................          27
    10.3          Certain Effects of Termination...........................................................          28

SECTION 11.       Indemnification and Escrow...............................................................          28
    11.1          Survival of Representations..............................................................          28
    11.2          Indemnification by Shareholders..........................................................          28
    11.3          Threshold; Ceiling; Exclusivity..........................................................          29
    11.4          Satisfaction of Indemnification Claim....................................................          29
    11.5          No Contribution..........................................................................          29
    11.6          Defense of Third Party Claims............................................................          29
    11.7          Exercise of Remedies by Indemnitees Other Than 3Com......................................          30
    11.8          Escrow Fund..............................................................................          31
    11.9          Escrow Period............................................................................          31
    11.10         Shareholder Representative...............................................................          31
    11.11         Resolution of Claims Made by 3Com........................................................          31

SECTION 12.       Employee Arrangements....................................................................          31
    12.1          Non-Competition and Non-Solicitation Agreements..........................................          31
    12.2          Termination of Agreements................................................................          31
    12.3          Alternative Positions....................................................................          32
    12.4          Severance Pay............................................................................          32
    12.5          Employee Benefit Plans...................................................................          32

SECTION 13.       Miscellaneous............................................................................          33
    13.1          Governing Laws...........................................................................          33
    13.2          Binding upon Successors and Assigns......................................................          33
    13.3          Severability.............................................................................          33
    13.4          Entire Agreement.........................................................................          33
    13.5          Counterparts.............................................................................          33
    13.6          Expenses.................................................................................          33
    13.7          Amendment and Waivers....................................................................          33
    13.8          Survival of Agreements...................................................................          33
    13.9          No Waiver................................................................................          33
    13.10         Attorneys' Fees..........................................................................          34
    13.11         Notices..................................................................................          34

                                                                                                                PAGE
                                                                                                                -----
    13.12         Construction of Agreement................................................................          34
    13.13         No Joint Venture.........................................................................          34
    13.14         Pronouns.................................................................................          35
    13.15         Further Assurances.......................................................................          35
    13.16         Absence of Third Party Beneficiary Rights................................................          35

                               AGREEMENT AND PLAN
                               OF REORGANIZATION

    THIS AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") is entered into this 5th day of October 1996, by and among 3COM CORPORATION, a California corporation ("3Com"), ONSTREAM ACQUISITION CORPORATION, a California corporation and a wholly-owned subsidiary of 3Com ("Sub"), and ONSTREAM NETWORKS, INC., a California corporation ("OnStream"). Certain other capitalized terms used in this Agreement are defined in EXHIBIT A attached hereto.

                                    RECITALS

    WHEREAS, subject to and in accordance with the terms and conditions of this Agreement and pursuant to the Agreement of Merger attached hereto as EXHIBIT B (the "Merger Agreement"), the respective boards of directors of 3Com, Sub and OnStream, and 3Com, as sole shareholder of Sub, have approved the merger of Sub with and into OnStream (the "Merger"), whereby (i) each issued and outstanding share of common stock, no par value per share, of OnStream ("OnStream Common Stock"), each outstanding option to purchase shares of OnStream Common Stock ("OnStream Options"), and each issued and outstanding share of preferred stock, no par value per share, of OnStream ("OnStream Preferred Stock," and together with the OnStream Common Stock, "OnStream Capital Stock"), will be converted into the right to receive common stock, One Cent ($0.01) par value per share, of 3Com and any rights attaching to such stock pursuant to that certain Amended and Restated Rights Agreement (the "3Com Rights Plan") dated December 1994 by and between 3Com and The First National Bank of Boston ("3Com Common Stock") and options to purchase shares of 3Com Common Stock ("3Com Options") and (ii) 3Com shall assume each warrant to acquire OnStream Capital Stock outstanding immediately prior to the Effective Date (as defined below) (collectively, the "OnStream Warrants," and together with the OnStream Capital Stock and the OnStream Options, the "OnStream Securities") which shall thereafter be deemed to be a warrant to purchase shares of 3Com Common Stock (collectively, the "3Com Warrants"), as provided herein;

    WHEREAS, for federal income tax purposes, it is intended that (i) the Merger shall qualify as a reorganization, and (ii) this Agreement (and the other agreements entered into in connection herewith) shall qualify as a plan of reorganization within the meaning of the regulations issued pursuant to Section 368 of the Internal Revenue Code of 1986, as amended (the "Code");

    WHEREAS, the Merger is intended to be treated as a "pooling of interests" transaction for accounting purposes, and Deloitte & Touche LLP, the independent accountants for each of 3Com and OnStream, has confirmed to each of 3Com and OnStream in writing that it has reviewed to the extent it deemed necessary the terms and structure of the Merger, that it has reviewed this Agreement, the Merger Agreement and such other documents as it has requested as necessary for its review and that, as of the date of this Agreement, it knows of nothing that will prohibit the Merger from being treated as a "pooling of interests" transaction for accounting purposes; and

    WHEREAS, the parties hereto desire to set forth certain representations, warranties and covenants made by each to the other as an inducement to the consummation of the Merger.

                                   AGREEMENT

    NOW, THEREFORE, in reliance on the foregoing recitals and in and for the consideration and mutual covenants set forth herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

SECTION 1. PLAN OF REORGANIZATION.

    1.1 THE MERGER. Subject to the terms and conditions of this Agreement and the Merger Agreement, Sub shall be merged with and into OnStream in accordance with the applicable provisions of the laws of California and with the terms and conditions of this Agreement and the Merger Agreement so that:

        (a) At the Effective Date, Sub shall be merged with and into OnStream. As a result of the Merger, the separate corporate existence of Sub shall cease and OnStream shall continue as the surviving corporation (sometimes referred to herein as the "Surviving Corporation") and shall succeed to and assume all of the rights and obligations of OnStream in accordance with the laws of California.

        (b) The articles of incorporation and bylaws of Sub in effect immediately prior to the Effective Date shall be the articles of incorporation and bylaws, respectively, of Surviving Corporation after the Effective Date unless and until further amended as provided by law.

        (c) The directors and officers of Sub immediately prior to the Effective Date shall be the directors and officers of the Surviving Corporation after the Effective Date. Such directors and officers shall hold their position until the election and qualification of their respective successors or until their tenures are otherwise terminated in accordance with the bylaws of Surviving Corporation.

    1.2  EXCHANGE RATIO; CONVERSION OF SHARES AND ASSUMPTION OF OPTIONS.

    (a) The "Exchange Ratio" for the conversion of the OnStream Common Stock, OnStream Options, and the OnStream Warrants shall be a fraction, the numerator of which is equal to three million eight hundred thousand (3,800,000) less the Aggregate Preferred Amount (as defined in Section 1.2(h) below), if any, and less the Aggregate Net Exercise Amount (as defined in Section 1.2(m) below), if any, and the denominator of which is equal to the sum of (i) the total number of issued and outstanding shares of OnStream Common Stock plus (ii) the total number of shares of OnStream Common Stock issuable upon exercise of OnStream Options and OnStream Warrants outstanding at the Effective Date.

    (b) The "Series A Preferred Exchange Ratio" for the conversion of the OnStream Series A Preferred Stock shall be a fraction, the numerator of which is One Dollar ($1.00) and the denominator of which is the Average Price. The "Series A Preferred Amount" shall be the product of the Series A Preferred Exchange Ratio and the number of OnStream Series A Preferred Shares outstanding immediately prior to the Effective Date.

    (c) The "Series B Preferred Exchange Ratio" for the conversion of the OnStream Series B Preferred Stock shall be a fraction, the numerator of which is Two Dollars and Twenty-Five Cents ($2.25) and the denominator of which is the Average Price. The "Series B Preferred Amount" shall be the product of the Series B Preferred Exchange Ratio and the number of OnStream Series B Preferred Shares outstanding immediately prior to the Effective Date.

    (d) The "Series C Preferred Exchange Ratio" for the conversion of the OnStream Series C Preferred Stock shall be a fraction, the numerator of which is One Dollar and Fifty Cents ($1.50) and the denominator of which is the Average Price. The "Series C Preferred Amount" shall be the product of the Series C Preferred Exchange Ratio and the number of OnStream Series C Preferred Shares outstanding immediately prior to the Effective Date.

    (e) The "Series D Preferred Exchange Ratio" for the conversion of the OnStream Series D Preferred Stock shall be a fraction, the numerator of which is Two Dollars and Forty Cents ($2.40) and the denominator of which is the Average Price. The "Series D Preferred Amount" shall be the product of the Series D Preferred Exchange Ratio and the number of OnStream Series D Preferred Shares outstanding immediately prior to the Effective Date.

    (f) The "Series E Preferred Exchange Ratio" for the conversion of the OnStream Series E Preferred Stock shall be a fraction, the numerator of which is Four Dollars and Thirty-Seven Cents ($4.37) and the denominator of which is the Average Price. The "Series E Preferred Amount" shall be the product of the Series E Preferred Exchange Ratio and the number of OnStream Series E Preferred Shares outstanding immediately prior to the Effective Date.

    (g) The "Average Price" shall mean the average of the closing sale prices of 3Com Common Stock reported in THE WALL STREET JOURNAL on the basis of information provided by the Nasdaq National Market for each of the thirty (30) consecutive trading days ending three (3) business days immediately prior to the Closing Date.

    (h) The "Aggregate Preferred Amount" shall mean the sum of the Series A Preferred Amount, the Series B Preferred Amount, the Series C Preferred Amount, the Series D Preferred Amount and the Series E Preferred Amount.

    (i) If, between the date of this Agreement and the Effective Date, the outstanding shares of 3Com Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, split-up, stock dividend or stock combination, then the Exchange Ratio and each of the Series A, Series B, Series C, Series D and Series E Preferred Exchange Ratios shall be correspondingly adjusted.

    (j) Each share of OnStream Common Stock that is issued and outstanding immediately prior to the Effective Date shall, by virtue of the Merger and at the Effective Date, automatically and without further action on the part of any holder thereof, be converted into such fraction of a fully paid and nonassessable share of 3Com Common Stock as is equal to the Exchange Ratio. Each share of OnStream Series A Preferred Stock that is issued and outstanding immediately prior to the Effective Date, will by virtue of the Merger and at the Effective Date, automatically and without further action on the part of any holder thereof, be converted into such fraction of a fully paid and nonassessable share of 3Com Common Stock as is equal to the Series A Preferred Exchange Ratio. Each share of OnStream Series B Preferred Stock that is issued and outstanding immediately prior to the Effective Date shall, by virtue of the Merger and at the Effective Date, automatically and without further action on the part of any holder thereof, be converted into such fraction of a fully paid and nonassessable share of 3Com Common Stock as is equal to the Series B Preferred Exchange Ratio. Each share of OnStream Series C Preferred Stock that is issued and outstanding immediately prior to the Effective Date shall, by virtue of the Merger and at the Effective Date, automatically and without further action on the part of any holder thereof, be converted into such fraction of a fully paid and nonassessable share of 3Com Common Stock as is equal to the Series C Preferred Exchange Ratio. Each share of OnStream Series D Preferred Stock that is issued and outstanding immediately prior to the Effective Date shall, by virtue of the Merger and at the Effective Date, automatically and without further action on the part of any holder thereof, be converted into such fraction of a fully paid and nonassessable share of 3Com Common Stock as is equal to the Series D Preferred Exchange Ratio. Each share of OnStream Series E Preferred Stock that is issued and outstanding immediately prior to the Effective Date shall, by virtue of the Merger and at the Effective Date, automatically and without further action on the part of any holder thereof, be converted into such fraction of a fully paid and nonassessable share of 3Com Common Stock as is equal to the Series E Preferred Exchange Ratio.

    (k) Each OnStream Option that is outstanding immediately prior to the Effective Date shall, by virtue of the Merger and at the Effective Date, automatically and without further action on the part of any holder thereof, be assumed by 3Com and converted into an option to purchase that number of shares of 3Com Common Stock which equals the Exchange Ratio multiplied by the total number of shares of

OnStream Common Stock subject to the OnStream Option immediately prior to the Effective Date (with the resulting number of shares of 3Com Common Stock rounded down to the nearest whole number). The exercise price per share of 3Com Common Stock purchasable under each such 3Com Option will be equal to the exercise price of the OnStream Option (per share of OnStream Common Stock) divided by the Exchange Ratio (with the resulting amount rounded up to the nearest whole cent). Continuous employment with OnStream, whether occurring before or after the Effective Date, shall be credited to an optionee for purposes of determining the number of shares subject to exercise, vesting or repurchase after the Effective Date. Upon the Effective Date, 3Com shall issue to each holder of an outstanding OnStream Option a document evidencing the foregoing assumption by 3Com. No fractional shares of 3Com Common Stock shall be issued in connection with 3Com Options. All fractional shares which would otherwise be issuable shall be rounded down to the next full share. All of the other terms of each 3Com Option including, without limitation, the vesting and exercise periods, will remain the same as the corresponding assumed OnStream Option. It is intended that the assumption and conversion of OnStream Options pursuant to this Section 1.2(k) will be treated under the Code as "assuming a stock option in a transaction to which Section 424(a) applies" and this Section 1.2(k) shall be interpreted and applied consistent with such intention.

    (l) Each OnStream Warrant that is outstanding immediately prior to the Effective Date shall, by virtue of the Merger and without further action on the part of any holder, be assumed by 3Com at the Effective Date and converted into a 3Com Warrant. The terms and conditions of the 3Com Warrants will remain the same as those set forth in the respective warrant agreements of the OnStream Warrants, except that: (i) the 3Com Warrant shall be exercisable for a number of shares of 3Com Common Stock equal to the number of shares of OnStream Capital Stock subject to the OnStream Warrant immediately prior to the Effective Date multiplied by the appropriate exchange ratio (with the resulting number of shares of 3Com Common Stock rounded up to the nearest whole number) and (ii) the per share exercise price shall be an amount equal to the per share exercise price of the OnStream Warrant prior to the Effective Date divided by the appropriate exchange ratio (with the resulting amount rounded up to the nearest whole cent). No fractional shares of 3Com Common Stock shall be issued in connection with the 3Com Warrants. All fractional shares which would otherwise be issuable shall be rounded up to the next full share.

    (m) The "Aggregate Net Exercise Amount" shall mean that number of shares, if any, equal to the aggregate Warrant Price (as defined in each OnStream Warrant), of all OnStream Warrants exercised pursuant to the net exercise provisions of such OnStream Warrant divided by the Average Price (as defined in Section 1.2(g) of this Agreement).

    1.3 FRACTIONAL SHARES. No fractional shares of 3Com Common Stock will be issued in connection with the Merger, but in lieu thereof, holders of OnStream Capital Stock who would otherwise be entitled to receive a fraction of a share of 3Com Common Stock will receive from 3Com, promptly after the Effective Date, an amount of cash equal to the Average Price multiplied by the fraction of a share of 3Com Common Stock to which such holder would otherwise be entitled.

    1.4 ESCROW FUND AGREEMENT. At the Effective Date, 3Com will deposit in escrow certificates representing ten percent (10%) of the shares of 3Com Common Stock issued to the holders of OnStream Capital Stock in the Merger, on a pro rata basis. Such shares (the "Escrow Shares") shall be held as collateral for the indemnification obligations under Section 11 and pursuant to the provisions of an escrow agreement (the "Escrow Fund Agreement") in the form attached hereto as EXHIBIT C to be executed pursuant to Section 11.

    1.5 DISSENTING SHARES. Any Dissenting Shares shall not be converted into a right to receive 3Com Common Stock but shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the laws of the State of California; PROVIDED, HOWEVER, that if the status of any such shares as Dissenting Shares shall not be perfected, or if any such shares shall lose their status as Dissenting Shares, then, as of the later of the Effective Date or the time of the failure to perfect such status, such shares shall automatically be converted into and shall represent only the right to receive (upon the surrender of the certificate or certificates representing such shares) 3Com Common Stock in accordance with Section 1.2 (and cash in lieu of fractional shares in accordance with Section 1.3). OnStream shall give 3Com prompt notice of any demand received by OnStream for appraisal of OnStream Capital Stock, and 3Com shall have the right to participate in all negotiations and proceedings with respect to such demand. OnStream agrees that, except with the prior written consent of 3Com or as required under Chapter 13 of the General Corporation Law of the State of California (the "CGCL"), a copy of which is attached hereto as EXHIBIT D, it will not voluntarily make any payment with respect to, or settle or offer to settle, any such demand for appraisal. Each holder of Dissenting Shares ("Dissenting Shareholder") who, pursuant to the provisions of the CGCL, becomes entitled to payment of the value of shares of OnStream Capital Stock shall receive payment therefor from OnStream (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions).

    1.6  THE CLOSING.  Subject to termination of this Agreement as provided in
Section 10 below, the closing of the transactions contemplated in this Agreement (the "Closing") shall take place at the offices of Gray Cary Ware & Freidenrich, A Professional Corporation, 400 Hamilton Avenue, Palo Alto, California, as soon as possible upon the satisfaction or waiver of all conditions set forth in
Section 8 and Section 9 hereof (the "Closing Date"), or such other time and place as is mutually agreeable to the parties; PROVIDED, HOWEVER, that in no event shall the Closing take place after December 31, 1996 (or, in the event of a delay caused exclusively by the Registration Statement not having been declared effective by the SEC, the date twenty (20) days after the date on which the Registration Statement becomes effective, but in no event after January 31,
1997), unless otherwise mutually agreed in writing by the parties.

    1.7 EFFECTIVE DATE. Simultaneously with the Closing, the Merger Agreement, together with all required officers' certificates, shall be filed in the offices of the Secretary of State of the State of California. The Merger shall become effective immediately upon the date stamped by the California Secretary of State upon the Merger Agreement (such date is referred to as the "Effective Date").

    1.8 TAX FREE REORGANIZATION. The parties intend to adopt and hereby do adopt this Agreement as a plan of reorganization within the meaning of the regulations issued pursuant to Section 368 of the Code and intend to consummate the Merger in accordance with the provisions of Sections 368(a)(1)(A) and
(a)(2)(E) of the Code. Each party agrees that it will not take or assert any position on any tax return, report, or otherwise which is inconsistent with the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code and will take no action, either prior or subsequent to the Merger, which would cause the Merger to fail to qualify as a reorganization. The provisions and representations contained or referred to in this Section 1.8 shall survive until the expiration of the applicable statute of limitations.

SECTION 2. REPRESENTATIONS AND WARRANTIES OF ONSTREAM.

    Except as otherwise set forth in the "OnStream Disclosure Schedule" provided to 3Com on the date hereof, OnStream represents and warrants to 3Com as set forth below. No fact or circumstance disclosed to 3Com shall constitute an exception to these representations and warranties unless such fact or circumstance is set forth in the OnStream Disclosure Schedule. Applicable information so disclosed on the OnStream Disclosure Schedule shall be deemed to be disclosed under and incorporated into any other subsection of this Section 2 relating to the same general subject matter; provided, however that OnStream shall use its Best Efforts to include such information or provide detailed cross-references in the OnStream Disclosure Schedule wherever information is called for under more than one subsection of this Section 2.

    2.1 ORGANIZATION. OnStream is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has corporate power and authority to carry on its business as it is now being conducted and as it is proposed to be conducted. OnStream is duly qualified or licensed to do business and in good standing in each jurisdiction in which the nature of its business or properties makes such qualification or licensing necessary, except where the failure to qualify would not be material to OnStream's business. The OnStream Disclosure Schedule contains a true and complete listing of the locations of all sales offices, manufacturing facilities, and any other offices or facilities of OnStream and a true and complete list of all states in which OnStream maintains any employees. The OnStream Disclosure Schedule contains a true and complete list of all states in which OnStream is duly qualified to transact business as a foreign corporation. True and complete copies of OnStream's articles of incorporation and bylaws, as in effect on the date hereof and as to be in effect immediately prior to the Closing, have been provided to 3Com or its representatives.

    2.2  CAPITALIZATION.

    (a) The authorized capital stock of OnStream as of the date of this Agreement consists of: (i) twenty million (20,000,000) shares of common stock and (ii) eleven million two hundred ninety-eight thousand six hundred (11,298,600) shares of preferred stock. As of the date of this Agreement, three million seventeen thousand two hundred and five (3,017,205) shares of OnStream common stock and eleven million one hundred eighty-seven thousand three hundred and seventy-six (11,187,376) shares of OnStream preferred stock are issued and outstanding and held of record by OnStream's shareholders as set forth and identified in the shareholder list provided to 3Com or its representatives.

    (b) On the date of this Agreement (i) fifty-five thousand four hundred eighty-five (55,485) shares of OnStream common stock are available or reserved for issuance under the OnStream Stock Option Plan (the "OnStream Plan"), and
(ii) one million nine hundred twenty thousand two hundred forty five (1,920,245) shares are subject to outstanding options and held of record by OnStream's option holders. Twenty-five thousand (25,000) shares of OnStream Series A Preferred Stock, twenty thousand four hundred and twenty-nine (20,429) shares of OnStream Series B Preferred Stock, and twenty-five thousand six hundred and sixty-six (25,666) shares of OnStream Series C Preferred Stock are reserved for issuance and subject to outstanding OnStream Warrants. The names of the holders of the OnStream Warrants are set forth on the OnStream Disclosure Schedule.

    (c) All of the outstanding OnStream Securities have been duly authorized and are validly issued, fully paid and nonassessable. All outstanding OnStream Securities were issued in compliance with applicable securities laws. None of the outstanding OnStream Securities were issued in consideration in whole or in part for any contribution, transfer or assignment of the OnStream Products or Proprietary Assets or any proprietary rights incorporated therein or otherwise related thereto. OnStream does not have any other shares of its capital stock issued or outstanding and does not have any other outstanding subscriptions, options, warrants, rights or other agreements or commitments obligating OnStream to issue shares of its capital stock or other securities.

    2.3  POWER, AUTHORITY AND VALIDITY.

    (a) OnStream has the corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Transaction Documents to which it is a party and the consummation of the transactions contemplated herein and therein have been duly authorized by the board of directors of OnStream, and no other corporate proceedings, other than shareholder approval of the Merger, are necessary to authorize this Agreement and the other Transaction Documents. OnStream is not subject to or obligated under any charter, bylaw or contract provision or any license, franchise or permit, or subject to any order or decree, which would be breached or violated in a manner by or in conflict with its executing and carrying out this Agreement and the transactions contemplated herein and under the Transaction Documents. To OnStream's knowledge, except for (i) the filing of the Merger Agreement and any required officers' certificates with the Secretary of State of the State of California and appropriate documents with the relevant authorities of other states in which OnStream is qualified to do business, (ii) filings under applicable securities laws, (iii) the termination of the waiting period under the HSR Act and (iv) such other consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the laws of any foreign country in which OnStream or any of OnStream's subsidiaries conducts any business or owns any property or assets, no consent of any person who is a party to a contract which is material to OnStream's business, nor consent of any governmental body, is required to be obtained on the part of OnStream to permit the transactions contemplated herein and continue the business activities of OnStream as previously conducted by OnStream. This Agreement constitutes, and the other Transaction Documents to which OnStream is a party when executed and delivered by OnStream shall constitute, valid and binding obligations of OnStream enforceable in accordance with their respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency, and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

    (b) Except as set forth in the OnStream Disclosure Schedule, all OnStream Options outstanding as of the Effective Date have been issued in accordance with the terms of the OnStream Plan and pursuant to the forms of option agreement previously provided to legal counsel for 3Com. No option will by its terms require an adjustment in connection with the Merger. Neither the transactions contemplated in this Agreement nor any action taken by OnStream will result in
(i) any additional benefits for any optionee under and option or (ii) the inability of 3Com after the Effective Date to exercise any right or benefit held by OnStream prior to the Effective Date with respect to an option assumed by 3Com, including, without limitation, the right to repurchase an optionee's unvested shares on termination of such optionee's employment. The assumption by 3Com of OnStream Options in accordance with Section 1.2(k) hereunder will not
(x) give the optionees additional benefits which they did not have under their options prior to such assumption (after taking into account the existing provisions of the options, such as their respective exercise prices and vesting schedules) or (y) constitute a breach of the OnStream Plan or any material agreement entered into pursuant to the OnStream Plan.

    2.4  FINANCIAL STATEMENTS.

    (a) OnStream has delivered to 3Com copies of OnStream's unaudited balance sheet as of September 30, 1996 and statements of operations, shareholders' equity and cash flow for the period then-ended (the "OnStream Unaudited Financials") and the audited balance sheet as of December 31, 1995 and statements of operations, shareholder's equity and cash flow for the period then-ended (collectively, the "OnStream Financial Statements").

    (b) The OnStream Financial Statements are complete and in accordance with the books and records of OnStream and present fairly in all material respects the financial position of OnStream as of their historical dates. The OnStream Financial Statements have been prepared in accordance with generally accepted accounting principles ("GAAP") (except as to the OnStream Unaudited Financials, for the absence of footnotes) applied on a basis consistent with prior periods. Except and to the extent reflected or reserved against in such balance sheets (including the notes thereto), OnStream does not have, as of the dates of such balance sheets, any liabilities or obligations (absolute or contingent) of a nature required to be or customarily reflected in a balance sheet (or the notes thereto) prepared in accordance with GAAP. The reserves, if any, reflected on the OnStream Financial Statements are adequate in light of the contingencies with respect to which they are made. The statements of operations, shareholder's equity and cash flow are complete and in accordance with the books and records of OnStream and present fairly the results of operations, equity transactions and changes of OnStream for the periods indicated.

    (c) OnStream has no debt, liability, or obligation in a material amount, either individually or in the aggregate, of any nature, whether accrued, absolute, contingent, or otherwise, and whether due or to become due, that is not reflected or reserved against in the OnStream Unaudited Financials, except for those (i) that may have been incurred after the date of the OnStream Financial Statements or (ii) that are not required by GAAP to be included in a balance sheet or the notes thereto, except that OnStream has not established any reserves with respect to the costs and fees associated with this Agreement and the transactions contemplated herein. All material debts, liabilities, and obligations incurred after the date of the OnStream Financial Statements were incurred in the ordinary course of business, and are usual and normal in amount, both individually and in the aggregate.

    2.5  TAX MATTERS.

    (a) OnStream has fully and timely, properly and accurately filed all tax returns and reports required to be filed by it, including all federal, foreign, state and local tax returns and estimates for all years and periods (and portions thereof) for which any such returns, reports or estimates were due. All such returns, reports and estimates were prepared in the manner required by applicable law in all material respects. All income, sales, use, occupation, property or other taxes or assessments due from OnStream prior to the Closing Date have been paid or will be paid on or before the Closing Date. There are no pending assessments, asserted deficiencies or claims for additional taxes that have not been paid. The reserves for taxes, if any, reflected on the OnStream Financial Statements are adequate, and there are no tax liens on any property or assets of OnStream (other than liens for taxes not yet due and payable). To OnStream's knowledge, there have been no audits or examinations of any tax returns or reports by any applicable governmental agency. To OnStream's knowledge, no state of facts exists or has existed which would constitute grounds for the assessment of any penalty or any further tax liability in a material amount, either individually or in the aggregate, beyond that shown on the respective tax reports, returns or estimates. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any federal, foreign state or local tax return or report for any period.

    (b) All taxes which OnStream has been required to collect or withhold have been duly withheld or collected and, to the extent required, have been paid to the proper taxing authority.

    (c) OnStream is not a party to any tax-sharing agreement or similar arrangement with any other party.

    (d) At no time has OnStream been included in the federal consolidated income tax return of any affiliated group of corporations.

    (e) No payment which OnStream is obliged to pay to any director, officer, employee or independent contractor pursuant to the terms of an employment agreement, severance agreement or otherwise will constitute an excess parachute payment as defined in Section 280G of the Code.

    (f) OnStream will not be required to include any adjustment in taxable income for any tax period (or portion thereof) ending after the Closing Date pursuant to Section 481(c) of the Code or any provision of the tax laws of any jurisdiction requiring tax adjustments as a result of a change in method of accounting implemented by OnStream prior the Closing Date for any tax period (or portion thereof) ending on or before the Closing Date or pursuant to the provisions of any agreement entered into by OnStream prior to the Closing Date with any taxing authority with regard to the tax liability of OnStream for any tax period (or portion thereof) ending on or before the Closing Date.

    (g) OnStream is not currently under any contractual obligation to pay to any Governmental Body any tax obligations of, or with respect to any transaction relating to, any other person or to indemnify any other person with respect to any tax, other than pursuant to this Agreement.

    2.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. From September 30, 1996, to the date of this Agreement, OnStream has not:

        (a) suffered any Material Adverse Change in its financial condition or in the operations of its business, nor any Material Adverse Change in its balance sheet (with the OnStream Financial Statements and any subsequent balance sheet analyzed as if each had been prepared according to GAAP exclusive of footnotes), and including but not limited to cash distributions or material decreases in the net assets of OnStream;

        (b) suffered any damage, destruction or loss, whether covered by insurance in an amount in excess of Fifty Thousand Dollars ($50,000);

        (c) granted or agreed to make any increase in the compensation payable or to become payable by OnStream to its officers or employees, except those occurring in the ordinary course of business;

        (d) declared, set aside or paid any dividend or made any other distribution on or in respect of the shares of OnStream Capital Stock or declared any direct or indirect redemption, retirement, purchase or other acquisition by OnStream of such shares other than repurchases of OnStream Capital Stock at original issue prices from former employees or consultants pursuant to written agreements providing for their repurchase in the event of termination of employment or consultancy;

        (e) issued any shares of capital stock of OnStream or any warrants, rights, options or entered into any commitment relating to the shares of OnStream except for the issuance of shares of OnStream Capital Stock pursuant to the exercise of outstanding OnStream Options or OnStream Warrants or upon conversion of outstanding shares of OnStream Preferred Stock;

        (f) made any change in the accounting methods or practices it follows, whether for general financial or tax purposes, or any change in depreciation or amortization policies or rates adopted therein;

        (g) sold, leased, abandoned or otherwise disposed of any real property or any machinery, equipment or other operating property other than in the ordinary course of business;

        (h) sold, assigned, transferred, licensed or otherwise disposed of any patent, trademark, trade name, brand name, copyright (or pending application for any patent, trademark or copyright), invention, work of authorship, process, know-how, formula or trade secret or interest thereunder or other intangible asset except in the ordinary course of its business;

        (i) suffered any dispute involving any employee which may result in a material liability to OnStream;

        (j) engaged in any activity or entered into any material commitment or transaction (including without limitation any borrowing or capital expenditure), in either case, other than in the ordinary course of business;

        (k) incurred any liabilities, contingent or otherwise, either matured or unmatured (whether or not required to be reflected in financial statements in accordance with GAAP, and whether due or to become due), except for (i) liabilities identified as such in the "liabilities" column of the OnStream Unaudited Financials, (ii) accounts payable or accrued salaries that have been incurred by OnStream since September 30, 1996 in the ordinary course of business and consistent with OnStream's past practices and (iii) liabilities in Section 2.6(k) of the Disclosure Schedule;

        (l) permitted or allowed any of its material property or assets to be subjected to any mortgage, deed of trust, pledge, lien, security interest or other encumbrance of any kind, except those permitted under Section 2.7 hereof, other than any purchase money security interests incurred in the ordinary course of business;

        (m) made any capital expenditure or commitment for additions to property, plant or equipment individually in excess of Fifty Thousand Dollars ($50,000), or in the aggregate, in excess of One Hundred Thousand Dollars ($100,000);

        (n) paid, loaned or advanced any amount to, or sold, transferred or leased any properties or assets to, or entered into any agreement or arrangement with any of its Affiliates, officers, directors or shareholders or, to OnStream's knowledge, any Affiliate or associate of any of the foregoing;

        (o) made any amendment to or terminated any agreement which, if not so amended or terminated, would be required to be disclosed on the OnStream Disclosure Schedule; or

        (p) agreed to take any action described in this Section 2.6 or outside of its ordinary course of business or which would constitute a breach of any of the representations contained in this Agreement.

    2.7 TITLE AND RELATED MATTERS. OnStream has good and marketable title to all the properties, interests in properties and assets, real and personal, reflected in the OnStream Financial Statements or acquired after the date of the OnStream Financial Statements (except properties, interests in properties and assets sold or otherwise disposed of since the date of the OnStream Financial Statements in the ordinary course of business), free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except the lien of current taxes not yet due and payable and except for liens which in the aggregate do not secure more than Fifty Thousand Dollars ($50,000) in liabilities. The equipment of OnStream used in the operation of its business is in good operating condition and repair, normal wear and tear excepted. All real or personal property leases to which OnStream is a party are, to OnStream's knowledge, valid, binding, enforceable and effective in accordance with their respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency, and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. There is not under any of such leases any existing default by OnStream or event of default or event which, with notice or lapse of time or both, would constitute a material default. The OnStream Disclosure Schedule contains a description of all real and personal property leased or owned by OnStream, describing its interest in said property and with respect to owned real property, a description of each parcel and a summary description of the buildings, structures and improvements thereon. True and correct copies of OnStream's leases have been provided to 3Com or its representatives.

    2.8  PROPRIETARY RIGHTS AND WARRANTY CLAIMS.

    (a) Part 2.8(a)(i) of the Disclosure Schedule sets forth, with respect to each OnStream Proprietary Asset registered with any Governmental Body or for which an application for registration has been filed with any Governmental Body,
(i) a brief description of such Proprietary Asset, and (ii) the names of the jurisdictions covered by the applicable registration or application. Part 2.8(a)(ii) of the Disclosure Schedule identifies and provides a brief description of each Proprietary Asset licensed to OnStream by any Person (except for any Proprietary Asset that is licensed to OnStream under any third party software license generally available to the public at a cost of less than Twenty-five Thousand Dollars ($25,000)), and identifies the license agreement under which such Proprietary Asset is being licensed to OnStream. Except as set forth in Part 2.8(a)(iii) of the Disclosure Schedule, OnStream has, to the best of OnStream's knowledge, valid and marketable title to all OnStream Proprietary Assets used in or necessary for the conduct of its business free and clear of all material liens and other encumbrances, except for third party rights licensed to it, as to which it has a valid right to use such OnStream Proprietary Assets (all of the foregoing are referred to herein as "OnStream Proprietary Rights"). Except as set forth in Part 2.8(a)(v) of the Disclosure Schedule, OnStream is not obligated to make any material payment to any Person for the use of any OnStream Proprietary Asset. Except as set forth in Part 2.8(a)(vi) of the Disclosure Schedule, OnStream has not developed jointly with any other Person any OnStream Proprietary Asset with respect to which such other Person has any rights.

    (b) Except as set forth in Part 2.8 of the Disclosure Schedule, OnStream has taken all reasonable and customary measures and precautions necessary to protect and maintain the confidentiality and secrecy of all OnStream Proprietary Assets (except OnStream Proprietary Assets whose value would be unimpaired by public disclosure) and otherwise to maintain and protect the value of all OnStream Proprietary Assets. Except as set forth in Part 2.8(b) of the Disclosure Schedule, OnStream has not (other than pursuant to license agreements identified in Part 2.11 of the Disclosure Schedule) disclosed or delivered to any Person, or permitted the disclosure or delivery to any Person of the source code, or any portion or aspect of the source code, of any OnStream Product.

    (c) (i) To OnStream's knowledge, and (ii) except where such infringement, misappropriation or unlawful use, whether or not within OnStream's knowledge, would not and could not reasonably be expected to be material in impact or amount, either individually or in the aggregate: OnStream is not infringing, misappropriating or making any unlawful use of, and OnStream has not at any time infringed, misappropriated or made any unlawful use of, and OnStream has not received any notice or other communication (in writing or otherwise) of any actual, alleged, possible or potential infringement, misappropriation or unlawful use of, any Proprietary Asset owned or used by any other Person. To OnStream's knowledge, no other Person is infringing, misappropriating or making any unlawful use of, and no Proprietary Asset owned or used by any other Person infringes or conflicts with, any OnStream Proprietary Asset.

    (d) Except as set forth in Part 2.8(d) of the Disclosure Schedule: (i) each OnStream Product conforms in all material respects with any specification, documentation, performance standard, representation or statement made or provided with respect thereto by or on behalf of OnStream and (ii) there has not been during the last three (3) years any claim made against OnStream by any customer or other Person alleging that any OnStream Product (including each version thereof that has been licensed or otherwise made available by OnStream to any Person) does not conform in all material respects with any specification, documentation, performance standard, representation or statement made or provided by or on behalf of OnStream, and, to OnStream's knowledge, there is not a reasonable basis for any such claim.

    (e) The OnStream Proprietary Assets constitute all the Proprietary Assets necessary, in OnStream's reasonable judgment, to enable OnStream to conduct its business in the manner in which such business has been and is being conducted. Except as set forth in Part 2.8(e) of the Disclosure Schedule, (i) OnStream has not licensed any of the OnStream Proprietary Assets to any Person on an exclusive basis and (ii) OnStream has not entered into any covenant not to compete or contract limiting its ability to exploit fully any of the OnStream Proprietary Assets or to transact business in any market or geographical area or with any Person.

    (f) Except as set forth in Part 2.8(f) of the Disclosure Schedule, (i) all current and former employees of OnStream have executed and delivered to OnStream an agreement (containing no exceptions to or exclusions from the scope of its coverage relevant to OnStream's business) that is substantially identical to the form of the Employee Agreement previously delivered to 3Com, and (ii) all current and former consultants and independent contractors to OnStream providing technical services relating to OnStream's Proprietary Assets have executed and delivered to OnStream an agreement (containing no exceptions to or exclusions from the scope of its coverage relevant to OnStream's business), the material provisions of which are in substance similar to the terms of the form of Employee Agreement previously delivered to 3Com.

    (g) To OnStream's knowledge, no product liability or warranty claims which individually or in the aggregate could exceed the reserves therefor on the OnStream Financial Statements have been communicated in writing to or threatened in writing against OnStream.

    2.9 EMPLOYEE BENEFIT PLANS. OnStream does not maintain, and is not obligated to contribute to, any defined benefit pension plan or any employee benefit plan that is subject to either Title IV of the Employee Retirement Income Security Act of 1974 ("ERISA") or the minimum funding standards of

ERISA or the Internal Revenue Code. (i) To OnStream's knowledge, and (ii) except where nonconformance, whether or not within OnStream's knowledge, would not and could not be reasonably expected to be material in impact or amount, either individually or in the aggregate: each bonus, deferred compensation, pension, profit-sharing, retirement, stock purchase, stock option, and other employee benefit or fringe benefit plans, whether formal or informal, maintained by OnStream conforms in all material respects, to the applicable requirements, if any, of ERISA. The OnStream Disclosure Schedule lists all profit-sharing, bonus, incentive, deferred compensation, vacation, severance pay, retirement, stock option, group insurance or other plans (whether written or not) providing employee benefits, and where no plan or other written document has been made available to 3Com, summarizes briefly its principal features.

    2.10 BANK ACCOUNTS AND RECEIVABLES. The OnStream Disclosure Schedule sets forth the names and locations of all banks, trusts, companies, savings and loan associations, and other financial institutions at which OnStream maintains accounts of any nature and the names of all persons authorized to draw thereon or make withdrawals therefrom. The OnStream Disclosure Schedule sets forth an accurate and complete breakdown and aging of all accounts receivable, notes receivable, and other receivables of OnStream as of September 30, 1996. Except as set forth on the OnStream Disclosure Schedule all existing accounts receivable of OnStream (including those accounts receivable reflected on the OnStream Unaudited Financials that have not yet been collected and those accounts receivable that have arisen since [September 30, 1996] and have not yet been collected) (i) represent valid obligations of customers of OnStream arising from bona fide transactions entered into in the ordinary course of business and
(ii) to OnStream's knowledge, are current and will be collected in full, and when due, without any counterclaim or setoff (net of an allowance for doubtful accounts as reflected in the OnStream Financials of Two Million One Hundred and Fifty-Five Thousand Dollars ($2,155,000) in the aggregate).

    2.11  CONTRACTS.

    (a) The OnStream Disclosure Schedule identifies each material license agreement, development agreement, manufacturing agreement, distribution agreement, and OEM agreement to which OnStream is a party.

    (b) Except as set forth in Part 2.11 of the OnStream Disclosure Schedule,

        (i) OnStream has no agreements, contracts or commitments that call for prospective fixed and/ or contingent payments or expenditures by or to OnStream of more than Twenty-five Thousand Dollars ($25,000) other than those entered into in the ordinary course of business concerning the sale of OnStream's products;

        (ii) OnStream has no purchase agreement, contract or commitment that calls for fixed and/or contingent payments by OnStream that are in excess of the normal, ordinary and usual requirements of OnStream's business;

       (iii) There is no outstanding sales contract, commitment or proposal (including, without limitation, development projects) of OnStream that OnStream currently expects to result either individually or in the aggregate in any material loss to OnStream upon completion or performance thereof;

        (iv) OnStream has no outstanding agreements, contracts or commitments with officers, employees, agents, consultants, advisors, salesmen, sales representatives, distributors or dealers that are not cancelable by it on notice of not longer than ninety (90) days and without liability, penalty or premium exceeding Two Thousand Five Hundred Dollars ($2,500) in any single instance or Ten Thousand Dollars ($10,000) in the aggregate;

        (v) OnStream has not entered into any employment, independent contractor or similar agreement, contract or commitment that is not terminable on not more than ninety (90) days' notice without penalty or liability of any type, including without limitation severance or termination pay;

        (vi) OnStream has no currently effective collective bargaining or union agreements, contracts or commitments;

       (vii) OnStream is not restricted by agreement from competing with any person or from carrying on its business anywhere in the world;

      (viii) OnStream is under no liability or obligation, and no such outstanding claim has been made, with respect to the return to OnStream of inventory or merchandise in the possession of wholesalers, distributors, retailers, or other customers, except such liabilities, obligations and claims as, in the aggregate, do not exceed the reserves therefor set forth in the OnStream Financial Statements;

        (ix) OnStream has not guaranteed any obligations of other persons or made any agreements to acquire or guarantee any obligations of other persons;

        (x) OnStream has no outstanding loan or advance to any person; nor is it party to any line of credit, standby financing, revolving credit or other similar financing arrangement of any sort which would permit the borrowing by OnStream of any sum not reflected in the OnStream Financial Statements; and

        (xi) All material contracts, agreements and instruments to which OnStream is a party are valid, binding, in full force and effect, and enforceable by OnStream in accordance with their respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. No such contract, agreement or instrument contains any liquidated-damages, penalty or similar provision. To OnStream's knowledge, no party to any such contract, agreement or instrument intends to cancel, withdraw, modify or amend such contract, agreement or instrument.

    (c) The OnStream Disclosure Schedule describes all agreements pursuant to which OnStream has agreed to manufacture for or supply to any third party any OnStream Products or components thereto requiring, or expected to require, payments of Fifty Thousand Dollars ($50,000) or more over the life of any such agreement. The OnStream Disclosure Schedule also lists each vendor which is the sole source for any product or component included in the OnStream Products which OnStream believes is not readily available from other sources.

    (d) OnStream has delivered to 3Com accurate and complete copies of all written contracts identified in Part 2.11 of the Disclosure Schedule, including all amendments thereto. OnStream has not entered into any material oral contracts. Each contract identified in Part 2.11 of the Disclosure Schedule (a "Material Contract") is valid and in full force and effect, and, to the best of the knowledge of OnStream, is enforceable by OnStream in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

    (e) Except as set forth in Part 2.11 of the Disclosure Schedule:

        (i) OnStream has not violated or breached, or committed any default under, any Material Contract, and, to OnStream's knowledge, no other Person has violated or breached, or committed any default under, any Material Contract; and

        (ii) to OnStream's knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, (A) result in a violation or breach of any of the provisions of any Material Contract, (B) give any Person the right to declare default or exercise any remedy under any Material Contract, (C) give any Person the right to accelerate the maturity or performance of any Material Contract or (D) give any Person the right to cancel, terminate or modify any Material Contract.

    (f) None of the Material Contracts contains any provision which would require the consent of third parties to the Merger or which would be altered as a result of the Merger. If any Material Contract contains any such provisions, then OnStream has described them briefly in the OnStream Disclosure Schedule.

    2.12 ORDERS, COMMITMENTS AND RETURNS. All accepted and unfilled orders entered into by OnStream for the sale, license, or lease or other disposition by OnStream of its products, and all agreements, contracts, or commitments for the purchase of supplies by OnStream, were made in the ordinary course of business. No outstanding material purchase or outstanding lease commitment of OnStream is in excess of the normal, ordinary and usual requirements of its business or was made at a price (on both a per unit and aggregate basis) in excess of the current market price at the time made, or contains terms and conditions materially more onerous to OnStream than those usual and customary in the industry.

    2.13 COMPLIANCE WITH LAW. OnStream is in compliance in all material respects with all applicable laws and regulations. Neither OnStream nor, to OnStream's knowledge, any of its employees has directly or indirectly paid or delivered any fee, commission or other sum of money or item of property, however characterized, to any finder, agent, government official or other party in the United States or any other country, that was or is in violation of any federal, state, or local statute or law or of any statute or law of any other country having jurisdiction. OnStream has not participated directly or indirectly in any boycotts or other similar practices affecting any of its customers. OnStream has complied in all material respects at all times with any and all applicable federal, state and foreign laws, rules, regulations, proclamations and orders relating to the importation or exportation of its products. (i) To OnStream's knowledge, and (ii) except where such invalidity or insufficiency, whether or not within OnStream's knowledge, would not and could not be reasonably expected to be material in impact or amount, either individually or in the aggregate: all licenses, franchises, permits and other governmental authorizations held by OnStream and which are material to its business are valid and sufficient in all respects for the business presently carried on by OnStream.

    2.14  LABOR DIFFICULTIES; NO DISCRIMINATION.

    (a) (i) To OnStream's knowledge, and (ii) except where such unfair labor practice or violation, whether or not within OnStream's knowledge, would not and could not reasonably be expected to be material in impact or amount, either individually or in the aggregate: OnStream is not engaged in any unfair labor practice and is not in violation of any applicable laws relating to employment and employment practices, terms and conditions of employment, and wages and hours.

    (b) There is no unfair labor practice complaint against OnStream actually pending or, to OnStream's knowledge, threatened before the National Labor Relations Board.

    (c) There is no strike, labor dispute, slowdown, or stoppage actually pending or threatened against OnStream.

    (d) No union representation question exists with respect to the employees of OnStream and, to OnStream's knowledge, no union organizing activities are taking place.

    (e) No grievance or arbitration proceeding arising out of or under any collective bargaining agreement is pending and to OnStream's knowledge no claims therefor exist.

    (f) No collective bargaining agreement that is binding on OnStream restricts it from relocating or closing any of its operations.

    (g) OnStream has not experienced any work stoppage or other labor difficulty.

    (h) There is not presently, and there has not been within the previous two
(2) years, any claim against OnStream based on actual or alleged wrongful termination or on actual or alleged race, age, sex, disability or other harassment or discrimination, or similar tortious conduct, nor to OnStream's knowledge, is there any reasonable basis for any such claim.

    (i) OnStream is not aware of any key OnStream employee who intends to terminate his or her employment with OnStream.

    2.15 TRADE REGULATION. OnStream has not terminated its relationship with or refused to ship OnStream Products to any dealer, distributor, OEM, third party marketing entity or customer which had theretofore paid or been obligated to pay OnStream in excess of Fifty Thousand Dollars ($50,000) over any consecutive twelve (12) month period. The prices charged by OnStream in connection with the marketing or sale of any products or services have been in compliance in all material respects with all applicable laws and regulations. No claims against OnStream have been communicated or threatened in writing to OnStream with respect to wrongful termination of any dealer, distributor or any other marketing entity, discriminatory pricing, price fixing, unfair competition, false advertising, or any other violation of any laws or regulations relating to anti-competitive practices or unfair trade practices of any kind, and to OnStream's knowledge, no specific situation, set of facts, or occurrence provides a reasonable basis for any such claim.

    2.16  INSIDER TRANSACTIONS.  No Affiliate of OnStream has any interest in
(i) any equipment or other material property, real or personal, tangible or intangible, including, without limitation, any proprietary asset, used in connection with or pertaining to the business of OnStream or, to OnStream's knowledge, (ii) any creditor, supplier, customer, manufacturer, agent, representative, or distributor of products of OnStream; PROVIDED, HOWEVER, that no such Affiliate or other person shall be deemed to have such an interest solely by virtue of (a) the ownership of less than one percent (1%) of the outstanding stock or debt securities of any publicly-held company whose stock or debt securities are traded on a recognized stock exchange or quoted on the National Association of Securities Dealers Automated Quotation System, or (b) such person's status as a general or limited partner of a venture capital or similar fund, which fund is also a holder of the securities of such creditor, supplier, customer, manufacturer, agent, representative or distributor.

    2.17 EMPLOYEES, INDEPENDENT CONTRACTORS AND CONSULTANTS. The OnStream Disclosure Schedule lists all currently effective written or, to OnStream's knowledge, oral consulting, independent contractor and/or employment agreements and other material agreements concluded with individual employees, independent contractors or consultants to which OnStream is a party other than those terminable at will or within thirty (30) days. If oral, the OnStream Disclosure Schedule also contains a brief summary of such agreements. True and correct copies of all such written agreements have been provided to 3Com or its representatives. All salaries and wages paid by OnStream are in material compliance, both individually and in the aggregate, with applicable federal, state and local laws. The OnStream Disclosure Schedule lists (i) the names of all persons currently employed by OnStream and the salaries and other compensation arrangements (bonus, deferred compensation, etc.) for each such person. OnStream's aggregate accrued vacation and severance pay as of September 30, 1996 was approximately Three Hundred Eleven Thousand One Hundred and Thirty-One Dollars ($311,131).

    2.18 INSURANCE. The OnStream Disclosure Schedule contains a list of the principal policies of fire, liability and other forms of insurance held by OnStream. To OnStream's knowledge, OnStream has not done anything, either by way of action or inaction, that might reasonably be expected to invalidate such policies in whole or in part.

    2.19 LITIGATION. There are no suits, actions or proceedings pending or, to OnStream's knowledge, threatened against or materially affecting OnStream or which questions or challenges the validity of this Agreement or the Transaction Documents. To its knowledge, there is no judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against OnStream.

    2.20 SECTION 341(F)(2). OnStream has not, with regard to any property or assets held, acquired or to be acquired by it, at any time, filed a consent to the application of Section 341(f)(2) of the Code nor will any such consent be filed before the Closing.

    2.21 SUBSIDIARIES. OnStream has no subsidiaries. OnStream does not own or control (directly or indirectly) any capital stock, bonds or other securities of, and does not have any proprietary interest in, any other corporation, general or limited partnership, firm, association or business organization, entity or enterprise, and OnStream does not control (directly or indirectly) the management or policies of any other corporation, partnership, firm, association or business organization, entity or enterprise.

    2.22 COMPLIANCE WITH ENVIRONMENTAL REQUIREMENTS. OnStream has obtained all material permits, licenses and other authorizations which are required under federal, state and local laws applicable to OnStream and relating to pollution or protection of the environment, including laws or provisions relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, or hazardous or toxic materials, substances, or wastes into air, surface water, groundwater, or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants or hazardous or toxic materials, substances, or wastes. Except as set forth in the OnStream Disclosure Schedule, OnStream is in material compliance with all terms and conditions of the required permits, licenses and authorizations. Except as set forth in the OnStream Disclosure Schedule, OnStream is not aware of, nor has OnStream received written notice of, any conditions, circumstances, activities, practices, incidents, or actions which might reasonably form the basis of a claim, action, suit, proceeding, hearing, or investigation of, by, against or relating to OnStream, based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling, or the emission, discharge, release or threatened release into the environment, of any pollutant, contaminant, or hazardous or toxic substance, material or waste.

    2.23 CORPORATE DOCUMENTS. OnStream has furnished to 3Com for its examination: (i) copies of its articles of incorporation and bylaws, (ii) its minute book containing all records required to be set forth of all proceedings, consents, actions, and meetings of the shareholders, the board of directors and any committees thereof, (iii) all material permits, orders, and consents issued by any regulatory agency with respect to OnStream, or any securities of OnStream, and all applications for such permits, orders, and consents, and (iv) the stock transfer books of OnStream setting forth all transfers of any capital stock. The corporate minute books, stock certificate books, stock registers and other corporate records of OnStream are complete and accurate in all respects, and the signatures appearing on all documents contained therein are the true signatures of the persons purporting to have signed the same. All actions reflected in such books and records were duly and validly taken in compliance in all material respects with the laws of the applicable jurisdiction.

    2.24 NO BROKERS. Neither OnStream nor, to OnStream's knowledge, any OnStream shareholder is obligated for the payment of fees or expenses of any broker or finder in connection with the origin, negotiation or execution of this Agreement or in connection with any transaction contemplated hereby or thereby other than Deutsche Morgan Grenfell.

    2.25 POOLING OF INTERESTS. To OnStream's knowledge, neither OnStream nor any of its Affiliates has, through the date of this Agreement, taken or agreed to take any action which would prevent OnStream from accounting for the business combination to be effected by the Merger as a pooling of interests.

    2.26 DISCLOSURE. The statements by OnStream contained in this Agreement, the exhibits and schedules thereto, and the certificates or documents required to be delivered by OnStream to 3Com or Sub under this Agreement, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF 3COM AND SUB.

    3Com and Sub jointly and severally represent and warrant to OnStream that:

    3.1 ORGANIZATION AND GOOD STANDING. 3Com and Sub are corporations duly organized, validly existing and in good standing under the laws of the State of California and have full power and authority to carry on their businesses as now conducted.

    3.2 CAPITAL STRUCTURE. As of the date hereof the authorized capital stock of 3Com consists of two hundred million (200,000,000) shares of 3Com Common Stock, One Cent ($0.01) par value per share and three million (3,000,000) shares of 3Com Preferred Stock, no par value. At the close of business on August 31, 1996, one hundred sixty-nine million nine hundred four thousand (169,904,000) shares of 3Com Common Stock were outstanding, twenty-six million two hundred ninety-five thousand (26,295,000) shares of 3Com Common Stock were subject to outstanding stock options ("Existing 3Com Options"), no shares of 3Com Common Stock were held by 3Com in its treasury, no shares of 3Com Preferred Stock were held by 3Com in its treasury, and no shares of 3Com Preferred Stock were outstanding. All the outstanding shares of 3Com Common Stock are validly issued, fully paid, nonassessable and free of preemptive rights. The shares of 3Com Common Stock issuable in connection with the Merger are duly authorized and reserved for issuance and, when issued in accordance with the terms of this Agreement and Agreement of Merger, will be validly issued, fully paid, nonassessable and free of preemptive rights. As of the date hereof, the authorized capital stock of Sub consists of one thousand (1,000) shares of Common Stock, no par value, all of which are validly issued, fully paid and nonassessable and owned by 3Com. Except for the shares listed above issuable pursuant to Existing 3Com Options and the 3Com Rights Plan, there are not any options, warrants, calls, conversion rights, commitments or agreements of any character to which 3Com or any subsidiary of 3Com is a party or by which any of them may be bound obligating 3Com or any subsidiary of 3Com to issue, deliver, sell, or cause to be issued, delivered or sold, additional shares of the capital stock of 3Com or any subsidiary of 3Com or obligating 3Com or any subsidiary of 3Com to grant, extend or enter into any such option, warrant, call, conversion right, commitment or agreement.

    3.3 POWER, AUTHORIZATION AND VALIDITY. 3Com and Sub have the right, power, legal capacity and authority to enter into and perform their respective obligations under this Agreement and the other Transaction Documents to which they are a party. The execution and delivery of this Agreement and the other Transaction Documents have been duly and validly approved and authorized by the respective boards of directors of 3Com and Sub and by 3Com as the sole shareholder of Sub. No authorization or approval, governmental or otherwise, is necessary in order to enable 3Com and Sub to enter into and to perform the terms of this Agreement or the other Transaction Documents on their parts to be performed, except for (i) the filing of the Merger Agreement and all required officers' certificates with the Secretary of State of the State of California and appropriate documents with the relevant authorities of other states in which 3Com is qualified to do business, (ii) filings under applicable securities laws,
(iii) the termination of the waiting period under the HSR Act and (iv) such other consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the laws of any foreign country in which 3Com or any of 3Com's subsidiaries conducts any business or owns any property or assets. This Agreement is, and the other Transaction Documents when executed and delivered by 3Com and/or Sub shall be, the valid and binding obligations of 3Com and Sub enforceable in accordance with their respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency, and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

    3.4 NO VIOLATION OF EXISTING AGREEMENTS. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated herein will conflict with, or result in a material breach or violation of, any provision of 3Com's and or Sub's respective articles of incorporation, and bylaws as currently in effect, any instrument or contract to which 3Com or Sub is a party or by which any such party is bound, or any federal, state or local judgment, writ, decree, order, statute, rule or regulation applicable to any such party. Neither the execution and delivery of this Agreement, nor any Agreement attached hereto as an Exhibit, nor the consummation of the transactions contemplated herein or therein will have a Material Adverse Effect on the operations, assets, or financial condition of 3Com.

    3.5 SEC DOCUMENTS. 3Com has delivered to OnStream true, accurate and complete copies of 3Com's most recent reports on Forms 10-K, 10-Q and any report on Form 8-K filed since the most recent 10-Q (collectively, the "SEC Documents"). As of their respective filing dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act or the Securities Act, and taken together, the SEC Documents contain no untrue statement of a material fact and did not omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected or superseded by a subsequently filed SEC Document. The financial statements of 3Com included in the 3Com SEC Documents (the "3Com Financial Statements") comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and fairly present the consolidated financial position of 3Com and its consolidated subsidiaries at the dates thereof and the consolidated results of their operations and changes in financial position for the periods then ended (subject, in the case of unaudited statements, to normal, recurring audit adjustments, provided that the notes and accounts receivable are collectible in the amounts shown thereon and inventories are not subject to write-down, except in either case in an amount not material or for which 3Com has provided adequate reserves). There has been no change in 3Com's accounting policies or estimates except as described in the notes to the 3Com Financial Statements.

    3.6 POOLING OF INTERESTS. To 3Com's knowledge, neither 3Com nor any of its Affiliates has, through the date of this Agreement, taken or agreed to take any action which would prevent 3Com from accounting for the business combination to be effected by the Merger as a pooling of interests.

    3.7 COMPLIANCE WITH OTHER INSTRUMENTS AND LAWS. 3Com is not in violation of any provisions of its articles of incorporation or bylaws as currently in effect or any federal, state or local judgment, writ, decree, or order applicable to 3Com.

    3.8 LITIGATION. There is no suit, action, proceeding, claim or investigation pending or, to 3Com's knowledge, threatened against 3Com and Sub before any court or administrative agency or which questions or challenges the validity of this Agreement and which is not set forth in the SEC Documents (as defined below) which could have a Material Adverse Effect on the operations, assets or financial condition of 3Com or Sub.

    3.9 ABSENCE OF CERTAIN CHANGES AND EVENTS. Since August 31, 1996, there has been no Material Adverse Change in the business condition of 3Com, and 3Com has (i) conducted its business in the ordinary course and (ii) filed in a timely manner all documents with the SEC required by law. Since August 31, 1996, 3Com has not agreed to take any action outside of its ordinary course of business or which would constitute a breach of any of the representations contained in this Agreement.

    3.10 DISCLOSURE. The statements by 3Com and Sub contained in this Agreement, the exhibits thereto, and the certificates and documents required to be delivered by 3Com or Sub to OnStream under this Agreement, taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained herein and therein not misleading in light of the circumstances under which such statements were made.

SECTION 4. PRECLOSING COVENANTS OF ONSTREAM.

    4.1 MATERIAL CONSENTS. OnStream shall use its Best Efforts to obtain any and all consents necessary for the assumption by the Surviving Corporation of those Material Contracts listed on Schedule 4.1 of the OnStream Disclosure Schedule concurrent with the Merger (the "Material Consents").

    4.2 ADVICE OF CHANGES. OnStream shall promptly advise 3Com in writing (i) of any event occurring subsequent to the date of this Agreement which would render any representation or warranty of OnStream contained in this Agreement, if made on or as of the date of such event, untrue or inaccurate in any material and adverse respect and (ii) of any Material Adverse Change in OnStream's business or financial condition, taken as a whole.

    4.3 CONDUCT OF BUSINESS. Until the Closing, OnStream will continue to conduct its business and maintain its business relationships in the ordinary and usual course and will not, except as set forth in the OnStream Disclosure Schedule or with the prior written consent of 3Com, which consent will not be unreasonably withheld,

    (a) borrow any additional money which borrowings exceed in the aggregate One Hundred Thousand Dollars ($100,000);

    (b) incur any liability other than in the ordinary and usual course of business or in connection with the performance of consummation of this Agreement;

    (c) incur or commit to incur any capital expenditures in excess of One Hundred Thousand Dollars ($100,000) in the aggregate or as to any individual matter in excess of Fifty Thousand Dollars ($50,000) other than capital expenditures and commitments made in the usual and ordinary course of its business, consistent in amount with past practice;

    (d) lease, license, sell, transfer, encumber or permit to be encumbered any asset, intellectual property right or other property associated with the business of OnStream (including sales or transfers to Affiliates of OnStream), except for licenses granted and products sold in the usual and ordinary course of business and except for cash applied in payment of OnStream's liabilities in the usual and ordinary course of its business;

    (e) dispose of any of its assets, except inventory in the regular and ordinary course of business;

    (f) enter into any lease or contract for the purchase or sale of any property, real or personal, except in the ordinary course of business;

    (g) fail to maintain its equipment and other assets in good working condition and repair according to the standards it has maintained up to the date of this Agreement, subject only to ordinary wear and tear;

    (h) except as provided in Section 12.5(b), pay any bonus or special remuneration (excluding sales commissions and bonuses paid pursuant to existing arrangements in the ordinary course of business) to any officer or employee, including any amounts for accrued but unpaid bonuses, or increase the salary of any officer or employee;

    (i) change its accounting methods;

    (j) declare, set aside or pay any cash or stock dividend or other distribution in respect of capital, or redeem or otherwise acquire any of its capital stock other than repurchases of OnStream Common Stock at original prices from former employees or consultants pursuant to written agreements providing for their repurchase in the event of termination of employment or consultancy;

    (k) amend or terminate any material contract, agreement or license to which it is a party except in the ordinary course of business;

    (l) enter into any material contract except in the ordinary course of business and consistent with past practice;

    (m) loan any amount to any person or entity, or guaranty or act as a surety for any obligation;

    (n) waive or release any right or claim, except in the ordinary course of business;

    (o) issue or sell any shares of its capital stock of any class or any other of its securities, or issue or create any warrants, obligations, subscriptions, options, convertible securities, or other commitments to issue shares of capital stock, except in connection with the exercise of rights existing prior to the date hereof;

    (p) split or combine the outstanding shares of its capital stock of any class or enter into any recapitalization affecting the number of outstanding shares of its capital stock of any class or affecting any other of its securities;

    (q) merge, consolidate or reorganize with any entity;

    (r) amend its articles of incorporation or bylaws;

    (s) make or change any election, change any annual accounting period, adopt or change any accounting method, file any amended tax return, enter into any closing agreement, settle any tax claim or assessment relating to OnStream, surrender any right to claim refund of taxes, consent to any extension or waiver of the limitation period applicable to any tax claim or assessment relating to OnStream, or take any other action or omit to take any action, if any such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action or omission would have the effect of increasing the tax liability of OnStream or 3Com;

    (t) do anything that is not contemplated in this Agreement or would cause there to be a Material Adverse Change in the OnStream Financial Statements (with such OnStream Financial Statements analyzed as if they had been prepared according to GAAP, and including but not limited to cash distributions or material decreases in the net assets of OnStream), except as would occur in the ordinary course of OnStream's business, between the date of the OnStream Financial Statements and the Closing Date; or

    (u) agree to do any of the things described in the preceding clauses Section 4.3(a) through (t).

    4.4 RISK OF LOSS. Except as otherwise provided in this Agreement or to the extent caused by 3Com or Sub, and subject to Section 1.2, until the Closing, all risk of loss, damage or destruction to OnStream's assets shall be borne by OnStream.

    4.5 ACCESS TO INFORMATION. Until the Closing, OnStream shall allow 3Com and its agents free access upon reasonable notice and during normal working hours to its files, books, records, and offices, including, without limitation, any and all information relating to taxes, commitments, contracts, leases, licenses, and personal property and financial condition. Until the Closing, OnStream shall cause its accountants to cooperate with 3Com and its agents in making available all financial information requested, including without limitation the right to examine all working papers pertaining to all financial statements prepared or audited by such accountants.

    4.6 SATISFACTION OF CONDITIONS PRECEDENT. OnStream will use its Best Efforts to satisfy or cause to be satisfied all the conditions precedent which are set forth in Section 9, and OnStream will use its Best Efforts to cause the transactions contemplated in this Agreement to be consummated, and, without limiting the generality of the foregoing, to obtain all consents and authorizations of third parties and to make all filings (including the HSR application) with, and give all notices to, third parties which may be necessary or reasonably required on its part in order to effect the transactions contemplated herein.

    4.7 OTHER NEGOTIATIONS. Between the date hereof and the date this Agreement is terminated pursuant to Section 10 hereof (the "Expiration Date"), OnStream will not (and it will use its Best Efforts to assure that its officers, directors, employees, agents and affiliates do not on its behalf) take any action to solicit, initiate, seek, encourage or support any inquiry, proposal or offer from, furnish any information to, or participate in any negotiations with, any corporation, partnership, person or other entity or group (other than discussions with 3Com) regarding any acquisition of OnStream, any merger or consolidation with or involving OnStream, or any acquisition of any material portion of the stock or assets of OnStream. OnStream agrees that any such negotiations in progress as of the date hereof will be terminated or suspended during such period. In no event will OnStream accept or enter into an agreement concerning any such third party transaction. OnStream represents and warrants that it has the legal right to terminate or suspend any such pending negotiations and agrees to indemnify 3Com, its representatives and agents from and against any claims by any party to such negotiations based upon or arising out of the discussion or any consummation of the Acquisition as contemplated in this Agreement.

    4.8 REGISTRATION STATEMENT; PROXY STATEMENT; PROSPECTUS. The information supplied by OnStream for inclusion in the registration statement on Form S-4 pursuant to which the shares of 3Com Common Stock issued in the Merger will be registered with the SEC (the "Registration Statement") shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances in which such statements were made, not misleading. The information supplied by OnStream for inclusion in the proxy statement/prospectus (the "Proxy Statement") to be sent to the OnStream shareholders in connection with the meeting of OnStream's shareholders to consider approval of this Agreement and the Merger (the "OnStream Shareholders' Meeting") shall not, on the date the Proxy Statement is first mailed to shareholders of OnStream, at the time of the OnStream Shareholder's Meeting and on the Effective Date, contain any statement which, at such time and in light of the circumstances under which it was made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the OnStream Shareholders' Meeting which has become false or misleading. If, at any time prior to the Effective Date, OnStream should discover any event or fact relating to OnStream or any of its Affiliates, officers or directors which would be required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, OnStream shall promptly inform 3Com of such event or fact.

SECTION 5. PRECLOSING AND OTHER COVENANTS OF 3COM AND SUB.

    5.1 MATERIAL CONSENTS. 3Com shall provide reasonable assistance and cooperation to OnStream in obtaining the Material Consents.

    5.2 ADVICE OF CHANGES. 3Com and Sub will promptly advise OnStream in writing of (i) any event occurring subsequent to the date of this Agreement which would render any representation or warranty of 3Com or Sub contained in this Agreement, if made on or as of the date of such event or the Closing Date, untrue or inaccurate in any material respect and (ii) any Material Adverse Change in 3Com's or Sub's business or financial condition, taken as a whole.

    5.3 RESERVATION OF 3COM COMMON STOCK. 3Com shall reserve for issuance, out of its authorized but unissued capital stock, three million eight hundred thousand (3,800,000) shares of 3Com Common Stock (as adjusted for any reclassification, split-up, stock dividend or stock combination occurring between the date of this Agreement and the Effective Date) issuable upon or after consummation of the Merger.

    5.4 SATISFACTION OF CONDITIONS PRECEDENT. 3Com and Sub will use their respective Best Efforts to satisfy or cause to be satisfied all the conditions precedent which are set forth in Section 8, and 3Com and Sub will use their respective Best Efforts to cause the transactions contemplated herein to be consummated, and, without limiting the generality of the foregoing, to obtain all consents and authorizations of third parties and to make all filings (including the HSR Act application) with, and give all notices to, third parties which may be necessary or reasonably required on its part in order to effect the transactions contemplated hereby.

    5.5 REGISTRATION STATEMENT; PROXY STATEMENT; PROSPECTUS. The information supplied by 3Com for inclusion in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading. The information supplied by 3Com for inclusion in the Proxy Statement shall not, on the date the Proxy

Statement is first mailed to shareholders of 3Com, at the time of the OnStream Shareholders Meeting and on the Effective Date, contain any statement which, at such time and in light of the circumstances under which it was made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the OnStream Shareholders' Meeting which has become false or misleading. If at any time prior to the Effective Date 3Com should discover any event or fact relating to 3Com or any of its Affiliates, officers or directors which would be required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, 3Com shall promptly inform OnStream of such event or fact.

    5.6 S-8 REGISTRATION. 3Com shall use its Best Efforts to prepare, file with the SEC and to cause to become effective a registration statement on Form S-8 with respect to the shares of 3Com Common Stock issuable upon the exercise of the OnStream Options as soon as practicable after the Closing Date but in any event on or prior to the date on which 3Com publishes financial statements covering at least thirty (30) days' results of combined operations of 3Com and OnStream.

SECTION 6. MUTUAL COVENANTS.

    6.1 CONFIDENTIALITY. Each party acknowledges that in the course of the performance of this Agreement, it may obtain the Confidential Information of the other party. The party (the "Receiving Party") receiving such Confidential Information from the party disclosing such confidential information (the "Disclosing Party") shall, at all times, both during the term of this Agreement and thereafter, keep in confidence and trust all of the Disclosing Party's Confidential Information received by it. The Receiving Party shall not use the Confidential Information of the Disclosing Party other than as expressly permitted under the terms of this Agreement or by a separate written agreement. The Receiving Party shall take all reasonable steps to prevent unauthorized disclosure or use of the Disclosing Party's Confidential Information and to prevent it from falling into the public domain or into the possession of unauthorized persons. The Receiving Party shall not disclose Confidential Information of the Disclosing Party to any person or entity other than its officers or employees (or outside legal, financial or accounting advisors) who need access to such Confidential Information in order to effect the intent of this Agreement and who have entered into confidentiality agreements with such person's employer or who are subject to ethical restrictions on disclosure which protects the Confidential Information of the Disclosing Party. The Receiving Party shall immediately give notice to the Disclosing Party of any unauthorized use or disclosure of Disclosing Party's Confidential Information. The Receiving Party agrees to assist the Disclosing Party to remedy such unauthorized use or disclosure of its Confidential Information. These obligations shall not apply to the extent that Confidential Information includes information which:

        (a) is already known to the Receiving Party at the time of disclosure, which knowledge the Receiving Party shall have the burden of proving by reference to written or electronic records in existence at the time of disclosure;

        (b) is, or through no act or failure to act of the Receiving Party becomes, publicly known;

        (c) is received by the Receiving Party from a third party without restriction on disclosure (although this exception shall not apply if such third party is itself violating a confidentiality obligation by making such disclosure);

        (d) is independently developed by the Receiving Party without reference to the Confidential Information of the Disclosing Party, which independent development the Receiving Party will have the burden of proving;

        (e) is approved for release by written authorization of the Disclosing Party; or

        (f) is required to be disclosed by a Government Body to further the objectives of this Agreement or by a proper order of a court of competent jurisdiction; PROVIDED, HOWEVER, that the Receiving Party will use its best efforts to minimize such disclosure and will consult with and assist the Disclosing Party in obtaining a protective order prior to such disclosure.

    6.2 NO PUBLIC ANNOUNCEMENT. The parties shall make no public announcement concerning this Agreement, their discussions or any other memos, letters or agreements between the parties relating to the Merger until such time as they agree to the contents of a mutually satisfactory press release which they intend to release to the public on or before the close of business on the day following the Closing Date. Either of the parties, but only after reasonable consultation with the other, may make disclosure if required under applicable law.

    6.3 REGULATORY FILINGS; CONSENTS; BEST EFFORTS. Subject to the terms and conditions of this Agreement, OnStream and 3Com shall use their respective Best Efforts to (i) make all necessary filings with respect to the Merger and this Agreement under the Securities Act, the Exchange Act and applicable blue sky or similar securities laws and obtain required approvals and clearances with respect thereto and supply all additional information requested in connection therewith (ii) make other appropriate filings with federal, state or local governmental bodies or applicable foreign governmental agencies and obtain required approvals and clearances with respect thereto and supply all additional information requested in connection therewith (iii) obtain all consents, waivers, approvals, authorizations and orders required in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger and (iv) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, with the objective of completing the Closing no later than October 31, 1996.

    6.4 HSR ACT APPLICATION. Within three (3) business days after the date of this Agreement, each of 3Com and OnStream shall make or cause to be made any and all required filings pursuant to the HSR Act, with respect to the transactions contemplated herein and in the Transaction Documents. Each of 3Com and OnStream shall use its respective best efforts to respond as promptly as practicable to all inquiries received from the applicable governmental agencies or committees for additional information or documentation. Each of 3Com and OnStream shall notify the other of all correspondence, filings, request or communications between such party or its representatives on the one hand, and the applicable Governmental Body on the other hand, with respect to the transactions contemplated herein and in the Transaction Documents. Each of 3Com and OnStream shall furnish the other with such necessary information and reasonable assistance as such other parties may request in connection with its preparation of all required filings under the HSR Act.

    6.5 POOLING ACCOUNTING. OnStream and 3Com shall each use their respective Best Efforts to cause the business combination to be effected by the Merger to be accounted for as a pooling of interests. Each of OnStream and 3Com shall use their respective Best Efforts (i) to cause its respective Affiliates not to take any action that would adversely affect the ability of Sub or 3Com to account for the business combination to be effected by the Merger as a pooling of interests and (ii) to cause its respective Affiliates to sign and deliver to Sub a customary "Affiliates Agreement" in form and substance agreed upon by OnStream and 3Com. OnStream and 3Com each acknowledge and agree that it shall be a requirement and condition of the Merger that OnStream, the holders of OnStream Capital Stock, 3Com and Affiliates of 3Com shall not have taken any action after the date of this Agreement, which, in the reasonable opinion of Deloitte and Touche LLP would prevent the Merger being accounted for as a pooling of interests. Each of

OnStream and 3Com shall not, and each of OnStream and 3Com shall use its respective Best Efforts to cause its respective Affiliates not to, take any action that would adversely affect the ability of 3Com to account for the business combination to be effected by the Merger as a pooling of interests.

    6.6  PROXY STATEMENT; PROSPECTUS; REGISTRATION STATEMENT.

    (a) As promptly as practicable after the execution of this Agreement, 3Com and OnStream shall prepare and file with the SEC the Proxy Statement, and 3Com shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included. Each of 3Com and OnStream shall use its respective Best Efforts to cause the Registration Statement to become effective as soon after such filing as practicable.

    (b) 3Com and OnStream shall make all necessary filings with respect to the Merger under the Securities Act and the Exchange Act and applicable state blue sky laws and the rules and regulations thereunder.

    6.7 TAX MATTERS. All parties intend the Merger to be a tax-free reorganization within the meaning of Section 368(a) of the Code, and agree to use their respective Best Efforts to take all action required or appropriate to facilitate such tax treatment.

    6.8 FURTHER ASSURANCES. Prior to and following the Closing, each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements, and to give such further written assurances, as may be reasonably requested by any other party to evidence and reflect better the transactions described and contemplated herein and to carry into effect the intents and purposes of this Agreement.

SECTION 7. CLOSING MATTERS.

    7.1 FILING OF MERGER AGREEMENT. On the date of the Closing, but not prior to the Closing, the Merger Agreement (including all required officers' certificates) shall be filed with the offices of the Secretary of State of the State of California, and the merger of Sub with and into OnStream shall be consummated.

    7.2  EXCHANGE OF CERTIFICATES.

    (a) 3COM TO PROVIDE COMMON STOCK. Promptly after the Effective Date of the Merger (but in no event later than three (3) business days thereafter), 3Com shall make available for exchange in accordance with Section 1 of this Agreement through such reasonable procedures as 3Com may adopt, the shares of 3Com Common Stock issuable pursuant to Section 1 of this Agreement in exchange for outstanding shares of OnStream Common Stock and OnStream Preferred Stock (less the number of shares of 3Com Common Stock to be deposited in escrow pursuant to
Section 1.4), and shall thereafter make available for issuance upon exercise of the 3Com Options and 3Com Warrants such shares of 3Com Common Stock as are issuable thereunder.

    (b) EXCHANGE PROCEDURES. Promptly after the Effective Date of the Merger (but no later than five (5) business days thereafter), the Exchange Agent shall mail to each holder of record of certificates representing outstanding shares of OnStream Common Stock or OnStream Preferred Stock (the "Certificates"), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and which shall be in such form and have such other provisions as 3Com may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for 3Com Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by 3Com together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive the number of shares of 3Com Common Stock to which such holder is entitled pursuant to Section 1 hereof (less the number of shares of 3Com Common Stock to be deposited in escrow pursuant to Section 1.4). The Certificate so surrendered shall immediately be canceled. In the event of a transfer of ownership of OnStream Common or OnStream Preferred Stock that is not registered in the transfer records of OnStream, the appropriate number of shares of 3Com Common Stock may be delivered to a transferee if the Certificate represented such OnStream Common Stock or OnStream Preferred Stock is presented to the Exchange Agent and accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

    (c) NO FURTHER OWNERSHIP RIGHTS IN ONSTREAM STOCK. All 3Com Common Stock delivered upon the surrender for exchange of shares of OnStream Common Stock or OnStream Preferred Stock in accordance with the terms hereof shall be deemed to have been delivered in full satisfaction of all rights pertaining to such shares of OnStream Common Stock or OnStream Preferred Stock. There shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of OnStream Common Stock or OnStream Preferred Stock that were outstanding immediately prior to the Effective Date of the Merger. If after the Effective Date of the Merger, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section 7.2.

    7.3 DELIVERY OF DOCUMENTS. At the Closing, the parties shall deliver the documents, and shall perform the acts, which are set forth in Section 8 and
Section 9, including delivery of the counterpart signature pages of the Transaction Documents executed by OnStream, 3Com and/or Sub, as the case may be. All documents which OnStream shall deliver or cause to be delivered shall be in form and substance reasonably satisfactory to 3Com. All documents which 3Com and Sub shall deliver or cause to be delivered shall be in form and substance reasonably satisfactory to OnStream.

SECTION 8. CONDITIONS TO ONSTREAM'S OBLIGATIONS.

    The obligations of OnStream to close the transactions contemplated in this Agreement are subject to the fulfillment or satisfaction on and as of the Closing of each of the following conditions (any one or more of which may be waived by OnStream, but only in a writing signed by OnStream):

    8.1 ACCURACY OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of 3Com and Sub set forth in Section 3 and in any certificate delivered at the Closing by 3Com or Sub in connection with this Agreement shall be true and correct in all material respects when made and on and as of the Closing with the same force and effect as if such representations and warranties had been made at the Closing, and OnStream shall receive a certificate to such effect signed by the President or Chief Financial Officer of 3Com and Sub, respectively.

    8.2 COVENANTS. 3Com and Sub shall have performed and complied in all material respects with all of their covenants contained in Sections 5 and 6 on or before the Closing, and OnStream shall receive a certificate from 3Com and Sub to such effect signed by the President or Chief Financial Officer of 3Com and Sub, respectively.

    8.3 AUTHORIZATIONS. OnStream shall have received from 3Com and Sub written evidence that the execution, delivery and performance of 3Com and Sub's obligations under this Agreement have been duly and validly approved and authorized by the Board of Directors of 3Com and Sub, respectively, and the shareholder of Sub.

    8.4 OPINION OF 3COM'S COUNSEL. OnStream shall receive from counsel to 3Com an opinion in substantially the form attached hereto as Exhibit E ("Opinion of Counsel to 3Com").

    8.5 GOVERNMENT CONSENTS. There shall have been obtained at or prior to the date of Closing such permits or authorizations, and there shall have been taken such other action, as may be required by any regulatory authority having jurisdiction over the parties and the subject matter and the actions herein proposed to be taken.

    8.6 TERMINATION OF HSR WAITING PERIOD. The waiting period under the HSR Act shall have terminated.

    8.7 LISTING OF 3COM COMMON STOCK. The shares of 3Com Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to notice of issuance) on the Nasdaq National Market.

    8.8 NO LITIGATION. On and as of the Closing, no litigation or proceeding shall be threatened or pending against 3Com challenging the validity of any of the transactions contemplated in this Agreement or which would, in the reasonable opinion of OnStream's counsel, materially impair the value of consideration received by OnStream pursuant to this Agreement.

    8.9 ESCROW FUND AGREEMENT. The Escrow Fund Agreement substantially in the form attached hereto as Exhibit C shall have been executed and delivered by all parties thereto.

    8.10 TAX OPINION. OnStream shall have received a written opinion of OnStream's legal counsel in form and substance reasonably satisfactory to it, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and such opinion shall not have been withdrawn. In rendering such opinion, counsel shall be entitled to rely upon, among other things, reasonable assumptions as well as representations of 3Com, Sub and OnStream and certain shareholders of OnStream.

    8.11 REGISTRATION STATEMENT. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

    8.12 BLUE SKY LAWS. 3Com shall have received all permits and other authorizations required under applicable state blue sky laws for the issuance of 3Com Common Stock pursuant to the Merger.

SECTION 9. CONDITIONS TO 3COM'S AND SUB'S OBLIGATIONS.

    The obligations of 3Com and Sub are subject to the fulfillment or satisfaction on and as of the Closing of each of the following conditions (any one or more of which may be waived by 3Com, but only in a writing signed by
3Com):

    9.1 ACCURACY OF REPRESENTATIONS AND WARRANTIES. The representations and warranties made by OnStream contained in Section 2 and in any certificate delivered by OnStream in connection with this Agreement shall be true and correct when made except where (i) the failure of such representation or warranty to be true and correct would not have a Material Adverse Effect or (ii) the failure of such representation or warranty to be true and correct has been remedied prior to the Closing Date or will be remedied no later than December 31, 1996; and 3 Com shall receive a certificate to such effect signed by the President or Chief Financial Officer of OnStream.

    9.2 COVENANTS. OnStream shall have performed and complied in all material respects with all of its covenants and obligations contained in this Agreement on or before the Closing.

    9.3 NO LITIGATION. On and as of the Closing, no litigation or proceeding shall be threatened or pending against 3Com or OnStream with the probable effect (in the reasonable opinion of 3Com's counsel) of enjoining or preventing the consummation of the Merger or the enforcement of any of the Noncompetition Agreements, or requiring 3Com to divest or hold separate any business in connection with the Merger, and no judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator shall be outstanding against OnStream that would otherwise have a Material Adverse Effect on 3Com (exclusive of the business of OnStream).

    9.4 AUTHORIZATIONS. 3Com shall have received from OnStream written evidence that (i) the execution, delivery and performance of this Agreement have been duly and validly approved and authorized by OnStream's board of directors and by the shareholders of OnStream and (ii) shareholders of OnStream holding no more than five percent (5%) of the outstanding shares of OnStream capital stock have, or might be able to perfect, dissenters' or appraisal rights in connection with the Merger.

    9.5 REQUIRED CONSENTS. 3Com shall have received all Material Consents (if any).

    9.6 OPINION OF ONSTREAM'S COUNSEL. 3Com shall have received from counsel to OnStream, an opinion in substantially the form attached hereto as Exhibit F ("Opinion of Counsel to OnStream").

    9.7 TERMINATION OF HSR WAITING PERIOD. The waiting period under the HSR Act shall have been terminated.

    9.8 DELOITTE & TOUCHE LLP POOLING LETTER. 3Com shall have received a letter from Deloitte & Touche LLP, dated as of the Closing Date, confirming that 3Com may account for the Merger as a "pooling of interests" in accordance with generally accepted accounting principles, Accounting Principles Board Opinion No. 16 and all published rules, regulations and policies of the Commission.

    9.9 ESCROW FUND AGREEMENT. The Escrow Fund Agreement substantially in the form attached as Exhibit C hereto shall have been executed and delivered by the Shareholder Representative.

    9.10 LISTING OF 3COM STOCK. The shares of 3Com Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to notice of issuance) on the Nasdaq National Market.

    9.11 RECEIPT OF CERTIFICATE. 3Com shall have received at Closing a certificate signed by the President and Chief Financial Officer of OnStream certifying the accuracy of the matters set forth in Section 9.1, 9.2, 9.3, and 9.4.

    9.12 REGISTRATION STATEMENT. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

    9.13 BLUE SKY LAWS. 3Com shall have received all permits and other authorizations required under applicable state blue sky laws for the issuance of shares of 3Com Common Stock pursuant to the Merger.

    9.14 EMPLOYEES. None of the Key Employees (as defined in Section 12), no more than ten percent (10%) of OnStream's engineers (including customer support personnel) and no more than twenty-five percent (25%) of OnStream's employees (excluding, for purposes of such calculation, administrative and finance personnel) shall have: (a) voluntarily terminated their employment with OnStream on or prior to the Closing Date or (b) refused to accept employment with, or given notice that they do not intend to continue employment with, the Surviving Corporation.

SECTION 10. TERMINATION OF AGREEMENT.

    10.1 TERMINATION. This Agreement may be terminated at any time prior to the Closing by the mutual written consent of each of the parties hereto. This Agreement may also be terminated and abandoned:

        (a) By mutual consent, or

        (b) By either 3Com or OnStream for any reason if the Closing has not occurred by December 31, 1996 (or in the event of a delay caused exclusively by the Registration Statement not having been declared effective by the SEC, the date twenty (20) days after the date on which the Registration Statement becomes effective, but in no event after January 31, 1997), unless otherwise mutually agreed in writing by the parties, or such later date as the parties may agree in writing, provided that a party cannot terminate under this provision if the failure to occur of the Closing is the result of the failure on the part of such party to perform any of its obligations hereunder (except the failure on the part of such party to satisfy a closing condition over which such party has no control).

    Any termination of this Agreement under this Section 10.1 shall be effective by the delivery of written notice of the terminating party to the other parties hereto.

    10.2 EFFECT OF TERMINATION. Any termination of this Agreement pursuant to this Section 10 shall be without further obligation or liability upon any party in favor of any other party hereto; PROVIDED, HOWEVER, that if such termination by one party shall result from the willful failure of the other party to carry out its obligations under this Agreement, then such party shall be liable for Damages incurred by the other party, and such termination shall not be deemed or construed as limiting or denying any legal or equitable right or remedy of said party, and said party shall be entitled to recover its costs and expenses which are incurred in pursuing its rights and remedies (including reasonable attorneys' fees).

    10.3 CERTAIN EFFECTS OF TERMINATION. In the event of the termination of this Agreement by either OnStream or 3Com as provided in Section 10.1 hereof:

        (a) each party, if so requested by the other party, will (i) return promptly every document (other than documents publicly available) furnished to it by the other party (or any subsidiary, division, associate or affiliate of such other party) in connection with the transactions contemplated hereby, whether so obtained before or after the execution of this Agreement, and any copies thereof which may have been made, and will cause its representatives and any representatives of financial institutions and investors and others to whom such documents were furnished promptly to return such documents and any copies thereof any of them may have made, or
    (ii) destroy such documents and cause its representatives and such other representatives to destroy such documents, and such party shall deliver a certificate executed by its president or vice president stating to such effect; and

        (b) OnStream and 3Com shall continue to abide by the provisions of the Mutual Nondisclosure Agreement dated as of August 28, 1996 between 3Com and OnStream. This Section 10.3 shall survive any termination of this Agreement.

SECTION 11. INDEMNIFICATION AND ESCROW.

    11.1  SURVIVAL OF REPRESENTATIONS.

    (a) The representations and warranties made by OnStream (including the representations and warranties set forth in Section 2 hereof and the representations and warranties set forth in any certificate delivered by OnStream in connection with this Agreement) shall survive the Closing and shall remain in full force and effect and shall survive until the end of the Indemnification Period and shall survive thereafter only with respect to any claims made prior to the end of the Indemnification Period; PROVIDED, HOWEVER, that the termination hereunder of the representations and warranties made by OnStream shall not terminate or limit in any manner whatsoever any rights 3Com has or may have for knowing and intentional misrepresentation. The representations and warranties made by 3Com and Sub shall survive the Closing, shall remain in full force and effect and shall survive until the end of the Indemnification Period, and the holders of OnStream Securities shall be expressly permitted to rely on such representations and warranties as third party beneficiaries; PROVIDED, HOWEVER, that the termination hereunder of the representations and warranties made by 3Com and Sub shall not terminate or limit in any manner whatsoever any rights which OnStream or the OnStream Shareholders or holders of OnStream Options or OnStream Warrants have or may have for knowing and intentional misrepresentation.

    (b) The representations, warranties, covenants and obligations of OnStream, and the rights and remedies that may be exercised by the Indemnitees, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, any of the Indemnitees or any of their Representatives.

    11.2  INDEMNIFICATION BY SHAREHOLDERS.

    (a) From and after the Closing Date (but subject to Section 11.1(a)), the Shareholders of OnStream shall hold harmless and indemnify each of the Indemnitees from and against, and shall compensate and reimburse each of the Indemnitees for, any Damages which are suffered or incurred by any of the Indemnitees or to which any of the Indemnitees may otherwise become subject (regardless of whether or not such Damages relate to any third-party claim) and which arise from or as a result of (i) any inaccuracy in or breach of any representation or warranty set forth in Section 2 hereunder or in any certificate delivered by OnStream in connection with this Agreement, (ii) any breach of any covenant or obligation of OnStream hereunder, or (iii) any Legal Proceeding relating to any inaccuracy, breach or expense of the type referred to in clause "(i)" or "(ii)" above (including any Legal Proceeding commenced by any Indemnitee for the purpose of enforcing any of its rights under this Section 11 if such Indemnitee is the prevailing party in any such Legal Proceeding).

    (b) If the Surviving Corporation suffers, incurs or otherwise becomes subject to any Damages as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation, then (without limiting any of the rights of the Surviving Corporation as an Indemnitee) 3Com shall also be deemed, by virtue of its ownership of the stock of the Surviving Corporation, to have incurred Damages as a result of and in connection with such inaccuracy or breach.

    11.3  THRESHOLD; CEILING; EXCLUSIVITY.

    (a) The Shareholders shall not be required to make any indemnification payment pursuant to Section 11.2(a) or for any other reason or on account of any other provision for any inaccuracy in or breach of any of the representations and warranties set forth in Section 2 hereof or in any certificate delivered by OnStream in connection with this Agreement until such time as the total amount of all Damages (including the Damages arising from such inaccuracy or breach and all other Damages arising from any other inaccuracies in or breaches of any representations or warranties) that have been suffered or incurred by any one or more of the Indemnitees, or to which any one or more of the Indemnitees has or have otherwise become subject, exceeds Two Hundred Fifty Thousand Dollars ($250,000) in the aggregate, and then only to the extent Damages exceed such amount.

    (b) Except with respect to claims based on knowing and intentional misrepresentations of representations and warranties, 3Com and Sub agree on behalf of the Indemnitees that, after the Closing, the sole recourse of the Indemnitees with respect to Damages shall be against the Escrow Fund.

    11.4 SATISFACTION OF INDEMNIFICATION CLAIM. In the event the Shareholders shall have any liability which, in all cases, shall be several and not joint, for indemnification or otherwise to any Indemnitee under this Section 11, satisfaction of such liability shall occur from the shares escrowed pursuant to the Escrow Fund Agreement. In all such cases the value of the 3Com Common Stock to be so delivered shall be determined by dividing (a) the aggregate dollar amount of such liability (the "Aggregate Liability") by (b) the Average Price (as defined in Section 1.2(g) and as adjusted as appropriate to reflect any stock split, reverse stock split, stock dividend, recapitalization or other similar transaction effected by 3Com between the Closing Date and the date such liability is satisfied).

    11.5 NO CONTRIBUTION. The Shareholders acknowledge and agree that they shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against the Surviving Corporation in connection with any indemnification obligation or any other liability to which it may become subject under or in connection with this Agreement or any certificate delivered by OnStream in connection with this Agreement.

    11.6 DEFENSE OF THIRD PARTY CLAIMS. In the event of the assertion or commencement by any Person of any claim or Legal Proceeding (whether against the Surviving Corporation, against 3Com or against any other Person) with respect to which OnStream may become obligated to hold harmless, indemnify, compensate or reimburse any Indemnitee pursuant to this Section 11, the procedure set forth below shall be followed.

        (a) NOTICE. 3Com shall give prompt written notice of the commencement of any such Legal Proceeding against 3Com or the Surviving Corporation for which indemnity may be sought under Section 11 together with a description of such Legal Proceeding and the specific bases upon which such indemnity may be sought consistent with the provisions of this Agreement; PROVIDED, HOWEVER, that any failure on the part of 3Com to so notify OnStream shall not limit any of the obligations of OnStream under this Section 11 (except to the extent such failure materially prejudices the defense of such Legal Proceeding). The Indemnification Period shall be tolled solely with respect to a particular claim for the period beginning on the date the Indemnifying Party receives written notice of that claim until the final resolution of such claim so long as such claim is made within the Indemnification Period.

        (b) DEFENSE OF CLAIM. The Indemnitee shall have the right to be represented by counsel of its choice and to defend or otherwise control the handling of any claim or Legal Proceeding for which indemnity is sought. Notwithstanding the foregoing, the Shareholder Representative may elect on behalf of the OnStream Shareholders (by written notice by the Shareholder Representative to 3Com within thirty (30) days after receipt of written notice under Section 11.6(a)) to assume the defense of or otherwise control the handling of any such claim or Legal Proceeding (other than for matters relating to the intellectual property rights of 3Com (including OnStream), or claims by customers of 3Com) for which indemnity is sought, subject to the limitations provided herein.

    If the Shareholders so elect to assume the defense of any such claim or Legal Proceeding:

        (i) the Shareholders shall proceed to defend such claim or Legal Proceeding in a diligent manner with counsel reasonably satisfactory to the Indemnitee;

        (ii) the Indemnitee shall make available to the Shareholders any documents and materials in the possession of the Indemnitee that may be necessary to the defense of such claim or Legal Proceeding;

       (iii) the Shareholders shall keep the Indemnitee informed of all material developments and events relating to such claim or Legal Proceeding;

        (iv) the Indemnitee shall have the right to participate in the defense of such claim or Legal Proceeding at the Indemnitee's expense; and

        (v) the Shareholders shall have the right to settle, adjust or compromise such claim or Legal Proceeding with the consent of 3Com; PROVIDED, HOWEVER, that 3Com shall not unreasonably withhold such consent.

    If the Shareholders do not (or cannot) elect to assume the defense of any such claim or Legal Proceeding, the Indemnitee may proceed with the defense of such claim or Legal Proceeding on its own. If the Indemnitee so proceeds with the defense of any such claim or Legal Proceeding on its own:

        (vi) all expenses relating to the defense of such claim or Legal Proceeding (whether or not incurred by the Indemnitee) shall be borne and paid exclusively by the Shareholders out of the Escrow Fund, PROVIDED, HOWEVER, that the Shareholders shall not be liable for the costs of more than one counsel on behalf of the Indemnities collectively;

       (vii) the Shareholders shall make available to the Indemnitee any documents and materials in the possession or control of the Shareholders that may be necessary to the defense of such claim or Legal Proceeding except for documents or materials which are sealed by a court order or are subject to a nondisclosure agreement prohibiting disclosure by the Shareholders;

      (viii) the Indemnitee shall keep the Shareholders informed of all material developments and events relating to such claim or Legal Proceeding; and

        (ix) the Indemnitee shall have the right to settle, adjust or compromise such claim or Legal Proceeding with the consent of the Shareholders; PROVIDED, HOWEVER, that the Shareholders shall not unreasonably withhold such consent.

    11.7 EXERCISE OF REMEDIES BY INDEMNITEES OTHER THAN 3COM. No Indemnitee (other than 3Com or any successor thereto or assignee thereof) shall be permitted to assert any indemnification claim or exercise any other remedy under this Agreement unless 3Com (or any successor thereto or assign thereof) shall have consented to the assertion of such indemnification claim or the exercise of such other remedy.

    11.8 ESCROW FUND. As soon as practicable after the Effective Date, the Escrow Shares shall be registered in the name of, and be deposited with State Street Bank and Trust Company, an institution selected by 3Com with the reasonable consent of OnStream as escrow agent (the "Escrow Agent"), such deposit to constitute the Escrow Fund and to be governed by the terms set forth herein and in the Escrow Fund Agreement attached hereto as Exhibit C.

    11.9 ESCROW PERIOD. The Escrow Period shall terminate on the date the Indemnification Period terminates.

    11.10  SHAREHOLDER REPRESENTATIVE; APPROVAL OF SHAREHOLDERS.

    (a) Mr. James Mongiello shall be constituted and appointed as agent ("Shareholder Representative") for and on behalf of the OnStream shareholders to give and receive notices and communications, to authorize delivery to 3Com of the Escrow Shares or other property from the Escrow Fund in satisfaction of claims by 3Com, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Shareholder Representative for the accomplishment of the foregoing. Such agency may be changed by the holders of a majority in interest of the Escrow Fund from time to time upon not less than ten (10) business days' prior written notice to 3Com. No bond shall be required of the Shareholder Representative, and the Shareholder Representative shall receive no compensation for his services. Notices or communications to or from the Shareholder Representative shall constitute notice to or from each of the OnStream shareholders.

    (b) The Shareholder Representative shall not be liable for any act done or omitted hereunder as Shareholder Representative while acting in good faith and not in a manner constituting gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The OnStream shareholders shall severally indemnify the Shareholder Representative and hold him harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Shareholder Representative and arising out of or in connection with the acceptance or administration of his duties hereunder.

    (c) The approval by the Shareholders of the Merger shall be deemed to be approval of the terms of the provisions of this Section 11, including the appointment of the Shareholder Representative and the approval of the Escrow Fund Agreement and of the Shareholder Representative's actions in executing the Escrow Fund Agreement.

    11.11 RESOLUTION OF CLAIMS MADE BY 3COM. In the event of the assertion or commencement by 3Com of any claim with respect to which OnStream may become obligated to hold harmless, indemnify, compensate or reimburse any Indemnitee pursuant to this Section 11, the matter shall be resolved as provided in the Escrow Fund Agreement.

SECTION 12. EMPLOYEE ARRANGEMENTS.

    12.1 NON-COMPETITION AND NON-SOLICITATION AGREEMENTS. 3Com and OnStream acknowledge that each of James Mongiello, David Yates, Kenneth G. Koenig, John Leon Guerrero and Mitri Halabi (each a "Key Employee" and collectively the "Key Employees") have executed and delivered non-competition and non-solicitation agreements with 3Com containing, among other things, a two-year non-competition/non-solicitation term.

    12.2 TERMINATION OF AGREEMENTS. All of OnStream's employment agreements and any agreement obligating OnStream to issue options, capital stock or warrants to any employee, consultant or any other Person (but excluding the OnStream Options and the OnStream Warrants) shall be terminated or fulfilled to the mutual satisfaction of 3Com and OnStream prior to the Closing Date.

    12.3 ALTERNATIVE POSITIONS. 3Com agrees that where an OnStream employee would otherwise be terminated within the first twelve (12) months following the Closing Date due to redundancy of functions performed by then-current employees of 3Com. 3Com shall take the following steps, in the indicated order.

    (a) 3Com will offer the OnStream employee any open position within 3Com reasonably similar to employee's prior position or for which the employee is otherwise properly qualified;

    (b) If an open position of the type described in (a) above is not available, 3Com shall make available to the OnStream employee any position within 3Com held or performed by a contractor to or consultant for 3Com where such position is reasonably similar to the OnStream employee's prior position or for which the OnStream employee is otherwise properly qualified, and where 3Com is legally able to terminate such contractor or consulting relationship without significant liability; and

    (c) If a position of the type described in (a) or (b) above is not available, 3Com shall make available any position within 3Com reasonably similar to the OnStream employee's prior position or for which the employee is otherwise properly qualified, which new position will become available in the ninety (90) day period following the anticipated effective date of elimination of the OnStream employee's prior position and which new position will be created based on the scheduled termination of another 3Com employee or the creation of an additional position as evidenced by 3Com's standard procedures for authorizing additional employment positions. Such employee shall remain employed by either OnStream or 3Com prior to such position becoming available.

    12.4  SEVERANCE PAY.

    (a) In the event an alternative position is not available for an employee of OnStream as described in Section 12.3 above, 3Com agrees to provide 3Com's standard severance package comprised of up to sixty (60) days' salary, up to sixty (60) days' benefits and outplacement services to any OnStream employee terminated by 3Com (other than for cause) within twelve (12) months of the Closing Date due to redundancy of functions performed by then-current employees of 3Com.

    (b) In the event an OnStream employee is terminated due to a reduction in 3Com's workforce resulting directly from a downturn in 3Com's business performance or prospects, 3Com agrees to provide the same severance package to such employee as is provided generally to other 3Com employees terminated in such reduction in workforce who are similarly situated.

    12.5  EMPLOYEE BENEFIT PLANS.

    (a) 3Com covenants and agrees that to the extent the existing benefit plans and arrangements provided by OnStream to its employees are terminated on or after the Closing Date, such employees shall be entitled to participate in all benefit plans and arrangements which are available and subsequently become available to 3Com's employees of similar position on the same basis as 3Com's employees.

    (b) Notwithstanding the provisions of (a) above, no service credit prior to the Closing Date shall be provided to any OnStream employee with respect to 3Com's employee sabbatical program. In addition, no OnStream employee shall be permitted to accrue any vacation or paid time off (PTO) in excess of the maximum number of hours permitted under 3Com's standard policies, which maximum accrual shall be not less than one hundred twenty (120) hours as of the Closing Date. Prior to the Closing, OnStream shall be permitted pursuant to the existing terms of its vacation policy to buy out in cash any accrued vacation or PTO held by an OnStream employee to reduce his or her accrual to one hundred (100) hours immediately prior to the Closing. The amount of such accrual, net of any buyout by OnStream, shall then be carried over following the Closing with respect to 3Com's standard policies, provided that under such policies the employee shall not thereafter be permitted to accrue vacation or PTO beyond the maximum amount then permitted under 3Com's standard policies.

SECTION 13. MISCELLANEOUS.

    13.1 GOVERNING LAWS. It is the intention of the parties hereto that the internal laws of the State of California (irrespective of its choice of law principles) shall govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties hereto.

    13.2 BINDING UPON SUCCESSORS AND ASSIGNS. Subject to, and unless otherwise provided in, this Agreement, each and all of the covenants, terms, provisions, and agreements contained herein shall be binding upon, and inure to the benefit of, the permitted successors, executors, heirs, representatives, administrators and assigns of the parties hereto provided that no party hereto shall assign this Agreement to any such entity without the prior written consent of the other party, which consent shall not be unreasonably withheld.

    13.3 SEVERABILITY. If any provision of this Agreement, or the application thereof, shall for any reason and to any extent be invalid or unenforceable, the remainder of this Agreement and application of such provision to other persons or circumstances shall be interpreted so as best to effect reasonably the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision which will achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.

    13.4 ENTIRE AGREEMENT. This Agreement, the exhibits hereto, the documents referenced herein, and the exhibits thereto, constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto and thereto; PROVIDED, HOWEVER, that the Mutual Nondisclosure Agreement between 3Com and OnStream dated August 28, 1996 shall not be so superseded.

    13.5 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be an original as against any party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as signatories.

    13.6 EXPENSES. Except as provided to the contrary herein, each party shall pay all of its own costs and expenses incurred with respect to the negotiation, execution and delivery of this Agreement and the exhibits hereto. In the event the Merger is consummated, all legal, accounting, investment banking, broker's and finder's fees incurred by OnStream in connection with the Merger shall be borne by 3Com; PROVIDED, HOWEVER, that 3Com shall not be responsible for any legal fees incurred by OnStream in connection with the Merger to the extent such fees exceed Two Hundred Thousand Dollars ($200,000).

    13.7 AMENDMENT AND WAIVERS. Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a writing signed by the party to be bound thereby. The waiver by a party of any breach hereof for default in payment of any amount due hereunder or default in the performance hereof shall not be deemed to constitute a waiver of any other default or any succeeding breach or default.

    13.8 SURVIVAL OF AGREEMENTS. All covenants, agreements, representations and warranties made herein shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby notwithstanding any investigation of the parties hereto and shall terminate on the earlier of one year after the Closing Date or such earlier date as required to comply with the requirements of pooling-of-interests accounting treatment with respect to the Merger.

    13.9 NO WAIVER. The failure of any party to enforce any of the provisions hereof shall not be construed to be a waiver of the right of such party thereafter to enforce such provisions.

    13.10 ATTORNEYS' FEES. Should suit be brought to enforce or interpret any part of this Agreement, the prevailing party shall be entitled to recover, as an element of the costs of suit and not as damages, reasonable attorneys' fees to be fixed by the court (including, without limitation, costs, expenses and fees on any appeal). The prevailing party shall be the party entitled to recover its costs of suit, regardless of whether such suit proceeds to final judgment. A party not entitled to recover its costs shall not be entitled to recover attorneys' fees. No sum for attorneys' fees shall be counted in calculating the amount of a judgment for purposes of determining if a party is entitled to recover costs or attorneys' fees.

    13.11 NOTICES. Any notice provided for or permitted under this Agreement will be treated as having been given when (a) delivered personally, (b) sent by confirmed telecopy, (c) sent by commercial overnight courier with written verification of receipt, or (d) mailed postage prepaid by certified or registered mail, return receipt requested, to the party to be notified, at the address set forth below, or at such other place of which the other party has been notified in accordance with the provisions of this Section 13.11.

OnStream:                       OnStream Networks, Inc.
                                3393 Octavius Drive
                                Santa Clara, CA 95054
                                Attention: President

With copy to:                   Venture Law Group
                                2800 Sand Hill Road
                                Menlo Park, CA 94025
                                Attention: Elias Blawie

3Com:                           3Com Corporation
                                5400 Bay Front Plaza
                                P. O. Box 58145
                                Santa Clara, CA 95052-8145
                                Attention: General Counsel

With copy to:                   Gray Cary Ware & Freidenrich
                                400 Hamilton Avenue
                                Palo Alto, CA 94301
                                Attention: J. Howard Clowes, Esq.

Shareholder's Representative:   James Mongiello
                                47066 Palo Amarillo Drive
                                Fremont, CA 94539

    Such notice will be treated as having been received upon actual receipt.

    13.12 CONSTRUCTION OF AGREEMENT. This Agreement has been negotiated by the respective parties hereto and their attorneys and the language hereof shall not be construed for or against any party. The titles and headings herein are for reference purposes only and shall not in any manner limit the construction of this Agreement which shall be considered as a whole.

    13.13 NO JOINT VENTURE. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. No party shall have the power to control the activities and operations of any other and their status is, and at all times, will continue to be, that of independent contractors with respect to each other. No party shall have any power or authority to bind or commit any other. No party shall hold itself out as having any authority or relationship in contravention of this Section 13.13.

    13.14 PRONOUNS. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person, persons, entity or entities may require.

    13.15 FURTHER ASSURANCES. Each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurances, as may be reasonably requested by any other party to evidence and reflect better the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement.

    13.16 ABSENCE OF THIRD PARTY BENEFICIARY RIGHTS. No provisions of this Agreement are intended, nor shall be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, affiliate, shareholder, partner of any party hereto or any other person or entity unless specifically provided otherwise herein, and, except as so provided, all provisions hereof shall be personal solely between the parties to this Agreement.

    IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

3COM CORPORATION,                              ONSTREAM NETWORKS, INC.,
a California corporation                       a California corporation
By:                                            By:
Its:                                           Its:

ONSTREAM ACQUISITION CORPORATION,
a California corporation
By:
Its:

                               LIST OF EXHIBITS:

EXHIBIT A:     CERTAIN DEFINITIONS

EXHIBIT B:     AGREEMENT OF MERGER

EXHIBIT C:     ESCROW FUND AGREEMENT

EXHIBIT D:     CHAPTER 13 OF THE GENERAL CORPORATIONS LAW OF THE STATE OF CALIFORNIA

EXHIBIT E:     OPINION OF COUNSEL TO 3COM

EXHIBIT F:     OPINION OF COUNSEL TO ONSTREAM

                                   EXHIBIT A

                              CERTAIN DEFINITIONS

                                   EXHIBIT A

                              CERTAIN DEFINITIONS

    For purposes of the Agreement (including this Exhibit A):

    AFFILIATE. "Affiliate" shall have the meaning set forth in the rules and regulations promulgated by the Commission pursuant to the Securities Act.

    AGGREGATE PREFERRED AMOUNT. "Aggregate Preferred Amount" shall have the meaning set forth in Section 1.2(h).

    AVERAGE PRICE. "Average Price" shall have the meaning set forth in Section 1.2(g).

    BEST EFFORTS. "Best Efforts" shall mean the efforts that a prudent person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditiously as possible; PROVIDED, HOWEVER, that an obligation to use Best Efforts under this Agreement does not require the person subject to that obligation to take actions that would result in a Material Adverse Change in the benefits to such person of this Agreement and the transactions contemplated herein.

    CERTIFICATES.  "Certificates" shall have the meaning set forth in Section
7.2.

    CGCL.  "CGCL" shall have the meaning set forth in Section 1.5

    CLOSING AND CLOSING DATE. "Closing" and "Closing Date" shall have the meanings set forth in Section 1.6.

    CODE.  "Code" shall have the meaning set forth in the Recitals.

    COMMISSION. "Commission" shall mean the United States Securities and Exchange Commission.

    CONFIDENTIAL INFORMATION. "Confidential Information" shall mean confidential information of a party ("Disclosing Party") which is disclosed to another party ("Receiving Party"). Confidential Information shall include, but not be limited to, trade secrets, know-how, inventions, techniques, processes, algorithms, software programs, blueprints, engineering drawings, schematics, designs, theories of operation, contracts, customer lists, financial information, sales and marketing plans and business information.

    DAMAGES. "Damages" shall include any loss, damage, injury, decline in value, lost opportunity, liability, claim, demand, settlement, judgment, award, fine, penalty, tax, fee (including reasonable attorneys' fees), charge, costs (including reasonable costs of investigation) or reasonable expenses of any nature.

    DISSENTING SHARES. "Dissenting Shares" shall mean those shares held by holders of OnStream Capital Stock which qualify as "dissenting shares" as defined in Section 1300(b) of the CGCL.

    EFFECTIVE DATE.  "Effective Date" shall have the meaning set forth in
Section 1.7.

    ENTITY. "Entity" shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

    EXCHANGE ACT. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, or any substituted federal statute and the rules and regulations thereunder, all as the same shall be in effect at the time.

    EXCHANGE RATIO. "Exchange Ratio" shall mean the fraction of a share of 3Com Common Stock to be issued for a share of OnStream Stock pursuant to Section 1.2.

    EXPIRATION DATE.  "Expiration Date" shall have the meaning set forth in
Section 4.7.

    GOVERNMENTAL BODY. "Governmental Body" shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

    HSR ACT. "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

    INDEMNIFICATION PERIOD. "Indemnification Period" shall mean the period commencing on the Closing Date and ending (i) for those items that would be expected to be encountered in 3Com's annual audit process, on the date of completion of the first audit of financial statements containing results of combined operations of 3Com and OnStream, and (ii) for all other items, on the close of business on the first anniversary of the Closing Date.

    INDEMNITEES. "Indemnitees" shall mean the following Persons: (a) 3Com; (b) 3Com's current and future affiliates (including, but not limited to, the Surviving Corporation); (c) the respective Representatives of the Persons referred to in clauses "(a)" and "(b)" above; and (d) the respective successors of the Persons referred to in clauses "(a)" and "(b)" and "(c)" above; PROVIDED, HOWEVER, that any Person receiving 3Com Common Stock pursuant to this Agreement shall not be deemed to be an "Indemnitee."

    KNOWLEDGE. The terms "knowledge" and "known" when not capitalized shall be construed, except as specifically otherwise provided, to qualify the matter referred to as being to the actual knowledge after diligent inquiry of the executive officers of the party making the statement or representation. The executive officers of OnStream are James Mongiello (President and Chief Executive Officer), Robert Ende (Vice President of Operations), Kenneth G. Koenig (Vice President of Engineering), Jan A. Praisner (Vice President of Finance and Administration and Chief Financial Officer) and David Yates (Vice President of Marketing). The executive officers of 3Com are Eric A. Benhamou (Chairman, President and Chief Executive Officer), Debra J. Engel (Vice President, Corporate Services), Robert J. Finocchio, Jr. (Executive Vice President and General Manager, Network Systems Operations), John H. Hart (Vice President and Chief Technical Officer), Richard W. Joyce (Vice President, New Business Operations), Alan J. Kessler (Vice President, Customer Service Operations), William G. Marr (Executive Vice President, Worldwide Sales), Christopher B. Paisley (Vice President, Finance and Chief Financial Officer), Janice M. Roberts (Vice President, Marketing), Douglas C. Spreng (Executive Vice President and General Manager, Personal Connectivity Operations), and Thomas L. Thomas (Vice President and Chief Information Officer, Global Information Systems).

    LEGAL PROCEEDING. "Legal Proceeding" shall mean any action, suit, litigation, arbitration proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving any court or other Governmental Body or any arbitrator or arbitration panel.

    MATERIAL. The term "material" when not capitalized and used with respect to any subsection or subsections of Section 2 hereof shall be construed, except as specifically otherwise provided, to qualify the matter or matters referred to as having a value in excess of Twenty-five Thousand Dollars ($25,000). For example, a "material breach" would be a breach resulting in Damages exceeding Twenty-Five Thousand Dollars ($25,000).

    MATERIAL ADVERSE CHANGE. "Material Adverse Change" shall mean a change which would have a Material Adverse Effect.

    MATERIAL ADVERSE EFFECT. A violation or other matter will be deemed to have a "Material Adverse Effect" on OnStream or 3Com or Sub, as applicable, if such violation or other matter would be material in impact or amount to OnStream's or 3Com's or Sub's, as applicable, business, intellectual property rights or condition, or, taken as a whole, its assets, liabilities, operations, or financial performance. The definition of "material" for purposes of Section 2 shall have no bearing upon the interpretation of the term "material" for purposes of this definition.

    MERGER.  "Merger" shall have the meaning set forth in Recitals.

    MERGER AGREEMENT. "Merger Agreement" shall have the meaning set forth in the Recitals.

    ONSTREAM CAPITAL STOCK. "OnStream Capital Stock" shall have the meaning set forth in the Recitals.

    ONSTREAM COMMON STOCK. "OnStream Common Stock" shall have the meaning set forth in the Recitals.

    ONSTREAM FINANCIAL STATEMENTS. "OnStream Financial Statements" shall have the meaning set forth in Section 2.4(a).

    ONSTREAM OPTIONS. "OnStream Options" shall mean the outstanding options to acquire OnStream Stock held by OnStream employees, consultants and non-employee directors.

    ONSTREAM PREFERRED STOCK. "OnStream Preferred Stock" shall have the meaning set forth in the Recitals.

    ONSTREAM PRODUCTS. "OnStream Products" shall mean all versions and implementations of any product which has been or is being marketed by OnStream or currently is under development, and all patents, patent applications, trade secrets, copyrights, trademarks, trade names and other proprietary rights related thereto.

    ONSTREAM SECURITIES. "OnStream Securities" shall have the meaning set forth in the Recitals.

    ONSTREAM SHARES. "OnStream Shares" shall mean the shares of OnStream capital stock issued and outstanding at the Effective Date of the Merger, other than the Dissenting Shares.

    ONSTREAM WARRANTS. "OnStream Warrants" shall have the meaning set forth in the Recitals.

    PERSON.  "Person" shall mean any individual, Entity or Governmental Body.

    PROPRIETARY ASSET. "Proprietary Asset" shall mean: (a) any patent, patent application, trademark (whether registered or unregistered), trademark application, trade name, fictitious business name, service mark (whether registered or unregistered), service mark application, copyright (whether registered or unregistered), copyright application, maskwork, maskwork application, trade secret, know-how, customer list, franchise, system, computer software, computer program, invention, design, blueprint, engineering drawing, proprietary product, technology, proprietary right or other intellectual property right or intangible asset; and (b) any right to use or exploit any of the foregoing.

    REGISTRATION STATEMENT. "Registration Statement" shall have the meaning set forth in Section 4.8.

    REPRESENTATIVES. "Representatives" shall mean officers, directors, employees, agents, attorneys, accountants and other professional advisors.

    SEC.  "SEC" shall mean the Securities and Exchange Commission.

    SECURITIES ACT. "Securities Act" shall mean the Securities Act of 1933, as amended, or any substituted federal statute and the rules and regulations thereunder, all as the same shall be in effect at the time.

    SERIES A PREFERRED AMOUNT. "Series A Preferred Amount" shall have the meaning set forth in Section 1.2(b).

    SERIES A PREFERRED EXCHANGE RATIO. "Series A Preferred Exchange Ratio" shall have the meaning set forth in Section 1.2(b).

    SERIES B PREFERRED AMOUNT. "Series B Preferred Amount" shall have the meaning set forth in Section 1.2(c).

    SERIES B PREFERRED EXCHANGE RATIO. "Series B Preferred Exchange Ratio" shall have the meaning set forth in Section 1.2(c).

    SERIES C PREFERRED AMOUNT. "Series C Preferred Amount" shall have the meaning set forth in Section 1.2(d).

    SERIES C PREFERRED EXCHANGE RATIO. "Series C Preferred Exchange Ratio" shall have the meaning set forth in Section 1.2(d).

    SERIES D PREFERRED AMOUNT. "Series D Preferred Amount" shall have the meaning set forth in Section 1.2(e).

    SERIES D PREFERRED EXCHANGE RATIO. "Series D Preferred Exchange Ratio" shall have the meaning set forth in Section 1.2(e).

    SERIES E PREFERRED AMOUNT. "Series E Preferred Amount" shall have the meaning set forth in Section 1.2(f).

    SERIES E PREFERRED EXCHANGE RATIO. "Series E Preferred Exchange Ratio" shall have the meaning set forth in Section 1.2(f).

    SHAREHOLDERS. "Shareholders" shall mean the record holders of shares of capital stock of OnStream.

    SURVIVING CORPORATION. "Surviving Corporation" shall have the meaning set forth in Section 1.1.

    3COM COMMON STOCK. "3Com Common Stock" shall have the meaning set forth in the Recitals.

    3COM OPTIONS. "3Com Options" shall have the meaning set forth in the Recitals.

    3COM WARRANTS. "3Com Warrants" shall mean the warrants or other similar rights to acquire 3Com Common Stock issued by 3Com in exchange for OnStream Warrants pursuant to the Merger.

    TRANSACTION DOCUMENTS. "Transaction Documents" shall mean this Agreement (including the OnStream Disclosure Schedule delivered pursuant to Section 2 hereof) and the following documents or agreements required to be delivered hereunder including the Merger Agreement and the Escrow Fund Agreement.

                                   EXHIBIT B
                              AGREEMENT OF MERGER

                                   EXHIBIT B
                              AGREEMENT OF MERGER
                      OF ONSTREAM ACQUISITION CORPORATION
                                 WITH AND INTO
                            ONSTREAM NETWORKS, INC.

    This Agreement of Merger (this "Merger Agreement") is entered into as of
this   th day of October, 1996, by and among 3Com Corporation, a California corporation ("3Com"), OnStream Acquisition Corporation, a California corporation and wholly-owned subsidiary of 3Com ("Sub"), and OnStream Networks, Inc., a California corporation ("OnStream").

                                    RECITALS

    A. 3Com, Sub and OnStream have entered into an Agreement and Plan of Reorganization dated October 5, 1996 (the "Reorganization Agreement") providing for, among other things, the execution and filing of this Merger Agreement and the merger of Sub with and into OnStream upon the terms set forth in the Reorganization Agreement and this Merger Agreement (the "Merger").

    B. Each of the respective boards of directors of 3Com, Sub and OnStream deems it advisable and in the best interest of each of such corporations and its respective shareholders that Sub be merged with and into OnStream.

                                   AGREEMENT

    NOW, THEREFORE, in consideration of the promises contained in this Merger Agreement, 3Com, OnStream and Sub hereby agree that Sub shall be merged with and into OnStream in accordance with the provisions of the laws of the State of California, upon the terms and subject to the conditions set forth as follows:

    1. AGREEMENT TO ACQUIRE ONSTREAM. Subject to the terms of this Merger Agreement and the Reorganization Agreement, OnStream shall be acquired by 3Com through a merger (the "Merger") of Sub with and into OnStream. The Reorganization Agreement and this Merger Agreement are intended to be construed together in order to effectuate their purposes.

    2. FILING. This Merger Agreement shall be filed with the Secretary of State of California at the time specified in the Reorganization Agreement.

    3. EFFECTIVE DATE AND CLOSING OF MERGER. Pursuant to the California General Corporation Law (the "CGCL"), Sub shall be merged with and into OnStream, and OnStream shall be the surviving corporation of the Merger. The Merger shall be effective immediately upon the filing of this Merger Agreement with the Secretary of State of California in accordance with Section 1103 of the CGCL (the "Effective Date").

    4. SURVIVING CORPORATION. At the Effective Date, Sub shall be merged with and into OnStream. As a result of the Merger, the separate corporate existence of Sub shall cease and OnStream shall continue as the Surviving Corporation in the merger (sometimes referred to herein as the "Surviving Corporation") and shall continue its corporate existence, with all of its purposes, objects, rights, privileges, powers, immunities and franchises, under the laws of the State of California unaffected and unimpaired by the Merger.

    5. FURTHER ACTION. If at any time after the Effective Date any further action is necessary or desirable to carry out the purposes of this Merger Agreement or to vest the Surviving Corporation with the full right, title and possession to all assets, property, rights, privileges, immunities, powers and franchises of Sub, the officers and directors of the Surviving Corporation are fully authorized in the name of either Sub or OnStream or otherwise to take all such action.

    6. ARTICLES OF INCORPORATION OF THE SURVIVING CORPORATION. At the Effective Date, the Articles of Incorporation of the Surviving Corporation shall hereby be amended and restated in their entirety to read as set forth on EXHIBIT A attached hereto.

    7. DIRECTORS AND OFFICERS. The directors and officers of Sub immediately prior to the Effective Date shall be the directors and officers of the Surviving Corporation after the Effective Date. Such directors and officers shall hold their position until the election and qualification of their respective successors or until their tenure is otherwise terminated in accordance with the bylaws of the Surviving Corporation.

    8. EXCHANGE RATIO; PREFERRED EXCHANGE RATES; CONVERSION OF SHARES AND ASSUMPTION OF OPTIONS AND WARRANTS.

    a. The "Exchange Ratio" for the conversion of the OnStream common stock outstanding immediately prior to the Effective Date (the "OnStream Common Stock"), OnStream options outstanding immediately prior to the Effective Date (the "OnStream Options"), and the OnStream warrants outstanding immediately prior to the Effective Date (the "OnStream Warrants") shall be a fraction, the numerator of which is equal to three million eight hundred thousand (3,800,000) less the Aggregate Preferred Amount (as defined in Section 8(h) below), if any, and less the Aggregate Net Exercise Amount (as defined in Section 8(k) below), if any, and the denominator of which is equal to the sum of (i) the total number of issued and outstanding shares of OnStream Common Stock plus (ii) the total number of shares of OnStream Common Stock issuable upon exercise of OnStream Options and OnStream Warrants outstanding at the Effective Date.

    b. The "Series A Preferred Exchange Ratio" for the conversion of the OnStream Series A Preferred Stock shall be a fraction, the numerator of which is One Dollar ($1.00) and the denominator of which is the Average Price (as defined in Section 8(g) below). The "Series A Preferred Amount" shall be the product of the Series A Preferred Exchange Ratio and the number of OnStream Series A Preferred Shares outstanding immediately prior to the Effective Date.

    c. The "Series B Preferred Exchange Ratio" for the conversion of the OnStream Series B Preferred Stock shall be a fraction, the numerator of which is Two Dollars and Twenty-Five Cents ($2.25) and the denominator of which is the Average Price. The "Series B Preferred Amount" shall be the product of the Series B Preferred Exchange Ratio and the number of OnStream Series B Preferred Shares outstanding immediately prior to the Effective Date.

    d. The "Series C Preferred Exchange Ratio" for the conversion of the OnStream Series C Preferred Stock shall be a fraction, the numerator of which is One Dollar and Fifty Cents ($1.50) and the denominator of which is the Average Price. The "Series C Preferred Amount" shall be the product of the Series C Preferred Exchange Ratio and the number of OnStream Series C Preferred Shares outstanding immediately prior to the Effective Date.

    e. The "Series D Preferred Exchange Ratio" for the conversion of the OnStream Series D Preferred Stock shall be a fraction, the numerator of which is Two Dollars and Forty Cents ($2.40) and the denominator of which is the Average Price. The "Series D Preferred Amount" shall be the product of the Series D Preferred Exchange Ratio and the number of OnStream Series D Preferred Shares outstanding immediately prior to the Effective Date.

    f. The "Series E Preferred Exchange Ratio" for the conversion of the OnStream Series E Preferred Stock shall be a fraction, the numerator of which is Four Dollars and Thirty-Seven Cents ($4.37) and the denominator of which is the Average Price. The "Series E Preferred Amount" shall be the product of the Series E Preferred Exchange Ratio and the number of OnStream Series E Preferred Shares outstanding immediately prior to the Effective Date.

    g. The "Average Price" shall mean the average of the closing sale prices of 3Com common stock (the "3Com Common Stock") reported in THE WALL STREET JOURNAL on the basis of information provided by the Nasdaq National Market for each of the thirty (30) consecutive trading days ending three (3) business days immediately prior to the Closing Date.

    h. The "Aggregate Preferred Amount" shall mean the sum of the Series A Preferred Amount, the Series B Preferred Amount, the Series C Preferred Amount, the Series D Preferred Amount and the Series E Preferred Amount.

    i. If, between the date of this Agreement and the Effective Date, the outstanding shares of 3Com Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, split-up, stock dividend or stock combination, then the Exchange Ratio and each of the Series A, Series B, Series C, Series D and Series E Preferred Exchange Ratios shall be correspondingly adjusted.

    j. Each share of OnStream Common Stock that is issued and outstanding immediately prior to the Effective Date shall, by virtue of the Merger and at the Effective Date, automatically and without further action on the part of any holder thereof, be converted into such fraction of a fully paid and nonassessable share of 3Com Common Stock as is equal to the Exchange Ratio. Each share of OnStream Series A Preferred Stock that is issued and outstanding immediately prior to the Effective Date, will by virtue of the Merger and at the Effective Date, automatically and without further action on the part of any holder thereof, be converted into such fraction of a fully paid and nonassessable share of 3Com Common Stock as is equal to the Series A Preferred Exchange Ratio. Each share of OnStream Series B Preferred Stock that is issued and outstanding immediately prior to the Effective Date shall, by virtue of the Merger and at the Effective Date, automatically and without further action on the part of any holder thereof, be converted into such fraction of a fully paid and nonassessable share of 3Com Common Stock as is equal to the Series B Preferred Exchange Ratio. Each share of OnStream Series C Preferred Stock that is issued and outstanding immediately prior to the Effective Date shall, by virtue of the Merger and at the Effective Date, automatically and without further action on the part of any holder thereof, be converted into such fraction of a fully paid and nonassessable share of 3Com Common Stock as is equal to the Series C Preferred Exchange Ratio. Each share of OnStream Series D Preferred Stock that is issued and outstanding immediately prior to the Effective Date shall, by virtue of the Merger and at the Effective Date, automatically and without further action on the part of any holder thereof, be converted into such fraction of a fully paid and nonassessable share of 3Com Common Stock as is equal to the Series D Preferred Exchange Ratio. Each share of OnStream Series E Preferred Stock that is issued and outstanding immediately prior to the Effective Date shall, by virtue of the Merger and at the Effective Date, automatically and without further action on the part of any holder thereof, be converted into such fraction of a fully paid and nonassessable share of 3Com Common Stock as is equal to the Series E Preferred Exchange Ratio.

    k. The "Aggregate Net Exercise Amount" shall mean that number of shares, if any, equal to the aggregate Warrant Price (as defined in each OnStream Warrant), of all OnStream Warrants exercised pursuant to the net exercise provisions of such OnStream Warrant divided by the Average Price (as defined in Section 8(g) of this Merger Agreement).

     9. FRACTIONAL SHARES. No fractional shares of 3Com Common Stock will be issued in connection with the Merger, but in lieu thereof, holders of OnStream Capital Stock who would otherwise be entitled to receive a fraction of a share of 3Com Common Stock will receive from 3Com, promptly after the Effective Date, an amount of cash equal to the Average Price multiplied by the fraction of a share of 3Com Common Stock to which such holder would otherwise be entitled.

    10. ESCROW FUND AGREEMENT. At the Effective Date, 3Com will deposit into escrow certificates representing ten percent (10%) of the shares of 3Com Common Stock issued to the holders of OnStream capital stock in the Merger, on a pro rata basis. Such shares (the "Escrow Shares") shall be held as collateral for the indemnification obligations under Section 11 of the Reorganization Agreement and pursuant to the provisions of the escrow fund agreement attached as EXHIBIT C to the Reorganization Agreement (the "Escrow Fund Agreement").

    11.  EXCHANGE OF CERTIFICATES.

    a. EXCHANGE AGENT. Prior to the Effective Date, 3Com shall appoint State Street Bank & Trust Company to act as exchange agent (the "Exchange Agent") in the Merger.

    b. 3COM TO PROVIDE COMMON STOCK. Promptly after the Effective Date of the Merger (but in no event later than three (3) business days thereafter), 3Com shall make available for exchange in accordance with Section 1 of the Reorganization Agreement through such reasonable procedures as 3Com may adopt, the shares of 3Com Common Stock issuable pursuant to Section 1 of the Reorganization Agreement in exchange for outstanding shares of OnStream Common Stock and OnStream preferred stock (less the number of shares of 3Com Common Stock to be deposited in escrow pursuant to Section 1.4 of the Reorganization Agreement).

    c. EXCHANGE PROCEDURES. Promptly after the Effective Date of the Merger (but no later than five (5) business days thereafter), the Exchange Agent shall mail to each holder of record of certificates representing outstanding shares of OnStream Common Stock or OnStream preferred stock (the "Certificates"), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and which shall be in such form and have such other provisions as 3Com may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for 3Com Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by 3Com together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive the number of shares of 3Com Common Stock to which such holder is entitled pursuant to Section 1 of the Reorganization Agreement (less the number of shares of 3Com Common Stock to be deposited in escrow pursuant to
Section 1.4 of the Reorganization Agreement). The Certificate so surrendered shall immediately be canceled. In the event of a transfer of ownership of OnStream Common or OnStream preferred stock that is not registered in the transfer records of OnStream, the appropriate number of shares of 3Com Common Stock may be delivered to a transferee if the Certificate represented such OnStream Common Stock or OnStream preferred stock is presented to the Exchange Agent and accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

    d. NO FURTHER OWNERSHIP RIGHTS IN ONSTREAM STOCK. All 3Com Common Stock delivered upon the surrender for exchange of shares of OnStream Common Stock or OnStream preferred stock in accordance with the terms hereof shall be deemed to have been delivered in full satisfaction of all rights pertaining to such shares of OnStream Common Stock or OnStream preferred stock. There shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of OnStream Common Stock or OnStream preferred stock that were outstanding immediately prior to the Effective Date of the Merger. If after the Effective Date of the Merger, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in Section 7.2 of the Reorganization Agreement.

    12. FURTHER ASSIGNMENTS. After the Effective Date, OnStream and its officers and directors immediately prior to the Effective Date may execute and deliver such deeds, assignments and assurances and do all other things necessary or desirable to vest, perfect or confirm title to OnStream property or rights in OnStream and otherwise to carry out the purposes of the Reorganization Agreement in the name of Sub or otherwise.

    13. APPRAISAL RIGHTS. Any Dissenting Shares shall not be converted into a right to receive 3Com Common Stock but shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the laws of the State of California; PROVIDED, HOWEVER, that if the status of any such shares as Dissenting Shares shall not be perfected, or if any such shares shall lose their status as Dissenting Shares, then, as of the later of the Effective Date or the time of the failure to perfect such status, such shares shall automatically be converted into and shall represent only the right to receive (upon the surrender of the certificate or certificates representing such shares) 3Com Common Stock in accordance with Section 8 of this Merger Agreement (and cash in lieu of fractional shares in accordance with Section 9 of this Merger Agreement). OnStream shall give 3Com prompt notice of any demand received by OnStream for appraisal of OnStream Capital Stock, and 3Com shall have the right to participate in all negotiations and proceedings with respect to such demand. OnStream agrees that, except with the prior written consent of 3Com or as required under Chapter 13 of the CGCL, it will not voluntarily make any payment with respect to, or settle or offer to settle, any such demand for appraisal. Each holder of Dissenting Shares ("Dissenting Shareholder") who, pursuant to the provisions of the CGCL, becomes entitled to payment of the value of shares of OnStream capital stock shall receive payment therefor from OnStream (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions).

    14. ASSIGNMENT. No party hereto may assign any of its rights or obligations hereunder without the prior written consent of the other parties hereto. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, personal representatives and permitted assigns.

    15. GOVERNING LAW. This Merger Agreement shall be governed by and construed in accordance with the laws of the State of California applicable to contracts entered into and to be performed wholly within the State of California without regard to principles of conflict of laws.

    16. COUNTERPARTS. This Merger Agreement may be executed in any number of counterparts, each of which will be an original as against any party whose signature appears thereon and all of which together will constitute one and the same instrument. This Merger Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatories of all of the parties reflected hereon as signatories.

    IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

3COM CORPORATION, INC.                         ONSTREAM NETWORKS, INC.,
a California corporation                       a California corporation

By: ----------------------------------------   By: ----------------------------------------

Its: ----------------------------------------  Its: ----------------------------------------

ONSTREAM ACQUISITION CORPORATION,
a California corporation

By: ----------------------------------------

Its: ----------------------------------------

                                   EXHIBIT A
                           ARTICLES OF INCORPORATION
                                       OF
                             SURVIVING CORPORATION

                           ARTICLES OF INCORPORATION
                                       OF
                            ONSTREAM NETWORKS, INC.

                                   ARTICLE I
                                      NAME

    The name of the corporation is OnStream Networks, Inc.

                                   ARTICLE II
                                    PURPOSES

    The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California General Corporation Law ("CGCL").

                                  ARTICLE III
                                     STOCK

    The Corporation is authorized to issue only one class of shares of stock. The total number of shares which this corporation is authorized to issue is one thousand (1,000).

                                   ARTICLE IV
               DIRECTORS' LIABILITY AND INDEMNIFICATION OF AGENTS

    The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

    The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the CGCL) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, to the fullest extent permissible under California law.

    Any amendment, repeal or modification of any provision of this Article V shall not adversely affect any right or protection of an agent of the corporation existing at the time of such amendment, repeal or modification.

                                     ABA-1

                            ONSTREAM NETWORKS, INC.
                             OFFICERS' CERTIFICATE

    We, the undersigned President and Chief Financial Officer of OnStream Networks, Inc., a California corporation ("OnStream") respectively, do certify that:

     1. We are, respectively, the duly elected and qualified President and Chief Financial Officer of OnStream.

     2. The Agreement of Merger (the "Merger Agreement") in the form attached has been duly approved by OnStream's board of directors and shareholders. OnStream has two classes of capital stock entitled to vote on the Merger Agreement in the form attached: Common Stock, of which 2,951,579 are outstanding and entitled to vote on the Merger Agreement in the form attached, and Preferred Stock of which 11,258,471 shares are outstanding and entitled to vote on the Agreement of Merger in the form attached.

     3. The number of shares of Common Stock voting in favor of the Merger Agreement in the form attached equaled or exceeded the vote required for approval, and the number of shares of Preferred Stock voting in favor of the Merger Agreement in the form attached equaled or exceeded the vote required for approval. The required vote for approval of the Merger Agreement in the form
attached is the affirmative vote of greater than           (   ) of the
outstanding shares of Common Stock voting as a single class and the affirmative
vote of greater than           (   ) of the outstanding shares of Preferred
Stock voting together as a single class.

    We each further declare under penalty of perjury under the laws of the State of California that the matters set forth in this Officers' Certificate are true and correct of each of our knowledge.

Dated: October   , 1996                        --------------------------------------------
                                               , PRESIDENT

Dated: October   , 1996                        --------------------------------------------
                                               , CHIEF FINANCIAL OFFICER

                                     ABA-2

                        ONSTREAM ACQUISITION CORPORATION
                             OFFICERS' CERTIFICATE

    The undersigned, the President and Secretary, respectively, of OnStream Acquisition Corporation, a California corporation ("Sub") and wholly-owned subsidiary of 3Com Corporation, a California corporation ("Parent"), does certify that:

     1. I am the duly elected and qualified President and Secretary of Sub.

     2. The Agreement of Merger (the "Merger Agreement") in the form attached has been duly approved by Sub's board of directors and sole stockholder. There is only one class of capital stock ("Common Stock") of Sub eligible to vote on the Merger Agreement in the form attached, of which one thousand (1000) shares are outstanding and eligible to vote on the Agreement in the form attached.

     3. The number of shares of Common Stock voting in favor of the Merger Agreement in the form attached equaled or exceeded the vote required for approval. The required vote for approval of the Merger Agreement in the form attached is the affirmative vote of greater than fifty percent (50%) of the outstanding shares of Common Stock.

     4. No vote of the shareholders of Parent was required to approve the Agreement of Merger to which this Certificate is attached.

    I further declare under penalty of perjury under the laws of the State of California that the matters set forth in this Certificate are true and correct of my knowledge.

Dated: October   , 1996                        --------------------------------------------
                                               , PRESIDENT

Dated: October   , 1996                        --------------------------------------------
                                               , SECRETARY

                                     ABA-3

                                   EXHIBIT C
                             ESCROW FUND AGREEMENT

                                   EXHIBIT C
                             ESCROW FUND AGREEMENT

    This Escrow Fund Agreement (this "Agreement") is entered into as of October , 1996, by and among 3Com Corporation, a California corporation ("3Com"), State Street Bank and Trust Company ("Escrow Agent") and James Mongiello, an individual ("Shareholder Representative") on behalf of the shareholders of OnStream Networks, Inc. ("OnStream") (collectively, the "Holders").

                                    RECITALS

    A. 3Com, OnStream, and OnStream Acquisition Corporation, a California corporation and wholly-owned subsidiary of 3Com ("Sub"), have entered into an Agreement and Plan of Reorganization dated as of October 5, 1996 (the "Reorganization Agreement"), pursuant to which Sub will merge with and into OnStream (the "Merger"), with OnStream surviving the Merger. Capitalized terms used in this Agreement and not otherwise defined in this Agreement shall have the meanings ascribed to them in the Reorganization Agreement (a copy of which has been delivered to the Escrow Agent).

    B. Section 1.4 of the Reorganization Agreement provides that at the Effective Date, or such later time as determined in accordance with Section 1.5 of the Reorganization Agreement with respect to Dissenting Shares for which appraisal rights have not been perfected or lost, 3Com will deposit in escrow (such deposit constituting the "Escrow Fund") certificates representing ten percent (10%) of the shares of 3Com Common Stock issuable to the Holders in the Merger, in proportion to the number of shares of 3Com Common Stock issued to each such Holder pursuant to the Reorganization Agreement. Such shares (the "Escrow Shares") shall be held as collateral for the indemnification obligations under Section 11 of the Reorganization Agreement.

    C. The parties to this Agreement desire to establish the terms and conditions pursuant to which the Escrow Shares will be deposited into, held in, and disbursed from, the Escrow Fund.

    NOW, THEREFORE, the parties to this Agreement agree as follows:

    1.  ESCROW AND INDEMNIFICATION.

    (a) ESCROW FUND. The Escrow Agent agrees to accept delivery of such Escrow Shares as are identified to it as the Escrow Fund Shares and to hold such Escrow Shares delivered to it in escrow subject to the terms and conditions of this Agreement and Section 11 of the Reorganization Agreement (which Section 11 is attached to this Agreement as APPENDIX A) (collectively, the "Escrow Provisions") until the Escrow Agent is required to release such Escrow Shares pursuant to the terms of this Agreement. The Escrow Agent shall have no responsibility for the calculation or sufficiency of the Escrow Shares.

    (b) INDEMNIFICATION. The Holders have agreed pursuant to Section 11 of the Reorganization Agreement to indemnify and hold harmless 3Com and the other Indemnitees from and against specified Damages, subject to the limitations set forth in the Reorganization Agreement. The Holders agree that the Escrow Shares will be security for this indemnity obligation, subject to the limitations and in the manner provided in the Escrow Provisions. Promptly after the receipt by 3Com of notice or discovery of any claim, damage or legal action or proceeding giving rise to indemnification rights under the Reorganization Agreement, 3Com will give the Shareholder Representative and the Escrow Agent written notice of such claim, damage, legal action or proceeding (a "Claim") in accordance with
Section 3 hereof. 3Com shall notify the Shareholder Representative of the progress of any such Claim and shall permit the Shareholder Representative to participate in such defense in accordance with Section 11 of the Reorganization Agreement, and 3Com shall not compromise or settle any such Claim without the written consent of the Shareholder Representative, which consent will not be unreasonably withheld.

    (c) LIMITATION ON LIABILITY. Except as otherwise set forth in Section 11 of the Reorganization Agreement, the maximum liability of each Holder for any matter set forth in this Agreement (other than knowing and intentional misrepresentations and knowing and intentional breaches of warranties) shall be deemed several and not joint and shall be such Holder's pro rata share of such liability based on the respective interest of each Holder in the Escrow Shares calculated pursuant to this section and as set forth next to such Holder's name on EXHIBIT A, and shall not exceed the forfeiture of the entire number of shares of 3Com Common Stock received by such Holder in the Merger that is held in escrow. Payments for Claims shall be deducted from the Escrow Shares of each Holder in proportion to the number of shares of 3Com Common Stock issuable to each Holder in the Merger in respect of the shares of OnStream Capital Stock held by such Holder as of the Closing as set forth on EXHIBIT A. For purposes of calculating a Holder's pro rata share of any liability hereunder, such pro rata interest shall be based on the Holder's pro rata interest in the aggregate of the Escrow Shares as set forth on EXHIBIT A.

    2.  DEPOSIT OF ESCROW SHARES; RELEASE FROM ESCROW.

    (a) DELIVERY OF ESCROW SHARES. On the Closing Date, 3Com will deliver the Escrow Shares to the Escrow Agent in the form of a duly authorized stock certificate or certificates issued in the name of the Escrow Agent or its nominee (with an unexecuted stock power with the date and number of shares left blank). In the event that 3Com issues any Additional Shares, such shares will be issued in the name of the Escrow Agent and delivered to the Escrow Agent in the same manner as the Escrow Shares delivered on the Effective Date.

    (b) DISTRIBUTION TO HOLDERS. Within three (3) business days after the date the Indemnification Period ends (the "Release Date"), the Escrow Agent shall release from escrow to the Holders their respective number of the Escrow Shares less (A) such Holder's pro rata portion of any liability (calculated pursuant to Section 1(c)) delivered to 3Com in accordance with Section 4 hereof in satisfaction of Claims by 3Com and (B) such Holder's pro rata portion of any liability (calculated pursuant to Section 1(c)) subject to possible future delivery to 3Com in accordance with Section 4 hereof with respect to any pending but unresolved Claims of 3Com. Any Escrow Shares held as a result of clause (B) shall be released to the Holders or to 3Com (as appropriate) promptly upon resolution of each specific Claim involved in accordance with Section 4 hereof. 3Com shall give the Escrow Agent at least seven (7) business days advance notice of the occurrence of the Release Date.

    (c) RELEASE OF SHARES. The Escrow Shares will be held by the Escrow Agent until required to be released pursuant to Section 2(b). Within three (3) business days after the Release Date, the Escrow Agent will deliver to each Holder the requisite number of the Escrow Shares to be released on such date as identified by 3Com and the Shareholder Representative to the Escrow Agent in writing, in the form of stock certificates issued in the name of the Holder. Escrow Shares shall be released to the respective Holders in proportion to their respective interests as set forth in EXHIBIT A attached hereto. 3Com will take such action as may be necessary to cause such shares to be payable in the names of the appropriate Holders.

    (d) NO ENCUMBRANCE. No Escrow Shares or any beneficial interest therein may be pledged, sold, assigned or transferred, including by operation of law, by a Holder or be taken or reached by any legal or equitable process in satisfaction of any debt or other liability of a Holder, prior to the delivery to such Holder of the Escrow Shares by the Escrow Agent.

    3.  NOTICE OF CLAIM.

    (a) Each notice of a Claim by 3Com (the "Notice of Claim") shall be delivered in writing to the Shareholder Representative and the Escrow Agent, and shall contain the following information to the extent it is reasonably available to 3Com:

         (i) 3Com's good faith estimate of the reasonably foreseeable maximum amount of the alleged Damages; and

        (ii) A brief description in reasonable detail of the facts, circumstances or events giving rise to the alleged Damages based on 3Com's good faith belief thereof.

    (b) The Escrow Agent will not release any of the Escrow Shares held in the Escrow Fund to 3Com pursuant to a Notice of Claim until such Notice of Claim has been resolved in accordance with Section 4 below.

    4. RESOLUTION OF NOTICE OF CLAIM AND TRANSFER OF ESCROW SHARES. Any Notice of Claim received by the Shareholder Representative and the Escrow Agent pursuant to Section 3 above will be resolved as follows:

    (a) UNCONTESTED CLAIMS. In the event that the Shareholder Representative does not contest a Notice of Claim (or contests only a portion of the claim), in writing to the Escrow Agent and 3Com within thirty (30) days after such notice is deemed delivered pursuant to Section 11 below, the Escrow Agent will promptly deliver to 3Com, as applicable, that number of Escrow Shares equal to the amount specified in the Notice of Claim (that is not contested) and notify the Shareholder Representative or 3Com, as applicable, of such transfer.

    (b) CONTESTED CLAIMS. In the event that the Shareholder Representative gives written notice contesting all, or a portion of, a Notice of Claim to 3Com and the Escrow Agent (a "Contested Claim") within the thirty (30) day period provided above, the Shareholder Representative and an officer of 3Com shall attempt to resolve the matter, but if such matter is not resolved in writing within sixty (60) days after the Notice of Claim is deemed delivered pursuant to
Section 13, then the matter will be settled by binding arbitration. Any portion of the Notice of Claim which is not contested shall be disbursed in accordance with Section 4(a). The final decision of the arbitrator shall be furnished to the Escrow Agent, the Shareholder Representative, the Holders and 3Com in writing and will constitute a conclusive determination of the issue in question, binding upon the Holders, the Shareholder Representative and 3Com and shall not be contested or appealed by any of them. After notice that the Notice of Claim is contested by the Shareholder Representative, the Escrow Agent will continue to hold in the Escrow Fund a number of the Escrow Shares equal to the contested amount to cover such Claim (notwithstanding the expiration of the Release Date) until the earlier of receipt by it of (i) execution of a settlement agreement by 3Com and the Shareholder Representative setting forth a resolution of the Notice of Claim, or (ii) a copy of the final award of the arbitrator.

    (c) ARBITRATION. Any Contested Claim shall be settled by (i) agreement of the Shareholder Representative and 3Com or (ii) arbitration in Santa Clara, California, except as herein specifically stated, in accordance with the commercial arbitration rules of the American Arbitration Association ("AAA Rules") then in effect. However, in all events, these arbitration provisions shall govern over any conflicting rules which may now or hereafter be contained in the AAA Rules. Any judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction over the subject matter thereof. The arbitrator shall have the authority to grant any equitable and legal remedies that would be available in any judicial proceeding instituted to resolve a Contested Claim.

          (i) COMPENSATION OF ARBITRATOR. Any such arbitration shall be conducted before a single arbitrator who shall be compensated for his or her services at a rate to be determined by the parties or by the American Arbitration Association, but based upon reasonable hourly or daily consulting rates for the arbitrator in the event the parties are not able to agree upon his or her rate of compensation.

         (ii) SELECTION OF ARBITRATOR. The AAA Rules for the selection of the arbitrator shall be followed by 3Com and the Shareholder Representative.

         (iii) PAYMENT OF COSTS. 3Com and the Holders as a group (through the Shareholder Representative) shall each pay fifty percent (50%) of the initial compensation to be paid to the arbitrator in any such arbitration and fifty percent (50%) of the costs of transcripts and other normal and regular expenses of the arbitration proceedings; PROVIDED, HOWEVER, that the arbitrator shall have the power to award the prevailing party in any arbitration attorneys' fees and costs, and all costs of arbitration, other than those provided for above, which if so awarded will be paid by the losing party.

         (iv) DISCOVERY. The parties shall be entitled to conduct discovery proceedings in accordance with the provisions of the Federal Rules of Civil Procedure, subject to any limitation imposed on all parties by the arbitrator.

         (v) BURDEN OF PROOF. For any claim submitted to arbitration, the burden of proof shall be as it would be if the claim were litigated in a judicial proceeding.

         (vi) JUDGMENT. Upon the conclusion of any arbitration proceedings hereunder, the arbitrator shall render findings of fact and conclusions of law and a written opinion setting forth the basis and reasons for any decision reached by him and shall deliver such documents to each party to this Agreement along with a signed copy of the award.

         (vii) TERMS OF ARBITRATION. The arbitrator chosen in accordance with these provisions shall not have the power to alter, amend or otherwise affect the terms of these arbitration provisions or the provisions of this Agreement or the Reorganization Agreement.

        (viii) EXCLUSIVE REMEDY. Except as specifically provided in this Agreement or the Reorganization Agreement, arbitration shall be the sole and exclusive remedy of the parties for any Contested Claim arising out of such agreement.

    (d) DETERMINATION OF AMOUNT OF CLAIMS. Any amount owed to 3Com hereunder determined pursuant to Section 4(a) or (b) above, will be immediately payable to 3Com in accordance with Section 11 of the Reorganization Agreement and will be paid promptly.

    (e) NO EXHAUSTION OF REMEDIES. 3Com need not exhaust any other remedies that may be available to it but may proceed directly in accordance with the provisions of this Agreement. 3Com may institute Claims against the Escrow Shares and in satisfaction thereof may recover Escrow Shares, in accordance with the terms of this Agreement, without making any other Claims directly against the Holders and without rescinding or attempting to rescind the transactions consummated pursuant to the Reorganization Agreement. The assertion of any single Claim for indemnification hereunder will not bar 3Com from asserting other claims hereunder. Notwithstanding the foregoing, if 3Com elects to make a Claim against the Escrow Fund for an action against a third party, then the Shareholder Representative, on behalf of the Holders, shall be subrogated to the rights of 3Com with respect to such a Claim, and 3Com shall assign all of its rights in connection with such Claim necessary for the Shareholder Representative to assert such claim against such third party.

    (f) PAYMENT OF COSTS. The Escrow Agent is authorized and directed to disburse pro rata any payments due the Holders under this Agreement out of the Escrow Fund in accordance with their interest, after (i) payment of any attorney's and accountants' and other fees and expenses incurred on behalf of the Holders as contemplated by this Agreement and (ii) withholding such amounts to pay costs and expenses relating to potential disputes arising with respect to indemnification or other obligations of other Holders under the Escrow Provisions.

    5.  LIMITATION OF THE ESCROW AGENT'S LIABILITY.

    (a) The parties acknowledge and agree that the Escrow Agent shall not be responsible for any of the agreements referred to herein or in the Reorganization Agreement but shall only be obligated for the performance of such duties as are specifically set forth herein. The Escrow Agent will incur no liability with respect to any action taken or suffered by it in reliance upon any notice, direction, instruction, consent, statement or other document believed by it to be genuine and to have been signed by the proper person (and shall have no responsibility to determine the authenticity or accuracy thereof), nor for any other action or inaction, except its own willful misconduct, bad faith or gross negligence. In no event shall the Escrow Agent be liable for indirect consequential damages. The Escrow Agent will not be responsible for the validity or sufficiency of the Escrow Provisions, including the amount of Escrow Shares. In all questions arising under the Escrow Provisions, the Escrow Agent may rely on the advice of counsel, and for anything done, omitted or suffered in good faith by the Escrow Agent based on such advice, the Escrow Agent will not be liable to anyone. The Escrow Agent will not be required to take any action under the Escrow Provisions involving any expense unless the payment of such expense is made or provided for in a manner satisfactory to it.

    (b) In the event conflicting demands are made or notices are served upon the Escrow Agent with respect to the Escrow Fund or should a third party make a claim on such Escrow Fund, the Escrow Agent will have the absolute right, at the Escrow Agent's election, to do any of the following: (i) resign so a successor can be appointed pursuant to Section 7, (ii) file a suit in interpleader and obtain an order from a court of competent jurisdiction requiring the parties to interplead and litigate in such court their several claims and rights among themselves; or (iii) retain all or any of the Escrow Fund in its possession, without liability to anyone, until such dispute shall have been settled as contemplated in Section 4. In the event such interpleader suit is brought, the Escrow Agent will thereby be fully released and discharged from all further obligations imposed upon it under the Escrow Provisions, and 3Com will pay the Escrow Agent (subject to reimbursement as to fifty percent (50%) of the applicable amount from the Holders pursuant to Section 4) all costs, expenses and reasonable attorney's fees expended or incurred by the Escrow Agent pursuant to the exercise of the Escrow Agent's rights under this Section 5 (such costs, fees and expenses will be treated as extraordinary fees and expenses for the purposes of Section 6). The resignation of the Escrow Agent under this section shall not affect the right of the Escrow Agent to be paid any amount due to the Escrow Agent hereunder.

    6.  EXPENSES.

    (a) ESCROW AGENT. All fees and expenses including attorney's fees of the Escrow Agent incurred in the ordinary course of performing its responsibilities hereunder will be paid by 3Com upon receipt of a written invoice by the Escrow Agent. Any extraordinary fees and expenses including attorney's fees, including without limitation any fees or expenses incurred by the Escrow Agent in connection with a dispute over the distribution of Escrow Shares or the validity of a Claim or Claims by 3Com will be paid fifty percent (50%) by 3Com and fifty percent (50%) by the Holders on a pro rata basis (it being understood that such obligation shall be joint and several as between 3Com and the Holders collectively, but several and not joint as among the Holders individually) subject to Section 4(f). The Holders' liability for the extraordinary fees and expenses of the Escrow Agent may be paid by 3Com and recovered as a Claim hereunder out of the Escrow Fund. If 3Com has paid the Holders' portion of such fees and expenses as permitted under this Section 6(a) then the Escrow Agent will, upon demand by 3Com, transfer to 3Com a number of Escrow Shares having an aggregate per share value equal to such portion of fees and expenses.

    In the event the balance in the Escrow Fund is not sufficient to pay the extraordinary fees and expenses of the Escrow Agent, as described in the prior paragraph, or in the event the Escrow Agent incurs any liability to any person, firm or corporation by reason of its acceptance or administration of this Escrow Agreement, 3Com and the Holders, jointly and severally as between 3Com and the Holders collectively, and severally and not jointly as among the Holders individually, agree to indemnify the Escrow Agent, its officers, directors and employees, against any such liability or for its extraordinary fees and expenses or costs and expenses, including, without limitation, counsel fees and expenses, as the case may be. Notwithstanding the foregoing, no indemnity need be paid in the event of the Escrow Agent's gross negligence, bad faith or willful misconduct.

    3Com and the Holders, jointly and severally as between 3Com and the Holders collectively, and severally and not jointly as among the Holders individually, agree to assume any and all obligations imposed now or hereafter by any applicable tax law with respect to the payment of Escrow Shares under this Agreement, and to indemnify and hold the Escrow Agent harmless from and against any taxes, additions of late payment, interest, penalties and other expenses, that may be assessed against the Escrow Agent on any such payment or other activities under this Agreement. 3Com and the Holders undertake to instruct the Escrow Agent in writing with respect to the Escrow Agent's responsibility for withholding and other taxes, assessments or other governmental charges, certifications and governmental reporting in connection with its acting as Escrow Agent under this Agreement. 3Com and the Holders, jointly and severally as between 3Com and Holders collectively, and severally and not jointly as among the Holders individually, agree to indemnify and hold the Escrow Agent harmless from any liability on account of taxes, assessments or other governmental charges, including without limitation the withholding or deduction or the failure to withhold or deduct same, and any liability for failure to obtain proper certifications or to properly report to governmental authorities, to which the Escrow Agent may be or become subject in connection with or which arises out of this Agreement, including costs and expenses (including reasonable legal fees), interest and penalties.

    (b) SHAREHOLDER REPRESENTATIVE. The Shareholder Representative will not be entitled to receive any compensation from 3Com or the Holders in connection with this Agreement. Any fees and expenses incurred by the Shareholder Representative in connection with actions taken pursuant to the terms of the Escrow Provisions will be paid by the Holders to the Shareholder Representative, and, to the extent Escrow Shares remain available for distribution on the Release Date, such fees and expenses shall be paid out from such Escrow Shares prior to distribution to the Holders, but in any event after all distributions to 3Com and only upon the written instruction of the Shareholder Representative.

    7. SUCCESSOR ESCROW AGENT. In the event the Escrow Agent becomes unavailable or unwilling to continue in its capacity as such, the Escrow Agent may resign and be discharged from its duties or obligations hereunder by giving written notice of resignation to the parties to this Agreement, specifying not less than thirty (30) days' prior written notice of such a date when such resignation will take effect. 3Com will designate a successor Escrow Agent prior to the expiration of such 30-day period by giving written notice to the Escrow Agent and the Shareholder Representative. 3Com may appoint a successor Escrow Agent without the consent of the Holders or the Shareholder Representative so long as such successor is a bank or trust company with assets of at least Five Hundred Million Dollars ($500,000,000), and may appoint any other successor Escrow Agent with the consent of the Shareholder Representative, which consent will not be unreasonably withheld. The Escrow Agent will promptly transfer the Escrow Shares to such designated successor. In the event no successor Escrow Agent is appointed as described in this Section 7, the Escrow Agent may apply to a court of competent jurisdiction for the appointment of a successor Escrow Agent.

    8. LIMITATION OF RESPONSIBILITY; NOTICES. The Escrow Agent's duties are limited to those set forth in the Escrow Provisions, and no implied duties or obligations shall be implied; and the Escrow Agent may rely upon the written notices delivered to the Escrow Agent hereunder and under the Escrow Provisions.

    9. INCORPORATION BY REFERENCE OF SECTION 11. The parties agree that the terms of Section 11 of the Reorganization Agreement shall be deemed to be incorporated by reference in this Agreement as if such Section had been set forth in its entirety herein except that the provisions of this Agreement shall control the responsibilities and obligations of the Escrow Agent.

    10. HOLDERS' REPRESENTATIVE. By virtue of their approval of the Reorganization Agreement, the shareholders of OnStream will be deemed to have irrevocably constituted and appointed, effective as of the Effective Date, James Mongiello (together with his permitted successors, the "Shareholder Representative"), as their true and lawful agent and attorney-in-fact to enter into any agreement in connection with the transactions contemplated by this Agreement or the Reorganization Agreement, including, without limitation, the exercise of all or any of the powers, authority and discretion conferred on him under any such agreement, to waive any terms and conditions of any such agreement (other than the payment of the Escrow Shares), to give and receive notices and communications, to authorize delivery to 3Com of the Escrow Shares or other property from the Escrow Fund in satisfaction of claims by 3Com, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Shareholder Representative for the accomplishment of the foregoing. Such agency may be changed by the Holders of a majority in interest of the Escrow Fund from time to time upon not less than ten (10) days' prior written notice to 3Com. No bond shall be required of the Shareholder Representative, and the Shareholder Representative shall receive no compensation for his services. Notices or communications to or from the Shareholder Representative shall constitute notice to or from each of the Holders. This power of attorney is coupled with an interest and is irrevocable. The Holders will be bound by all actions taken by the Shareholder Representative in connection with this Agreement and 3Com shall be entitled to rely on any action or decision of the Shareholder Representative. In performing his functions hereunder, the Shareholder Representative will not be liable to the Holders in the absence of gross negligence or willful misconduct.

    11. NOTICES. Any notice provided for or permitted under the Escrow Provisions will be treated as having been received (a) when delivered personally, (b) when sent by confirmed telecopy, (c) one (1) day following when sent by commercial overnight courier with written verification of receipt, or
(d) three (3) days following when mailed postage prepaid by certified or registered mail, return receipt requested, to the party to be notified, at the address set forth below, or at such other place of which the other party has been notified in accordance with the provisions of this Section 12.

Escrow Agent:                State Street Bank and Trust Company
                             Two International Place
                             Corporate Trust Department
                             Boston, MA 02110
                             Attention: Brian Curtis
                             Facsimile: (617) 664-5371

Shareholder Representative:  James Mongiello
                             OnStream Networks, Inc.
                             3393 Octavius Drive
                             Santa Clara, CA 95054
                             Attention: President
                             Facsimile: (408) 986-4731

With copy to:                Venture Law Group
                             2800 Sand Hill Road
                             Menlo Park, CA 94025
                             Attention: Elias J. Blawie
                             Facsimile: (415) 854-1121

3Com:                        3Com Corporation
                             5400 Bayfront Plaza
                             Santa Clara, CA 95052
                             Attn: Jeff Chase
                             Facsimile: (408) 764-5000

With copy to:                Gray Cary Ware & Freidenrich
                             400 Hamilton Avenue
                             Palo Alto, CA 94301
                             Attention: J. Howard Clowes, Esq.
                             Facsimile: (415) 327-3699

    Such notice will be treated as having been received upon actual receipt.

    12.  GENERAL.

    (a) GOVERNING LAWS. It is the intention of the parties hereto that the internal laws of the State of California (irrespective of its choice of law principles) shall govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties to this Agreement.

    (b) BINDING UPON SUCCESSORS AND ASSIGNS. Subject to, and unless otherwise provided in, this Agreement, each and all of the covenants, terms, provisions, and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the permitted successors, executors, heirs, representatives, administrators and assigns of the parties to this Agreement.

    (c) COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be an original as against any party whose signature appears on such counterpart and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts of this Agreement, individually or taken together, shall bear the signatures of all of the parties reflected in this Agreement as signatories.

    (d) ENTIRE AGREEMENT. Except as set forth in the Reorganization Agreement, this Agreement, the documents referenced in this Agreement and the exhibits to such documents, constitute the entire understanding and agreement of the parties to this Agreement with respect to the subject matter of this Agreement and of such documents and exhibits and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect to this Agreement, provided that with respect to the Escrow Agent, this Agreement (without reference to any other agreements) sets forth the entire understanding of the parties. Notwithstanding anything to the contrary in the previous sentence, in the event that any term(s) or provision(s) of this Agreement conflict(s) with a term or provision of the Reorganization Agreement, the term(s) and condition(s) of the Reorganization Agreement will control. The express terms of this Agreement control and supersede any course of performance or usage of the trade inconsistent with any of the terms of this Agreement.

    (e) WAIVERS. No waiver by any party to this Agreement of any condition or of any breach of any provision of this Agreement will be effective unless in writing. No waiver by any party of any such condition or breach, in any one instance, will be deemed to be a further or continuing waiver of any such condition or breach or a waiver of any other condition or breach of any other provision contained in this Agreement.

    (f) AMENDMENT. This Agreement may be amended with the written consent of 3Com, the Escrow Agent and the Shareholder Representative, provided that if the Escrow Agent does not agree to an amendment agreed upon by 3Com and the Shareholder Representative (except an amendment which may adversely affect the rights or interests of the Escrow Agent), 3Com will appoint a successor Escrow Agent in accordance with Section 7.

    (g) ACTS OF GOD. Neither 3Com nor the Holders nor the Escrow Agent shall be responsible for delays or failures in performance resulting from acts beyond their control. Such acts shall include but not be limited to acts of God, strikes, lockouts, riots, acts of war, epidemics, governmental regulations superimposed after the fact, fire communication line failures, power failures, earthquakes or other disasters.

    IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written and will be effective as to all the Holders when executed by 3Com, the Escrow Agent and the Shareholder Representative.

                                          3Com:

                                          3Com Corporation, a California
                                          corporation By:
                                          --------------------------------------

                                          Its:
                                          --------------------------------------

                                          Escrow Agent:

                                          State Street Bank and Trust Company

                                          By:
                                          --------------------------------------

                                          Its:
                                          --------------------------------------

                                          SHAREHOLDER REPRESENTATIVE:

                                          --------------------------------------
                                          James Mongiello

                                   EXHIBIT A

                                                        PERCENTAGE INTEREST
                                                                IN
                       HOLDER                              ESCROW SHARES             ADDRESS          TIN OR SS#
-----------------------------------------------------  ---------------------  ---------------------  -------------

[To be provided prior to Closing Date]

                                   APPENDIX A

SECTION 11. INDEMNIFICATION AND ESCROW.

    11.1  SURVIVAL OF REPRESENTATIONS.

    (a) The representations and warranties made by OnStream (including the representations and warranties set forth in Section 2 hereof and the representations and warranties set forth in any certificate delivered by OnStream in connection with this Agreement) shall survive the Closing and shall remain in full force and effect and shall survive until the end of the Indemnification Period and shall survive thereafter only with respect to any claims made prior to the end of the Indemnification Period; PROVIDED, HOWEVER, that the termination hereunder of the representations and warranties made by OnStream shall not terminate or limit in any manner whatsoever any rights 3Com has or may have for knowing and intentional misrepresentation. The representations and warranties made by 3Com and Sub shall survive the Closing, shall remain in full force and effect and shall survive until the end of the Indemnification Period, and the holders of OnStream Securities shall be expressly permitted to rely on such representations and warranties as third party beneficiaries; PROVIDED, HOWEVER, that the termination hereunder of the representations and warranties made by 3Com and Sub shall not terminate or limit in any manner whatsoever any rights which OnStream or the OnStream Shareholders or holders of OnStream Options or OnStream Warrants have or may have for knowing and intentional misrepresentation.

    (b) The representations, warranties, covenants and obligations of OnStream, and the rights and remedies that may be exercised by the Indemnitees, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, any of the Indemnitees or any of their Representatives.

    11.2  INDEMNIFICATION BY SHAREHOLDERS.

    (a) From and after the Closing Date (but subject to Section 11.1(a)), the Shareholders of OnStream shall hold harmless and indemnify each of the Indemnitees from and against, and shall compensate and reimburse each of the Indemnitees for, any Damages which are suffered or incurred by any of the Indemnitees or to which any of the Indemnitees may otherwise become subject (regardless of whether or not such Damages relate to any third-party claim) and which arise from or as a result of (i) any inaccuracy in or breach of any representation or warranty set forth in Section 2 hereunder or in any certificate delivered by OnStream in connection with this Agreement, (ii) any breach of any covenant or obligation of OnStream hereunder, or (iii) any Legal Proceeding relating to any inaccuracy, breach or expense of the type referred to in clause "(i)" or "(ii)" above (including any Legal Proceeding commenced by any Indemnitee for the purpose of enforcing any of its rights under this Section 11 if such Indemnitee is the prevailing party in any such Legal Proceeding).

    (b) If the Surviving Corporation suffers, incurs or otherwise becomes subject to any Damages as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation, then (without limiting any of the rights of the Surviving Corporation as an Indemnitee) 3Com shall also be deemed, by virtue of its ownership of the stock of the Surviving Corporation, to have incurred Damages as a result of and in connection with such inaccuracy or breach.

    11.3  THRESHOLD; CEILING; EXCLUSIVITY.

    (a) The Shareholders shall not be required to make any indemnification payment pursuant to Section 11.2(a) or for any other reason or on account of any other provision for any inaccuracy in or breach of any of the representations and warranties set forth in Section 2 hereof or in any certificate delivered by OnStream in connection with this Agreement until such time as the total amount of all Damages (including the Damages arising from such inaccuracy or breach and all other Damages arising from any other inaccuracies in or breaches of any representations or warranties) that have been suffered or incurred by any one or more of the Indemnitees, or to which any one or more of the Indemnitees has or have otherwise become subject, exceeds Two Hundred Fifty Thousand Dollars ($250,000) in the aggregate, and then only to the extent Damages exceed such amount.

    (b) Except with respect to claims based on knowing and intentional misrepresentations of representations and warranties, 3Com and Sub agree on behalf of the Indemnitees that, after the Closing, the sole recourse of the Indemnitees with respect to Damages shall be against the Escrow Fund.

    11.4 SATISFACTION OF INDEMNIFICATION CLAIM. In the event the Shareholders shall have any liability which, in all cases, shall be several and not joint, for indemnification or otherwise to any Indemnitee under this Section 11, satisfaction of such liability shall occur from the shares escrowed pursuant to the Escrow Fund Agreement. In all such cases the value of the 3Com Common Stock to be so delivered shall be determined by dividing (a) the aggregate dollar amount of such liability (the "Aggregate Liability") by (b) the Average Price (as defined in Section 1.2(g) and as adjusted as appropriate to reflect any stock split, reverse stock split, stock dividend, recapitalization or other similar transaction effected by 3Com between the Closing Date and the date such liability is satisfied).

    11.5 NO CONTRIBUTION. The Shareholders acknowledge and agree that they shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against the Surviving Corporation in connection with any indemnification obligation or any other liability to which it may become subject under or in connection with this Agreement or any certificate delivered by OnStream in connection with this Agreement.

    11.6 DEFENSE OF THIRD PARTY CLAIMS. In the event of the assertion or commencement by any Person of any claim or Legal Proceeding (whether against the Surviving Corporation, against 3Com or against any other Person) with respect to which OnStream may become obligated to hold harmless, indemnify, compensate or reimburse any Indemnitee pursuant to this Section 11, the procedure set forth below shall be followed.

        (a) NOTICE. 3Com shall give prompt written notice of the commencement of any such Legal Proceeding against 3Com or the Surviving Corporation for which indemnity may be sought under Section 11 together with a description of such Legal Proceeding and the specific bases upon which such indemnity may be sought consistent with the provisions of this Agreement; PROVIDED, HOWEVER, that any failure on the part of 3Com to so notify OnStream shall not limit any of the obligations of OnStream under this Section 11 (except to the extent such failure materially prejudices the defense of such Legal Proceeding). The Indemnification Period shall be tolled solely with respect to a particular claim for the period beginning on the date the Indemnifying Party receives written notice of that claim until the final resolution of such claim so long as such claim is made within the Indemnification Period.

        (b) DEFENSE OF CLAIM. The Indemnitee shall have the right to be represented by counsel of its choice and to defend or otherwise control the handling of any claim or Legal Proceeding for which indemnity is sought. Notwithstanding the foregoing, the Shareholder Representative may elect on behalf of the OnStream Shareholders (by written notice by the Shareholder Representative to 3Com within thirty (30) days after receipt of written notice under Section 11.6(a)) to assume the defense of or otherwise control the handling of any such claim or Legal Proceeding (other than for matters relating to the intellectual property rights of 3Com (including OnStream), or claims by customers of 3Com) for which indemnity is sought, subject to the limitations provided herein.

        If the Shareholders so elect to assume the defense of any such claim or Legal Proceeding:

        (i) the Shareholders shall proceed to defend such claim or Legal Proceeding in a diligent manner with counsel reasonably satisfactory to the Indemnitee;

        (ii) the Indemnitee shall make available to the Shareholders any documents and materials in the possession of the Indemnitee that may be necessary to the defense of such claim or Legal Proceeding;

       (iii) the Shareholders shall keep the Indemnitee informed of all material developments and events relating to such claim or Legal Proceeding;

        (iv) the Indemnitee shall have the right to participate in the defense of such claim or Legal Proceeding at the Indemnitee's expense; and

        (v) the Shareholders shall have the right to settle, adjust or compromise such claim or Legal Proceeding with the consent of 3Com; PROVIDED, HOWEVER, that 3Com shall not unreasonably withhold such consent.

    If the Shareholders do not (or cannot) elect to assume the defense of any such claim or Legal Proceeding, the Indemnitee may proceed with the defense of such claim or Legal Proceeding on its own. If the Indemnitee so proceeds with the defense of any such claim or Legal Proceeding on its own:

        (vi) all expenses relating to the defense of such claim or Legal Proceeding (whether or not incurred by the Indemnitee) shall be borne and paid exclusively by the Shareholders out of the Escrow Fund, PROVIDED, HOWEVER, that the Shareholders shall not be liable for the costs of more than one counsel on behalf of the Indemnities collectively;

       (vii) the Shareholders shall make available to the Indemnitee any documents and materials in the possession or control of the Shareholders that may be necessary to the defense of such claim or Legal Proceeding except for documents or materials which are sealed by a court order or are subject to a nondisclosure agreement prohibiting disclosure by the Shareholders;

      (viii) the Indemnitee shall keep the Shareholders informed of all material developments and events relating to such claim or Legal Proceeding; and

        (ix) the Indemnitee shall have the right to settle, adjust or compromise such claim or Legal Proceeding with the consent of the Shareholders; PROVIDED, HOWEVER, that the Shareholders shall not unreasonably withhold such consent.

    11.7 EXERCISE OF REMEDIES BY INDEMNITEES OTHER THAN 3COM. No Indemnitee (other than 3Com or any successor thereto or assignee thereof) shall be permitted to assert any indemnification claim or exercise any other remedy under this Agreement unless 3Com (or any successor thereto or assign thereof) shall have consented to the assertion of such indemnification claim or the exercise of such other remedy.

    11.8 ESCROW FUND. As soon as practicable after the Effective Date, the Escrow Shares shall be registered in the name of, and be deposited with State Street Bank and Trust Company, an institution selected by 3Com with the reasonable consent of OnStream as escrow agent (the "Escrow Agent"), such deposit to constitute the Escrow Fund and to be governed by the terms set forth herein and in the Escrow Fund Agreement attached hereto as EXHIBIT C.

    11.9 ESCROW PERIOD. The Escrow Period shall terminate upon the termination of the Indemnification Period.

    11.10  SHAREHOLDER REPRESENTATIVE; APPROVAL OF SHAREHOLDERS.

    (a) Mr. James Mongiello shall be constituted and appointed as agent ("Shareholder Representative") for and on behalf of the OnStream shareholders to give and receive notices and communications, to authorize delivery to 3Com of the Escrow Shares or other property from the Escrow Fund in satisfaction of claims by 3Com, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Shareholder Representative for the accomplishment of the foregoing. Such agency may be changed by the holders of a majority in interest of the Escrow Fund from time to time upon not less than ten (10) business days' prior written notice to 3Com. No bond shall be required of the Shareholder Representative, and the Shareholder Representative shall receive no compensation for his services. Notices or communications to or from the Shareholder Representative shall constitute notice to or from each of the OnStream shareholders.

    (b) The Shareholder Representative shall not be liable for any act done or omitted hereunder as Shareholder Representative while acting in good faith and not in a manner constituting gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The OnStream shareholders shall severally indemnify the Shareholder Representative and hold him harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Shareholder Representative and arising out of or in connection with the acceptance or administration of his duties hereunder.

    (c) The approval by the Shareholders of the Merger shall be deemed to be approval of the terms of the provisions of this Section 11, including the appointment of the Shareholder Representative and the approval of the Escrow Fund Agreement and of the Shareholder Representative's actions in executing the Escrow Fund Agreement.

    11.11 RESOLUTION OF CLAIMS MADE BY 3COM. In the event of the assertion or commencement by 3Com of any claim with respect to which OnStream may become obligated to hold harmless, indemnify, compensate or reimburse any Indemnitee pursuant to this Section 11, the matter shall be resolved as provided in the Escrow Fund Agreement.

                                   EXHIBIT D

                   CHAPTER 13 OF THE GENERAL CORPORATIONS LAW
                           OF THE STATE OF CALIFORNIA

                          CALIFORNIA CORPORATIONS CODE

                                   CHAPTER 13
                               DISSENTERS' RIGHTS

                                   EXHIBIT D

                   CHAPTER 13 OF THE GENERAL CORPORATIONS LAW
                           OF THE STATE OF CALIFORNIA

                          CALIFORNIA CORPORATIONS CODE

                                   CHAPTER 13
                               DISSENTERS' RIGHTS

SECTION1300. RIGHT TO REQUIRE PURCHASE--"DISSENTING SHARES" AND "DISSENTING
  SHAREHOLDER" DEFINED.

    (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision
(e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split or share dividend which becomes effective thereafter.

    (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

        (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or
    (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; PROVIDED, HOWEVER, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

        (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or
    (B) of paragraph (1) (without regard to the provisions in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; PROVIDED, HOWEVER, that subparagraph
    (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

        (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

        (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

    (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record. LEG.H. 1975 ch. 682, 1976 ch. 641, effective January 1,1977, 1982 ch. 36, effective February 17, 1982, 1990 ch. 1018, 1993 ch. 543.

    1993 NOTE: Nothing in this act shall be construed to modify or alter the prohibition contained in Sections 15503 and 15616 of the Corporations Code or
Section 1648 of the Insurance Code, or modify or alter any similar prohibition relating to the operation of a business in limited partnership form. Stats. 1993 ch. 543 24.

    Nothing in this act shall be construed to modify or impair any rights of limited partners under the Thompson-Killea Limited Partners Protection Act of 1992 (Chapter 1183 of the Statutes of 1992). Stats. 1993 ch. 543 25.

SECTION1301. DEMAND FOR PURCHASE.

    (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and
(4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

    (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

    (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price. LEG.H. 1975 ch. 682, 1976 ch. 641, effective January 1, 1977, 1980 chs. 501, 1155.

SECTION1302. ENDORSEMENT OF SHARES.

    Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares. LEG.H. 1975 ch. 682, effective January 1, 1977, 1986 ch. 766.

SECTION1303. AGREED PRICE--TIME FOR PAYMENT.

    (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

    (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement. LEG.H. 1975 ch. 682, effective January 1, 1977, 1980 ch. 501, 1986 ch. 766.

SECTION1304. DISSENTER'S ACTION TO ENFORCE PAYMENT.

    (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

    (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

    (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares. LEG.H. 1975 ch. 682, effective January 1, 1977.

SECTION1305. APPRAISERS' REPORT--PAYMENT--COSTS.

    (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

    (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

    (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

    (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

    (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section
1301). LEG.H. 1975 ch. 682, 1976 ch. 641, effective January 1, 1977, 1977 ch.
235, 1986 ch. 766.

SECTION1306. DISSENTING SHAREHOLDER'S STATUS AS CREDITOR.

    To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5. LEG.H. 1975 ch. 682, effective January 1, 1977.

SECTION1307. DIVIDENDS PAID AS CREDIT AGAINST PAYMENT.

    Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor. LEG.H. 1975 ch. 682, effective January 1, 1977.

SECTION1308. CONTINUING RIGHTS AND PRIVILEGES OF DISSENTING SHAREHOLDERS.

    Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto. LEG.H. 1975 ch. 682, effective January 1, 1977.

SECTION1309. TERMINATION OF DISSENTING SHAREHOLDER STATUS.

    Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

        (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

        (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

        (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision
    (i) of Section 1110 was mailed to the shareholder.

        (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares. LEG.H. 1975 ch. 682, effective January 1,1977.

SECTION1310. SUSPENSION OF PROCEEDINGS FOR PAYMENT PENDING LITIGATION.

    If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under
Section 1304 and 1305 shall be suspended until final determination of such litigation. LEG.H. 1975 ch. 682, effective January 1, 1977.

SECTION1311. EXEMPT SHARES.

    This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger. LEG.H. 1975 ch. 682, effective January 1, 1977, 1988 ch. 919.

SECTION1312. ATTACKING VALIDITY OF REORGANIZATION OR MERGER.

    (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

    (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter, but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

    (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled. LEG.H. 1975 ch. 682, 1976 ch. 641, effective January 1, 1977, 1988 ch. 919.

                                   EXHIBIT E

                           OPINION OF COUNSEL TO 3COM

                                   EXHIBIT E

                       FORM OF OPINION OF COUNSEL TO 3COM

                                October   , 1996

To the Board of Directors of
OnStream Networks, Inc.
3393 Octavius Drive
Santa Clara, CA 95054
Attention: President

To the Board of Directors of OnStream Networks, Inc.:

    We have acted as counsel to 3Com Corporation, a California corporation ("3Com"), in connection with the merger (the "Merger") of OnStream Acquisition Corporation, a California corporation and a wholly-owned subsidiary of 3Com ("Sub"), with and into OnStream Networks, Inc., a California corporation ("OnStream"), pursuant to that certain Agreement and Plan of Reorganization dated as of October 5, 1996 by and among 3Com, Sub and OnStream (the "Reorganization Agreement"). This opinion (this "Opinion") is furnished to you pursuant to Section 8.4 of the Reorganization Agreement. Unless otherwise defined herein, the capitalized terms used in this opinion have the meaning ascribed to them in the Reorganization Agreement.

    We have acted as counsel for 3Com and Sub in connection with the negotiation of the Reorganization Agreement and the effectuation of the Merger. As such counsel, we have made such legal and factual examinations and inquiries as we have deemed advisable or necessary for the purposes of rendering this Opinion. In addition, we have examined originals or copies of documents, corporate records and other writings which we consider relevant for the purposes of this Opinion. In such examination, we have assumed the genuineness of all signatures on original documents, the conformity to original documents of all copies submitted to us and the due execution and delivery of all documents by any party other than 3Com and Sub where due execution and delivery are a prerequisite to the effectiveness thereof.

    As used in this Opinion, the expression "to our knowledge" or "known to us" with reference to matters of fact means that, after an examination of documents made available to us by 3Com and Sub, and after inquiries of officers of 3Com and Sub, but without any further independent factual investigation, we find no reason to believe that the opinions expressed herein are factually incorrect. Further, the expression "to our knowledge" with reference to matters of fact refers to the current actual knowledge of the attorneys of this firm who have worked on matters for 3Com and Sub (i) in connection with the Reorganization Agreement and the transactions (including the Registration Statement and the HSR application) contemplated therein and (ii) in connection with the preparation of 3Com's periodic disclosure documents described in Section 3.5 of the Reorganization Agreement. Except to the extent expressly set forth herein, we have not undertaken any independent investigation to determine the existence or absence of any fact, and no inference as to our knowledge of the existence or absence of any fact should be drawn from our representation of 3Com and Sub or the rendering of the opinions set forth below.

    For purposes of this Opinion, we are assuming that you have all requisite power and authority, and have taken any and all necessary corporate action, to execute and deliver the Reorganization Agreement and each of the Transaction Documents to which you are a party, and we assume that the representations and warranties made by you in the Reorganization Agreement and pursuant thereto are true and correct. We are also assuming that the OnStream shareholders have purchased their shares of OnStream capital stock for value, in good faith and without notice of any adverse claim within the meaning of the Uniform Commercial Code.

    The opinions hereinafter expressed are subject to the following qualifications:

        A. We express no opinion as to the effect of rules of law governing specific performance, injunctive relief or other equitable remedies (regardless of whether any such remedy is considered in a proceeding at law or in equity);

        B. We express no opinion as to the effect of (i) applicable bankruptcy, insolvency, the relief of debtors, reorganization, moratorium and other similar federal or state laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies;

        C. We express no opinion as to compliance with the anti-fraud provisions of state and federal laws, rules and regulations concerning the issuance of securities.

        D. We are members of the Bar of the State of California and we are not expressing any opinion as to any matter relating to laws of any jurisdiction other than the laws of the United States of America and the laws of the State of California.

    Based upon and subject to the foregoing, and as except as set forth in the Reorganization Agreement, we are of the opinion that:

        1. Each of 3Com and Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of California. Each of 3Com and Sub has all requisite power and authority to own, operate and lease their respective properties and to carry on their respective businesses as now being conducted.

        2. The issuance of the shares (the "Shares") of 3Com Common Stock to be issued and delivered to the shareholders of OnStream in exchange for shares of OnStream Capital Stock, will, when issued in accordance with the terms of the Reorganization Agreement, be validly issued, fully paid and nonassessable and free of liens, encumbrances or preemptive or similar rights contained in the Articles of Incorporation or Bylaws of 3Com other than pursuant to the 3Com Rights Plan. The shares of 3Com Common Stock which will be issuable upon exercise of the OnStream Options and Onstream Warrants to be assumed by 3Com in accordance with the Reorganization Agreement have been duly reserved and authorized for issuance upon exercise of such options and such warrants and, when issued in accordance with the respective terms of such options and such warrants, such shares will be duly authorized and validly issued, fully paid and nonassessable. Assuming the OnStream Options and Warrants to be assumed by 3Com in the Merger were valid and binding obligations of OnStream prior to the assumption thereof and assuming the consummation of the Merger will not cancel or invalidate the respective terms of such options and such warrants, such options and such warrants will represent valid and binding obligations of 3Com when assumed by 3Com in accordance with the terms of the Reorganization Agreement subject to (i) laws of general application relating to bankruptcy, insolvency, and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

        3. Each of 3Com and Sub has all requisite corporate power and authority to enter into the Reorganization Agreement and the Transaction Documents to which it is a party, to perform its obligations thereunder and to consummate the transactions contemplated therein. The execution and delivery of the Reorganization Agreement and the Transaction Documents, the performance by each of 3Com and Sub of its respective obligations thereunder and the consummation of the transactions contemplated therein have been duly and validly authorized by all necessary corporate action on the part of 3Com and Sub, and have been approved by the respective boards of directors of 3Com and

    Sub and 3Com as the sole shareholder of Sub. No other corporate proceeding on the part of either 3Com and Sub is necessary to authorize the Reorganization Agreement or any of the Transaction Documents to which it is a party or the performance of 3Com's and Sub's obligations thereunder or the consummation of the transactions contemplated therein. The Reorganization Agreement has, and the Transaction Documents have (to the extent that each of 3Com and Sub are a party thereto), been duly executed and delivered by 3Com and Sub and, assuming due execution and delivery by OnStream, constitute the legal, valid and binding obligations of 3Com and Sub enforceable against 3Com and Sub in accordance with its terms.

        4. The Registration Statement has become effective under the Securities Act and, to the best of our knowledge, no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for that purpose have been instituted or are pending or contemplated by the SEC.

        5. The 3Com Common Stock to be issued to the shareholders of OnStream has either been registered or is exempt from registration in each state where a shareholder of record of OnStream resides as listed in the OnStream Shareholder List.

        6. To our knowledge, there is no action, suit, proceeding, claim or investigation pending or threatened against 3Com and Sub which challenges or seeks to prevent, enjoin, alter or materially delay any of the transactions contemplated in the Reorganization Agreement or any of the Transaction Documents.

        7. Upon completion of the filing of the Merger Agreement and certification of the completion of such filing by the Office of the Secretary of State of the State of California on and as of such date, Sub shall be merged with and into OnStream effective as of the date of such filing, assuming all necessary corporate action by or on the part of OnStream has been duly or validly taken.

    This opinion is solely for your benefit and is not to be made available to or relied upon by any other person without our express prior written consent.

                                          Very truly yours,

                                          GRAY CARY WARE & FREIDENRICH
                                          A Professional Corporation

                                   EXHIBIT F

                         OPINION OF COUNSEL TO ONSTREAM

                                   EXHIBIT F

                                                     , 1996

3Com Corporation
5400 Bay Front Plaza
P.O. Box 58145
Santa Clara, CA 95052-8145

Ladies and Gentlemen:

    We have acted as counsel for OnStream Networks, Inc., a California corporation (the "Company"), in connection with the negotiation and execution of the Agreement and Plan of Reorganization among 3Com Corporation ("3Com"), OnStream Acquisition Corporation, a California corporation and wholly owned subsidiary of 3Com ("Sub"), and the Company dated October 5, 1996 (the
"Reorganization Agreement"), that certain Agreement of Merger dated            ,
1996 (the "Merger Agreement") and the Escrow Agreement dated            , 1996.
This opinion is given to you in compliance with Section 9.6 of the Reorganization Agreement. The Reorganization Agreement and the Agreement of Merger are referred to herein collectively as the "Agreements." Unless defined herein, capitalized terms have the meaning given them in the Agreements.

    In rendering this opinion, we have made such legal and factual examinations and inquiries as we have deemed advisable or necessary for the purpose of rendering this opinion. In addition, we have examined originals or copies of documents, corporate records and other writings which we consider relevant for the purposes of this opinion. In such examination we have assumed the genuineness of all signatures on original documents, the conformity to original documents of all copies submitted to us and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof. In making our examination of documents executed by entities or persons other than the Company, we have assumed that each other entity or person had the power to enter into and perform all its obligations thereunder and we also have assumed the due authorization by each such other entity or person of all requisite actions and the due execution and delivery of such documents by each such other entity or person.

    Whenever our opinion herein with respect to the existence or absence of facts is indicated to be based on our knowledge or belief, it is intended to signify that in the course of our representation of the Company in connection with the transactions referred to in the first paragraph hereof, no information has come to the attention of Elias J. Blawie, Laura A. Gordon, Sanjay K. Khare or Mitchell S. Zuklie that would give them actual knowledge of the existence or absence of such facts. We have not undertaken any independent investigation to determine the existence or absence of such facts, and no inference as to our knowledge of the existence or absence of such facts should be drawn from the fact of our representation of the Company.

    In rendering the opinion set forth in paragraph 1 below, (a) in order to determine in which states qualification is appropriate, we have assumed that qualification may be required only in those states in which the Company owns or leases real property, maintains offices or has employees, and we have relied on the Company's listing of those states in the Management Certificate of even date herewith, executed by James Mongiello, President of the Company (the "Management Certificate"), and (b) as to the qualification and good standing of the Company in the states so identified in such Management Certificate, we have relied exclusively on certificates of public officials, although we have not obtained tax good standing certificates (other than a California franchise tax certificate for the Company) and no opinion is provided with respect to tax good standing (other than with respect to the Company in California).

    In rendering the opinion set forth in paragraph 2 below, relating to the fully paid status of all of the OnStream Securities, we have relied without independent verification on the Management Certificate to the effect that the Company has received the consideration approved by the Board of Directors for all of the issued shares of capital stock of the Company.

    The opinions hereinafter expressed are subject to the following further qualifications:

        (i) Our opinions are qualified by the effect of bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws relating to or affecting the rights of creditors generally, including, without limitation, laws relating to fraudulent transfers or conveyances, preferences and equitable subordination;

        (ii) Our opinions are qualified by the limitations imposed by general principles of equity upon the availability of equitable remedies or the enforcement of provisions of the Agreements and the effect of judicial decisions which have held that certain provisions are unenforceable when their enforcement would violate the implied covenant of good faith and fair dealing, or would be commercially unreasonable, or where their breach is not material;

       (iii) Our opinions are qualified by the enforceability of provisions of the Agreements providing that rights or remedies are not exclusive, that every right or remedy is cumulative, or that the election of a particular remedy or remedies does not preclude recourse to one or more other remedies;

        (iv) We express no opinion as to compliance with applicable antifraud provisions of federal or state securities laws, rules and regulations; and

        (v) We express no opinion as to the indemnification provisions contained in Section 11.2 of the Reorganization Agreement insofar as the enforceability thereof may be limited by principles of public policy.

    Based upon and subject to the foregoing, except as set forth in the Reorganization Agreement and on the OnStream Disclosure Schedule delivered pursuant to the Reorganization Agreement, we are of the opinion that:

        1. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has all requisite corporate power and authority to carry on its business as it is now being conducted. The Company is duly qualified or licensed to do business and in good standing in each jurisdiction in which the nature of its business or properties makes such qualification or licensing necessary, except where the failure to be so qualified would not have a Material Adverse Effect on the Company's business.

    *** FOLLOWING OPINION TO BE UPDATED AS NECESSARY TO REFLECT OPTION GRANT, OPTION EXERCISE, OPTION *** CANCELLATION AND WARRANT EXERCISE ACTIVITY PRIOR TO CLOSING

    2.  The capitalization of the Company is as follows:

        (a) PREFERRED STOCK. The Company is authorized to issue 11,298,600 shares of Preferred Stock, of which: (i) 1,750,000 shares have been designated Series A Preferred Stock, 1,715,000 of which are issued and outstanding prior to giving effect to any conversion of such shares into Common Stock immediately prior to the Closing, (ii) 2,100,000 shares have been designated Series B Preferred Stock, 2,049,443 of which are issued and outstanding prior to giving effect to any conversion of such shares into Common Stock immediately prior to the Closing, (iii) 2,701,268 shares have been designated Series C Preferred Stock, 2,675,602 of which are issued and outstanding prior to giving effect to any conversion of such shares into Common Stock immediately prior to the Closing, (iv) 2,916,667 shares have been designated Series D Preferred Stock, 2,916,666 of which are issued and outstanding prior to giving effect to any conversion of such shares into Common Stock immediately prior to the Closing and (v) 1,830,665 shares have been designated Series E Preferred Stock, all of which are issued and outstanding prior to giving effect to any conversion of such shares into Common Stock immediately prior to the Closing. All such shares of issued and outstanding Preferred Stock have been duly authorized and validly issued, are nonassessable and fully paid.

        (b) COMMON STOCK. The Company is authorized to issue 20,000,000 shares of Common Stock, 3,017,205 of which are issued and outstanding prior to giving effect to any conversion of shares of Preferred Stock into Common Stock referred to in the preceding paragraph immediately prior to the Closing. All such shares of Common Stock have been duly authorized and validly issued, are nonassessable and fully paid.

        (c) OTHER SECURITIES. Except for (i) the conversion privileges of the outstanding Preferred Stock, (ii) warrants to purchase 25,000 shares of Series A Preferred Stock, 20,429 shares of Series B Preferred Stock and 25,666 shares of Series C Preferred Stock, (iii) outstanding options to purchase 1,920,245 shares of Common Stock pursuant to the Company's 1990 Stock Option Plan, (iv) the agreements referred to in Section 2.2(c) of the OnStream Disclosure Schedule, and (v) the right of first offer set forth in the Series E Preferred Stock Purchase Agreement dated January 22, 1996, to our knowledge, there are no preemptive rights, options, warrants, conversion privileges or other rights (or agreements for any such rights) outstanding to purchase or otherwise obtain from the Company any of the OnStream Capital Stock.

        3. The Company has the corporate power and authority to enter into the Agreements and to carry out its obligations thereunder. The execution and delivery of the Agreements and the consummation of the transactions contemplated therein have been duly authorized by the board of directors of the Company and approved by the shareholders of the Company, and no other corporate proceedings are necessary to authorize the Agreements.

        4. Each of the Agreements has been duly executed and delivered by the Company and, assuming due execution and delivery thereof by the other parties thereto, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights, and subject to general equity principles and to limitations on availability of equitable relief, including specific performance.

        5. The execution and delivery of each of the Agreements by the Company and the performance by the Company of its obligations as set forth therein (including the consummation of the Merger), do not: (a) conflict with, violate or breach any provision of the Company's Articles of Incorporation or Bylaws, each as amended to date, or (b) violate or contravene: (i) any order, writ, judgment, injunction, decree or determination of award known to us which has been entered against the Company or (ii) any statute, rule or regulation of any Governmental Body applicable to the Company.

        6. To our knowledge, there is no action, suit, proceeding, claim or investigation pending or threatened against the Company which challenges or seeks to prevent, enjoin, alter or materially delay any of the transactions contemplated in the Agreements or to prevent or enjoin the enforcement of the Noncompetition Agreements.

        7. Except for (i) the filing of the Merger Agreement and any required officers' certificates with the Secretary of State of the State of California and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) filings under applicable securities laws and (iii) such other consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the laws of any foreign country in which the Company or any of its subsidiaries conducts any business or owns any property or assets, no consent of any Governmental Body is required to be obtained by the Company to permit the transactions contemplated by the Agreements and continue the business activities of the Company as previously conducted by the Company.

        8. Upon completion of the filing of the Merger Agreement with, and certification of the completion of such filing by, the office of the Secretary of State of the State of California on and as of such date, Sub shall be merged with and into the Company effective as of the date of such filing, assuming all necessary corporate action by or on the part of 3Com and Sub has been duly or validly taken.

    We express no opinion as to matters governed by any laws other than the laws of the State of California and the federal law of the United States of America. We express no opinion as to whether the laws of any particular jurisdiction apply, and no opinion to the extent that the laws of any jurisdiction other than those identified above are applicable to the Agreements or the transactions contemplated thereby.

    This opinion is furnished to you pursuant to Section 9.6 of the Reorganization Agreement and is solely for your benefit and may not be relied on by, nor may copies be delivered to, any other person without our prior written consent. We assume no obligation to inform you of any facts, circumstances, events or changes in the law that may hereafter be brought to our attention that may alter, affect or modify the opinions expressed herein.

                                          Sincerely,

                                          VENTURE LAW GROUP,
                                          A Professional Corporation

EJB

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 317 of the California Corporations Code authorizes a corporation to indemnify its directors, officers, employees or other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses incurred) under certain circumstances for liabilities arising under the Securities Act of 1933, as amended. Registrant's Articles of Incorporation, as amended, and Bylaws, as amended, provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the California Corporations Code. In addition, with the approval of the Board of Directors and the shareholders, Registrant has entered into separate indemnification agreements with its directors and officers which require 3Com, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature) and to obtain directors' and officers' insurance, if available on reasonable terms.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a)  Exhibits

 EXHIBIT
 NUMBER                                                  DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------
     2.1   Agreement and Plan of Reorganization, dated October 5, 1996, by and among 3Com, OnStream Acquisition
            Corporation and OnStream Networks, Inc. (included as Annex A)
     3.1   Amended and Restated Articles of Incorporation (Exhibit 19.1 to Form 10-Q) (6)
     3.2   Certificate of Amendment of the Amended and Restated Articles of Incorporation (Exhibit 3.2 to Form
            10-K) (15)
     3.3   Bylaws, as amended and restated (Exhibit 3.2 to Form 10-K) (10)
     3.4   Certificate of Amendment of the Amended and Restated Articles of Incorporation (Exhibit 4.1 to Form S-8)
            (23)
     4.1   Reference is made to Exhibit 3.1 (Exhibit 4.1 to Form 10-K) (15)
     5.1   Opinion of Gray Cary Ware & Freidenrich
     8.1   Opinion of Venture Law Group as to Tax Matters
    10.1   1983 Stock Option Plan, as amended (Exhibit 10.1 to Form 10-K) (7)
    10.2   Amended and Restated Incentive Stock Option Plan (4)
    10.3   License Agreement dated March 19, 1981 (1)
    10.4   First Amended and Restated 1984 Employee Stock Purchase Plan, as amended (Exhibit 19.1 to Form 10-Q) (8)
    10.5   Second Amended and Restated 1984 Employee Stock Purchase Plan, as amended (Exhibit 10.5 to Form 10-Q)
            (24)
    10.6   License Agreement dated as of June 1, 1986 (Exhibit 10.16 to Form 10-K) (3)
    10.7   3Com Corporation Director Stock Option Plan, as amended (Exhibit 19.3 to Form 10-Q) (8)
    10.8   Amended 3Com Corporation Director Stock Option Plan (Exhibit 10.4 to Form 10-Q) (24)
    10.9   Bridge Communications, Inc. 1983 Stock Option Plan, as amended (Exhibit 4.7 to Form S-8) (2)
    10.10  3Com Headquarters Lease dated December 1, 1988, as amended (Exhibit 10.14 to Form 10-K) (7)
    10.11  Ground Lease dated July 5, 1989 (Exhibit 10.19 to Form 10-K) (5)
    10.12  Sublease Agreement dated February 9, 1989 (Exhibit 10.20 to Form 10-K) (5)
    10.13  Credit Agreement dated April 21, 1993 (Exhibit 10.11 to Form 10-K) (9)
    10.14  Amendment to Credit Agreement (Exhibit 10.20 to Form 10-Q) (14)
    10.15  Second Amended and Restated 1984 Employee Stock Purchase Plan, as amended (Exhibit 10.5 to Form 10-Q)
            (24)

 EXHIBIT
 NUMBER                                                  DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------
    10.16  3Com Corporation Restricted Stock Plan dated July 9, 1991 (Exhibit 19.2 to Form 10-Q) (8)
    10.17  Amended 3Com Corporation Restricted Stock Plan (Exhibit 10.17 to Form 10-Q) (24)
    10.18  Agreement and Plan of Merger dated December 16, 1992 (Exhibit 3 to Form 8-K) (13)
    10.18  Form of Escrow and Indemnification Agreement for Directors and Officers (Exhibit 10.15 to Form 10-Q)
            (11)
    10.19  Agreement and Plan of Reorganization dated December 16, 1993 among 3Com Corporation, 3Sub Corporation and Synernetics, Inc. (Exhibit 7.1 to Form 8-K) (12)
    10.20  Side Agreement Regarding Agreement and Plan of Reorganization dated January 14, 1993 among 3Com
            Corporation, 3Sub Corporation and Synernetics, Inc. (Exhibit 7.2 to Form 8-K) (12)
    10.21  Agreement and Plan of Reorganization dated January 18, 1994 (Exhibit 7.2 to Form 8-K) (13)
    10.22  Indemnification and Escrow Agreement dated February 2, 1994 (Exhibit 7.3 to Form 8-K) (13)
    10.23  1994 Stock Option Plan (Exhibit 10.22 to Form 10-K) (15)
    10.24  Lease Agreement between BNP Leasing Corporation, as Landlord, and 3Com Corporation, as Tenant, effective as of July 14, 1994 (Exhibit 10.23 to Form 10-Q) (16)
    10.25  Second Amendment to Lease Agreement between BNP Leasing Corporation and 3Com Corporation, dated February
            1, 1996 (Exhibit 10.27 to Form 10-K) (25)
    10.26  Purchase Agreement between BNP Leasing Corporation and 3Com Corporation, dated July 14, 1994 (Exhibit
            10.24 to Form 10-Q) (16)
    10.27  First Amendment to Purchase Agreement between BNP Leasing Corporation and 3Com Corporation, dated
            February 1, 1996 (Exhibit 10.28 to Form 10-K) (27)
    10.28  Asset Purchase Agreement dated September 18, 1994 (Exhibit 7.1 to Form 8-K) (17)
    10.29  First Amendment to Asset Purchase Agreement dated October 17, 1994 (Exhibit 7.2 to Form 8-K) (17)
    10.30  Acquisition and Exchange Agreement dated March 22, 1995 among 3Com Corporation and Shareholders of Sonix
            Communications Limited (Exhibit 7.1 to Form 8-K) (20)
    10.31  Agreement and Plan of Reorganization, dated March 21, 1995, by and among 3Com Corporation, Anuinui
            Acquisition Corporation and Primary Access Corporation (Appendix A to prospectus included in Form S-4)
            (21)
    10.32  Amendment to Agreement and Plan of Reorganization, dated May 30, 1995 by and among 3Com Corporation,
            Anuinui Acquisition Corporation and Primary Access Corporation (Appendix A-1 to prospectus included in
            Form S-4) (21)
    10.33  Escrow Agreement, dated June 9, 1995 by and among 3Com Corporation, The First National Bank of Boston and Tench Coxe, Kathryn C. Gould and William R. Stensrud as Shareholders' Agents (Exhibit 10.27 to Form
            S-4) (21)
    10.34  Agreement and Plan of Merger dated as of July 26, 1995 among 3Com Corporation, Chipcom Acquisition
            Corporation and Chipcom Corporation (Exhibit 2.1 to Form S-4) (22)
    21.1   Subsidiaries of the Registrant
    23.1   Deloitte & Touche LLP Consent and Report on Schedule
    23.2   Independent Auditors' Report on Schedule and Consent
    23.3   Consent of Independent Accountants
    23.4   Consent of Deloitte & Touche LLP
    23.5   Consent of Gray Cary Ware & Freidenrich (included in Exhibit 5.1)
    23.6   Consent of Venture Law Group (included in Exhibit 8.1)
    24.1   Power of Attorney (included on page II-6)
    99.1   Other exhibits including all exhibits incorporated by reference

------------------------

 (1) Incorporated by reference to the corresponding Exhibit previously filed as an Exhibit to 3Com's Registration Statement on Form S-1 filed January 25, 1984 (File No. 2-89045).

 (2) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Registration Statement on Form S-8 filed October 13, 1987 (File No. 33-17848)

 (3) Incorporated by reference to the corresponding Exhibit or the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 10-K filed August 29, 1987 (File No. 0-12867)

 (4) Incorporated by reference to Exhibit 10.2 to Registrant's Registration Statement on Form S-4 filed on August 31, 1987 (File No. 33-16850)

 (5) Incorporated by reference to the corresponding Exhibit or the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 10-K filed on August 28, 1989 (File No. 0-12867)

 (6) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 10-Q filed on January 2, 1991 (File No. 0-12867)

 (7) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 10-K filed on August 27, 1991 (File No. 0-12867)

 (8) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 10-Q filed on January 10, 1992 (File No. 0-12867)

 (9) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 10-K filed on August 27, 1993 (File No. 0-12867)

(10) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Registration Statement on Form S-8 filed on November 24, 1993 (File No. 33-72158)

(11) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 10-Q filed January 14, 1994 (File No. 0-12867)

(12) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 8-K filed on January 31, 1994 (File No. 0-12867)

(13) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 8-K filed on February 11, 1994 (File No. 0-12867)

(14) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 10-Q filed on April 13, 1994 (File No. 0-12867)

(15) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 10-K filed on August 31, 1994 (File No. 0-12867)

(16) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 10-Q filed on October 16, 1994 (File No. 0-12867)

(17) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 8-K filed on November 11, 1994 (File No. 0-12867)

(18) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 8-K filed on November 16, 1994 (File No. 0-12867)

(19) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 10-Q filed on January 13, 1995 (File No. 0-12867)

(20) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 8-K filed on May 16, 1995 (File No. 0-12867)

(21) Incorporated by reference to the Exhibit or other item identified in parentheses previously filed as an Exhibit to or included in Registrant's Registration Statement on Form S-4 originally filed on March 23, 1995 (File No. 35-58203)

(22) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Registration Statement on Form S-4, originally filed on August 31, 1995 (File No. 33-62297)

(23) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Registration Statement on Form S-8, filed on October 19, 1995 (File No. 33-63547)

(24) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Registration Statement on Form 10-Q, filed on January 15, 1996 (File No. 0-12867)

(25) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Registration Statement on Form 10-Q, filed on April 12, 1996 (File No. 0-12867)

(b) Financial Statement Schedule

    The following schedule of 3Com for the three fiscal years ended May 31, 1996, 1995 and 1994 are included in this Registration Statement on Form S-4. All other schedules have been omitted because they are not applicable, or because the required information required is shown in the consolidated financial statements or notes thereto.

    Schedule II--Valuation and Qualifying Accounts.

ITEM 22. UNDERTAKINGS

    (1) 3Com hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), 3Com undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

    (2) 3Com undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) 3Com hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus/Consent Solicitation Statement pursuant to Items 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

    (4) 3Com hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

    (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of 3Com pursuant to the foregoing provisions, or otherwise, 3Com has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by 3Com of expenses incurred or paid by a director, officer or controlling person of 3Com in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, 3Com will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, 3Com Corporation has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Santa Clara, State of California, on the 11th day of October, 1996.

                                3COM CORPORATION

                                By:             /s/ ERIC A. BENHAMOU
                                     -----------------------------------------
                                                  Eric A. Benhamou
                                              CHAIRMAN, PRESIDENT AND
                                              CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    Each of the officers and directors of 3Com Corporation whose signature appears below hereby constitutes and appoints Eric A. Benhamou and Christopher
B. Paisley, and each of them, their true and lawful attorneys and agents, with full power of substitution, each with power to act alone, to sign and execute on behalf of the undersigned any amendment or amendments to this Registration Statement on Form S-4 and to perform any acts necessary in order to file such amendments, and each of the undersigned does hereby ratify and confirm all that said attorneys and agents, or their or his substitutes, shall do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on the 11th day of October, 1996.

          SIGNATURE                       TITLE
------------------------------  --------------------------

                                Chairman of the Board,
     /s/ ERIC A. BENHAMOU         President, and Chief
------------------------------    Executive Officer
       Eric A. Benhamou           (Principal Executive
                                  Officer)

                                Senior Vice President,
  /s/ CHRISTOPHER B. PAISLEY      Finance and Chief
------------------------------    Financial Officer
    Christopher B. Paisley        (Principal Financial and
                                  Accounting Officer)

    /s/ JAMES L. BARKSDALE
------------------------------  Director
      James L. Barksdale

    /s/ GORDON A. CAMPBELL
------------------------------  Director
      Gordon A. Campbell

------------------------------  Director
       David W. Dorman

    /s/ JEAN-LOUIS GASSEE
------------------------------  Director
      Jean-Louis Gassee

    /s/ STEPHEN C. JOHNSON
------------------------------  Director
      Stephen C. Johnson

     /s/ PHILIP C. KANTZ
------------------------------  Director
       Philip C. Kantz

    /s/ WILLIAM F. ZUENDT
------------------------------  Director
      William F. Zuendt

                                                                     SCHEDULE II

                                3COM CORPORATION
                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                FOR THE YEARS ENDED MAY 31, 1994, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

                                                   ADDITIONS       RECLASSIFICATIONS
                                   BALANCE AT      CHARGED TO         AND CHARGES                          POOLED        BALANCE AT
                                   BEGINNING       COSTS AND           TO OTHER                           BUSINESS-        END OF
DESCRIPTION                        OF PERIOD        EXPENSES           ACCOUNTS           DEDUCTIONS         NET           PERIOD
------------------------------     ----------      ----------      -----------------      ----------      ---------      ----------
Year ended May 31, 1994:
Allowance for doubtful
  accounts....................      $ 7,821         $ 5,176             $  168(5)          $ 1,035(3)      $    --        $12,130
Product return reserve........        4,654           3,234                 --               1,949              --          5,939
Accrued product warranty......       11,518          13,162                863(5)           10,527              --         15,016
Restructuring reserves:
  Inventory reserve...........        1,699              --                 --                 774              --            925
  Property and equipment
    reserve...................           93              --                 --                  --              --             93
  Accrued restructuring
    costs.....................        4,057              --                 --               1,321              --          2,736
                                   ----------      ----------           ------            ----------      ---------      ----------
    Total restructuring
      reserves................        5,849              --                 --               2,095              --          3,754
                                   ----------      ----------           ------            ----------      ---------      ----------
Year ended May 31, 1995:
Allowance for doubtful
  accounts....................      $12,130         $ 7,113             $1,214(5)          $   409(3)      $   (26)(1)    $20,022
Product return reserve........        5,939          13,306                430(5)            7,682              --         11,993
Accrued product warranty......       15,016          23,014                185(5)           15,674             215(1)      22,756
Restructuring reserves:
  Inventory reserve...........          925              --                 --                 925              --             --
  Property and equipment
    reserve...................           93             (93)(4)             --                  --              --             --
  Accrued restructuring
    costs.....................        2,736          (1,007)(4)             --               1,729              --             --
                                   ----------      ----------           ------            ----------      ---------      ----------
    Total restructuring
      reserves................        3,754          (1,100)                --               2,654              --             --
                                   ----------      ----------           ------            ----------      ---------      ----------
Year ended May 31, 1996:
Allowance for doubtful
  accounts....................      $20,022         $11,638             $   10(5)          $ 4,016(3)      $  (733)(2)    $26,921
Product return reserve........       11,993          51,485                 --              41,260          (2,957)(2)     19,261
Accrued product warranty......       22,756          36,086                 40(5)           28,491             183(2)      30,574
Acquisition-related reserves:
  Inventory reserve...........           --          27,057                 --              12,433              --         14,624
  Property and equipment
    reserve...................           --           9,451                 --               1,593              --          7,858
  on-current asset reserve....           --           7,812                 --               7,812              --             --
  Accrued acquisition-related
    costs.....................           --          24,680                 --              13,477              --         11,203
                                   ----------      ----------           ------            ----------      ---------      ----------
    Total acquisition-related
      reserves................      $    --         $69,000             $   --             $35,315         $    --        $33,685
                                   ----------      ----------           ------            ----------      ---------      ----------

------------------------------

(1) Pooled business--net represents activity of Primary Access for the period for October 1, 1995 through May 31, 1995 (see Note 3 to the Consolidated Financial Statements).

(2) Pooled business--net represents activity of Chipcom for the period for January 1, 1995 through May 31, 1995 (see Note 3 to the Consolidated Financial Statements).

(3) Accounts written off--net of recoveries.

(4) Reduction in restructuring reserves based on current estimates of future costs.

(5) Adjustments relating to purchased businesses.

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
       2.1   Agreement and Plan of Reorganization, dated October 5, 1996, by and among 3Com, OnStream Acquisition
               Corporation and OnStream Networks, Inc. (included as Annex A)
       3.1   Amended and Restated Articles of Incorporation (Exhibit 19.1 to Form 10-Q) (6)
       3.2   Certificate of Amendment of the Amended and Restated Articles of Incorporation (Exhibit 3.2 to Form
               10-K) (15)
       3.3   Bylaws, as amended and restated (Exhibit 3.2 to Form 10-K) (10)
       3.4   Certificate of Amendment of the Amended and Restated Articles of Incorporation (Exhibit 4.1 to Form S-8)
               (23)
       4.1   Reference is made to Exhibit 3.1 (Exhibit 4.1 to Form 10-K) (15)
       5.1   Opinion of Gray Cary Ware & Freidenrich
       8.1   Opinion of Venture Law Group as to Tax Matters
      10.1   1983 Stock Option Plan, as amended (Exhibit 10.1 to Form 10-K) (7)
      10.2   Amended and Restated Incentive Stock Option Plan (4)
      10.3   License Agreement dated March 19, 1981 (1)
      10.4   First Amended and Restated 1984 Employee Stock Purchase Plan, as amended (Exhibit 19.1 to Form 10-Q) (8)
      10.5   Second Amended and Restated 1984 Employee Stock Purchase Plan, as amended (Exhibit 10.5 to Form 10-Q)
               (24)
      10.6   License Agreement dated as of June 1, 1986 (Exhibit 10.16 to Form 10-K) (3)
      10.7   3Com Corporation Director Stock Option Plan, as amended (Exhibit 19.3 to Form 10-Q) (8)
      10.8   Amended 3Com Corporation Director Stock Option Plan (Exhibit 10.4 to Form 10-Q) (24)
      10.9   Bridge Communications, Inc. 1983 Stock Option Plan, as amended (Exhibit 4.7 to Form S-8) (2)
      10.10  3Com Headquarters Lease dated December 1, 1988, as amended (Exhibit 10.14 to Form 10-K) (7)
      10.11  Ground Lease dated July 5, 1989 (Exhibit 10.19 to Form 10-K) (5)
      10.12  Sublease Agreement dated February 9, 1989 (Exhibit 10.20 to Form 10-K) (5)
      10.13  Credit Agreement dated April 21, 1993 (Exhibit 10.11 to Form 10-K) (9)
      10.14  Amendment to Credit Agreement (Exhibit 10.20 to Form 10-Q) (14)
      10.15  Second Amendment to Credit Agreement (Exhibit 10.21 to Form 10-Q) (26)
      10.16  3Com Corporation Restricted Stock Plan dated July 9, 1991 (Exhibit 19.2 to Form 10-Q) (8)
      10.17  Amended 3Com Corporation Restricted Stock Plan (Exhibit 10.17 to Form 10-Q) (24)
      10.18  Form of Escrow and Indemnification Agreement for Directors and Officers (Exhibit 10.15 to Form 10-Q)
               (11)
      10.19  Agreement and Plan of Reorganization dated December 16, 1993 among 3Com Corporation, 3Sub Corporation and Synernetics, Inc. (Exhibit 7.1 to Form 8-K) (12)
      10.20  Side Agreement Regarding Agreement and Plan of Reorganization dated January 14, 1993 among 3Com
               Corporation, 3Sub Corporation and Synernetics, Inc. (Exhibit 7.2 to Form 8-K) (12)
      10.21  Agreement and Plan of Reorganization dated January 18, 1994 (Exhibit 7.2 to Form 8-K) (13)
      10.22  Indemnification and Escrow Agreement dated February 2, 1994 (Exhibit 7.3 to Form 8-K) (13)
      10.23  1994 Stock Option Plan (Exhibit 10.22 to Form 10-K) (15)
      10.24  Lease Agreement between BNP Leasing Corporation, as Landlord, and 3Com Corporation, as Tenant, effective as of July 14, 1994 (Exhibit 10.23 to Form 10-Q) (16)

  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
      10.25  Second Amendment to Lease Agreement between BNP Leasing Corporation and 3Com Corporation, dated February
               1, 1996 (Exhibit 10.27 to Form 10-K) (25)
      10.26  Purchase Agreement between BNP Leasing Corporation and 3Com Corporation, dated July 14, 1994 (Exhibit
               10.24 to Form 10-Q) (16)
      10.27  First Amendment to Purchase Agreement between BNP Leasing Corporation and 3Com Corporation, dated
               February 1, 1996 (Exhibit 10.28 to Form 10-K) (27)
      10.28  Asset Purchase Agreement dated September 18, 1994 (Exhibit 7.1 to Form 8-K) (17)
      10.29  First Amendment to Asset Purchase Agreement dated October 17, 1994 (Exhibit 7.2 to Form 8-K) (17)
      10.30  Acquisition and Exchange Agreement dated March 22, 1995 among 3Com Corporation and Shareholders of Sonix
               Communications Limited (Exhibit 7.1 to Form 8-K) (20)
      10.31  Agreement and Plan of Reorganization, dated March 21, 1995, by and among 3Com Corporation, Anuinui
               Acquisition Corporation and Primary Access Corporation (Appendix A to prospectus included in Form S-4)
               (21)
      10.32  Amendment to Agreement and Plan of Reorganization, dated May 30, 1995 by and among 3Com Corporation,
               Anuinui Acquisition Corporation and Primary Access Corporation (Appendix A-1 to prospectus included in
               Form S-4) (21)
      10.33  Escrow Agreement, dated June 9, 1995 by and among 3Com Corporation, The First National Bank of Boston and Tench Coxe, Kathryn C. Gould and William R. Stensrud as Shareholders' Agents (Exhibit 10.27 to
               Form S-4) (21)
      10.34  Agreement and Plan of Merger dated as of July 26, 1995 among 3Com Corporation, Chipcom Acquisition
               Corporation and Chipcom Corporation (Exhibit 2.1 to Form S-4) (22)
      21.1   Subsidiaries of the Registrant
      23.1   Deloitte & Touche LLP Consent and Report on Schedule
      23.2   Independent Auditors' Report on Schedule and Consent
      23.3   Consent of Independent Accountants
      23.4   Consent of Deloitte & Touche LLP
      23.5   Consent of Gray Cary Ware & Freidenrich (included in Exhibit 5.1)
      23.6   Consent of Venture Law Group (included in Exhibit 8.1)
      24.1   Power of Attorney (included on page II-6)
      99.1   Other exhibits including all exhibits incorporated by reference

------------------------

 (1) Incorporated by reference to the corresponding Exhibit previously filed as an Exhibit to 3Com's Registration Statement on Form S-1 filed January 25, 1984 (File No. 2-89045).

 (2) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Registration Statement on Form S-8 filed October 13, 1987 (File No. 33-17848)

 (3) Incorporated by reference to the corresponding Exhibit or the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 10-K filed August 29, 1987 (File No. 0-12867)

 (4) Incorporated by reference to Exhibit 10.2 to Registrant's Registration Statement on Form S-4 filed on August 31, 1987 (File No. 33-16850)

 (5) Incorporated by reference to the corresponding Exhibit or the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 10-K filed on August 28, 1989 (File No. 0-12867)

 (6) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 10-Q filed on January 2, 1991 (File No. 0-12867)

 (7) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 10-K filed on August 27, 1991 (File No. 0-12867)

 (8) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 10-Q filed on January 10, 1992 (File No. 0-12867)

 (9) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 10-K filed on August 27, 1993 (File No. 0-12867)

(10) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Registration Statement on Form S-8 filed on November 24, 1993 (File No. 33-72158)

(11) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 10-Q filed January 14, 1994 (File No. 0-12867)

(12) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 8-K filed on January 31, 1994 (File No. 0-12867)

(13) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 8-K filed on February 11, 1994 (File No. 0-12867)

(14) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 10-Q filed on April 13, 1994 (File No. 0-12867)

(15) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 10-K filed on August 31, 1994 (File No. 0-12867)

(16) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 10-Q filed on October 16, 1994 (File No. 0-12867)

(17) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 8-K filed on November 11, 1994 (File No. 0-12867)

(18) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 8-K filed on November 16, 1994 (File No. 0-12867)

(19) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 10-Q filed on January 13, 1995 (File No. 0-12867)

(20) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Form 8-K filed on May 16, 1995 (File No. 0-12867)

(21) Incorporated by reference to the Exhibit or other item identified in parentheses previously filed as an Exhibit to or included in Registrant's Registration Statement on Form S-4 originally filed on March 23, 1995 (File No. 35-58203)

(22) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Registration Statement on Form S-4, originally filed on August 31, 1995 (File No. 33-62297)

(23) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Registration Statement on Form S-8, filed on October 19, 1995 (File No. 33-63547)

(24) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Registration Statement on Form 10-Q, filed on January 15, 1996 (File No. 0-12867)

(25) Incorporated by reference to the Exhibit identified in parentheses previously filed as an Exhibit to Registrant's Registration Statement on Form 10-Q, filed on April 12, 1996 (File No. 0-12867)